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02049307

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME State Bank of India

*CURRENT ADDRESS

PROCESSED
AUG 2 1 2002
THOMSON FINANCIAL

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 4524   FISCAL YEAR 3-31-02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING)	☐	*AR/S (ANNUAL REPORT)*	☑
12G32BR (REINSTATEMENT)	☐	*SUPPL (OTHER)*	☐
DEF 14A (PROXY)	☐		

OICF/BY: dlw

DATE: 8/16/02



भारतीय स्टेट बैंक
State Bank of India

वार्षिक रिपोर्ट 2001-2002
Annual Report 2001-2002

बैंक का लक्ष्य कथन

i) विश्वस्तरीय कार्यक्षमता एवं व्यावसायिकता और सुदृढ़ संस्थात्मक मूल्यों के साथ विश्वव्यापी संभावनाओं से युक्त अग्रणी भारतीय वित्तीय सेवा समूह.

ii) देश में विकास बैंकिंग के अग्रणी के रूप में अपनी स्थिति बनाए रखना.

iii) प्रति शेयर निरंतर उच्च उपार्जन के माध्यम से शेयरधारक मूल्य में वृद्धि.

iv) पारस्परिक विचारशीलता एवं प्रतिबद्धता की संस्कृति, समाधानजनक एवं प्रोत्साहनपरक कार्य परिवेश और सतत ज्ञान अर्जन के अवसरों से सुसज्जित एक संस्थान.

बैंक का ध्येय

विश्वस्तरीय मानकों एवं महत्त्वपूर्ण विश्वव्यापी व्यवसाय सहित अग्रणी भारतीय वित्तीय सेवा समूह के रूप में अपनी स्थिति बनाए रखते हुए ग्राहकों, शेयरधारकों तथा कर्मचारियों की संतुष्टि के लिए प्रतिबद्ध और विकास बैंकिंग की भूमिका पर लगातार बल देते हुए विस्तारशील तथा विविधीकृत वित्तीय सेवा क्षेत्र में अपनी अग्रणी भूमिका का निर्वाह करना.

THE BANK'S VISION

i) Premier Indian Financial Services Group with global perspective, world-class standards of efficiency and professionalism and core institutional values.

ii) Retain its position in the country as a pioneer in Development Banking.

iii) Maximize shareholder value through high-sustained earnings per share.

iv) An institution with a culture of mutual care and commitment, a satisfying and exciting work environment and continuous learning opportunities.

THE BANK'S MISSION

To retain the Bank's position as the premier Indian financial services group, with the world class standards and significant global business, committed to excellence in customer, shareholder and employee satisfaction, and to play a leading role in the expanding and diversifying financial services sector, while continuing emphasis on its development banking role.

सूचना

भारतीय स्टेट बैंक

केन्द्रीय कार्यालय, मुंबई 400 021.

22 जून 2002

1 आषाढ़ 1924 (शक)

भारतीय स्टेट बैंक के शेयरधारकों की 47 वीं वार्षिक महासभा श्री षणमुखानंद हाल, प्लाट नं. 292, कामरेड हरबंसलाल मार्ग, सायन (पूर्व), मुंबई-400 022 (महाराष्ट्र) में बुधवार, दिनांक 7 अगस्त 2002 को अपराह्न 3.30 बजे निम्नलिखित कार्य के निष्पादन हेतु होगी:

> "31 मार्च 2002 तक की केन्द्रीय बोर्ड की रिपोर्ट, बैंक का तुलनपत्र और लाभ एवं हानि खाता तथा तुलनपत्र और लेखों पर लेखापरीक्षकों की रिपोर्ट प्राप्त करना."

जानकी वल्लभ

जानकी बल्लभ

अध्यक्ष

Notice

State Bank of India

Central Office, Mumbai 400 021.

22nd June, 2002

1 Asar 1924 (Saka)

The 47th Annual General Meeting of the Shareholders of the State Bank of India will be held at the Sri Shanmukhananda Hall, Plot No. 292, Comrade Harbanslal Marg, Sion (E), Mumbai-400 022 (Maharashtra) on Wednesday, the 7th August, 2002 at 3.30 P.M. for transacting the following business :

> "to receive the Central Board's Report, the Balance Sheet and Profit and Loss Account of the Bank made up to the 31st March, 2002 and the Auditors' Report on the Balance Sheet and Accounts."

JANKI BALLABH

Chairman

विषय-सूची

Contents

केन्द्रीय निदेशक बोर्ड / Central Board of Directors

(20 जून 2002 को)	(As on 20th June 2002)
अध्यक्ष	Chairman
श्री जानकी बल्लभ	**Shri Janki Ballabh**
प्रबंध निदेशक	Managing Directors
श्री वाई. राधाकृष्णन	**Shri Y. Radhakrishnan**
श्री एस. गोविंदराजन	**Shri S. Govindarajan**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (खख) के अन्तर्गत निदेशक (पदेन)	Directors (ex-officio) under Section 19(bb) of SBI Act
श्री के. पी. झुनझुनवाला	**Shri K. P. Jhunjhunwala**
अवधि : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति तक, जो भी बाद में हो.	Term : 3 years or appointment of Successor, whichever is later.
भारतीय स्टेट बैंक अधिनियम की धारा 19 (ग) के अन्तर्गत निर्वाचित निदेशक	Director elected under Section 19 (c) of SBI Act
डॉ. एस. रमणी	**Dr. S. Ramani**
डॉ. आई. जी. पटेल	**Dr. I. G. Patel**
श्री अजय जी. पीरामल	**Shri Ajay G. Piramal**
श्री पृथ्वीराज खन्ना	**Shri Prithvi Raj Khanna**
अवधि : 3 वर्ष अथवा अगले 3 वर्ष की अवधि के लिए पुनर्निर्वाचित होने तक	Term : 3 years or re-elected for further period of 3 years
भारतीय स्टेट बैंक अधिनियम की धारा 19 (गख) के अन्तर्गत नामित निदेशक	Director nominated under Section 19(cb) of SBI Act
श्री शांता राजू	**Shri Shantha Raju**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (घ) के अन्तर्गत निदेशक	Director under Section 19(d) of SBI Act
श्री किरीट शांतिलाल पारीख	**Shri Kirit Shantilal Parikh**
अवधि : 3 वर्ष अथवा उत्तराधिकारी की नियुक्ति होने तक - अधिकतम 6 वर्ष	Term : 3 years or till the Successor is appointed - Maximum 6 years
भारतीय स्टेट बैंक अधिनियम की धारा 19 (ङ) के अन्तर्गत निदेशक	Director under Section 19(e) of SBI Act
श्री एस.के. पुरकायस्थ	**Shri S.K. Purkayastha**
भारतीय स्टेट बैंक अधिनियम की धारा 19 (च) के अन्तर्गत निदेशक	Director under Section 19(f) of SBI Act
श्रीमती के. जे. उदेशी	**Smt. K.J. Udeshi**



श्री जानकी बल्लभ
Shri Janki Ballabh



श्री वाई. राधाकृष्णन
Shri Y. Radhakrishnan



श्री एस. गोविंदराजन
Shri S. Govindarajan



श्री के. पी. झुनझुनवाला
Shri K. P. Jhunjhunwala



डॉ. एस. रमणी
Dr. S. Ramani



डॉ. आई. जी. पटेल
Dr. I. G. Patel



श्री अजय जी. पीरामल
Shri Ajay G. Piramal



श्री पृथ्वीराज खन्ना
Shri Prithvi Raj Khanna



श्री शांता राजू
Shri Shantha Raju



श्री किरीट एस.पारीख
Shri Kirit S. Parikh



श्री एस.के. पुरकायस्थ
Shri S.K. Purkayastha



श्रीमती के. जे. उदेशी
Smt. K.J. Udeshi

स्थानीय बोर्ड के सदस्य

(20 जून 2002 को)

कोलकाता स्थानीय बोर्ड
श्री टी. के. केशवमूर्ति - मुख्य महाप्रबंधक (पदेन)

मुंबई स्थानीय बोर्ड
श्री अजय जी. पीरामल* - सदस्य
श्री के. एस. पारीख - सदस्य
श्री बी. बेहरा - मुख्य महाप्रबंधक (पदेन)

चेन्नई स्थानीय बोर्ड
डॉ. एस. रमणी* - सदस्य
श्री आर. सी. शर्मा - मुख्य महाप्रबंधक (पदेन)

नई दिल्ली स्थानीय बोर्ड
श्री पृथ्वीराज खन्ना* - सदस्य
श्री आर. के. थपलियाल - मुख्य महाप्रबंधक (पदेन)

लखनऊ स्थानीय बोर्ड
श्री प्रभाकर शर्मा - मुख्य महाप्रबंधक (पदेन)

अहमदाबाद स्थानीय बोर्ड
डॉ. आई. जी. पटेल* - सदस्य
श्री एस. के. मुखर्जी - मुख्य महाप्रबंधक (पदेन)

हैदराबाद स्थानीय बोर्ड
श्री ए. के. दास - मुख्य महाप्रबंधक (पदेन)

पटना स्थानीय बोर्ड
श्री के. पी. झुनझुनवाला - सभापति
श्री संजय सेठ - सदस्य
श्री विनय कुमार कांता - सदस्य
श्री के. सी. राऊत - मुख्य महाप्रबंधक (पदेन)

भोपाल स्थानीय बोर्ड
श्री एस. गुरुराजन - मुख्य महाप्रबंधक (पदेन)

भुवनेश्वर स्थानीय बोर्ड
श्री वी. पी. शर्मा - मुख्य महाप्रबंधक (पदेन)

चण्डीगढ़ स्थानीय बोर्ड
श्री आर. के. सिन्हा - मुख्य महाप्रबंधक (पदेन)

बंगलूर स्थानीय बोर्ड
श्रीमती मैथिली रंगराजन - मुख्य महाप्रबंधक (पदेन)

गुवाहाटी स्थानीय बोर्ड
श्री सी. आर. राधाकृष्णन - मुख्य महाप्रबंधक (पदेन)

तिरुवनन्तपुरम स्थानीय बोर्ड
श्री सी. सुंदरश्याम - मुख्य महाप्रबंधक (पदेन)

* भारतीय स्टेट बैंक अधिनियम की धारा 21 (ख) के अनुसार स्थानीय बोर्ड पर नामित केंद्रीय बोर्ड के निदेशक.

* बंगाल, लखनऊ, हैदराबाद, भोपाल, भुवनेश्वर, चंडीगढ़, बंगलूर, गुवाहाटी एवं केरल मंडलों में स्थानीय बोर्ड की बैठक के संचालन हेतु आवश्यक संख्या न होने से स्थानीय बोर्ड की एक समिति जिसमें अध्यक्ष एवं उस मंडल के मुख्य महाप्रबंधक शामिल होते हैं, स्थानीय बोर्ड के कार्य करने के लिए आवधिक अंतरालों पर बैठक आयोजित करती है.

Members of Local Boards

(As on 20th June 2002)

Kolkata Local Board
Shri T.K. Keshavamurthy - Chief General Manager (Ex-Officio)

Mumbai Local Board
Shri Ajay G. Piramal* - Member
Shri K.S. Parikh - Member
Shri B. Behera - Chief General Manager (Ex-Officio)

Chennai Local Board
Dr. S. Ramani* - Member
Shri R. C. Sharma - Chief General Manager (Ex-Officio)

New Delhi Local Board
Shri Prithvi Raj Khanna* - Member
Shri R.K. Thapliyal - Chief General Manager (Ex-Officio)

Lucknow Local Board
Shri Prabhakar Sharma - Chief General Manager (Ex-Officio)

Ahmedabad Local Board
Dr. I. G. Patel* - Member
Shri S.K. Mukherjee - Chief General Manager (Ex-Officio)

Hyderabad Local Board
Shri A.K. Das - Chief General Manager (Ex-Officio)

Patna Local Board
Shri K. P. Jhunjhunwala - President
Shri Sanjay Seth - Member
Shri Vinay Kumar Kantha - Member
Shri K.C. Rout - Chief General Manager (Ex-Officio)

Bhopal Local Board
Shri S. Gururajan - Chief General Manager (Ex-Officio)

Bhubaneswar Local Board
Shri V. P. Sharma - Chief General Manager (Ex-Officio)

Chandigarh Local Board
Shri R.K. Sinha - Chief General Manager (Ex-Officio)

Bangalore Local Board
Smt. Mythili Rangarajan - Chief General Manager (Ex-Officio)

Guwahati Local Board
Shri C.R. Radhakrishnan - Chief General Manager (Ex-Officio)

Thiruvanathapuram Local Board
Shri C. Sundarashyam - Chief General Manager (Ex-Officio)

* Directors on the Central Board nominated on the Local Boards as per Section 21(b) of SBI Act.

* *In the absence of the required quorum for conduct of Local Board Bengal,* Lucknow, Hyderabad, Bhopal, Bhubaneswar, Chandigarh, Bangalore, Guwahati and Kerala Circles, a Committee of Local Board comprising the Chairman and the Chief General Manager of the Circle meets at periodical intervals to carry out the functions of the Local Board.

केन्द्रीय प्रबंधन समिति के सदस्य

(20 जून 2002 को)

श्री जानकी बल्लभ
अध्यक्ष

श्री वाई. राधाकृष्णन
प्रबंध निदेशक एवं समूह
कार्यपालक (कारपोरेट बैंकिंग)

श्री एस. गोविंदराजन
प्रबंध निदेशक एवं समूह
कार्यपालक (राष्ट्रीय बैंकिंग)

श्री ए. के. बत्रा
उप प्रबंध निदेशक
एवं समूह कार्यपालक
(अंतरराष्ट्रीय बैंकिंग)

श्री पी. एन. वेंकटाचलम्
उप प्रबंध निदेशक एवं
मुख्य ऋण अधिकारी

श्री के.एस.वी. कृष्णमाचारी
उप प्रबंध निदेशक
(सहयोगी एवं अनुषंगियाँ)

श्री आर. अस्थाना
उप प्रबंध निदेशक
एवं मुख्य वित्तीय अधिकारी

श्री सी. भट्टाचार्य
उप प्रबंध निदेशक
(निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

श्री एस. संतानकृष्णन
उप प्रबंध निदेशक एवं
कारपोरेट विकास अधिकारी

श्री के. अशोक किणी
उप प्रबंध निदेशक

Members of Central Management Committee

(As on 20th June 2002)

Shri Janki Ballabh
Chairman

Shri Y. Radhakrishnan
Managing Director &
Group Executive (Corporate Banking)

Shri S. Govindarajan
Managing Director &
Group Executive (National Banking)

Shri A. K. Batra
Deputy Managing Director
& Group Executive
(International Banking)

Shri P. N. Venkatachalam
Deputy Managing Director &
Chief Credit Officer

Shri K.S.V. Krishnamachari
Deputy Managing Director
(Associates & Subsidiaries)

Shri R. Asthana
Deputy Managing Director
& Chief Financial Officer

Shri C. Bhattacharya
Deputy Managing Director
(Inspection & Management Audit)

Shri S. Santhanakrishnan
Deputy Managing Director
& Corporate Development Officer

Shri K. Ashok Kini
Deputy Managing Director

एम.सी. भंडारी एंड कं.	M.C. Bhandari & Co.
व्यास एंड व्यास	Vyas & Vyas
एस. विश्वनाथन	S. Viswanathan
एस.पी. चोपड़ा एंड कं.	S.P. Chopra & Co.
पी. जैन एंड कं.	P. Jain & Co.
आर.देवेन्द्र कुमार एंड एसोशिएट्स	R.Devendra Kumar & Associates
वेणुगोपाल एंड चिनॉय	Venugopal & Chenoy
सालारपुरिया जाजोदिया एंड कं.	Salarpuria Jajodia & Co.
ओ.पी. तोत्ला एंड कं.	O.P. Totla & Co.
के.एस. अय्यर एंड कं.	K.S. Aiyar & Co.
बी.डी. बंसल एंड कं.	B.D. Bansal & Co.
नन्दी एण्ड एसोशिएट्स	Nundi & Associates
आर. सुब्रमण्यन एंड कं.	R. Subramanian & Co.
फिलिपस एंड कं.	Phillipos & Co.

उल्लेखनीय तथ्य
Highlights

वर्ष के लिए **FOR THE YEAR**	**2001-02**	**2000-01**	**परिवर्तन प्रतिशत में % change**
कुल आय (करोड़ रुपये) Total Income (Rs. crore)	33,985	30,021	13.2
कुल व्यय (करोड़ रुपये) Total Expenditure (Rs. crore)	31,553	28,417	11.0
निवल लाभ (करोड़ रुपये) Net Profit (Rs. crore)	2,431.6	1,604.2	51.6
आय-प्रति शेयर (रुपये) Earnings per Share (Rs.)	46.20	30.48	51.6
औसत आस्तियों पर आय (%) Return on Average Assets (%)	0.73	0.57	28.1
ईक्विटी पर आय (%) Return on Equity (%)	15.97	11.92	34.0
प्रति कर्मचारी लाभ (रुपये) Profit per Employee (Rs.)	115,820	70,000	65.5

वर्ष की समाप्ति पर **AT THE END OF**	**मार्च March 2002**	**मार्च March 2001**	**परिवर्तन प्रतिशत में % change**
संदत्त पूँजी और आरक्षितियां एवं अधिशेष (करोड़ रुपये) Paid-up Capital and Reserves & Surplus (Rs. crore)	15,224	13,461	13.1
जमाराशियां (करोड़ रुपये) Deposits (Rs. crore)	2,70,560	2,42,828	11.4
अग्रिम (करोड़ रुपये) Advances (Rs. crore)	1,20,806	1,13,590	6.3
देशीय शाखाओं की संख्या Number of Domestic Branches	9,034	9,026	0.1
विदेश स्थित शाखाओं/कार्यालयों की संख्या Number of Foreign Branches / Offices	51	52	-1.9
पूँजी पर्याप्तता अनुपात (%) Capital Adequacy Ratio (%)	13.35	12.79	4.4
निवल अलाभकारी आस्तियाँ (%) Net NPA (%)	5.63	6.03	-6.6


प्रति कर्मचारी लाभ (रुपये हजार में)
Profit per Employee (Rupees in Thousand)
140
120
100
80
60
87
70
115.82
1999-00
2000-01
2001-02

प्रिय शेयरधारकों,

आपके बैंक के निदेशक-बोर्ड की वर्ष 2001-02 की रिपोर्ट आपको प्रस्तुत करते हुए मुझे प्रसन्नता हो रही है. आपको अपने बैंक का उत्कृष्ट निष्पादन देखकर प्रसन्नता होगी जिसके विवरण रिपोर्ट में प्रस्तुत किए गए हैं.

वर्ष 2001-02 में मिली-जुली प्रवृत्तियाँ देखी गईं. सकल देशीय उत्पाद में संवृद्धि का प्रमुख कारण, कृषि क्षेत्र का बेहतर निष्पादन रहा. कम मुद्रा-स्फीति, विदेशी मुद्रा आरक्षितियों की सुदृढ़ संवृद्धि तथा खाद्यानों के बड़े भंडार ने अर्थव्यवस्था को सुदृढ़ बनाने में योगदान किया.

आर्थिक सुधारों के एक दशक ने भारतीय अर्थव्यवस्था को आधारभूत सुदृढ़ता प्रदान की. दूसरी पीढ़ी के सुधार, देश को उच्चतर संवृद्धि के पथ पर अग्रसर करेंगे. बैंकिंग क्षेत्र के सुधारों ने, बैंकों की लाभप्रदता एवं दक्षता में निस्संदेह वृद्धि की है किंतु घटते कीमत-लागत अंतर और लाभप्रदता में होने वाली कमी के कारण बढ़ती प्रतिस्पर्धा जैसी नई चुनौतियों का सामना करने के लिए बैंकों को आने वाले दिनों में स्वयं को तैयार करना होगा. संवृद्धि के लिए प्रौद्योगिकी का आश्रय लेने हेतु बैंकों को प्रौद्योगिकी के प्रभाव की बेहतर समझ विकसित करनी होगी और बदलते परिवेश में जोखिमों का सामना करने हेतु नई कार्यनीतियाँ तैयार करने के साथ-साथ बदलाव लाने में तत्परता दिखानी होगी. कुल मिलाकर ग्राहकों पर अधिकाधिक ध्यान दिए जाने की आवश्यकता है. बैंकों के भावी व्यवसाय का स्वरूप, ब्याज मार्जिन पर नहीं बल्कि ग्राहकों को मूल्यवर्धित सेवाएं प्रदान करने पर निर्भर करेगा. बदलते परिवेश में कारपोरेट अभिशासन और अंतरराष्ट्रीय मानदंड तथा सर्वोत्तम व्यवहार अपनाने जैसे अन्य विषयों पर भी ध्यान देना पड़ेगा.

आपको यह देखकर प्रसन्नता होगी कि आपका बैंक इन सभी विषयों पर ध्यान दे रहा है और उसने सूचना प्रौद्योगिकी आधारित उत्पाद एवं सेवाएं शुरू करने के लिए पहल की है. आपका बैंक एक प्रौद्योगिकी चालित बैंक बनने की दिशा में तेजी से अग्रसर है, जैसेकि ग्राहकों के लिए वैविध्यपूर्ण उत्पादों, व्यवसाय संवृद्धि के बहुविध वितरण माध्यमों तथा लागतों में कमी करने, लाभप्रदता में वृद्धि करने और प्रतिस्पर्धा में आगे बने रहने की कार्यनीति से पता चलता है. एक अत्याधुनिक मुख्य (कोर) बैंकिंग समाधान का चयन किया गया है जिसमें हमारे ग्राहकों के लिए कहीं भी बैंकिंग सेवा उपलब्ध करवाने का प्रावधान है. इन समाधानों के कार्यान्वयन का कार्य टाटा कंसल्टेंसी सर्विसेज (टी सी एस) को सौंपा गया है. कार्यान्वियन शुरू हो चुका है और हमें आशा है कि एक वर्ष में इसके ठोस परिणाम मिलेंगे. नेटवर्किंग परियोजना के माध्यम से अक्तूबर 2002 तक 20 शहरों तथा दिसंबर 2002 तक 49 शहरों को जोड़ दिया जाएगा.

इंटरनेट बैंकिंग सेवाओं में और विस्तार किया गया है और यह 154 शाखाओं में उपलब्ध हो गई है. कारपोरेटों के लिए एक अलग इंटरनेट बैंकिंग उत्पाद मार्च 2002 में शुरू किया गया था. प्रौद्योगिकी समर्थित परिचालनों में आस्ति देयता प्रबंधन एवं राजकोष प्रबंधन, ऐसा एक अन्य क्षेत्र है जिसके लिए अन्य प्रौद्योगिकी समाधानों का चयन कर लिया गया है. 3,000 से भी अधिक शाखाएं (80.28 प्रतिशत व्यवसाय) कंप्यूटरीकृत प्रणालियों द्वारा संचालित हैं. देश भर में 1,070 एटीएम की स्थापना करना उल्लेखनीय उपलब्धि रही, जिनसे 1.8 मिलियन एटीएम कार्डधारक सेवाएं प्राप्त कर रहे हैं. इनमें से 568 एटीएम 102 केंद्रों से परस्पर जुड़े हैं. संपूर्ण शाखा कंप्यूटरीकरण, कारपोरेट ग्राहकों के लिए दूर से लॉग-इन, टेली बैंकिंग, इलेक्ट्रॉनिक भुगतान प्रणाली, वेब का विस्तार, स्विफ्ट आधारित सेवाएं तथा चेक प्रोसेसिंग प्रणाली जैसी परंपरागत सूचना प्रौद्योगिकी पहलों में बड़े कदम उठाकर आपका बैंक सबसे आगे रहा. आपके बैंक ने देशभर में 24 स्थानों पर अपना वीडियो वार्ता नेटवर्क शुरू किया जो देश में इस प्रकार का सबसे बड़ा नेटवर्क है.

From the Chairman's Desk



Dear Shareholders,

I am pleased to place before you the Report of the Board of Directors of your Bank for the year 2001-02. You will be happy to see your Bank's excellent performance, details of which are presented in the Report.

The year 2001-02 witnessed mixed trends with GDP growth largely driven by good agricultural performance. Low inflation, robust growth in foreign exchange reserves and large stocks of foodgrains added to the strength of the economy.

A decade of economic reforms has strengthened the fundamentals of the Indian economy and the second generation reforms will serve to put the country on to a higher growth trajectory. There is no doubt that banking sector reforms have increased the profitability, productivity and efficiency of banks, but in the days ahead banks will have to prepare themselves to face new challenges including growing competition in the face of falling spreads and squeeze on profitability. In order to leverage technology for growth, banks need to develop a greater understanding of the impact of technology and a sense of urgency for implementing the changes along with putting in place new strategies to manage risks in the changing environment. Ultimately, there is need for greater customer orientation and future business models of banks will not be based on interest margins but rather on value added services to the customer. Other issues that compel attention in the changing environment are corporate governance and adoption of international standards and best practices.

You will be happy to see that your Bank is addressing these issues and has taken path-breaking initiatives in introducing IT driven products and services. Your Bank is fast growing into a technology-driven bank, with a range of products for customers, multiple delivery channels for business growth and a strategy to reduce costs, improve profitability and stay ahead of the competition. A state-of-the-art core banking solution has been identified which provides anywhere banking for our customers. The task of implementing the solutions has been entrusted to Tata Consultancy Services (TCS). Implementation has already commenced and we expect to see tangible results in a year's time. Networking project will lead the way with 20 cities connected by October 2002 and 49 cities by December 2002.

Internet banking services have been further expanded to reach out to 154 branches and an exclusive Internet banking product for corporates was launched in March 2002. Other technology solutions identified to leapfrog into IT-enabled operations relate to Asset Liability Management and Treasury Management. More than 3000 branches (80.28% of the business) are driven by computerised systems. One of the landmark achievements was the deployment of 1070 ATMs across the country catering to more than 1.8 million ATM cardholders. Of these ATMs, 568 were networked across 102 centres. Your Bank vigorously marched ahead taking giant strides in traditional IT initiatives like full branch computerisation, remote login for corporate customers, tele-banking, electronic payment system, expanding web presence, SWIFT based services and cheque processing systems. Your Bank launched

ग्राहकों की अपेक्षाओं के अनुरूप, आपके बैंक ने वर्ष के दौरान कई नए उत्पाद शुरू किए. आवास प्रमुख क्षेत्र के रूप में उभरा और इसके अंतर्गत बहुत ही प्रतिस्पर्धात्मक दरों पर ऋण दिए गए. आवश्यकता आधारित एक लचीली आवास ऋण योजना शुरू की गई जिसमें ग्राहक अपने अन्य वित्तीय दायित्वों को ध्यान में रखकर अपनी चुकौती क्षमता के अनुरूप अदायगी के विभिन्न वर्षों के लिए अपनी किश्तें स्वयं तय कर सकेगा. बैंक ने अल्पावधि आवास ऋण योजना भी शुरू की जिसके अंतर्गत उन ग्राहकों को जो अधिकतम 5 वर्षों की अल्पावधि में अपने ऋणों की अदायगी करने में सक्षम हैं, न्यूनतम ब्याज दरों की सुविधा प्रदान की जाती है. चालू वर्ष के दौरान प्रस्तावित नए उत्पादों में एटीएम कार्डों का डेबिट कार्ड में कोटि उन्नयन, कोटि उन्नत टेली बैंकिंग, स्मार्ट कार्ड, सहब्रांडवाले क्रेडिट कार्ड, एटीएम एवं इंटरनेट के माध्यम से रेल्वे आरक्षण आदि भी सम्मिलित हैं.

विकास बैंकिंग पर ध्यान केंद्रित करते हुए निवल बैंक ऋणों के अनुपात के रूप में प्राथमिकताप्राप्त क्षेत्र के लिए आपके बैंक के अग्रिम मार्च 2002 के अंत तक 41.53 प्रतिशत रहे, जबकि लक्ष्य 40 प्रतिशत है. कृषि क्षेत्र के ऋणों में वृद्धि करने हेतु आपके बैंक ने वर्ष के दौरान किसान गोल्ड कार्ड, लघु एवं सीमांत किसानों के लिए भूमि खरीद योजना तथा संयुक्त हार्वेस्टरों की खरीद के लिए वित्तपोषण योजना जैसी नई योजनाएं शुरू की. अभी तक आपके बैंक ने 2,873 करोड़ रुपये की कुल ऋणसीमा वाले 14.04 लाख किसान क्रेडिट कार्ड जारी किए हैं तथा वर्ष 2002-03 के दौरान 8.20 लाख से अधिक किसान क्रेडिट कार्ड एवं 1.15 लाख किसान गोल्ड कार्ड जारी करने का लक्ष्य रखा है. आपके बैंक ने लघु औद्योगिक इकाइयों के फायदे के लिए तीन नए उत्पाद, अर्थात् एसएमई क्रेडिट प्लस, सामान्य प्रयोजन सावधि ऋण और लघु व्यवसाय क्रेडिट कार्ड भी शुरू किये हैं. छोटे और मझोले उद्यमियों के गुणवत्ता एवं लागत की दृष्टि से प्रतिस्पर्धा में निरंतर बने रहने के लिए आपके बैंक ने प्रौद्योगिकी उन्नयन परियोजना के अंतर्गत अपने कार्यकलाप बढ़ाए हैं. विभिन्न उद्योग समूहों को शामिल करते हुए अब तक 22 समूहों को प्रौद्योगिकी उन्नयन परियोजना के अंतर्गत सम्मिलित किया गया है. बहुत छोटी राशि वाले ऋणों से संबंधित अपने प्रयासों के अंतर्गत, आपका बैंक अब तक 23 लाख से अधिक सदस्यों वाले 1,27,820 स्वयं सहायता समूहों से जुड़ा है और वर्ष के दौरान 27,560 नए स्वयं सहायता समूहों से जुड़ने की योजना बनाई है.

आपके बैंक में एक सुनिर्धारित अलाभकारी आस्ति प्रबंधन नीति लागू है, जिसमें अन्य बातों के साथ-साथ, समस्याग्रस्त ऋणों का शीघ्र पता लगाना, प्रारंभिक चेतावनी संकेतों पर प्रभावी कार्रवाई करना और एकबारगी निपटान (ओ टी एस) सहित वसूली के प्रति सशक्त दृष्टिकोण अपनाना शामिल है. बैंक ने भारतीय रिजर्व बैंक द्वारा तैयार की गई विभिन्न एकबारगी निपटान योजनाओं का व्यापक रूप से प्रचार किया है. शाखा स्तर पर स्टाफ और ऋणियों को प्रेरित किए जाने से इन योजनाओं के अच्छे परिणाम सामने आए हैं. आपके बैंक का सकल और निवल अलाभकारी आस्ति स्तर जो मार्च 2001 में क्रमशः 12.93 प्रतिशत और 6.03 प्रतिशत था, मार्च 2002 में घटकर क्रमशः 11.95 प्रतिशत और 5.63 प्रतिशत रह गया.

अविनियमित परिवेश में सफलता की कुंजी जोखिम प्रबंधन होती है; सुअवसर अकेले नहीं आते हैं अपितु नए रूप और विभिन्न परिमाणों में जोखिम अपने साथ लाते हैं. बैंकों को जोखिम प्रबंधन परिवेश में कारोबार करने तथा ऋण, बाजार और अन्य प्रकार के जोखिमों को ध्यान में रखकर समीक्षा एवं नियंत्रण प्रणालियां विकसित करने की आवश्यकता है. इसके लिए स्टाफ में प्रचुर मात्रा में फिर से कौशल विकसित करने, विशेषज्ञों का एक संवर्ग तैयार करने और प्रौद्योगिकी संचालित प्रबंधन सूचना प्रणालियां शुरू करने की आवश्यकता है. विभिन्न चुनौतियों का सामना करने और बैंकिंग के स्वरूप में आ रहे बदलाव के कारण उत्पन्न होने वाले अवसरों का फायदा उठाने के लिए हमारी व्यवसाय संवर्धन और मानव संसाधन प्रणालियों को इनके अनुरूप बनाना होगा और इस दिशा में प्रयास शुरू भी किए जा चुके हैं.

इन सभी पहलों से, आपका बैंक आगामी वर्ष में तेजी से आगे बढ़ने और अपने निर्धारित वित्तीय लक्ष्यों एवं कार्यनीतियों को पूरा करने की बेहतर स्थिति में है.

हार्दिक सम्मान सहित,

आपका,

(जानकी बल्लभ)

its country-wide Video Conferencing network spanning 24 locations – the largest such network in the country.

In line with customer expectations, your Bank launched several new products during the year. Housing emerged as a major thrust area and loans were offered at very competitive rates. A flexible tailor-made housing loan scheme was launched wherein the customer could fix his instalments for various years of repayment aligning these with his repayment capacity keeping in view other financial obligations. The Bank also introduced a short-term housing loan scheme offering the benefit of lower rate of interest to customers having the capacity to repay their loans in a shorter period up to a maximum of five years. New products proposed to be offered during the current year include upgradation of ATM cards to Debit cards, upgraded version of tele-banking, smart cards, co-branded credit cards, railway reservation through ATM and Internet, etc.

Maintaining the thrust on development banking, your Bank's advances to the priority sector as a proportion of net bank credit stood at 41.53% at the end of March 2002 against the benchmark of 40%. During the year, the Bank launched new schemes to increase the flow of credit to the agricultural sector viz., Kisan Gold Card, Land Purchase Scheme for small and marginal farmers and scheme for financing purchase of Combine Harvesters. So far your Bank has issued 14.04 lakh Kisan Credit Cards covering aggregate credit limits of Rs 2873 crore and has a target of issuing more than 8.20 lakh Kisan Credit Cards and 1.15 lakh Kisan Gold Cards during 2002-03. Your Bank has also launched three new products for the benefit of SSI units viz., SME Credit Plus, General Purpose Term Loan and Small Business Credit Card. Your Bank has stepped up its activities under Project Uptech to make SMEs more quality and cost competitive. So far 22 clusters covering various industry groups have been taken up under Project Uptech. Under its initiatives for Micro Credit, your Bank has so far linked itself with 127,820 Self Help Groups (SHGs) covering more than 23 lakh members and has plans to link itself with 27,560 new SHGs during the year.

Your Bank has a well documented NPA Management Policy, which emphasises, inter alia, early identification of problem loans, effective response to early warning signals and vigorous approach to recovery including one time settlement (OTS). The Bank widely publicised various OTS schemes formulated by RBI. Due to efforts at the grass roots in motivating the staff and the borrowers, the schemes yielded good results. The gross and net NPA levels of your Bank have come down from 12.93% and 6.03% respectively in March 2001 to 11.95% and 5.63% respectively in March 2002.

In a deregulated environment risk management holds the key to success; opportunities do not come alone but bring in their wake risks in new forms and of varying magnitudes. Banks need to usher in a risk management culture and develop review and control systems encompassing credit, market and other forms of risk. This calls for tremendous amount of reskilling of staff, developing a cadre of specialists and introduction of technology driven management information systems. Our Business Development and HR systems will have to rise to meet the various challenges and exploit opportunities thrown up by the paradigm shift in banking. Efforts are already on in that direction.

With all these initiatives, your Bank is well poised to move ahead rapidly in the current year and achieve the financial goals and strategies we have set for ourselves.

With warm regards,
Yours sincerely

(Janki Ballabh)

प्रबंधन चर्चा एवं विश्लेषण

आर्थिक पृष्ठभूमि और बैंकिंग परिवेश

वर्ष 2001-02 के दौरान भारतीय अर्थव्यवस्था में मिली-जुली प्रवृत्तियां अनुभव की गईं. वर्ष 2000-01 की 4 प्रतिशत बढ़ोतरी की तुलना में संपूर्ण सकल देशीय उत्पाद में 5.4 प्रतिशत की वृद्धि हुई जिसका कारण मुख्य रूप से कृषि क्षेत्र का बेहतर निष्पादन रहा. खाद्यान्नों की पैदावार में बढ़ोतरी और कृषि में 5.8 प्रतिशत संवृद्धि होने की आशा है जबकि 2000-01 में इसमें 0.2 प्रतिशत की गिरावट आई थी. सेवा क्षेत्र में 6.2 प्रतिशत संवृद्धि भी 2000-01 की 5.0 प्रतिशत संवृद्धि से अधिक है जिसका मुख्य कारण व्यापार और परिवहन, वित्त एवं व्यवसाय सेवाओं में वृद्धि होना है. देशीय मुद्रास्फीति की स्थिति (थोक-मूल्य सूचकांक वर्ष-प्रति-वर्ष) भी अत्यधिक अनुकूल रही, जो मार्च 2001 के अंत तक 4.9 प्रतिशत थी, मार्च 2002 के अंत तक घटकर 1.4 प्रतिशत रह गई. विदेशी मुद्रा आरक्षितियों में 11.8 बिलियन अमरीकी डालर की भारी संवृद्धि हुई जो मार्च 2001 के अंत तक 42.3 बिलियन अमरीकी डालर थी, मार्च 2002 के अंत तक बढ़कर 54.1 बिलियन अमरीकी डालर हो गई. यह किसी एक वर्ष में होने वाली सर्वाधिक बढ़ोतरी है. इसका कारण - व्यापार घाटे में कमी और बड़ी मात्रा में पूंजी की आवक है. तथापि, विश्वव्यापी मंदी से भारत के निर्यात प्रभावित हुए, इनमें 2001-02 के दौरान 1.2 प्रतिशत की कमी आई जबकि वर्ष 2000-01 के दौरान 19.7 प्रतिशत की वृद्धि हुई थी. औद्योगिक उत्पादन मंद रहा, वर्ष 2001-02 के दौरान इसमें मात्र 2.9 प्रतिशत की वृद्धि हुई जबकि 2000-01 वर्ष के दौरान इसमें 6.2 प्रतिशत की वृद्धि हुई थी. औद्योगिक संवृद्धि में मंदी का कारण - उपभोक्ता एवं निवेश की कम मांग, विद्युत एवं परिवहन के क्षेत्र में बुनियादी सुविधाओं के विकास में बाधाएं तथा कारपोरेट पुनर्संरचना में समायोजन की गति मंद रही.

मौद्रिक क्षेत्र में नकदी की स्थिति अच्छी बनी रही. वर्ष 2001-02 के दौरान 14.0 प्रतिशत की वर्ष-प्रति-वर्ष संवृद्धि के साथ मुद्रा (एम3) की आपूर्ति, भारतीय रिजर्व बैंक द्वारा अनुमानित संवृद्धि के अनुरूप रही, जबकि वर्ष 2000-01 में यह 16.8 प्रतिशत थी जब इंडिया मिलेनियम डिपाजिट से मुद्रा की आवक के परिणामस्वरूप अधिक संवृद्धि हुई थी. इसी कारण सभी अनुसूचित वाणिज्यिक बैंकों की कुल जमाराशियों में 14.3 प्रतिशत की संवृद्धि, वर्ष 2000-01 के दौरान हुई 18.4 प्रतिशत की संवृद्धि की तुलना में कम रही. औद्योगिक उत्पादन में मंदी के चलते खाद्यान्नेतर ऋण में वर्ष 2001-02 के दौरान 12.8 प्रतिशत की संवृद्धि हुई जबकि पिछले वर्ष 14.9 प्रतिशत की संवृद्धि हुई थी. इस अवधि के दौरान, बैंक के बांडों, डिबेंचरों, शेयरों, वाणिज्यिक पत्रों में निवेशों सहित बैंकों की कुल निधियों में 11.8 प्रतिशत संवृद्धि हुई जो वर्ष 2000-01 के दौरान हुई 15.7 प्रतिशत संवृद्धि की तुलना में कम है.

इस परिदृश्य में, वर्ष 2001-02 के दौरान भारतीय रिजर्व बैंक की मुद्रा नीति कुल मिलाकर कम ब्याज दर परिवेश का निर्माण कर ऋण संवृद्धि में सहायता करने हेतु पर्याप्त नकदी का प्रावधान करने पर केंद्रित रही. अक्तूबर 2001 में बैंक दर और आरक्षित नकदी निधि अनुपात में कटौती की घोषणा की गई और जमा तथा उधार दरों में लचीलापन बढ़ाने के उपाय किए गए थे. वर्ष के दौरान, बैंकिंग क्षेत्र सुधारों में आस्ति-गुणवत्ता में वृद्धि करने, विवेकपूर्ण मानदंड सुदृढ़ बनाने, ऋण-वितरण सुव्यवस्थित करने और कुल मिलाकर बैंकिंग प्रणाली को अंतरराष्ट्रीय मानदंडों के अनुरूप बनाने सहित बैंकों की सुदृढ़ता और स्थायित्व सुनिश्चित करने के उपायों पर निरंतर जोर दिया गया.

उदारीकरण और विनियमों में ढील देने से बैंकों के बीच प्रतिस्पर्धा बढ़ी जो विश्व व्यापार संगठन द्वारा लागू व्यवस्था के अंतर्गत वित्तीय उदारीकरण से और बढ़ेगी तथा भारत में बैंकों को स्वयं को विश्वस्तरीय बैंकों के समकक्ष बनाना होगा. इस परिप्रेक्ष्य में लाभप्रदता बढ़ाने तथा औरों से आगे बने रहने का रास्ता परिष्कृत एवं ग्राहकों के अनुकूल उत्पाद विकसित करना, परिमाणों में वृद्धि करना, जोखिमों पर नजर रखना और प्रौद्योगिकी का और अधिक उपयोग करके विविधीकृत एवं दूरस्थ बाजारों के ग्राहकों तक पहुँच बनाना है. इसी को ध्यान में रखकर बैंक दक्षता एवं लाभप्रदता में दूरगामी वृद्धि करने हेतु अत्याधुनिक प्रौद्योगिकी अपनाने के हर संभव प्रयास भी कर रहा है.

वित्तीय निष्पादन

लाभ

वर्ष 2001-02 के लिए बैंक का परिचालन लाभ 6,044.83 करोड़ रुपये रहा, जबकि वर्ष 2000-01 में यह 3,966.78 करोड़ रुपये रहा था. इस प्रकार इस वर्ष इसमें 52.39 प्रतिशत की संवृद्धि हुई. बैंक ने वर्ष 2001-02 में 2,431.62 करोड़ रुपये का निवल लाभ कमाया जबकि वर्ष 2000-01 में यह 1,604.25 करोड़ रुपये रहा था, इस प्रकार इसमें 51.57 प्रतिशत की संवृद्धि दर्ज हुई.

Management Discussion and Analysis

Economic Backdrop and Banking Environment

The Indian economy experienced mixed trends during the year 2001-02. Overall GDP growth has been placed at 5.4% against the rise of 4.0% in 2000-01, driven largely by good performance of the agricultural sector. Foodgrains production is expected to go up and growth in agriculture is expected to touch 5.8% against the decline of 0.2% in 2000-01. Growth in the services sector at 6.2% was also higher than 5.0% in 2000-01, mainly on account of increase in trade and transport, finance and business services. The domestic inflationary situation (WPI year-on-year) remained highly favourable, declining from 4.9% in end-March 2001 to 1.4% by end-March 2002. Foreign exchange reserves recorded a robust growth of US $11.8 billion – the highest increase in a single year – from US $42.3 billion in end-March 2001 to US $ 54.1 billion by end-March 2002, due to moderation in trade deficit and strong capital inflows. However, the global slowdown affected India's exports, which declined by 1.2% during 2001-02 as compared with the rise of 19.7% during 2000-01. Growth in industrial sector remained subdued at only 2.9% during 2001-02 against 6.2% during 2000-01. Deceleration in industrial growth was due to low consumer and investment demand, infrastructure constraints in power and transport and adjustment lags in corporate restructuring.

On the monetary front, liquidity conditions remained easy. During 2001-02, the year-on-year growth in money supply (M3) at 14.0% was in line with the growth projected by RBI, as against 16.8% in 2000-01, when growth was boosted by India Millennium Deposit inflows. For the same reason, growth in aggregate deposits of all scheduled commercial banks at 14.3% was lower than 18.4% during 2000-01. Reflecting the deceleration in industrial production, growth in non-food credit was lower at 12.8% during 2001-02 than the growth of 14.9% in the previous year. During the same period, the increase in total flow of funds from banks including banks' investments in bonds, debentures, shares, CPs, at 11.8% was also lower than the increase of 15.7% during 2000-01.

In this scenario, the overall stance of RBI's monetary policy during 2001-02 was provision of adequate liquidity to support credit growth with a bias towards soft interest rate regime. Reduction in the Bank Rate and Cash Reserve Ratio was announced in October 2001 and measures to increase flexibility in deposit and lending rates were also introduced. During the year, banking sector reforms continued to emphasize steps to secure the soundness and stability of banks including improving asset quality, strengthening prudential norms, streamlining credit delivery and, in general, making the Indian banking system comparable to international standards.

Liberalization and deregulation have heightened competition among banks, which will only intensify with financial liberalization under the WTO regime, and banks in India will have to benchmark themselves against world class banks. In this context, the way to boost profitability and stay ahead is by developing sophisticated and customised products, increasing volumes, monitoring risks and reaching out to customers in diversified and distant markets by leveraging technology. In line with this, the Bank is also making all out efforts to adopt state-of-the-art technology with far reaching consequences for efficiency and profitability.

Financial Performance

Profit

The Operating Profit of the Bank for 2001-02 stood at Rs.6,044.83 crore as compared to Rs.3,966.78 crore. in 2000-01, recording a growth of 52.39%. The Bank has posted a Net Profit of Rs.2,431.62 crore for 2001-

आपको स्मरण होगा कि वर्ष 2000-01 के लाभ में इंडिया मिलेनियम डिपाजिट निर्गम व्ययों और स्वैच्छिक सेवानिवृत्ति योजना संबंधी व्ययों के कारण कमी आई थी परंतु कर घटाकर निवेश मूल्यह्रास संबंधी अतिरिक्त प्रावधान राशि का पुनरांकन करने से लाभ की राशि में बढ़ोत्तरी हुई थी. इसी तरह से, वर्ष 2001-02 में, निवेश मूल्यह्रास के लिए प्रावधान करने से (''परिपक्वता के लिए रखे गए'' श्रेणी वाले निवेशों पर प्रीमियम का परिशोधन करने सहित) और स्वैच्छिक सेवानिवृत्ति योजना से संबंधित आस्थगित राजस्व खर्च की राशि समानुपातिक आधार पर अपलिखित करने से निवल लाभ में कमी आई. इसके अतिरिक्त, वर्ष 2001-02 में भारतीय रिजर्व बैंक के दिशा-निर्देशों में संशोधन किए जाने के कारण ''व्यापार के लिए रखे गए'' श्रेणी वाले निवेशों में हुई मूल्यवृद्धि को आय में शामिल नहीं किया गया है. संपूर्ण तुलनात्मक आधार पर, वर्ष 2001-02 के समायोजित निवल लाभ (2,841.76 करोड़ रुपये) में वर्ष 2000-01 के समायोजित निवल लाभ (2,160.48 करोड़ रुपये) की तुलना में 31.53 प्रतिशत की वृद्धि हुई है.

वर्ष 2001-02 के लाभ में वृद्धि निवल ब्याज आय तथा शुल्क आय दोनों में वृद्धि के कारण हुई है. वर्ष 2001-02 में निवेशों की बिक्री पर लाभ 351.64 करोड़ रुपये रहा जबकि 2000-01 में यह 341.85 करोड़ रुपये रहा था और इस प्रकार इस शीर्ष के अंतर्गत हुई वृद्धि ने वर्ष 2001-02 के लाभ की संवृद्धि में मात्र 9.79 करोड़ रुपये का योगदान किया है.

लाभांश

बैंक ने भारतीय रिजर्व बैंक के अनुमोदन के अधीन, वर्ष के लिए 60 प्रतिशत लाभांश घोषित किया है जो पिछले वर्ष घोषित 50 प्रतिशत लाभांश से अधिक है.

निवल ब्याज आय

बैंक की निवल ब्याज आय में 8.33 प्रतिशत की संवृद्धि दर्ज हुई और यह वर्ष 2000-01 के 8,382.58 करोड़ रुपये से बढ़कर वर्ष 2001-02 में 9,081.24 करोड़ रुपये हो गई. यह मात्रा में वृद्धि के कारण हुई. निवल ब्याज मार्जिन जो वर्ष 2000-01 में 3.23 प्रतिशत था, वर्ष 2001-02 में घटकर 2.91 प्रतिशत रह गया.

विश्व परिचालनों से प्राप्त सकल ब्याज आय जो वर्ष 2000-01 में 26,138.60 करोड़ रुपये थी, वर्ष 2001-02 में बढ़कर 29,810.09 करोड़ रुपये हो गई. यह भारी संवृद्धि राजकोषीय परिचालनों में अभिनियोजित संसाधनों पर ब्याज में वृद्धि के कारण हुई. विदेशों में घटती ब्याज दरों के कारण हमारे विदेश स्थित कार्यालयों में अग्रिमों पर ब्याज में कमी आने की वजह से अग्रिमों की ब्याज आय में मामूली कमी नजर आई. तथापि, भारत में अग्रिमों की ब्याज आय जो वर्ष 2000-01 में 10,113.68 करोड़ रुपये थी, वर्ष 2001-02 में बढ़कर 10,410.51 करोड़ रुपये हो गयी.

वर्षभर मूल उधार दर स्थिर रही. स्टेट बैंक अग्रिम दर (बैंक की मूल उधार दर) जो फरवरी 2001 में 12.00 प्रतिशत से घटकर 11.50 प्रतिशत हुई थी, संपूर्ण वित्तीय वर्ष 2001-02 के दौरान उसी स्तर पर रही. संपूर्ण वित्तीय वर्ष 2001-02 के दौरान मध्यावधि ऋण दर (एसबीएमटीएलआर) 12 प्रतिशत के स्तर पर रही. अल्प परिपक्वता अवधि के ऋणों के लिए न्यूनतर दरें (अल्पावधि मूल उधार दर) जो मार्च 2001 में शुरू की गई थीं, पूरे वित्तीय वर्ष 2001-02 में लागू रहीं. परिणामस्वरूप, भारत में अग्रिमों की औसत आय वर्ष 2000-01 के 10.17 प्रतिशत से घटकर वर्ष 2001-02 में 9.66 प्रतिशत रह गई. तथापि, भारत में अग्रिमों के औसत स्तर में 8,288 करोड़ रुपये (अर्थात् 8.33 प्रतिशत) की वृद्धि होने से अग्रिमों से प्राप्त होने वाली ब्याज आय में वृद्धि हुई.

अभिनियोजित औसत संसाधनों में 40,963 करोड़ रुपये (अर्थात् 32.28 प्रतिशत) की भारी वृद्धि होने से भारत में राजकोषीय परिचालनों में अभिनियोजित संसाधनों की आय में वृद्धि हुई. ब्याज दरों में गिरावट की प्रवृत्ति के बावजूद औसत आय में मामूली गिरावट आई जो वर्ष 2000-01की 10.09 प्रतिशत से कम होकर वर्ष 2001-02 में 10.06 प्रतिशत रह गई.

विश्व परिचालनों पर कुल ब्याज व्यय जो वर्ष 2000-01 में 17,756.02 करोड़ रुपये था, वर्ष 2001-02 में बढ़कर 20,728.84 करोड़ रुपये हो गया. वर्ष 2001-02 के दौरान भारत में जमाराशियों (रिसर्जेंट इंडिया बांडों/इंडिया मिलेनियम डिपाजिटों की जमाराशियों को छोड़कर) पर हुए ब्याज-व्यय में पिछले वर्ष की तुलना में 7.55 प्रतिशत की वृद्धि हुई जबकि जमाराशियों के औसत स्तर में 15.87 प्रतिशत की वृद्धि हुई. फलस्वरूप, जमाराशियों की लागत में कमी आई जो वर्ष 2000-01 के 7.62 प्रतिशत की तुलना में वर्ष 2001-02 में घटकर 7.07 प्रतिशत रह गई.

वर्ष 2001-02 के दौरान रिपो लेनदेन पर हुए व्यय/हुई आय को निवेशों पर हुई हानि/हुए लाभ के रूप में मानने के बजाए, जैसा कि अब तक किया जा रहा था, ब्याज व्यय/ब्याज आय के रूप में माना गया है. परिणामस्वरूप, विगत वर्ष के संबद्ध आंकड़ों को भी पुनर्समूहित किया गया है.

02 as compared to Rs.1,604.25 crore in 2000-01, registering a growth of 51.57%.

It will be recalled that the Net Profit of 2000-01 was depressed by the IMD issue expenses and VRS related expenses but was favourably impacted by write back of excess provision for investment depreciation (net of tax). Similarly, in 2001-02, the Net Profit has been depressed by provision for investment depreciation (including amortization of premium on 'Held to Maturity' category), as well as by pro-rata write off of deferred revenue expenditure relating to VRS. Further, the appreciation in the Held for Trading category of investments has not been recognized due to a revision in RBI guidelines in 2001-02. On a fully comparable basis, the adjusted Net Profit of 2001-02 (Rs.2,841.76 crore) has recorded a growth of 31.53% over the adjusted Net Profit of 2000-01 (Rs.2,160.48 crore).

The growth in profit in 2001-02 has been achieved through increases, both in Net Interest Income and Fee Income. Profit on sale of investments in 2001-02 was Rs.351.64 crore as against Rs.341.85 crore in 2000-01, and thus the increase under this head contributed to the growth in profit of 2001-02 to the extent of only Rs. 9.79 crore.

Dividend

The Bank has declared, subject to RBI approval, a dividend at the rate of 60% for the year, up from 50% declared in the previous year.

Net Interest Income

The Net Interest Income of the Bank registered a growth of 8.33%, from Rs.8,382.58 crore in 2000-01 to Rs.9,081.24 crore in 2001-02. This was driven by volume growth. The Net Interest Margin went down from 3.23% in 2000-01 to 2.91 % in 2001-02.

The gross interest income from the global operations grew from Rs.26,138.60 crore in 2000-01 to Rs.29,810.09 crore in 2001-02. The substantial growth was contributed by increase in the interest on resources deployed in treasury operations.

Interest income on advances showed a marginal decline, owing to decline in the interest on advances at our Foreign Offices, primarily due to declining interest rates abroad. The interest income on advances in India, however, registered an increase from Rs.10,113.68 crore in 2000-01 to Rs.10,410.51 crore in 2001-02.

Prime Lending Rate was stable throughout the year. State Bank Advance Rate (the Prime Lending Rate of the Bank), which was reduced from 12.00% to 11.50% in February 2001, remained at that level during the entire 2001-02. The Medium Term Lending Rate (SBMTLR) remained at the level of 12.00% during the entire 2001-02. Lower rates (Short Term PLR) for shorter maturity loans, which were introduced in March 2001, were in operation throughout 2001-02. Average yield on advances in India, as a result, came down from 10.17% in 2000-01 to 9.66% in 2001-02. However, volume increase of Rs.8288 crore (i.e., by 8.33%) in the average level of advances in India contributed to the increase in interest income from advances.

Income from resources deployed in treasury operations in India went up due to a substantial increase of Rs.40,963 crore (i.e., by 32.28%) in the average resources deployed. The average yield, which was 10.09% in 2000-01, witnessed only a marginal decline to 10.06% in 2001-02, in spite of the declining trend in the interest rates.

Total interest expenses of the global operations went up from Rs.17,756.02 crore in 2000-01 to Rs.20,728.84 crore in 2001-02. Interest expenses on deposits (excluding Resurgent India Bonds/ India Millennium Deposits) in India during 2001-02 recorded an increase of 7.55% compared to the previous year, whereas the average level of deposits grew by 15.87%. This resulted in a reduction in the cost of deposits from 7.62% in 2000-01 to 7.07% in 2001-02.

The expenditure/income on Repo transactions during 2001-02 has been treated as interest expenditure/ interest income, instead of being treated as loss/profit on sale of investments, as was hitherto being done. Consequently, the corresponding figures of the previous year have also been regrouped.

ब्याजेतर आय

ब्याजेतर आय में 7.51 प्रतिशत की वृद्धि हुई जो वर्ष 2000-01 के 3,883.04 करोड़ रुपये से बढ़कर वर्ष 2001-02 में 4,174.48 करोड़ रुपये हो गई. इस वृद्धि में विदेशी मुद्रा आय एवं कमीशन/एक्सचेंज आय में हुई वृद्धि का प्रमुख योगदान रहा.

वर्ष के दौरान बैंक को सहयोगी बैंकों/अनुषंगियों और भारत एवं विदेश स्थित संयुक्त उपक्रमों के लाभांश के रूप में 102.67 करोड़ रुपये (पिछले वर्ष में 77.05 करोड़ रुपये) की आय हुई.

परिचालन व्यय

कर्मचारी लागत में 14.29 प्रतिशत की कमी आई जो वर्ष 2000-01 के 6,011.65 करोड़ रुपये की तुलना में वर्ष 2001-02 में 5,152.78 करोड़ रुपये रही. वर्ष 2000-01 एवं 2001-02 की कर्मचारी लागत में क्रमशः 853.19 करोड़ रुपये एवं 354.51 करोड़ रुपये के स्वैच्छिक सेवानिवृत्ति योजना संबंधी व्यय सम्मिलित हैं. दोनों वर्षों में, स्वैच्छिक सेवानिवृत्ति संबंधी खर्चों को निकाल देने के बाद भी वर्ष 2001-02 की स्टाफ संबंधी लागतों में, 2000-01 की तुलना में 6.98 प्रतिशत की गिरावट दर्ज हुई.

अन्य परिचालन खर्चों में भी 10.01 प्रतिशत की कमी दर्ज हुई. इंडिया मिलेनियम डिपाजिट निर्गम संबंधी एकबारगी मद के खर्चों को 2000-01 के खर्चों में शामिल नहीं किया गया था. इस मद को निकालकर 2001-02 के अन्य परिचालन खर्चों में वर्ष 2000-01 की तुलना में 11.61 प्रतिशत की वृद्धि दर्ज हुई.

स्टाफ लागत और परिचालन खर्चों दोनों को शामिल करके परिचालन खर्चों में 13.11 प्रतिशत की कमी दर्ज हुई. दोनों वर्षों में स्वैच्छिक सेवानिवृत्ति संबंधी व्ययों और 2000-01 में इंडिया मिलेनियम डिपाजिट संबंधी खर्चों को समायोजित करने के बाद वर्ष 2001-02 में परिचालन खर्चों में 2000-01 की तुलना में 2.09 प्रतिशत की कमी दर्ज हुई.

प्रावधान एवं आकस्मिकताएं

वर्ष 2001-02 के दौरान प्रावधानों से संबंधित प्रमुख राशियाँ निम्नवत थीं:

- अलाभकारी आस्तियों के लिए 2,153.10 करोड़ रुपये (जबकि वर्ष 2000-01 में यह राशि 1,432.53 करोड़ रुपये थी). इसके अलावा, 90 दिवसीय बकाया संबंधी मानदंड अपनाने की दृष्टि से विवेकपूर्ण प्रावधान भी किए गए हैं.
- आयकर (चालू कर) हेतु 1,603.02 करोड़ रुपये का प्रावधान किया गया है (जबकि 2000-01 में 971.00 करोड़ रुपये का प्रावधान किया गया था).
- वर्तमान वर्ष के लाभ की गणना करते समय 335.05 करोड़ रुपये के आस्थगित कर संबंधी जमा की गणना की गई है.
- मानक आस्तियों के लिए 18.04 करोड़ रुपये (जबकि 2000-01 में इसके लिए 37.95 करोड़ रुपये का प्रावधान किया गया था). इस राशि को शामिल करके मानक आस्तियों के लिए कुल 285.31 करोड़ रुपये की राशि का प्रावधान किया गया.
- "परिपक्वता तक धारित" श्रेणी पर प्रीमियम के परिशोधन सहित भारतीय निवेशों पर मूल्यह्रास के लिए 176.89 करोड़ रुपये का प्रावधान किया गया है (जबकि 2000-01 में 140.19 करोड़ रुपये का पुनरांकन किया गया था).

तालिका 1 : प्रमुख निष्पादन सूचक

सूचक	भारतीय स्टेट बैंक		स्टेट बैंक समूह
	2000-01	2001-02	2001-02
औसत आस्तियों पर आय (%)	0.57 (0.77)	0.73 (0.85)	0.78
ईक्विटी पर आय (%)	11.92 (15.41)	15.97 (18.18)	17.25
आय की तुलना में व्यय (%) (कुल निवल आय की तुलना में परिचालन व्यय)	67.66 (57.09)	54.40 (51.72)	52.49
प्रति शेयर अर्जन (रु.)	30.48 (41.05)	46.20 (54.00)	63.72
पूंजी पर्याप्तता अनुपात (%)	12.79	13.35	13.78
श्रेणी I	8.58	9.22	9.87
श्रेणी II	4.21	4.13	3.91
निवल अग्रिमों की तुलना में निवल अलाभकारी आस्तियां	6.03	5.63	5.65

द्रष्टव्यः कोष्ठक में दिए गए आंकड़े निम्नलिखित हेतु निवल लाभ/परिचालन व्यय समायोजित करने के पश्चात् निकाले गए हैं.

- निवेश मूल्यह्रास/इंडिया मिलेनियम डिपाजिट निर्गम व्यय/स्वैच्छिक सेवानिवृत्ति योजना (वर्ष 2000-01) व्ययों का पुनरांकन
- स्वैच्छिक सेवानिवृत्ति योजना व्यय/निवेश मूल्यह्रास के लिए प्रावधान/एच एफ टी श्रेणी के निवेशों (2001-02) में मूल्यवृद्धि हेतु लेखा विधि में परिवर्तन.

Non-Interest Income

Non-interest income grew by 7.51%, from Rs.3,883.04 crore in 2000-01 to Rs.4,174.48 crore in 2001-02. The growth was contributed mainly by growth in forex income and commission/exchange income.

During the year, the Bank earned an income of Rs.102.67 crore (Rs.77.05 crore in the previous year), by way of dividends from Associate Banks/ Subsidiaries and Joint Ventures in India and abroad.

Operating Expenses

There was a decline of 14.29% in the staff cost from Rs.6,011.65 crore in 2000-01 to Rs.5,152.78 crore in 2001-02. The staff cost of 2000-01 and 2001-02 included VRS expenses amounting to Rs.853.19 crore and Rs.354.51 crore, respectively. After factoring out the VRS related expenses in both the years, the staff cost of 2001-02 has still recorded a decline of 6.98% from that of 2000-01.

Other Operating Expenses have also registered a decline of 10.01%. The one-time item of IMD issue expenses was charged off in 2000-01. After factoring out this item, the Other Operating Expenses of 2001-02 have registered an increase of 11.61% compared to 2000-01.

Operating Expenses, comprising both staff cost and other operating expenses, have registered a decline of 13.11%. After adjusting for VRS related expenses in both the years and for IMD issue expenses in 2000-01, the Operating Expenses of 2001-02 have recorded a decline of 2.09% compared to 2000-01.

Provisions and Contingencies

Major amounts of provisions made in 2001-02 were as under:

- Rs.2,153.10 crore for non-performing assets (as against Rs.1,432.53 crore in 2000-01). In addition, prudential provision has also been made for moving towards 90 days' delinquency norm.
- Provision for Income Tax (current tax) amounted to Rs.1,603.02 crore (as against Rs.971.00 crore in 2000-01)
- A deferred tax credit of Rs.335.05 crore has been reckoned while arriving at the Profit for the current year.
- Rs.18.04 crore towards Standard Assets (as against Rs.37.95 crore in 2000-01). Including this amount, the total provision held on Standard Assets amounts to Rs.285.31 crore.
- Rs. 176.89 crore towards provision for depreciation on investments in India, including amortization of premium on 'Held to Maturity' category (as against a write back of Rs.140.19 crore in 2000-01).

Table 1: Key Performance Indicators

Indicators	SBI		SBI Group
	2000-01	2001-02	2001-02
Return on Average Assets (%)	0.57	0.73	0.78
	(0.77)	(0.85)	
Return on Equity (%)	11.92	15.97	17.25
	(15.41)	(18.18)	
Expenses to Income (%)	67.66	54.40	52.49
(Operating Expenses to Total Net Income)	(57.09)	(51.72)	
Earnings Per Share (Rs.)	30.48	46.20	63.72
	(41.05)	(54.00)	
Capital Adequacy Ratio (%)	12.79	13.35	13.78
Tier I	8.58	9.22	9.87
Tier II	4.21	4.13	3.91
Net NPAs to Net Advances (%)	6.03	5.63	5.65

Note: Figures given within brackets are after adjusting the Net Profit/Operating Expenses for

- Write back of investment depreciation/IMD issue expenses/VRS expenses (2000-01)
- VRS expenses/Provision for investment depreciation/change in accounting for appreciation in HFT category of investments (2001-02)

आस्तियां

मार्च 2002 के अंत तक बैंक की कुल आस्तियाँ 3,48,228 करोड़ रुपये तक पहुँच गईं जबकि मार्च 2001 के अंत तक ये 3,15,644 करोड़ रुपये थी. इस प्रकार इस वर्ष इनमें 10.3 प्रतिशत की वृद्धि हुई. इस अवधि के दौरान बैंक के कुल ऋण संविभाग में 6.3 प्रतिशत की वृद्धि हुई तथा यह 1,13,590 करोड़ रुपये से बढ़कर 1,20,806 करोड़ रुपये हो गयी और कुल निवेशों में 18.1 प्रतिशत की वृद्धि हुई तथा ये 1,22,876 करोड़ रुपये से बढ़कर 1,45,142 करोड़ रुपये हो गए. निवेशों का एक बड़ा भाग सरकारी एवं अन्य अनुमोदित प्रतिभूतियों में किया गया देशीय निवेश था. देशीय अग्रिमों में बैंक की बाजार सहभागिता 19 प्रतिशत से अधिक रही.

देयताएं

31 मार्च 2002 को बैंक की कुल देयताएं (पूंजी एवं आरक्षितियों को छोड़कर) 3,33,004 करोड़ रुपये रहीं जबकि 31 मार्च 2001 तक ये 3,02,183 करोड़ रुपये थीं. इस प्रकार इस वर्ष इनमें 10.2 प्रतिशत की वृद्धि हुई. देयताओं में वृद्धि मुख्यतया जमाराशियों में वृद्धि होने के कारण हुई. रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट सहित विश्व जमाराशियाँ 31 मार्च 2002 को 2,70,560 करोड़ रुपये थीं जो 31 मार्च 2001 के स्तर से 11.4 प्रतिशत अधिक हैं. मार्च 2002 को रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट की जमाराशियों को छोड़कर कुल विश्व जमाराशियां 2,26,830 करोड़ रुपये रहीं जो 31 मार्च 2001 के 1,99,098 करोड़ रुपये के स्तर से 13.9 प्रतिशत अधिक है. रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट की जमाराशियों को छोड़कर, बैंक की देशीय जमाराशियों में 27,738 करोड़ रुपये (14.5%) की वृद्धि हुई और यह राशि मार्च 2002 की समाप्ति पर 2,18,904 करोड़ रुपये हो गई; रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट सहित जमाराशियों में बैंक का बाजार अंश 21.5 प्रतिशत था तथा रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट को छोड़कर जमाराशियों में बैंक का बाजार अंश 18.2 प्रतिशत था. "वैयक्तिक खंड" की जमाराशियाँ जो बैंक के लिए कम लागत एवं स्थिर स्रोतवाला आधार उपलब्ध कराती हैं, बैंक की कुल देशीय जमाराशियों में इनका 60.4 प्रतिशत हिस्सा था.

कोष परिचालन

बैंक के कोष परिचालन, आय के एक प्रमुख स्रोत के रूप में उभरकर सामने आये हैं. वर्ष के दौरान बैंक का देशीय निवेश 21,557 करोड़ रुपये से बढ़कर 1,40,473 करोड़ रुपये हो गया. कोष परिचालन से 16,895 करोड़ रुपये की आय हुई और इसमें 32% की वृद्धि हुई.

समझौता आधारित लेनदेन प्रणाली 15 फरवरी 2002 से परिचालित कर दी गई. सरकारी प्रतिभूतियों के लेनदेनों का समाशोधन करने हेतु भारतीय रिजर्व बैंक के माध्यम से क्लियरिंग कारपोरेशन ऑफ इंडिया के साथ इसका संपर्क स्थापित किया गया. इस प्रणाली से केंद्रीय प्रतिपक्ष की भूमिका को निभाते हुए मुद्रा बाजार परिचालनों और क्लियरिंग कारपोरेशन आफ इंडिया के साथ सरकारी प्रतिभूतियों के लेनदेन के समाशोधन में सहायता मिली है.

कार्यनीतिक गठजोड़

पिछले कुछ वर्षों में, बैंक ने क्रेडिट कार्ड और बीमा व्यवसाय जैसे व्यवसाय के नए क्षेत्रों में साहसिक कदम उठाए हैं तथा जी ई कैपिटल और कार्डिफ एस. ए. जैसी बहुराष्ट्रीय कंपनियों के साथ कार्यनीतिक गठजोड़ कायम किए हैं, जिससे उनके पास उपलब्ध विशेषज्ञता का लाभ उठाया जा सके. जी ई कैपिटल बैंक की अनुषंगी, एसबीआई कार्डस् एण्ड पैमेंट सर्विसेज लि., में बैंक का एक भागीदार है. जी ई कैपिटल के साथ सहयोग करने का प्रयोजन उसके पास उपलब्ध प्रौद्योगिकी एवं प्रक्रिया संबंधी विशेषज्ञता का लाभ उठाना है, क्योंकि वह लेबल कार्ड तैयार करनेवाली विश्व की सबसे बड़ी निजी कंपनी है, जो 20 देशों में 300 से अधिक कार्ड जारी करने वाली कंपनियों के 80 मिलियन कार्डों का प्रबंध कर रही है.

कार्डिफ एस. ए., बैंक की अनुषंगी एस बी आई लाइफ इंश्योरेंस कंपनी में बैंक की एक भागीदार है. यह फ्रांस की सबसे बड़ी बीमा कंपनियों में से एक है. यह बी एन पी पैरिबस, जो यूरोप का तीसरा सबसे बड़ा बैंक है, के शत-प्रतिशत स्वामित्ववाली एक अनुषंगी है.

खंड-वार निष्पादन

<u>क. कारपोरेट बैंकिंग समूह</u>

बैंक का कारपोरेट बैंकिंग समूह तीन कार्यनीतिक व्यवसाय इकाइयों (एसबीयू) से मिलकर बना है : ये हैं : कारपोरेट लेखा समूह, पट्टा कार्यनीतिक व्यवसाय इकाई तथा परियोजना वित्त कार्यनीतिक व्यवसाय इकाई.

कारपोरेट लेखा समूह (सी ए जी)

कारपोरेट लेखा समूह, जो संपर्की बैंकिंग के माध्यम से विविध प्रकार की सेवाएं उपलब्ध करवाता है, भारत के बहुत से शीर्ष कारपोरेटों की पहली पसंद बनकर उभरा है. वर्ष के दौरान कारपोरेट लेखा समूह से सेवा प्राप्त करने वाले कारपोरेटों की संख्या 210 से बढ़कर 223 हो गई. कारपोरेट लेखा समूह के अग्रिम मार्च 2002 के अंतिम शुक्रवार तक बैंक के वाणिज्यिक एवं संस्थात्मक खाद्यान्नेतर ऋणों के 32.5 प्रतिशत तथा कुल देशीय ऋण संविभाग के 15 प्रतिशत रहे. कारपोरेट लेखा समूह उन कारपोरेटों द्वारा जारी वाणिज्यिक पत्रों, अपरिवर्तनीय

Assets

The total assets of the Bank increased by 10.3% from Rs.3,15,644 crore at the end of March 2001 to Rs.3,48,228 crore as at the end of March 2002. During the period, the loan portfolio increased by 6.3% from Rs.1,13,590 crore to Rs.1,20,806 and investments by 18.1% from Rs. 1,22,876 crore to Rs.1,45,142 crore. A major portion of the investments was in the domestic market in government and other approved securities. The Bank's market share in domestic advances was 19%.

Liabilities

The Bank's aggregate liabilities (excluding capital and reserves) rose by 10.2% from Rs.3,02,183 crore as at 31st March, 2001 to Rs.3,33,004 crore as at 31st March, 2002. The increase in liabilities was mainly contributed by increase in deposits. Global deposits, including RIB/IMD, stood at Rs.2,70,560 crore as on 31st March, 2002, representing an increase of 11.4% over the level as on 31st March, 2001. Global deposits, excluding RIB/IMD, grew by 13.9% from Rs.1,99,098 crore to Rs.2,26,830 crore. The Bank's domestic deposits, excluding RIB/IMD, recorded a growth of Rs.27,738 crore (14.5%) to reach the level of Rs.2,18,904 crore as at the end of March 2002; the Bank's market share in aggregate deposits of all scheduled commercial banks in India stood at 21.5% including RIB/IMD and 18.2% excluding RIB/IMD. The 'Personal' segment deposits, which provide a low cost and stable resource base for the Bank, constituted 60.4% of the Bank's total domestic deposits.

Treasury Operations

Treasury operations in the Bank have emerged as a major source of income. During the year, the Bank's domestic investments grew by Rs.21,557 crore to Rs.1,40,473 crore. The income from Treasury Operation was Rs.16,895 crore, registering a growth of 32%.

The Negotiated Dealing System became operational from February 15, 2002. Its link up with Clearing Corporation of India Ltd. (CCIL) through RBI has been established for settlement of government securities transactions. This system has helped money market operations and settlement of government securities transactions with CCIL assuming the role of Central Counterparty.

Strategic Alliances

In the last few years, the Bank has ventured into new areas of business like credit card and insurance business and has entered into strategic alliances with multinational GE Capital and Cardif S.A. to take advantage of the expertise available with them. GE Capital is a partner in the Bank's subsidiary, SBI Cards & Payments Services Ltd. The purpose of the collaboration with GE Capital was to take advantage of GE Capital's technology and processing expertise, as they are the world's largest private label card processors managing over 80 million cards for over 300 clients in 20 countries.

Cardif S.A. is the Bank's partner in the subsidiary SBI Life Insurance Company. It is one of the largest insurance companies in France. It is a 100% subsidiary of BNP Paribas, the third largest bank in Europe.

Segment-wise Performance

A. Corporate Banking Group

The Bank's Corporate Banking Group consists of three Strategic Business Units (SBU), viz., Corporate Accounts Group, Leasing SBU and Project Finance SBU.

Corporate Accounts Group (CAG)

The CAG, which provides a wide range of financial services through Relationship Banking, has emerged as a first choice of many of the top corporates in India. The total number of corporates served by the CAG rose from 210 to 223 during the year. The CAG advances (as at last Friday of March 2002) constituted 32.5% of the Bank's commercial and institutional non-food credit and 15% of the total domestic credit portfolio. The CAG has been instrumental in marketing commercial papers, non-convertible debentures and bonds issued by top-rated corporates. SBI-FAST, a

डिबेंचरों तथा बांडों के विपणन में सहायक रहा जिनकी गणना शीर्ष कारपोरेटों में होती है. "एसबीआई फास्ट" जो एक अव्वल रोकड़ प्रबंधन उत्पाद है, के अंतर्गत 1,81,214 करोड़ रुपये का व्यवसाय किया गया जिसमें 250 केंद्रों पर फैले 417 ग्राहक शामिल थे.

पट्टा कार्यनीतिक व्यवसाय इकाई

मुख्यतया सस्ती दरों पर निधि प्राप्त करने के वैकल्पिक साधनों की उपलब्धता के कारण वर्ष के दौरान पट्टा व्यवसाय संबंधी कार्यकलाप मंद रहे. सेवा कर शुरू किए जाने से और विक्रय कर तथा आयकर के प्रतिकूल परिवेश ने पट्टा व्यवसाय उत्पादों के आकर्षण में कमी कर दी. वर्ष के दौरान वितरण, पूंजीकरण तथा निवल अंशदान की राशि क्रमशः 66 करोड़ रुपये, 113 करोड़ रुपये और 24 करोड़ रुपये रही.

परियोजना वित्त कार्यनीतिक व्यवसाय इकाई

परियोजना वित्त कार्यनीतिक व्यवसाय इकाई मुख्यतया बिजली, दूरसंचार, तेल और गैस, सड़क, पुल तथा बंदरगाह जैसे प्रमुख और बुनियादी सुविधा क्षेत्रों पर ध्यान केंद्रित करती है. मार्च 2002 के अंत तक कुल मिलाकर 35 परियोजनाओं के लिए 6,240 करोड़ रुपये की राशि संस्वीकृत की गई (जिसमें निधि आधारित ऋण सीमाओं की राशि 4,280 करोड़ रुपये और गैर-निधि आधारित ऋण सीमाओं की राशि 1,960 करोड़ रुपये थी).

वर्ष के दौरान, इस कार्यनीतिक व्यवसाय इकाई की कुछ उपलब्धियाँ इस प्रकार रहीं - क) तिरुपुर जल आपूर्ति परियोजना के लिए "जोखिम सहभागिता" योजना हेतु 50 करोड़ रुपये, और ख) बीएसईएस आंध्र परियोजना के लिए 503 करोड़ रुपये के ऋणों की व्यवस्था और समूह ऋणों में सहभागिता की.

ख. राष्ट्रीय बैंकिंग समूह (एनबीजी)

राष्ट्रीय बैंकिंग समूह देशभर में फैले ग्राहकों को शाखाओं के दो नेटवर्कों के माध्यम से बैंकिंग सेवाएं प्रदान करता है, अर्थात् रिटेल नेटवर्क तथा वाणिज्यिक नेटवर्क. मार्च 2002 के अंत तक राष्ट्रीय बैंकिंग समूह का 9,029 शाखाओं का एक विशाल नेटवर्क था जिसकी पहुँच देश के सुदूरतम क्षेत्र तक है. इनमें से 856 विशेषीकृत शाखाएं हैं. राष्ट्रीय बैंकिंग समूह की शाखाओं के नेटवर्क को देशभर में 14 प्रशासनिक मंडलों में बांटा गया है.

वर्ष 2001-02 में, 17 नई शाखाएं खोली गईं जिनमें 4 वैयक्तिक बैंकिंग शाखाएं थीं. इन्हें मिलाकर वैयक्तिक बैंकिंग शाखाओं की कुल संख्या 73 हो गई है. महानगरीय और शहरी क्षेत्रों में स्थित नवीनतम प्रौद्योगिकी से सुसज्जित वैयक्तिक बैंकिंग शाखाएं उच्च मालियत वाले व्यक्तियों को विभिन्न प्रकार की सेवाएं प्रदान करती हैं. मार्च 2002 के अंत तक राष्ट्रीय बैंकिंग समूह की जमाराशियां (रिसर्जेंट इंडिया बांड/इंडिया मिलेनियम डिपाजिट को मिलाकर) 2,53,771 करोड़ रुपये रहीं तथा अग्रिम संविभाग की राशियाँ 1,00,014 करोड़ रुपये रहीं.

बैंकिंग उत्पाद

वर्ष 2000-01 में प्रायोगिक आधार पर शुरू की गई इंटरनेट बैंकिंग, 1 जुलाई 2001 से व्यक्तियों के लिए प्रारंभ कर दी गई. 31 मार्च 2002 को 144 शाखाओं में यह सुविधा उपलब्ध करवा दी गई. कारपोरेट ग्राहकों के लिए इंटरनेट बैंकिंग मार्च 2002 में शुरू की गई.

जौहरियों को स्वर्ण विक्रय करने की योजना के अंतर्गत, बैंक ने वर्ष के दौरान 1,716 करोड़ रुपये मूल्य का 41.65 टन स्वर्ण आयात किया.

वर्ष के दौरान प्रारंभ किए गए उत्पाद एवं सेवाएं निम्नानुसार हैं :

- आठ से दस वर्षों की परिपक्वता अवधि वाली दीर्घावधि अस्थायी दर जमा योजना मई 2001 में शुरू की गई.
- ऋण संस्वीकृति की प्रक्रिया में तत्परता लाने हेतु 25 लाख रुपये तक के लघु मझोले उद्यमी ऋण (एसएमई) प्रस्तावों के मूल्यांकन हेतु स्कोरिंग मॉडल प्रारंभ किया गया.
- फुटकर निवेशकों को गैर-प्रतिस्पर्धात्मक आधार पर सरकारी प्रतिभूतियों की बिक्री करने की भारतीय रिजर्व बैंक की योजना का प्रचार किया गया और इसे मुंबई, नई दिल्ली, कोलकाता तथा चेन्नई की चयनित शाखाओं में कार्यान्वित किया गया.

ऋणों का अधिग्रहण करने तथा भवन निर्माताओं से तालमेल करने की दृष्टि से बैंक की आवास ऋण योजना को उदार बनाया गया. उपयोग की गई कारों की खरीद अनुमत करके और सभी प्रकार के मूल्यों वाली कारों हेतु योजना को व्यापक बनाकर, कार ऋण योजना को ग्राहक-अनुकूल बनाया गया. सभी योजनाओं की ब्याज दरें कम की गईं. अनिवासी भारतीयों हेतु आवास ऋण योजना की समीक्षा कर इसे संशोधित किया गया.

विकास बैंकिंग

प्राथमिकता प्राप्त क्षेत्र का ऋणान्वयन

प्राथमिकता प्राप्त क्षेत्र को दिए गए ऋण मार्च 2002 के अंत तक बैंक के निवल ऋणों के 41.53 प्रतिशत रहे जबकि निर्धारित लक्ष्य 40 प्रतिशत है. कृषि क्षेत्र को दिए गए अग्रिम बैंक के निवल ऋणों का 15.47

niche cash management product, achieved a larger turnover of Rs.1,81,214 crore covering 417customers spread over 250 centres.

Leasing SBU

During the year, the leasing activity remained sluggish, mainly on account of availability of alternative funding options at cheaper cost. Introduction of service tax and unfavourable climate in respect of sales tax and income tax made leasing products less attractive. During the year, the disbursements, capitalization and net contribution amounted to Rs. 66 crore, Rs.113 crore and Rs.24 crore, respectively.

Project Finance SBU

The Project Finance SBU focuses on core and infrastructure sectors such as power, telecommunications, oil and gas, roads, bridges and ports. As at the end of March 2002, sanctions for 35 projects (cumulative) involving a total amount of Rs.6,240 crore (fund-based limits of Rs.4,280 crore and non-fund-based limits of Rs.1,960 crore) were in place.

Some of the achievements of the SBU during the year were: a) developing 'Risk Participation' scheme for Tirupur Water Supply Project (Rs. 50 crore), and b) arranging and syndicating loans for BSES Andhra Project (Rs.503 crore).

B. National Banking Group (NBG)

The NBG provides banking services to customers spread over the country through two networks of branches, namely, Retail Network and Commercial Network. At end-March 2002, the NBG had a vast combined network of 9,029 branches, its reach touching even the remotest corner of the country. Of this, 856 are specialized branches. The NBG Branch network is divided into 14 administrative Circles in the country.

In 2001-02, 17 new branches were opened, including four Personal Banking Branches (PBBs), taking the total of such branches to 73. The PBBs, located in metro and urban areas and equipped with the latest technology, offer a wide range of services to high net worth individuals. Deposits (including RIB/IMD) of NBG at end-March 2002 stood at Rs.2,53,771 crore, and the advances portfolio amounted to Rs. 1,00,014 crore.

Banking Products

Internet Banking, which was introduced on a pilot basis in 2000-01, was launched for individuals on July 1, 2001. As on March 31, 2002, the facility was extended to 144 branches. Internet Banking for corporate customers was introduced in March 2002.

Under the scheme for selling gold to jewellers, the Bank imported 41.65 tonne of gold valued at Rs.1,716 crore during the year.

The new products and services introduced during the year were :

- Long term floating rate deposit scheme introduced in May 2001 for maturity period of eight and 10 years.
- Scoring model for appraisal of Small & Medium Enterprises (SME) credit proposals up to Rs.25 lakh introduced for expediting sanctioning process.
- RBI's scheme for sale of government securities to retail investors on non-competitive basis has been publicised and sales were operationalized at selected branches at Mumbai, New Delhi, Kolkata and Chennai.

The Bank's Housing Loans Scheme was liberalized to facilitate takeovers and tie ups with builders. The car loan scheme was made customer-friendly by permitting purchase of second hand cars and extending the scheme to cover the entire price range. The interest rates were reduced for all schemes. The housing loan scheme for NRIs was reviewed and modified.

Development Banking

Priority Sector Lending

The Bank's advances to the priority sector as a proportion of its net bank credit (NBC) stood at 41.53% at end-March 2002 against the benchmark of 40%, however, advances to Agricultural sector, as a

प्रतिशत रहे जो 18 प्रतिशत के निर्धारित लक्ष्य से कम हैं. विशेष कृषि ऋण योजना के अंतर्गत संवितरण की राशि, मार्च 2002 के अंत तक 4,994 करोड़ रुपये रही. कुल मिलाकर, कृषि और लघु उद्योगों को क्रमशः 16,203 करोड़ रुपये और 12,582 करोड़ रुपये के ऋण प्रदान किए गए.

अनुसूचित जातियों/अनुसूचित जनजातियों, लघु और सीमांत कृषकों, भूमिहीन श्रमिकों और स्वर्ण जयंती ग्राम स्वरोजगार योजना एवं विभेदक ब्याज दर योजना के लाभार्थियों सहित कमजोर वर्गों को मार्च 2002 के अंत तक 7,052 करोड़ रुपये की सहायता प्रदान की गई.

वर्ष 1998-99 में शुरू की गई किसान क्रेडिट कार्ड योजना, संपूर्ण वर्ष के लिए व्यापक ऋण निर्धारण, नकदी संवितरण तथा उपभोग ऋण के अंतर्निहित लाभों के कारण निरंतर लोकप्रिय बनी रही. मार्च 2002 के अंत तक बैंक ने किसानों को 14.04 लाख कार्ड जारी किए हैं जिनकी कुल ऋण सीमाएं 2,873 करोड़ रुपये है.

वर्ष के दौरान बैंक ने कृषि के लिए, किसान गोल्ड कार्ड योजना, भूमि खरीद योजना और कंबाइन हारवेस्टरों खरीद वित्तपोषण योजना नामक तीन नई योजनाएं प्रारंभ कीं. लघु उद्योगों के लिए एस एम ई क्रेडिट प्लस और सामान्य प्रयोजन सावधि ऋण नामक दो नये उत्पाद प्रारंभ किए गए.

स्वयं सहायता समूहों की मध्यस्थता से गरीबों को वित्तीयन के क्षेत्र में बैंक ने मार्च 2002 के अंत तक 116.54 करोड़ रुपये के ऋण देकर 55,488 स्वयं सहायता समूहों के साथ ऋण संबंध बनाए. इसके अलावा, 1,27,820 स्वयं सहायता समूहों ने शाखाओं में कुल 48.88 करोड़ रुपये की जमाराशि के खाते रखे.

बैंक ने 11 राज्यों तथा 2 संघ राज्य क्षेत्रों में राज्य स्तरीय बैंकर समितियों के संयोजक का और देशभर के 134 जिलों में मार्गदर्शी बैंक के उत्तरदायित्व का निरंतर निर्वाह किया जिनमें से अधिकांश जिले पर्वतीय और पिछड़े क्षेत्रों में स्थित हैं. वर्ष 2001-02 की वार्षिक ऋण योजना के अंतर्गत बैंक ने मार्गदर्शी और गैर-मार्गदर्शी जिलों में, विभिन्न क्षेत्रों को कुल 8,395 करोड़ रुपये के ऋण संवितरित किए और 78.7 प्रतिशत का वार्षिक लक्ष्य प्राप्त किया.

बैंक ने सरकार द्वारा प्रायोजित सभी विकास योजनाओं में सक्रियतापूर्वक सहभाग किया है. वर्ष के दौरान कतिपय योजनाओं के अंतर्गत बैंक का निष्पादन निम्नानुसार रहा :

- स्वर्णजयंती रोजगार योजना : 1,05,270 लाभार्थियों को कुल 279.57 करोड़ रुपये के ऋण संस्वीकृत किए गए और 89,747 लाभार्थियों को 209.53 करोड़ रुपये के ऋण संवितरित किए गए.
- प्रधानमंत्री रोजगार योजना : 53,698 आवेदकों को कुल 363 करोड़ रुपये के ऋण संस्वीकृत किए गए और 30,304 लाभार्थियों को 183 करोड़ रुपये के ऋण संवितरित किए गए.
- स्वर्णजयंती शहरी रोजगार योजना : 20,033 आवेदकों को कुल 69.26 करोड़ रुपये के ऋण संस्वीकृत और 14,138 लाभार्थियों को 49 करोड़ रुपये के ऋण संवितरित किए गए.
- सफाई कामगार विमुक्ति एवं पुनर्वास योजना : 1925 आवेदकों को कुल 3.73 करोड़ रुपये के ऋण संस्वीकृत और 1,470 लाभार्थियों को 2.78 करोड़ रुपये के ऋण संवितरित किए गए.

प्रौद्योगिकी कोटि-उन्नयन परियोजना

छोटे और मझोले उद्यमों में प्रौद्योगिकी कोटि-उन्नयन को प्रेरित करने के उद्देश्य से बैंक ने 1988 में प्रौद्योगिकी कोटि-उन्नयन परियोजना शुरू की थी. शुरुआत के बाद से इसने छोटे और मझोले उद्यमों को गुणवत्ता और लागत की दृष्टि से और अधिक प्रतिस्पर्धी बनाने के लिए कई परियोजनाएं हाथ में लीं. हाल ही में परियोजना के अंतर्गत बागवानी और ग्रामीण कारीगर समूहों को भी शामिल किया गया है. प्रौद्योगिकी कोटि-उन्नयन परियोजना के अंतर्गत हाथ में ली गई कुछ परियोजनाओं में नासिक और महाराष्ट्र के अन्य क्षेत्रों में अंगूर की खेती और हिमाचल प्रदेश में सेब के बाग, रोहतास (बिहार) में चावल मिल समूह और गुवाहाटी के निकट हाजो में ग्रामीण पीतल समूह शामिल हैं. अखिल भारतीय स्तर पर ऊर्जा और प्रदूषण से संबंधित उद्देश्य-विशेष आधारित परियोजनाएं हाथ में लेने के प्रस्ताव भी विचाराधीन हैं. वर्ष के दौरान "भारतीय स्टेट बैंक गुणवत्ता सहायता योजना" के अंतर्गत 118 इकाइयों को पुरस्कार अनुमोदित किए गए. अब तक इन इकाइयों की कुल संख्या 372 तक पहुँच गई है.

सामाजिक सेवा बैंकिंग

बैंक अपने सामान्य बैंकिंग परिचालनों के अतिरिक्त एक जिम्मेदार एवं प्रतिसादात्मक कारपोरेट नागरिक के रूप में अपने लाभ के कुछ

proportion of NBC at 15.47%, fell short of the prescribed benchmark of 18%. Disbursements under Special Agriculture Credit Plan amounted to Rs.4,994 crore as at end-March 2002. In absolute terms, the level of advances to agriculture and small-scale industries were Rs.16,203 crore and Rs.12,582 crore, respectively.

Assistance to the weaker sections, including SC/ST, small and marginal farmers, landless labourers and beneficiaries under the Swaranjayanti Gram Swarozgar Yojana and DRI schemes, stood at Rs.7,052 crore at end-March 2002.

Since its introduction in 1998-99 Kisan Credit Card scheme, with in-built benefits of comprehensive credit assessment for the whole year, cash disbursals and consumption credit, has become increasingly popular. By end-March 2002, the Bank issued 14.04 lakh cards to farmers with aggregate credit limits of Rs.2,873 crore.

During the year, the Bank launched three new schemes for agriculture, viz., Kisan Gold Card Scheme, Land Purchase Scheme and Scheme for Financing Purchase of Combine Harvesters. For SSI, two new products, SME Credit Plus and General Purpose Term Loan were launched.

In the area of financing the poor through the intermediation of Self Help Groups (SHGs), the Bank had credit linked with 55,488 SHGs to the tune of Rs.116.54 crore at end-March 2002. Besides, 1,27,820 SHGs maintained accounts with branches, with deposit aggregating Rs.48.88 crore.

The Bank continued to discharge its responsibility as convenor of State Level Bankers' Committees in 11 States and two Union Territories and Lead Bank responsibility in 134 districts, covering mostly hilly and backward areas. Under the Annual Credit Plans for 2001-02, the Bank disbursed loans to the different sectors aggregating Rs.8,395 crore in lead and non-lead districts, achieving 78.7% of the annual target.

The Bank actively participated in all development schemes sponsored by the Government. The Bank's performance under some of the schemes during the year was presented below:

- Swaranjayanti Gram Swarozgar Yojana: Sanctioned loans aggregating Rs.279.57 crore to 1,05,270 beneficiaries and disbursed Rs.209.53 crore to 89,747 beneficiaries.
- Prime Minister's Rozgar Yojana: Sanctioned loans aggregating Rs.363 crore to 53,698 applicants and disbursed Rs.183 crore to 30,304 beneficiaries.
- Swarna Jayanti Shahari Rozgar Yojana: Sanctioned loans aggregating Rs.69.26 crore to 20,033 applicants and disbursed Rs.49 crore to 14,138 beneficiaries.
- Scheme for Liberation and Rehabilitation of Scavengers: Sanctioned total loan of Rs.3.73 crore to 1,925 applicants and disbursed Rs.2.78 crore to 1,470 beneficiaries.

Project Uptech

With the aim of catalysing technology upgradation of small and medium enterprises (SME), the Bank had set up Project Uptech in 1988. Since inception, it has undertaken several projects to make the SMEs more quality and cost competitive. The project has recently been expanded to cover horticultural and rural artisan clusters also. Some of the projects undertaken by Project Uptech were grape farms in Nasik and other areas in Maharashtra, apple orchards in HP, rice mill clusters in Rohtas (Bihar) and rural brass clusters in Hajo near Guwahati. There are proposals for taking up theme-specific projects on energy and pollution, which will have all India coverage. Under the "SBI Quality Support Scheme", awards to 118 units have been approved during the year, taking the total of such units to 372 so far.

Community Services Banking

In addition to normal banking operations, the Bank, as a responsible and responsive corporate citizen, seeks to reinvest part of its profit for community

भाग का पुनर्निवेश समाज के कल्याण हेतु करता है. वर्ष के दौरान बैंक ने 2.6 करोड़ रुपये की राशि दान दी; समाजोन्मुख परियोजनाओं के लिए गैर-सरकारी संगठनों को 2.4 करोड़ रुपये और मुख्यमंत्री राहत कोष में 0.2 करोड़ रुपये प्रदान किए. बैंक ने अपने अनुसंधान एवं विकास कोष से विभिन्न विश्वविद्यालयों एवं शिक्षा संस्थानों की 71 पीठों/अनुसंधान परियोजनाओं को अब तक 6.61 करोड़ रुपये प्रदान किए हैं. भारतीय स्टेट बैंक बाल कल्याण कोष के अंतर्गत अल्प सुविधा प्राप्त/विकलांग बच्चों की भलाई के लिए बैंक ने विभिन्न गैर-सरकारी संगठनों के माध्यम से 18 परियोजनाओं में 8.55 लाख रुपये प्रदान किए हैं. इसके अतिरिक्त, बैंक-स्टाफ द्वारा गुजरात के लिए प्रधानमंत्री राहत कोष में 11.64 करोड़ रुपये दान में दिये गए.

ग. अंतरराष्ट्रीय बैंकिंग समूह (आईबीजी)

विदेश स्थित कार्यालयों के परिचालन

बैंक के विदेशों में 51 कार्यालय हैं जो 30 देशों में फैले हुए हैं जिनमें सभी समय क्षेत्र शामिल हैं. बैंक 123 देशों के 591 शीर्ष वरीयता प्राप्त बैंकों के साथ संपर्की संबंध रखता है.

अपने प्रतिनिधि कार्यालय नेटवर्क की पुनर्संरचना के अंतर्गत बैंक ने दिसंबर 2001 में वियतनाम स्थित हो-ची-मिन्ह नगर प्रतिनिधि कार्यालय बंद कर दिया. बैंक के मास्को स्थित प्रतिनिधि कार्यालय का एक अनुषंगी के रूप में समुन्नयन किया जाएगा जो केनरा बैंक के साथ एक संयुक्त उपक्रम होगा और इसके सिडनी स्थित प्रतिनिधि कार्यालय का एक पूर्णरूपेण शाखा के रूप में समुन्नयन किया जाएगा.

विदेश स्थित कार्यालयों ने वर्ष के दौरान 178.60 करोड़ रुपये का निवल लाभ अर्जित किया जबकि 2000-01 के दौरान 312.70 करोड़ रुपये का निवल लाभ हुआ था. यह कमी विश्व की प्रमुख मुद्राओं की ब्याज दरों में कमी और बड़े देशों में आर्थिक मंदी के परिणामस्वरूप कम आय होने के कारण आई.

वर्ष के दौरान, बैंक के विदेश स्थित कार्यालयों को दीर्घावधि निधियाँ प्रदान करने हेतु और उनकी आस्ति-देयता के बीच असामंजस्य घटाने की दृष्टि से बैंक ने सुनियोजित सौदों के रूप में 129.08 मिलियन अमरीकी डालर मूल्य की दीर्घावधि विदेशी मुद्रा निधियाँ जुटाईं जिनकी औसत परिपक्वता अवधि 7 वर्ष है.

बैंक के विदेशी परिचालनों के अंतर्गत खाड़ी देशों की चार विनिमय कंपनियों के प्रबंधन के लिए प्रबंध संविदाएं बैंक को मिली है. बैंक ने इन कंपनियों को प्रबंधकीय एवं तकनीकी निपुणता उपलब्ध करवाई है ताकि वे अनिवासी भारतीयों के साथ-साथ स्थानीय समुदायों की भी सेवा कर सकें. ये विनिमय कंपनियां अनिवासी भारतीयों को प्रेषणों की सुविधा भी उपलब्ध कराती हैं. वर्ष 2001 (कैलेंडर वर्ष) में अनिवासी भारतीयों ने इन विनिमय कंपनियों के माध्यम से भारत में 4,526 करोड़ रुपये प्रेषित किए. इस अवधि में बैंक ने प्रबंधन शुल्क के रूप में 4.47 करोड़ रुपये अर्जित किए.

विदेश स्थित कार्यालयों की आस्तियों एवं देयताओं का सारांश निम्नांकित तालिका में दिया गया है :

तालिका 2 : विदेश स्थित कार्यालयों की आस्तियां/देयताएँ
(अनुषंगियों और संयुक्त उपक्रमों को छोड़कर)

(31.3.2002 को)

मद	करोड़ रुपये	मिलियन अमरीकी डालर
संसाधन		
जमाराशियां	8011.33	1641.67
उधार	7170.12	1469.29
अन्य देयताएं	13584.03	2783.61
जोड़	28765.48	5894.57
अभिनियोजन		
निवेश एवं स्थापन (प्लेसमेंट)	15030.88	3080.10
अग्रिम (निवल)	13731.54	2813.84
अन्य सभी आस्तियां	3.06	0.63
कुल आस्तियां	28765.48	5894.57

विदेश स्थित अनुषंगियां/संयुक्त उपक्रम

बैंक की विदेश स्थित अनुषंगियों/संयुक्त उपक्रमों ने वर्ष के दौरान बेहतर निष्पादन दर्ज किया और वर्ष के दौरान बैंक के लिए 8.14 करोड़ रुपये की लाभांश आय अर्जित की जबकि पिछले वर्ष के दौरान बैंक के लिए 4.57 करोड़ रुपये की लाभांश आय अर्जित की थी.

welfare. During the year, the Bank made donations amounting to Rs.2.6 crore: Rs.2.4 crore to the NGOs for projects with social orientation and Rs.0.2 crore to the Chief Ministers' Relief Funds. From the Research and Development Fund, the Bank has so far extended Rs.6.61 crore as research grants to 71 chairs/research projects at various universities and academic institutions. Under the SBI Children Welfare Fund, the Bank granted Rs.8.55 lakh to 18 projects through various NGOs for the benefit of underprivileged/ handicapped children. Further, the Bank's staff made a donation of Rs.11.64 crore to the Prime Minister Relief Fund for Gujarat.

C. International Banking Group (IBG)

Operations of Foreign Offices

The Bank has a network of 51 overseas offices spread over 30 countries covering all time zones. The Bank also maintains comprehensive correspondent relationship with 591 top ranking banks in 123 countries.

The Bank closed its Ho Chi-Minh City Representative Office in Vietnam in December 2001, as part of restructuring Representative Office network. The Bank's representative office at Moscow is to be upgraded to a subsidiary, a joint venture with Canara Bank, and its Sydney Representative Office will be upgraded to a full-fledged branch.

The foreign offices made operating profit of Rs.178.60 crore during the year as against Rs. 312.70 crore during 2000-01 because of depressed income arising out of declining interest rates in major currencies of the world as well as economic downturn in major countries.

During the year, the Bank mobilized long term foreign currency funds by way of structured deals worth USD 129.08 million with an average maturity of seven years towards providing long term funds to the Bank's foreign offices and reducing asset-liability mismatch.

As part of the Bank's overseas operations, the Bank has management contracts for managing four exchange companies in the Gulf. The Bank has extended management and technical expertise to these companies so as to serve the NRIs as well as the local communities. The exchange companies also facilitate NRI remittances. In 2001 (calendar year), NRIs remitted Rs.4,526 crore to India through these exchange companies. The Bank earned Rs.4.47 crore as management fees from these companies during the period.

The assets and liabilities of the foreign offices are summarized in the table below:

Table 2: Assets/Liabilities of Foreign Offices
(Excluding Subsidiaries and Joint Ventures)

(As on 31.3.2002)

Items	Rs. Crore	USD million
Resources		
Deposits	8011.33	1641.67
Borrowings	7170.12	1469.29
Other Liabilities	13584.03	2783.61
Total	28765.48	5894.57
Deployment		
Investments and Placements	15030.88	3080.10
Advances (Net)	13731.54	2813.84
All Other Assets	3.06	0.63
Total Assets	28765.48	5894.57

Foreign Subsidiaries/Joint Ventures

The Bank's subsidiaries and joint ventures abroad recorded improved performance during the year and yielded dividend income of Rs.8.14 crore for the Bank during the year as compared to Rs.4.57 crore received during the previous year.

तालिका 3 : विदेश स्थित अनुषंगियों और संयुक्त उपक्रमों के कुल कार्य-परिणाम

(31.3.2002 को)
(रुपये करोड़ में)

अनुषंगियां/संयुक्त उपक्रम	जमाराशियां	ऋण	निवेश	निवल लाभ
पूर्ण स्वामित्ववाली अनुषंगियां*	581.70	504.10	270.84	21.12
अन्य अनुषंगियां**	545.09	728.09	36.89	23.30
संयुक्त उपक्रम***	1129.82	461.06	145.08	11.58

* एसबीआई (कनाडा) और एसबीआई (कैलीफोर्निया)

** इंडो-नाइजीरियन मर्चेंट बैंक लि. और एसबीआई इंटरनेशनल (मारिशस) लि.

*** नेपाल एसबीआई बैंक लि. और बैंक ऑफ भूटान

देशीय परिचालन

निर्यात ऋण

बैंक के बकाया निर्यात ऋणों की राशि मार्च 2002 के अंत तक बढ़कर 8,465 करोड़ रुपये हो गई जबकि मार्च 2001 के अंत तक यह राशि 8,397 करोड़ रुपये थी. निवल बैंक ऋणों में निर्यात ऋण का भाग 8.19 प्रतिशत रहा. वर्ष के दौरान कुल संवितरण राशि 40,351 करोड़ रुपये रही जबकि पिछले वर्ष 39,576 करोड़ रुपये थी. इस वर्ष का संवितरण पहले से अधिक और बेहतर निष्पादन का सूचक है.

परियोजना निर्यात वित्त

परियोजना निर्यातों के वित्तपोषण के क्षेत्र में बैंक एक सक्रिय सहभागी है. इनमें टर्न-की/सिविल निर्माण संविदाओं का निष्पादन और आस्थगित भुगतान शर्तों पर इंजीनियरिंग वस्तुओं के निर्यात हेतु वित्तपोषण शामिल है. कुछ महत्वपूर्ण कार्यकलापों के लिए सहायता प्रदान की गई जिनमें विदेशों में निर्माण कार्य, रेलवे और दूरसंचार संबंधी परियोजनाएं और बिजली परियोजनाएं शामिल हैं. वर्ष के दौरान बैंक ने तुर्की, ईरान, बांग्लादेश, जाम्बिया, यूनान और साइप्रस जैसे देशों में 2,707.68 करोड़ रुपये की कुल परियोजना लागत वाली 29 परियोजनाओं को सहायता प्रदान की है.

मर्चेंट बैंकिंग

बैंक ने समूह ऋणों के क्षेत्र में निरंतर बल देना जारी रखा और एक बड़े खिलाड़ी के रूप में उभर कर सामने आया तथा वर्ष 2001 के दौरान भारत संबंधी समूह ऋणों के लिए शीर्ष व्यवस्थापकों की संघ सूची में दूसरे स्थान पर रहा. वर्ष 2001-02 के दौरान 1284 मिलियन अमरीकी डॉलर के सात समूह ऋण-सौदों की व्यवस्था करने वालों में बैंक भी एक था. इनमें रिलायंस पेट्रोलियम लि. के लिए 500 मिलियन अमरीकी डालर और 250 मिलियन अमरीकी डालर, नेशनल थर्मल पॉवर कारपोरेशन के लिए 120 मिलियन अमरीकी डालर और लार्सन एण्ड टूब्रो लि. के लिए 104 मिलियन अमरीकी डालर तथा एचडीएफसी लि. के लिए 12,000 मिलियन जापानी येन (100 मिलियन अमरीकी डालर), रिलायंस इंडस्ट्रीज लि. के लिए 14,258 मिलियन जापानी येन (110 मिलियन अमरीकी डालर) और एनएचपीसी लि. के लिए 100 मिलियन अमरीकी डालर के सौदे शामिल हैं. इनमें से नेशनल थर्मल पॉवर कारपोरेशन और एचडीएफसी ऋणों के आदेशों के लिए बैंक एकमात्र व्यवस्थापक था. एफसीएनआर (बी) ऋण योजना के अंतर्गत, वर्ष के दौरान बैंक ने 2,629 मिलियन अमरीकी डालर के मांग ऋण संवितरित किए.

विदेशी मुद्रा टर्नओवर

वर्ष के दौरान, बैंक का विदेशी मुद्रा व्यवसाय 2,00,000 करोड़ रुपये से भी अधिक हुआ.

विश्वव्यापी संपर्क सेवाएं

निर्यात भुगतानों और अन्य विदेशी उगाहियों के क्षेत्र में विश्वव्यापी संपर्क सेवाओं के परिचालनों ने बैंक के विदेशी मुद्रा परिचालनों की लाभप्रदता में काफी वृद्धि की है और संबंधित व्यवसाय प्रक्रिया में विदेशी बैंकों पर निर्भरता में कमी की है. वर्ष के दौरान विश्वव्यापी संपर्क सेवाओं के माध्यम से 457 से अधिक शाखाओं के 1,05,000 निर्यात बिलों और 1,75,000 विदेशी मुद्रा लिखतों की उगाही की गई जिनकी कुलराशि 4.5 बिलियन अमरीकी डालर रही और जिनसे लेनदेन-प्रक्रिया लागतों में कमी आने के साथ-साथ बैंक की विदेशी मुद्रा शुल्क आय में इसका योगदान महत्वपूर्ण रहा.

घ. सहयोगी और अनुषंगियां

सहयोगी बैंक

सातों सहयोगी बैंकों से प्राप्त सूचना के अनुसार वर्ष के दौरान उनकी व्यवसाय-संवृद्धि संतोषजनक रही. बैंकों की कुल जमाराशियों और अग्रिमों में क्रमशः 16.2 प्रतिशत और 18.98 प्रतिशत की संवृद्धि हुई. इन सभी बैंकों ने 2001-02 में कुल मिलाकर 1,018 करोड़ रुपये का निवल लाभ अर्जित किया जो पिछले वर्ष के निवल लाभ से 64.73 प्रतिशत अधिक रहा. ये बैंक वर्ष के दौरान अपनी अलाभकारी आस्तियों में कमी लाने में समर्थ रहे. सकल अग्रिमों में

Table 3: Aggregated Working Results of Foreign Subsidiaries and Joint Ventures Abroad

(As on 31.3.2002)

(In Rs.Crore)

Subsidiaries/Joint Ventures	Deposits	Loans	Investments	Net Profit
Wholly-owned Subsidiaries*	581.70	504.10	270.84	21.12
Other Subsidiaries**	545.09	728.09	36.89	23.30
Joint Ventures***	1129.82	461.06	145.08	11.58

* SBI (Canada) and SBI (California).

** Indo-Nigerian Merchant Bank Ltd. and SBI International (Mauritius) Ltd.

*** Nepal SBI Bank Ltd. and Bank of Bhutan

Domestic Operations

Export Credit

The Bank's outstanding export credit went up to Rs.8,465 crore at end-March 2002 from Rs. 8,397 crore at end-March 2001. Export credit constituted 8.19% of the net bank credit. Total disbursements during the year, which is a better indicator of the performance, were higher at Rs.40,351 crore as compared to Rs.39,576 crore in the previous year.

Project Export Finance

The Bank is an active participant in the area of financing of project exports involving execution of turnkey/civil construction contracts and export of engineering goods on deferred payment terms. Some of the important activities supported included overseas construction, railway and telecom related projects and power projects. The Bank supported 29 projects with an aggregate project cost of Rs.2,707.68 crore in countries such as Turkey, Iran, Bangladesh, Zambia, Greece and Cyprus during the year.

Merchant Banking

The Bank continued its thrust in the area of syndicated loans emerging as a significant player and was ranked second in the League Table of Top Arrangers for India-related syndicated loans during 2001. The Bank was one of the arrangers in seven syndicated credit deals amounting USD 1,284 million during 2001-02, including USD 500 million and USD 250 million for Reliance Petroleum Ltd., USD 120 million *for* NTPC, USD 104 million for L&T Ltd. and JPY 12,000 million (USD 100 million) for HDFC Ltd., JPY 14,258 million (USD 110 million) for Reliance Industries Ltd. and USD 100 million for NHPC Ltd. Of these, the Bank was the sole Mandated Arranger for the NTPC and HDFC loans.

Under the FCNR (B) Loan Scheme, the Bank disbursed demand loans of USD 2,629 million, during the year.

Forex Turnover

During the year, the forex turnover of the Bank crossed Rs.200,000 crore mark.

Global Link Services

The operations of Global Link Services (GLS) in the area of export payments and other overseas collections have significantly improved the profitability of the Bank's forex operations and reduced dependence on foreign banks in the related business process. During the year, 1,05,000 export bills and 1,75,000 foreign currency instruments from 457 branches, amounting to USD 4.5 billion, were processed through the GLS, resulting in a significant contribution to the foreign currency fee income for the Bank, apart from reduction in transaction processing costs.

D. Associates and Domestic Subsidiaries

Associate Banks

The seven Associate Banks reported satisfactory growth in business during the year. Total deposits and advances of the Associate Banks grew by 16.2% and 18.98%, respectively. These banks together reported net profit of Rs.1,018 crore in 2001-02, which was higher than the net profit in

सकल अलाभकारी आस्तियों का प्रतिशत वर्ष 2000-01 में 12.12 प्रतिशत था, जो वर्ष 2001-02 में घटकर 9.27 प्रतिशत तक रह गया और निवल अग्रिमों में निवल अलाभकारी आस्तियों का प्रतिशत वर्ष 2000-01 में 7.04 प्रतिशत था, जो वर्ष 2001-02 में घटकर 4.93 प्रतिशत तक रह गया. सभी सहयोगी बैंकों ने अपना पूंजी पर्याप्तता अनुपात बढ़ाया. सभी सहयोगी बैंकों का औसत पूंजी पर्याप्तता अनुपात 2000-01 में 12.30 प्रतिशत से बढ़कर 2001-02 में 12.97 प्रतिशत तक पहुँच गया.

सभी सहयोगी बैंकों ने व्यवसाय का 70 प्रतिशत भाग कंप्यूटर के माध्यम से प्राप्त करने संबंधी केंद्रीय सतर्कता आयोग की अपेक्षाओं का अनुपालन किया.

तालिका 4 : भारतीय स्टेट बैंक और सहयोगी बैंक
(मार्च 2002 के अंत तक) (रुपये करोड़ में)

बैंक	शाखाओं* की संख्या	जमाराशियां	ऋण	निवेश	कुल आस्तियां	निवल लाभ
भारतीय स्टेट बैंक	9,034	2,70,560	1,20,806	1,45,142	3,48,228	2,432
सहयोगी बैंक	4,508	80,514	43,784	40,446	1,01,281	1,018

* भारत में शाखाएं

बैंकिंग अनुषंगी

एसबीआई कामर्शियल एण्ड इंटरनेशनल बैंक लिमिटेड (एसबीआईसीआई)

मार्च 2002 के अंत तक, एसबीआई कामर्शियल एण्ड इंटरनेशनल बैंक लिमिटेड की जमाराशियां और अग्रिम क्रमशः 562.47 करोड़ रुपये और 245.45 करोड़ रुपये रहे. वर्ष 2001-02 में एसबीआईसीआई ने 13.10 करोड़ रुपये का परिचालन लाभ और 3.24 करोड़ रुपये का निवल लाभ कमाया, जबकि पिछले वर्ष इसे 42 करोड़ रुपये की निवल हानि हुई थी. जोखिम भारित आस्तियों की तुलना में पूंजी अनुपात में 22.10 प्रतिशत की वृद्धि हुई जबकि पिछले वर्ष यह 19.85 प्रतिशत रहा था. एसबीआईसीआई की ईक्विटी 100 करोड़ रुपये है और उसकी शत-प्रतिशत ईक्विटीधारिता बैंक के पास है.

गैर-बैंकिंग अनुषंगियां/संयुक्त उपक्रम

एसबीआई कैपिटल मार्केट्स (एसबीआईकैप)

वर्ष के दौरान, एसबीआईकैप ने विभिन्न प्रकार की वित्तीय सेवाएं प्रदान की जिनमें सार्वजनिक क्षेत्र के उपक्रमों के विनिवेश संबंधी सलाहकारी सेवाएं, बुनियादी सुविधा क्षेत्र में सलाह एवं समूहन, ऋण की निजी व्यवस्थाएं, शेयरों की पुनः खरीद और प्राप्य राशियों का प्रतिभूतिकरण करना शामिल है. वर्ष के दौरान, एसबीआईकैप ने ऋण-व्यवस्था के माध्यम से पॉवर ग्रिड कारपोरेशन, आईडीबीआई, एसएआईएल, बीएचईएल, केनरा बैंक, आईओसी, पावर फाइनेंस कारपोरेशन, बीपीसीएल, आईपीसीएल, एचडीएफसी, रिलायंस समूह और नालको के बॉण्डों के रूप में कुछ प्रमुख सौदों के माध्यम से 15,000 करोड़ रुपये की राशि एकत्रित की. इसने आईसीआईसीआई और आईडीबीआई के 5000 करोड़ रुपये से अधिक की कुल राशि के सार्वजनिक ऋण निर्गमों का भी संचालन किया. वर्ष के दौरान देशीय ईक्विटी पूंजी बाजार बहुत सक्रिय नहीं रहा, इसलिए एसबीआईकैप ने कारपोरेटों द्वारा ईक्विटी शेयरों के पुनः खरीद व्यवसाय पर अपना ध्यान केंद्रित किया.

विनिवेश के क्षेत्र में, एक प्रमुख सलाहकार के रूप में एसबीआईकैप ने विदेश संचार निगम लिमिटेड के 1439 करोड़ रुपये के विनिवेश सौदे के सफल निष्पादन में सरकार को सलाह दी जो देश में नकदी का सबसे बड़ा सौदा था. इसने सरकार के विनिवेश कार्यक्रम के अंतर्गत हिंदुस्तान जिंक लि. के लिए सफल बोली लगाने में स्टेरलाइट इंडस्ट्रीज को भी सलाह दी. एसबीआईकैप ने भारतीय नौवहन निगम, बालमेर लौरी, हिंदुस्तान न्यूजप्रिंट लि. और एमईसीओएन के विनिवेश संबंधी आदेश प्राप्त किए. निजी क्षेत्र में एसबीआईकैप ने 50.5 मिलियन अमरीकी डालर की राशि के लिए जिंदल ट्रैक्टेबल पावर कंपनी लि. में विनिवेश के लिए विदेशी ग्राहक बेल्जियम के ट्रैक्टेबल एसए के परामर्शदाता की भूमिका निभाई.

बुनियादी सुविधा क्षेत्र में एसबीआईकैप ने विद्युत संवितरण निजीकरण हेतु सलाहकारी सेवाओं और ऊर्जा, दूरसंचार, हाइड्रोकार्बन, बंदरगाह, और शहरी बुनियादी सुविधा जैसे क्षेत्रों में नियामक सहायता तथा सलाहकारी/निधि-समूहन पर ध्यान केंद्रित किया. वर्ष के दौरान व्यवस्थित प्रमुख परियोजनाओं में दामोदर घाटी निगम, दिल्ली विद्युत बोर्ड, नोवा पेट्रोकेमिकल्स, हल्दिया गोदी काम्प्लेक्स, राष्ट्रीय राजमार्ग ए-1 दिल्ली गुड़गांव रोड, स्वर्ण चुंगी मार्ग और न्यू तिरुपुर क्षेत्र विकास

the previous year by 64.73%. These banks were able to bring down their NPAs during the year. The gross NPAs as a percentage to gross advances came down from 12.12% in 2000-01 to 9.27% in 2001-02 and the net NPAs as a percentage to net advances declined from 7.04% in 2000-01to 4.93% in 2001-02. All Associate Banks improved their Capital Adequacy Ratios. The average Capital Adequacy Ratio for all Associate Banks improved from 12.30% in 2000-01 to 12.97% in 2001-02.

All Associate Banks have complied with the CVC stipulation of capturing 70% of business through computers.

Table 4 : SBI and Associate Banks

(As at the end of March 2002) (In Rs. Crore)

Banks	Branches* No.	Deposits	Loans	Investments	Total Assets	Net Profit
SBI	9,034	2,70,560	1,20,806	1,45,142	3,48,228	2,432
Associate Banks	4,508	80,514	43,784	40,446	1,01,281	1,018

* Branches in India

Banking Subsidiary

SBI Commercial and International Bank Ltd. (SBICI)

As at end-March 2002, deposits and advances of SBICI stood at Rs.562.47 crore and Rs.245.45 crore respectively. SBICI recorded an operating profit of Rs.13.10 crore and a net profit of Rs.3.24 crore in 2001-02, as against the net loss of Rs.42 crore in the preceding year. The capital to risk weighted assets ratio (CRAR) increased to 22.10%from the last year's 19.85%. The Bank holds 100% equity of SBICI, amounting to Rs.100 crore.

Non-banking Subsidiaries/Joint Ventures

SBI Capital Markets (SBICAP)

During the year, SBICAP was engaged in an array of financial services including advisory services for PSU disinvestments, infrastructure advisory and syndication, private placements of debt, buy-back of shares and securitisation of receivables. During the year, SBICAP raised funds amounting Rs.15,000 crore through debt placement, some of the key deals being placement of bonds of Power Grid Corporation, IDBI, SAIL, BHEL, Canara Bank, IOC, Power Finance Corporation, BPCL, IPCL, HDFC, Reliance Group and NALCO. It also handled public issues of debt by ICICI and IDBI aggregating nearly Rs.5,000 crore.

The domestic equity capital market not being very active during the year, SBICAP focussed its attention on handling buy-back of equity shares by corporates.

In the area of disinvestment, SBICAP, as a leading advisor, advised the Government in the successfully concluded disinvestment in VSNL aggregating Rs.1,439 crore, which was the largest cash deal in the country. It also advised Sterlite Industries in their successful bid for Hindustan Zinc Ltd., under the Government's disinvestment programme. SBICAP bagged disinvestment mandates of Shipping Corporation of India, Balmer Lawrie, Hindustan Newsprint Ltd. and MECON. In the private sector, SBICAP was the advisor to a foreign client, Tractebel SA of Belgium, for the disinvestment in Jindal Tractebel Power Company Ltd. for a sum of USD 50.5 million

As for infrastructure, SBICAP focused on advisory for electricity distribution privatization and regulatory support and advisory/fund syndication in sectors such as power, telecom, hydrocarbons, ports and urban infrastructure. The key projects handled during the year included Damodar Valley Corporation, Delhi Vidyut Board, Nova Petrochemicals, Haldia Dock Complex, NHAI-Delhi Gurgaon Road, Swarna TollWays and New Tirupur Area Development Corporation. SBICAP was associated with loan

निगम की परियोजनाएं शामिल हैं. एसबीआईकैप ओएनजीसी विदेश लि. की वियतनाम परियोजना के लिए वित्तपोषण हेतु 114 मिलियन अमरीकी डालर के ऋण समूह से संबद्ध रहा. वर्ष के दौरान, एसबीआईकैप ने दामोदर घाटी निगम, कोलकाता के साथ एक समझौता ज्ञापन पर हस्ताक्षर किए जिसमें दामोदर घाटी निगम ने एसबीआईकैप को वर्तमान और भावी ऊर्जा परियोजनाओं के लिए "पसंदीदा निवेश बैंक" का दर्जा प्रदान किया.

एसबीआईकैप ने पिछले वर्ष बंधक आधारित प्रतिभूतियों से संबंधित देश का प्रथम निर्गम बाजार में लाया था. इसने राष्ट्रीय आवास बैंक के लिए बंधक आधारित प्रतिभूतियों के दूसरे भाग की शुरुआत की. हाल ही में, एसबीआईकैप ने अमरीकी एसबीए ऋण योजना के अनुसार लघु क्षेत्र में गारंटीकृत ऋणों के लिए प्रतिभूतिकरण कार्यक्रम शुरू करने हेतु लघु उद्योग ऋण गारंटी कोष की सदस्यता ग्रहण की.

एसबीआईकैप ने पिछले वर्ष के 31.57 करोड़ रुपये के लाभ की तुलना में वर्ष 2001-02 में 18.81 करोड़ रुपये का कर पश्चात् लाभ अर्जित किया. बैंक के पास एसबीआईकैप की 50 करोड़ रुपये की ईक्विटी है, जो उसकी शेयर पूंजी का 86 प्रतिशत है.

एसबीआई गिल्ट्स लिमिटेड (एसबीआईजीएल)

वर्ष के दौरान, सरकारी प्रतिभूति बाजार में तीन नए प्राथमिक डीलरों का प्रवेश, गैर-प्रतिस्पर्धी आधार पर सरकारी प्रतिभूतियों की प्राथमिक नीलामी में खुदरा निवेशकों के लिए सहभागिता योजना की शुरुआत करना, 364 दिन के राजकोषीय बिलों से औसतन जितनी आय होती है उतनी आय की प्राप्ति के उद्देश्य से अस्थायी दर वाले बांड जारी करना, भारतीय रिजर्व बैंक परक्रामित कारबार परिनिर्धारण प्रणाली के माध्यम से लेनदेनों का इलेक्ट्रानिक परिनिर्धारण शुरू करना और क्लिअरिंग कारपोरेशन आफ इंडिया द्वारा परिचालन की शुरुआत करना इस बाजार की प्रमुख घटनाएं रहीं. वर्ष के दौरान, बैंक की प्राथमिक डीलर अनुषंगी एसबीआईजीएल ने पहले से अधिक कारोबार और लाभ दर्ज किया है. इसका कारोबार वर्ष 2000-01 में 20,112.27 करोड़ रुपये था जो वर्ष 2001-02 में 25,859.46 करोड़ रुपये तक पहुँच गया. इसने 2001-02 में 77.49 करोड़ रुपये का निवल लाभ कमाया, जबकि पिछले वर्ष निवल लाभ की राशि 31.87 करोड़ रुपये थी. प्राथमिक डीलर के रूप में प्राप्त अधिकारों का प्रयोग करते हुए इसने भारतीय रिजर्व बैंक को दी गई सभी वचनबद्धताओं को पूरा किया है और अब देश के ऋण बाजार के विकास में प्रमुख भूमिका अदा कर रही है. बैंक के पास एसबीआईजीएल की 61 करोड़ रुपये की ईक्विटी है जो उसकी शेयर-पूंजी का 61 प्रतिशत है.

एसबीआई फैक्टर्स एंड कामर्शियल सर्विसेज लि. (एसबीआई फैक्टर्स)

वर्ष के दौरान, एसबीआई फैक्टर्स का व्यवसाय 494.79 करोड़ रुपये रहा, पूर्व-अदायगी की बकायाराशियां 87.22 करोड़ रुपये रहीं और कर पश्चात् लाभ 0.46 करोड़ रुपये रहा. वर्ष के दौरान एसबीआई फैक्टर्स ने साख पत्र/बैंक गारंटी पर आधारित प्रतिभूति सीमित आढ़त (फैक्टरिंग), क्रय बिल आढ़त और मुद्दती बिल आढ़त जैसे वैविध्यपूर्ण उत्पाद शुरू किए. बैंक के पास एसबीआई फैक्टर्स की 13.50 करोड़ रुपये की ईक्विटी है, जो उसकी शेयर-पूंजी का 54 प्रतिशत है.

एसबीआई फण्ड्स मैनेजमेंट लि. (एसबीआईएफएमएल)

वर्ष 2001-02 की संपूर्ण आर्थिक मंदी का प्रभाव म्यूचुअल फंड उद्योग पर भी पड़ा. सेबी ने भी पूंजी बाजार में अनेक नीतिगत परिवर्तन किए हैं. एसबीआईएफएमएल के लिए, निरंतर स्वरूप की निधियों में कुल आवक 2,800 करोड़ रुपये रही. कुल विमोचन राशि 2156 करोड़ रुपये रही और इसके बाद 644 करोड़ रुपये की निवल आवक शेष रही, जबकि पिछले वर्ष यह 564 करोड़ रुपये रही थी. देशीय निधियों के प्रबंध के अंतर्गत 31 मार्च 2002 को कुल निवल आस्तियां 3,095 करोड़ रुपये रही थी. वर्ष के दौरान इस आस्ति प्रबंधन कंपनी को 0.07 करोड़ रुपये का निवल लाभ हुआ जबकि पिछले वर्ष इसने 24.79 करोड़ रुपये का निवल लाभ अर्जित किया था.

एसबीआई कार्ड्स एंड पेमेंट्स सर्विसेज लि. (एसबीआईसीपीएसएल)

वर्ष 1998-99 में परिचालन शुरू करने वाली एसबीआईसीपीएसएल के मार्च 2002 के अंत तक नौ लाख से अधिक कार्डों का उपयोग किया जा रहा है. यह देश में क्रेडिट कार्ड जारी करने वाली तीसरी सबसे बड़ी कंपनी है. इस कार्ड का बाजार अंश 15.25 प्रतिशत है और ये 41 केंद्रों से जारी किए जाते हैं, जो अन्य क्रेडिट कार्ड जारी करनेवाली कंपनियों में सर्वाधिक है.

क्रेडिट इन्फार्मेशन ब्यूरो (इंडिया) लि. (सीआईबीआईएल)

30 जनवरी 2001 को भारतीय स्टेट बैंक, एचडीएफसी, डून एंड ब्राडस्ट्रीट इन्फार्मेशन सर्विसेज इंडिया प्रा. लि. ट्रांस यूनियन इंटरनेशनल इनको. ने

syndication of USD 114 million for ONGC Videsh Ltd. for financing its Vietnam Project. During the year, SBICAP entered into a MoU with DVC, Kolkata, whereby DVC has accorded SBICAP the status of 'Prefered Investment Bank' for current as well as future power projects.

Having brought the country's first issue of Mortgage Backed Securities (MBS) to the market last year, SBICAP launched the second tranche of MBS for National Housing Bank. Recently, SBICAP joined hands with the Credit Guarantee Fund for Small Scale Industries to launch a securitisation programme for guaranteed loans in the small-scale sector on the lines of SBA loan scheme in the US.

SBICAP recorded a profit after tax of Rs.18.81 crore in 2001-02, as against Rs.31.57 crore in the preceding year. The Bank holds equity of Rs.50 crore in SBICAP, being 86% of their share capital.

SBI Gilts Ltd. (SBIGL)

The highlights of the developments in the government security market during the year were entry of three new primary dealers in the market, introduction of a scheme for participation of retail investors in the primary auction of government securities on a non-competitive basis, issue of floating rate bonds benchmarked to the average yield of 364 day treasury bills, launching of electronic settlement of transactions through RBI Negotiated Dealing System and commencement of operation by Clearing Corporation of India. During the year, SBIGL, the primary dealer subsidiary of the Bank, recorded higher turnover and profits. Its turnover went up from Rs.20,112.27 crore in 2000-01 to Rs. 25,859.46 crore. It recorded a net profit of Rs.77.49 crore in 2001-02, higher than the Rs.31.87 crore net profit in the previous year. It met with all the commitments given to RBI for accreditation as a primary dealer and now plays a leading role in the development of government debt market of the country. The Bank holds equity of Rs.61 crore in SBIGL, being 61% of the latter's share capital.

SBI Factors and Commercial Services Ltd. (SBIFACTORS)

During the year, the business turnover of SBIFACTORS amounted to Rs.494.79 crore, the prepayment outstandings were at Rs.87.22 crore and profit after tax was Rs.0.46 crore. During the year, SBIFACTORS introduced product variants like non-recourse factoring, purchase bill factoring and factoring of usance bills backed by LC/bank guarantee. The Bank holds equity of Rs.13.50 crore in SBIFACTORS, being 54% of the latter's share capital.

SBI Funds Management Ltd. (SBIFML)

The overall economic slowdown during 2001-02 had its effect on the mutual funds industry. SEBI also brought several policy changes in the capital market. For SBIFML, there was a total inflow of Rs.2,800 crore in the open-ended funds. Total redemption amounted to Rs.2,156 crore, leaving a net inflow of Rs.644 crore as against a net inflow of Rs.564 crore in the previous year. The total net assets under management of domestic funds stood at Rs.3,095 crore as on March 31, 2002. The Asset Management Company reported a net profit of Rs. 0.07 crore during the year, as against Rs.24.79 crore in the previous year.

SBI Cards & Payments Services Ltd. (SBICPSL)

SBICPSL, which commenced operation in 1998-99, had nine lakh active cards at end-March 2002. It is the third largest credit card issuer in the country. The card has a market share of 15.25%, and it is issued from 41 centers, unmatched by any other credit card issuers.

Credit Information Bureau (India) Ltd. (CIBIL)

On January 30, 2001, SBI, HDFC, Dun & Bradstreet Information Services India Pvt. Ltd. and Trans Union International Inc. signed the shareholders' agreement to establish a Credit Information Bureau (India) Ltd. SBI and HDFC have 40% shareholding each and the other two companies have 10% shares each in the Company. CIBIL has an authorised

क्रेडिट इन्फार्मेशन ब्यूरो (इंडिया) लि. की स्थापना करने के लिए शेयरधारक-करार पर हस्ताक्षर किए हैं. भारतीय स्टेट बैंक और एचडीएफसी में प्रत्येक के पास इस कंपनी के 40 प्रतिशत शेयर हैं और अन्य दो कंपनियों में प्रत्येक के पास इसके 10 प्रतिशत शेयर हैं. सीआईबीआईएल की प्राधिकृत पूंजी 50 करोड़ रुपये और निर्गमित पूंजी 25 करोड़ रुपये है. 31 मार्च 2002 को इसकी प्रदत्त पूंजी 8.75 करोड़ रुपये थी. सीआईबीआईएल की भूमिका में क) व्यक्तिगत और कारपोरेट/वाणिज्यिक ऋण प्रयोक्ताओं के संबंध में ऋण संबंधी सूचना एकत्रित करना, ख) इस सूचना का सूचना-संग्रह बनाए रखना और ऋण संबंधी रिपोर्टों के रूप में इस सूचना को मूल्य पर किसी निकटवर्ती प्रयोक्ता समूह को बेचना शामिल है. सूचना - प्रयोक्ताओं/प्रदानकर्ताओं के बीच सूचना का उपयोग आदान-प्रदान सिद्धांत के आधार पर किया जाएगा, अर्थात् एक सूचना प्रयोक्ता एक सूचना-प्रदानकर्ता भी होगा. सीआईबीआईएल के संभावित प्रयोक्ता बैंक, वित्तीय संस्थाएं, गैर-बैंकिंग वित्तीय कंपनियां, आवास वित्त और क्रेडिट कार्ड कंपनियां हैं.

एसबीआई लाइफ इंश्योरेंश कंपनी (एसबीआईएल)

वर्ष के दौरान, एसबीआईएल ने व्यक्तियों के लिए चार उत्पाद अर्थात् संजीवन, सुख जीवन, यंग संजीवन और स्कॉलर तथा तीन समूह बीमा उत्पाद अर्थात् क्रेडिट गार्ड, सुपर सुरक्षा और स्वर्ण गंगा शुरू किए हैं.

बीमा उत्पादों को बेचने के लिए एजेंसी चैनल का निर्माण करने हेतु इस कंपनी ने 780 एजेंट भर्ती किए हैं, जो 67 केंद्रों में कार्यरत हैं. अनेक बीमा सलाहकारों और विक्रय पर्यवेक्षकों का भी चयन किया गया है. यह कंपनी दिल्ली, कोलकाता, चेन्नई, बंगलूर, हैदराबाद और पुणे में कार्यालय खोलने की प्रक्रिया में है और यह कारपोरेट एजेंसी व्यवस्था शुरू करने की योजना बना रही है. यह कंपनी विस्तृत बीमा मैनुअल और पॉलिसीधारक सेवा मैनुअल भी तैयार कर रही है.

कंपनी ने वर्ष के दौरान 2,974 लाख रुपये की बीमा राशिवाले 4,266 प्रस्ताव प्राप्त किए हैं और 2,389 लाख रुपये की बीमा राशि की 3,662 पालिसियां जारी की हैं. वर्ष के दौरान, 1,469 लाख रुपये का प्रीमियम प्राप्त किया.

क्लियरिंग कारपोरेशन आफ इंडिया लि. (सीसीआईएल)

क्लियरिंग कारपोरेशन आफ इंडिया लि. (सीसीआईएल) की प्राधिकृत पूंजी 50 करोड़ रुपये है और 26 प्रतिशत ईक्विटी धारिता के साथ इसकी स्थापना की गई है, जिसमें बैंक मुख्य प्रवर्तक है. सीसीआईएल ने फरवरी 2002 से परिचालन शुरू किया है. सीसीआईएल की स्थापना से ऋण बाजार सुदृढ़ और विस्तृत होगा तथा इसे अतिआवश्यक चलनिधि प्राप्त होगी, इससे सरकारी प्रतिभूतियों के खुदरा व्यापार की सुविधा भी प्राप्त होगी. भारतीय रिज़र्व बैंक ने 20 करोड़ रुपये तक की सरकारी प्रतिभूतियों का प्रत्येक व्यापार सीसीआईएल के माध्यम से संचालित करना अनिवार्य कर दिया है.

तालिका 5: वर्ष 2001-02 के लिए सहयोगी एवं अनुषंगियों/संयुक्त उपक्रमों द्वारा अदा किया गया लाभांश

(31.3.2002 को)

सहयोगी बैंक	लाभांश (करोड़ रुपये)	दर (प्रतिशत)	अनुषंगियां/ संयुक्त उपक्रम	लाभांश (करोड़ रुपये)	दर (प्रतिशत)
स्टेट बैंक ऑफ			**भारतीय**		
बीकानेर एण्ड जयपुर	15.00	40	एस बी आई कैप	14.00	28
हैदराबाद	7.76	45	एस बी आई जी एल	15.25	25
इंदौर	6.86	40	एस बी आई एस एल*	1.84	6
मैसूर	8.31	25	**विदेश स्थित**		
पटियाला	12.37	50	एस बी आई (कैल)	2.92	10
सौराष्ट्र	15.70	5	एस बी आई आई एम एल	4.61	10
त्रावणकोर	11.25	30	बी ओ बी एच	0.60	30

एस बी आई कैप - एस बी आई कैपिटल मार्केट्स, एस बी आई जी एल - एस बी आई गिल्ट्स लि.; एस बी आई एस एल - एस बी आई सिक्यूरिटीज लि.; एस बी आई (कैल) - एस बी आई (कैलिफोर्निया); एस बी आई आई एम एल - एस बी आई इंटरनेशनल (मॉरीशस) लि.; बी ओ बी एच - बैंक ऑफ भूटान.

*एस बी आई एस एल एक लघु अनुषंगी है और इसकी सम्पूर्ण आय बैंक के पास स्थायी जमाओं के रूप में रखी गई पूंजीगत निधियों पर अर्जित ब्याज से संबंधित है.

शेष अनुषंगियों/संयुक्त उपक्रमों ने कोई लाभांश अदा नहीं किया.

(India) Ltd. SBI and HDFC have 40% shareholding each and the other two companies have 10% shares each in the Company. CIBIL has an authorised capital of Rs.50 crore and issued capital of Rs.25 crore. The paid up capital as on 31 March 2002 was 8.75 crore. The envisaged role of CIBIL is to a) gather credit related information regarding individual and corporate/commercial credit users, b) maintain a database of this information and sell this information in the form of credit reports to a closed user group for a price. Data sharing among the data users and providers is to be based on principle of reciprocity, i.e., a data user has to be a data provider also. The potential users of the CIBIL are banks, FIs, NBFCs, housing finance and credit card companies.

SBI Life Insurance Company Ltd. (SBIL)

During the year, SBIL introduced four products meant for individuals, viz., *Sanjeevan, Sukhjeevan, Young Sanjeevan* and *Scholar,* and three Group Insurance Products, viz., *Credit Guard, Super Suraksha* and *Swarna Ganga.*

In order to build the agency channel for selling insurance products, the Company has recruited 780 agents, who operate from 67 centers, also a number of insurance advisers and sales supervisors were selected. The Company is in the process of opening offices at Delhi, Kolkata, Chennai, Bangalore, Hyderabad and Pune and is planning to start Corporate Agency arrangement. The company is also engaged in preparing detailed underwriting manual and policyholders servicing manual.

The Company received 4,266 proposals for assured sum of Rs.2,974 lakh and issued 3,662 policies for assured sum of Rs.2,389 lakh. The premium received during the year was Rs.1,469 lakh.

The Clearing Corporation of India Ltd. (CCIL)

The Clearing Corporation of India Ltd. (CCIL) having an authorized capital of Rs.50 crore, was set up with the Bank as the chief promoter with equity holding of 26%. CCIL commenced operation from February 2002. The setting up of CCIL will deepen and widen the debt market and impart to it the much needed liquidity; it will also facilitate retailing in government securities. The RBI has made it compulsory to route individual trades in government securities up to Rs.20 crore through CCIL.

Table 5: Dividends paid by the Associates & Subsidiaries/Joint ventures for 2001-02

(As on 31.3.2002)

Associate Banks	Dividend (Rs. crore)	Rate (%)	Subsidiaries/ Joint Ventures	Dividend (Rs. crore)	Rate (%)
State Bank of			**Indian**		
Bikaner & Jaipur	15.00	40	SBICAP	14.00	28
Hyderabad	7.76	45	SBIGL	15.25	25
Indore	6.86	40	SBISL*	1.84	6
Mysore	8.31	25	**Foreign**		
Patiala	12.37	50	SBI (Cal)	2.92	10
Saurashtra	15.70	5	SBIIML	4.61	10
Travancore	11.25	30	BoBh	0.60	30

SBICAP- SBI Capital Markets; SBIGL- SBI Gilts Ltd.; SBISL-SBI Securities Ltd.; SBI (Cal)- SBI (California); SBIIML- SBI International (Mauritius) Ltd.; BoBh- Bank of Bhutan.

*SBISL is a shell entity and the entire income is on account of interest earned on the capital funds placed in fixed deposits with the Bank. The remaining subsidiaries/joint ventures did not pay any dividend.

अलाभकारी आस्ति प्रबंधन

बैंक का अलाभकारी आस्ति प्रबंधन-कार्य अत्यंत महत्वपूर्ण होता जा रहा है और सभी स्तरों पर विशेष रूप से ध्यान आकर्षित कर रहा है. कारपोरेट स्तर पर, शीर्ष कार्यपालकों का कार्य-दल 5 करोड़ रुपये से अधिक की सभी अलाभकारी आस्तियों की निगरानी करता है. स्थानीय प्रधान कार्यालय स्तर पर मण्डल प्रबंधन समिति द्वारा 1 करोड़ रुपये से अधिक की सभी अलाभकारी आस्तियों की निगरानी की जाती है. अलाभकारी आस्ति प्रबंधन नीति में अन्य बातों के साथ-साथ समस्याग्रस्त ऋणों की शीघ्र पहचान करना, चेतावनी संकेतों पर शुरू में ही प्रभावी कार्रवाई करना और एकबारगी निपटान सहित उचित वसूली कार्यनीति पर बल दिया गया है. बैंक द्वारा किए गए अन्य उपायों में विशेष प्रशिक्षण कार्यक्रमों के माध्यम से ऋण संबंधी कार्य करने वाले अधिकारियों के मूल्यांकन कौशलों में वृद्धि करना और एक प्रभावी ऋण लेखा-परीक्षा प्रणाली स्थापित करना जो लाभकारी आस्तियों को अलाभकारी बनने से रोकने के लिए चेतावनी संकेत देती है. ऋण वसूली अधिकरणों (ट्रायब्युनलों) के पास दायर किए गए मामलों पर नजदीक से निगरानी रखने के लिए, बैंक ने स्थानीय प्रधान कार्यालयों में स्थित ऋण वसूली अधिकरण कक्षों में नोडल अधिकारी नियुक्त किए हैं. बैंक ने बीआईएफआर मामलों और उच्च राशि वाले खातों, विशेष रूप से संदिग्ध एवं हानिकर श्रेणियों वाले खातों पर विशेष ध्यान देने के लिए नौ विशेषीकृत पुनर्वास एवं वसूली शाखाएं खोली हैं. अपने तुलन-पत्र को त्रुटिरहित बनाने के उपाय के रूप में, बैंक ने उच्च राशि का प्रावधान करके अलाभकारी आस्ति खातों को अपलिखित किया है और अनुवर्ती कार्रवाई करने के लिए बकायाराशियाँ वसूली अधीन अग्रिम खाते के अंतर्गत रखी गयी हैं.

भारतीय रिजर्व बैंक की 30 सितंबर 2001 को समाप्त एकबारगी निपटान योजना के अंतर्गत, बैंक ने 3.31 लाख खातों के संबंध में 1,059 करोड़ रुपये के एकबारगी निपटान अनुमोदित किए हैं. 1 करोड़ रुपये तक की बकाया राशिवाली अलाभकारी आस्तियों के निपटान हेतु बनाई गई भारतीय स्टेट बैंक की 31 दिसंबर 2001 को समाप्त एकबारगी निपटान योजना के अंतर्गत भी बैंक ने 0.19 लाख खातों के संबंध में 32.94 करोड़ रुपये के एकबारगी निपटान अनुमोदित किए हैं. इसी तरह, भारतीय रिजर्व बैंक - एकबारगी निपटान योजना-II के अंतर्गत 25,000 रुपये तक के छोटे ऋणों के निपटान हेतु बैंक ने 16,000 खातों के संबंध में 21.02 करोड़ रुपये के एकबारगी निपटान अनुमोदित किए और 16.84 करोड़ रुपये वसूल किए. मार्च 2002 के अंत तक बैंक की सकल और निवल अलाभकारी आस्तियां क्रमश: 11.95 प्रतिशत और 5.63 प्रतिशत रहीं, जबकि पिछले वर्ष ये क्रमश: 12.93 प्रतिशत और 6.03 प्रतिशत रही थीं.

सूचना प्रौद्योगिकी एवं ग्राहक सेवा

बैंक ने परिचालनों में दक्षता हासिल करने, ग्राहक और बाजार अपेक्षाओं को पूरा करने तथा प्रतिस्पर्धा में आगे बने रहने के उद्देश्य से सूचना प्रौद्योगिकी नीति लागू की है और इस नीति का वह प्रभावी ढंग से अनुपालन कर रहा है.

दिसंबर 2000 में इलेक्ट्रानिक नॉस्ट्रो खाता समाधान प्रणाली (इलेनॉर) शुरू हो जाने से विदेशी मुद्रा लेनदेनों की शीघ्र, सही और पूर्णत: समन्वित ढंग से रिपोर्ट करने में मदद मिली है और यह प्रणाली नॉस्ट्रो समाधान-कार्य प्रभावी ढंग से निपटाने वाली एक महत्वपूर्ण समाधान प्रणाली बन गई है. इससे विदेशी मुद्रा का पर्याप्त लेनदेन करने वाली 444 शाखाओं से विदेशी मुद्रा लेनदेनों की ऑन लाइन रिपोर्टिंग की जा सकेगी. जनवरी 2001 से चालू हुई स्टेट बैंक इलेक्ट्रानिक भुगतान प्रणाली (स्टेप्स) से, 1557 शाखाओं में निधियों का तुरंत इलेक्ट्रानिक अंतरण हो जाएगा. अक्टूबर 2001 में शुरू किए गए अन्य उत्पाद ई रियलायजेशन से 972 शाखाओं में मांग ड्राफ्ट खरीद चैक/लाभांश खाते की बकाया प्रविष्टियों का तुरंत समाधान हो सकेगा. आंतरिक विशेषज्ञ दल ने इन परियोजनाओं की रूपरेखा तैयार की, इनका विकास और कार्यान्वयन किया है तथा उनकी सफलता की व्यापक रूप से सराहना की गयी है. उपर्युक्त के अलावा, 2000 कारपोरेट ग्राहक रिमोट लॉग इन सुविधाओं का उपयोग कर रहे हैं जिसे 200 शाखाओं में कार्यान्वित किया गया है. 106 शाखाओं में टेली-बैंकिंग सुविधा कार्यान्वित की गई जिससे इन शाखाओं में ग्राहक कहीं से भी, किसी भी समय टेलीफोन द्वारा अपने खातों की जानकारी प्राप्त कर सकते हैं.

वर्ष के दौरान 481 अतिरिक्त शाखाओं का कंप्यूटरीकरण हो जाने से, बैंक की पूर्णत: कंप्यूटरीकृत शाखाओं की संख्या बढ़कर 3035 हो गई है, जो बैंक का 80 प्रतिशत देशीय व्यवसाय करती हैं. कंप्यूटरीकृत शाखाओं से ग्राहक सेवा में सुधार हुआ है और इन शाखाओं में नेटवर्क से जुड़ी एटीएम, इंटरनेट बैंकिंग, टेलीबैंकिंग और ग्राहक पूछताछ टर्मिनल जैसी विशिष्ट सेवाएं शुरू की गईं. कंप्यूटरीकरण से व्यवसाय समय में विस्तार करने, लिखतों का शीघ्र संप्रेषण और उनकी त्वरित उगाही करने में मदद मिली है.

मार्च 2002 के अंत तक स्विफ्ट नेटवर्क को 265 देशीय शाखाओं में विस्तारित किया गया है. इससे तीव्र एवं स्वत: संदेश अंतरित करने में मदद मिली है. स्विफ्ट परिचालन केंद्र में बैंक के स्विफ्ट गेटवे और सॉफ्टवेयर ने स्विफ्ट संबंध पहुँच को और भी बढ़ाया है.

NPA Management

The Bank's NPA management has assumed critical importance and is receiving focussed attention at all levels. At the corporate level, a Task Force comprising top executives monitors all NPAs above Rs.5 crore. At Local Head Office level, the Circle Management Committee monitors all NPAs above Rs.1 crore. The NPA management policy lays stress, *inter alia,* on early identification of problem loans, effective response to early warning signals, appropriate recovery strategy including one-time settlement. Other measures taken by the Bank include upgradation of appraisal skills of the officers dealing in credit through special training programmes and an effective credit audit mechanism, which throws warning signals for taking action to prevent performing assets turning into non-performing ones. For close monitoring of cases with Debt Recovery Tribunals (DRT), the Bank has nominated nodal officers in the DRT cells in the LHOs. The Bank has nine specialized Rehabilitation and Recovery branches to focus on BIFR cases and large value accounts especially in doubtful and loss categories. As a part of cleansing its balance sheet, the Bank has written off NPA accounts with high level of provision and the outstandings are held in Advances under Collection Account for further follow up.

Under the RBI-OTS scheme (ended on 30th September 2001), the Bank approved one-time settlement for Rs.1,059 crore in respect of 3.31 lakh accounts. Also under SBI-OTS scheme (ended on 31st December 2001), which was for settlement of NPAs with outstandings up to Rs.1 crore, the Bank approved OTS for Rs.32.94 crore in respect of 0.19 lakh accounts. Similarly, under the RBI-OTS-II scheme for settlement of small loans up to Rs.25,000, the Bank approved OTS for Rs. 21.02 crore in respect of 16,000 accounts and recovered Rs.16.84 crore. At end-March 2002, the Bank's gross and net NPA stood at 11.95% and 5.63%, respectively, as against 12.93% and 6.03%, respectively in the previous year.

Information Technology and Customer service

The Bank has adopted and is pursuing effectively its IT policy with the aim of achieving efficiency in operations, meeting customer and market expectations and staying ahead in competition.

Introduction of Electronic Nostro Account Reconciliation (ELENOR) in December 2000 has helped fast, accurate and fully integrated reporting of forex transactions and has made a major breakthrough in effectively tackling the NOSTRO reconciliation. It has enabled online reporting of forex transactions from 444 forex intensive branches. State Bank Electronic Payment Systems (STEPS), which became operational in January 2001, facilitates instantaneous electronic transfer of funds in 1,557 branches. Another product, e-realisation, has been introduced in October 2001 to facilitate expeditious reconciliation of outstanding entries in DDP cheques/dividends at 972 branches. These projects were conceived, developed and implemented with in-house expertise and their success has been widely acclaimed. Apart from the above, 2000 corporate customers are using remote log-in facilities, which has been implemented in 200 branches. Tele-banking has been implemented at 106 branches, where customers can access their accounts through telephone from anywhere at anytime.

With the computerization of 481 additional branches during the year, the number of fully computerized branches of the Bank went up to 3,035, covering 80% of the Bank's domestic business. The computerized branches have brought improvement in customer service, introduced features such as Networked ATMs, Internet Banking, Tele banking and Customer Enquiry Terminals. Computerization has helped in extension of business hours, faster remittances and speedier collection of instruments.

The SWIFT network has been extended to 265 domestic branches, as at end-March 2002. This has helped faster and automated message transmission. The Bank's SWIFT Gateway and software at Swift

बैंक में 1017 एटीएम कार्यरत हैं, जिनमें से 102 केंद्रों में स्थित 570 नेटवर्क से जोड़ दिये गये हैं. वर्ष के दौरान, 18 लाख से भी अधिक कार्ड जारी किए गए. एटीएम के लिए पूरे देश में बैंक के पास 800 वी सैट, आईएसडीएन और लीज्ड लाईन का एक अलग नेटवर्क है.

इंडियन फाइनेंशियल नेटवर्क (इंफिनेट) की रीढ़ भारतीय रिजर्व बैंक की वीसैट परियोजना को एलेनॉर, सीएमपी, स्टेप्स और अन्य संदेश-प्रेषण कार्यों के लिए उपयोग में लाया जा रहा है, जिससे लेनदेन प्रसंस्करण और रिपोर्ट करने में अत्यधिक दक्षता हासिल हुई है. बैंक के पास 113 शहरों में 164 वीसैट वाला नेटवर्क है जो देश के लगभग संपूर्ण भाग में फैला है.

बैंक की वेबसाइट, एसबीआई होम पेज की रूपरेखा फिर से तैयार की गई है जिससे भारतीय स्टेट बैंक की सभी शाखाओं से संबंधित जानकारी सहित विभिन्न प्रकार की सूचना उपलब्ध कराई जा सके. बैंक की वेबसाइट के उपयोगकर्ताओं की संख्या सितंबर 2000 में एक महीने में औसतन 8 लाख थी, जो वर्तमान में 75 लाख प्रति मास तक हो गई है. बैंक की इंटरनेट बैंकिंग सेवा 'ऑनलाइन एसबीआई' 1 जुलाई 2001 को शुरू की गयी थी जिसमें फुटकर ग्राहकों को जानकारी प्रदान करना शामिल है, मार्च 2002 से यह कारपोरेट ग्राहकों को भी जानकारी प्रदान करने लगी है. मार्च 2002 के अंत तक, 144 शाखाओं को इस सेवा के दायरे में लाया गया है.

समाधान के क्षेत्र में एकमात्र ऐप्लिकेशन साफ्टवेयर सोल्यूशन उपलब्धकर्ता द्वारा नवी मुंबई स्थित स्टेट बैंक कंप्यूटर केंद्र ने विभिन्न प्रौद्योगिकी उन्मुख परियोजनाएं कार्यान्वित की गईं हैं जिससे अंतर कार्यालय लेनदेनों का शीघ्र समाधान हो सके और इसने लगभग शत-प्रतिशत समाधान कार्य पूरा करने में बैंक की मदद की है. ई-रिकान परियोजना 2,849 कंप्यूटरीकृत शाखाओं में कार्यान्वित की गई, जिसका उपयोग इंटरनेट के माध्यम से समाधान हेतु शाखा समाशोधन एवं ड्राफ्ट खातों के आंकड़े संप्रेषित करने के लिए किया जाता है. इस परियोजना का उपयोग रुपया यात्री चैक और एजेंसी समाशोधन खातों के लिए भी किया जा रहा है.

शाखाओं में सरकारी लेनदेन करने के लिए और सरकारी लेनदेन करनेवाली शाखाओं से प्रमुख केंद्र वाली शाखा में तथा प्रमुख केंद्र वाली शाखा से सरकारी लेखा विभाग में लेनदेनों को इलेक्ट्रानिक माध्यम से रिपोर्ट करने के लिए बैंक ने अपना एक सॉफ्टवेयर तैयार किया है. सभी मण्डलों की शाखाओं में कार्यान्वयन हेतु इस साफ्टवेयर का उपयोग शुरू कर दिया गया है.

वीडियो वार्ता सुविधा से बैंक की कारपोरेट सूचना प्रणाली को एक नई दिशा मिली है, जो इस समय 24 केंद्रों में उपलब्ध है, जिससे कार्यपालकों की दौरा आवश्यकता में कमी आएगी और समय की भी बचत होगी.

हैदराबाद स्थित शीर्ष संस्थान तथा 14 मण्डलों में 25 सेटेलाइट केंद्रों के साथ बैंक के पास पूर्णरूपेण प्रौद्योगिकी प्रशिक्षण व्यवस्था उपलब्ध है. ये केंद्र अब तक 79,000 अधिकारियों/कर्मचारियों को प्रशिक्षण दे चुके हैं.

नए सूचना प्रौद्योगिकी प्रयास

भारतीय स्टेट बैंक ने केपीएमजी परामर्शक की सहायता से अगले 5 वर्षों के लिए एक सूचना प्रौद्योगिकी कार्यक्रम तैयार किया है, जिसमें अन्य बातों के साथ-साथ, क) अलग-अलग के स्थान पर केंद्रीकृत संगणन, ख) ऑन लाइन, रियल टाइम ट्रांजेक्शन प्रोसेसिंग क्षमता वाली एक समन्वित मुख्य (कोर) बैंकिंग प्रणाली का कार्यान्वयन, ग) एटीएम, इंटरनेट बैंकिंग आदि जैसे बहुमुखी वितरण माध्यम, घ) मुख्य बैंकिंग प्रणाली से जुड़ी स्वचालित राजकोष और जोखिम प्रबंधन प्रणालियां, ङ) आंकड़ा भंडारण, आंकड़ा माइनिंग और कार्य प्रवाह क्षमताएं तथा च) अंतर-बैंक भुगतान गेटवे से जुड़ना शामिल है.

खुदरा और कारपोरेट दोनों प्रकार के ग्राहकों को इंटरनेट बैंकिंग सुविधा उपलब्ध कराने और देश में स्थित शाखाओं के ग्राहकों के लिए एटीएम मशीनों को नेटवर्क से जोड़ने के साथ-साथ इस योजना का कार्यान्वयन किया जा रहा है. इस योजना के अंतर्गत, देश में स्थित 49 शहरों की 1500 शाखाओं को जोड़ते हुए एक व्यापक एरिया नेटवर्क (डब्लयूएएन) तैयार करने के लिए, बैंक ने डाटाक्राफ्ट का चयन किया है. व्यापक एरिया नेटवर्क से बैंक द्वारा चयनित केंद्रीकृत मुख्य बैंकिंग समाधान (सोल्यूशन) अर्थात् एफएनएस, आस्ट्रेलिया का कार्यान्वयन हो सकेगा. मुख्य बैंकिंग समाधान के कार्यान्वयन का कार्य टाटा कन्सलटेंसी सर्विसेज को सौंपा गया है. बैंक ने राजकोषीय परिचालनों के लिए रियूटर्स-यूनिसिस समाधान और आस्ति-देयता प्रबंधन के लिए ओरेक्ल फाइनैंशियल्स का भी चयन किया है. इन समाधानों को तैयार करने का कार्य चल रहा है.

प्रौद्योगिकी प्रयासों से क) उत्पादकता में सुधार आएगा, ख) प्रबंधन सूचना प्रणाली में प्रबंधन वर्ग के समय की बचत होगी, ग) जोखिम

Operation Center (SOC) have been upgraded to SWIFT Alliance Access.

The Bank had 1,017 ATMs operational, out of which 570 spread over 102 centres were networked. During the year, over 1.8 million ATM cards were issued. For ATM, the Bank has a dedicated network of 800 VSATs, ISDN and leased lines across the country.

The RBI VSAT project, Indian Financial Network (INFINET) backbone is being used for ELENOR, CMP, STEPS and other messaging, which has resulted in greater efficiency in transaction processing and reporting. The Bank has a network covering 164 VSATs in 113 cities extending the coverage to almost the entire country.

SBI Home page, the Bank's website, has been redesigned to provide a wide range of information, including profile of all SBI branches. The Bank's Website has reported a jump in the hits from an average of 0.8 million a month in September 2000 to 7.5 million a month at present. 'OnlineSBI', the Bank's Internet banking service, introduced on July 1, 2001 covering retail customers has been expanded to cover corporate customers also in March 2002. At end-March 2002, this service covered 144 branches.

The State Bank Computer Centre at Navi Mumbai, the sole Application Software Solution Provider in the field of reconciliation, has implemented various technology-oriented projects to facilitate speedy reconciliation of inter office transactions and helped the Bank in achieving nearly 100 per cent reconciliation. The project e-recon, which is used for transmission of branch clearing and drafts accounts data for reconciliation through Internet, has been implemented in 2,849 computerized branches. The project also covers RTC and Agency Clearing accounts.

A software has been developed in-house for conduct of government transactions in branches and for electronic reporting of the transactions from the dealing branches to focal point branch and from focal point branch to Government Accounts Department. The software has since been launched for implementation in branches across all circles.

Corporate communication in the Bank has a new look with video conference facility being available at 24 centres, thus reducing the need for travel of the executives and, in effect, saving time.

The Bank has full-fledged technology training system with one apex institute at Hyderabad and 25 satellite centres in 14 circles. These centres have trained 79,000 officials so far.

New IT Initiatives

SBI, assisted by KPMG Consulting, has drawn up an IT Plan for the next 5 years, which, inter alia, envisages a) migration from distributed to centralised computing, b) implementation of an integrated Core Banking System with capability for on-line, real-time transaction processing, c) multiple delivery channels, such as ATM, and Internet Banking, d) Automated Treasury and Risk Management systems integrated into the Core Banking System, e) Data Warehousing, data mining and work-flow capabilities and f) integration into an Inter-bank payment gateway.

Implementation of the plan is in progress with rolling out of Internet Banking facility for both retail and corporate customers and networked ATMs, for customers at branches across the country. Under the plan, to roll-out a Wide Area Network (WAN) connecting 1500 branches in 49 cities across the country the Bank has selected Datacraft. The WAN would enable implemention of the Centralised Core Banking solution, selected by the Bank, to be procured from FNS, Australia. The implementation of the Core Banking solution has been entrusted to Tata Consultancy Services. Bank has also selected Reuters-Unisys's solution for Treasury Operations and Oracle Financial for Asset Liability Management. Roll-out of these solutions is under-way.

The technology initiatives would result in a) improved productivity, b) greatly reduced time-to-management in MIS, c) better risk management, d) efficient tracking of NPAs, e) better regulatory compliance, f) swifter

प्रबंधन बेहतर होगा, घ) अलाभकारी आस्तियों पर दक्षतापूर्वक नजर रखी जा सकेगी, ङ) नियमों का बेहतर अनुपालन होगा और च) बाजार परिवर्तनों और ग्राहक आवश्यकताओं के प्रति प्रतिक्रिया में तेजी आएगी, छ) लेनदेन लागत में कमी आएगी. इस प्रयास से बैंक और अधिक ग्राहक केन्द्रस्थ हो जाएगा और ग्राहक सेवा की दक्षता बढ़ाने के साथ-साथ क) कहीं भी, कभी भी और सर्व माध्यम बैंकिंग, ख) विभिन्न माध्यमों पर एकल दृष्टिकोण (सिंगल व्यू), ग) ग्राहक संबंध प्रबंधन और घ) लचीले एवं तेज उत्पाद निर्धारण स्वरूप एवं वितरण जैसी सेवाएं उपलब्ध कराने की क्षमता हासिल हो जाएगी.

आंतरिक नियंत्रण प्रणालियां और उनकी उपयुक्तता

जोखिम एवं चिन्ताएं

जोखिम प्रबंधन

बैंक की जोखिम प्रबंधन नीतियां इस कथन पर आधारित हैं कि जोखिमों का प्रबंधन जोखिमों को विभिन्न प्रकारों में बांटकर किया जा सकता है और जोखिमों को समझने की अत्यधिक क्षमतावाली इकाइयों द्वारा उन्हें अच्छी तरह से समझा जा सकता है.

जोखिम प्रबंधन की प्रमुख जिम्मेदारी बैंक के केंद्रीय बोर्ड की है, जो जोखिम प्रबंधन नीतियां और जोखिम प्रबंधन की संरचना अनुमोदित करता है. देशीय ऋणों से संबंधित ऋण जोखिमों का प्रबंधन करना ऋण नीति एवं कार्यविधि समिति/मुख्य ऋण अधिकारी की जिम्मेदारी है. बाजार जोखिमों का प्रबंधन करना आस्ति एवं देयता प्रबंधन समिति/मुख्य वित्तीय अधिकारी की जिम्मेदारी है. विदेशी मुद्रा जोखिमों एवं अंतर्राष्ट्रीय वित्तीय सम्बद्धता की देखरेख समूह कार्यपालक (अंतर्राष्ट्रीय बैंकिंग) द्वारा की जाती है. उप प्रबंध निदेशक (निरीक्षण एवं प्रबंधन लेखा-परीक्षा) की अध्यक्षता में परिचालन जोखिम प्रबंधन समिति द्वारा संबंधित विभिन्न विषयों पर कार्रवाई की जाती है.

समेकित जोखिम प्रबंधन से संबंधित विषयों की जाँच करने और उन पर कार्रवाई करने के लिए शीर्ष स्तर पर एक समन्वित जोखिम प्रबंधन समिति (आईआरएमसी) गठित की गई है.

ऋण जोखिम प्रबंधन

बैंक के ऋण जोखिम प्रबंधन से संबंधित कार्यकलापों में निम्नलिखित कार्यकलाप शामिल हैं :

- विभिन्न प्रकार के ऋणों की गणना करने/उनका वर्गीकरण करने और ऋण देने की गुणवत्ता की दृष्टि से परिणामों के आकलन के लिए एक समन्वित संरचना विकसित करना,
- वित्तीय संबद्धता के निर्दिष्ट स्तरों/गुणवत्ता संबंधी लक्ष्य प्राप्त करने के लिए कारपोरेट स्तर पर उपयुक्त कार्यनीतियाँ तैयार करना एवं कार्यनीतिक व्यवसाय इकाइयों को दिशा-निर्देश जारी करना,
- ऋण जोखिम प्रबंधन के निर्धारित उद्देश्यों की पूर्ति सुनिश्चित करने हेतु वित्तीय संबद्धताओं की आवधिक समीक्षा करना,
- निर्धारित उद्देश्यों को प्राप्त करने के लिए नियंत्रण/निगरानी प्रणालियां तैयार करना,
- सुदृढ़ संविभाग सुनिश्चित करने एवं रुग्णता से बचाव करने हेतु जोखिम स्वरूप का मूल्यांकन करने के लिए परिष्कृत विश्लेषणात्मक साधनों वाली एक प्रणाली विकसित करना.

अपने ऋण संविभाग पर केंद्रीय स्तर पर ध्यान देकर तथा इसके लिए उपयुक्त निगरानी प्रणाली गठित करके बैंक अपनी ऋण आस्तियों के संविभाग का प्रबंध करता है, ताकि जोखिम गुणवत्ता, भौगोलिकता, उद्योग, उत्पाद, परिपक्वता तथा बड़ी वित्तीय संबद्धताओं के समेकन की दृष्टि से अन्य स्तरों पर ध्यान देने की उतनी आवश्यकता न रहे.

विभिन्न उद्योगों में बैंक की चालू वित्तीय संबद्धताओं की देखरेख के संबंध में मात्रात्मक एवं गुणात्मक उपाय करने तथा अतिरिक्त वित्तीय संबद्धता स्वीकार करने संबंधी दिशा-निर्देश जारी करने के उद्देश्य से महत्वपूर्ण उद्योगों का नियमित रूप से अध्ययन किया जाता है.

सांख्यिकीय ऋण संविभाग प्रबंधन मॉडल विकसित करने के प्रयोजन से एक प्रायोगिक परियोजना शुरू की गई जिसका उद्देश्य हानि का पूर्वानुमान लगाने हेतु आकलन विधि विकसित करने के लिए ऋण- हानि के आंकड़ों के आधार पर बैंक के ऋण संविभाग से संबंधित मापदण्डों की जांच एवं उनकी उपयुक्तता की माप करना है. ऋण जोखिम प्रबंधन पर दिशा-निर्देश विषयक नोट तैयार करने के कार्य में बैंक, भारतीय रिजर्व बैंक के ऋण जोखिम संबंधी कार्यदल का एक सदस्य रहा है.

बाजार जोखिम प्रबंधन

कारपोरेट केंद्र की आस्ति-देयता प्रबंधन समिति (एल्को) बाजार के जोखिमों की पहचान, मापतोल तथा प्रबंधन करने के लिए समुचित प्रणालियों एवं कार्यविधियों के संबंध में निर्णय लेती है. आस्ति-देयता प्रबंधन समिति प्रणाली बोर्ड द्वारा अनुमोदित आस्ति-देयता प्रबंधन नीति

reaction to market changes and customer needs and g) reduction in transaction costs The initiative would make the Bank more customer-centric and provide it the ability to extend services like a) any-where, any-time and any-channel banking, b) single view across channels, c) customer relationship management and d) flexibility and swiftness in product design and delivery apart from improving efficiency in customer service.

Internal Control Systems and their Adequacy

Risks and Concerns

Risk Management

The Bank's risk management policies are based on the premise that the management of risks can be segregated by types, and the risks can be better comprehended by units most capable of understanding them.

The primary responsibility for management of risks vests with the Central Board of the Bank, who approve the risk management policies and structure of risk management. The management of credit risks pertaining to domestic loans is the responsibility of the Credit Policy & Procedures Committee/Chief Credit Officer. Management of market risks is the responsibility of Asset & Liability Management Committee/Chief Financial Officer. The forex risks and international exposure are looked after by the Group Executive (International Banking). An Operational Risk Management Committee, headed by the Deputy Managing Director (I & MA), deals with various related issues.

An Integrated Risk Management Committee (IRMC) has been constituted at the apex level to examine and decide upon the issues pertaining to integrated risk management.

Credit Risk Management

The Bank's credit risk management activities comprise :

- Developing an integrated framework for charting/ categorising various types of loans, and to determine implications in terms of quality of lending,
- Drawing suitable strategies at the corporate level to attain benchmarked levels/ quality of exposure and issuing guidelines to SBUs,
- Periodic review of the exposures for meeting the laid down credit risk management objectives,
- Devising control/monitoring mechanisms to achieve the objectives,
- Evolving a system of refined analytical tools to assess risk profiles, for ensuring healthy portfolio and guarding against sickness.

The Bank manages the portfolio of loan assets to limit concentration in terms of risk quality, geography, industry, product, maturity and large exposure aggregates, by providing a centralized focus to its credit portfolio and instituting a suitable monitoring mechanism therefor.

With a view to evolving quantitative and qualitative measures to be adopted in regard to handling of the Bank's current exposure to various industries, and issuing guidelines for taking up additional exposure, studies of important industries are regularly conducted.

A pilot project to develop a Statistical Credit Portfolio Management model was taken up, with the aim of ascertaining and measuring the parameters relating to the Bank's credit portfolio like the loan loss data for developing algorithms for loss prediction. The Bank was a member of the RBI working group on Credit Risk, in preparing the 'Guidance Note on Credit Risk Management'.

Market Risk Management

The Asset Liability Management Committee (ALCO) at the Corporate Centre takes decisions in regard to appropriate systems and procedures for identification, measurement and management of market risks. The

के अंतर्गत निर्धारित व्यापक मापदंडों के आधार पर विस्तृत परिचालनात्मक नीतिगत निर्णय लेने एवं समीक्षा करने के कार्य में सहायता करती है.

आस्ति देयता प्रबंधन समिति, लाभों में इष्टतम वृद्धि करने की दृष्टि से आस्तियों एवं देयताओं की संरचना तथा ब्याज दर की संवेदनशीलता का सक्रियतापूर्वक प्रबंधन एवं नियंत्रण करती है. यह पूंजी पर्याप्तता तथा समुचित तरलता भी सुनिश्चित करती है. बाजार जोखिम हमें किस सीमा तक प्रभावित करेगा इसका अनुमान विभिन्न तकनीकों के उपयोग, जैसे परिपक्वता अंतर, अवधिगत विश्लेषण, अनुकरण तथा परिवर्तनशील ब्याज दरों एवं अन्य बाजार गत उतार-चढ़ावों के अंतर्गत आस्तियों व देयताओं के व्यवहारगत स्वरूपों के विश्लेषणात्मक माडलों द्वारा किया जाता है.

वर्ष के दौरान, प्रबंधन सूचना प्रणाली को परिष्कृत किए जाने के फलस्वरूप जोखिम विश्लेषण के लिए आंकड़ों के संग्रहण में लगने वाले समय में कमी आई.

परिचालन जोखिम प्रबंधन

परिचालन जोखिमों के लिए पूंजी प्रभार निर्धारित करने के बेसल समिति के प्रस्ताव के परिप्रेक्ष्य में परिचालन जोखिमों के प्रबंधन पर विशेष रूप से ध्यान दिया जा रहा है. परिचालन जोखिमों के विभिन्न पहलुओं पर कार्रवाई कारपोरेट कार्यालय में विभिन्न समूह प्रमुखों द्वारा की जाती है.

परिचालन जोखिम प्रबंधन समिति गठित की गई है. इसके कार्य निम्नवत हैं:

- बैंक के विभिन्न कार्यकलापों से संबंधित परिचालन जोखिमों की पहचान, माप, नियंत्रण तथा इनमें कमी करना.
- बैंक में आंतरिक नियंत्रण प्रणालियों की निगरानी एवं समीक्षा करना तथा इनमें जहाँ कहीं आवश्यक हो, परिवर्धन/संशोधन करने पर विचार करना.
- परिचालन जोखिमों की मात्रा का पता लगाने तथा उसकी निगरानी के लिए प्रबंधन सूचना प्रणालियां विकसित करना.
- संपूर्ण बैंक स्तर पर परिचालन जोखिमों की मात्रा का पता लगाने के लिए व्यावसायिक गतिविधियों के समेकन के आधार पर लक्ष्य निर्धारित करना तथा इन लक्ष्यों की नियमित समीक्षा के लिए प्रणाली तैयार करना.
- परिचालन जोखिमों के लिए विवेकपूर्ण सीमाएं तथा उनके लिए निगरानी प्रणाली स्थापित करना.
- परिचालन जोखिमों के प्रबंधन के लिए माडल विकसित करना.

देशगत जोखिम तथा बैंक की वित्तीय सम्बद्धता

वर्ष के दौरान अमरीका, जापान जैसे बड़ी अर्थव्यवस्था वाले देशों एवं यूरो मुद्रा अपनाने वाले देशों में आर्थिक मंदी छाई रही तथा रूस, दक्षिण कोरिया और चेक गणराज्य जैसे देशों में आर्थिक सुधार हुआ, जिससे व्यवसाय के नये अवसर सामने आए. बैंक इन बाजारों में समुचित व्यवसाय हासिल कर पाने में सफल रहा. बैंक का जोखिम-प्रबंधन, ख्यातिप्राप्त अंतरराष्ट्रीय एजेंसियों, अंतरराष्ट्रीय मीडिया रिपोर्टों एवं बैंक के विदेश स्थित कार्यालयों द्वारा किए गए मूल्यांकन पर आधारित रहा. बैंक के साखपत्रों, बैंक गारंटियों, विदेशी विनिमय तथा मुद्रा बाजार कार्यकलापों हेतु प्रतिरूपी बैंक ऋण-सीमाओं में पर्याप्त वृद्धि हुई है. व्युत्पन्न एवं निवेशों हेतु प्रतिरूपी ऋण सीमाएं भी प्रवर्तित की गई. बैंक की अंतरराष्ट्रीय वित्तीय संबद्धता की सुरक्षा सुनिश्चित करने के लिए विश्वभर के 187 देशों में स्थित 700 बैंकों के लिए विभिन्न प्रकार की विवेकसम्मत वित्तीय सम्बद्धता सीमाएं निर्धारित की गई.

आंतरिक नियंत्रण

बैंक की अपनी सुस्थापित नियंत्रण प्रणाली है. शाखाओं के परिचालनों का नियंत्रण क्षेत्रीय कार्यालयों द्वारा किया जाता है जो आंचलिक कार्यालयों द्वारा नियंत्रित होते हैं. आंचलिक कार्यालय के परिचालनों का नियंत्रण स्थानीय प्रधान कार्यालय स्तर पर महाप्रबंधक और मुख्य महाप्रबंधक करते हैं. स्थानीय प्रधान कार्यालय कारपोरेट केंद्र के नियंत्रण में आते हैं. इसके अतिरिक्त, विभिन्न कार्यकलापों पर नियंत्रण रखने के लिए बैंक की अपनी निरीक्षण एवं लेखा-परीक्षा तथा प्रबंधन लेखा-परीक्षा की व्यापक प्रणाली है.

निरीक्षण एवं लेखा-परीक्षा

निरीक्षण एवं लेखा-परीक्षा प्रणाली के क्षेत्र में बैंक, निरीक्षण एवं लेखा परीक्षा, ऋण लेखा-परीक्षा और प्रबंधन लेखा-परीक्षा विभाग के साथ, कारपोरेट अभिशासन के सर्वश्रेष्ठ मानकों का अनुपालन करता है. उपर्युक्त में से प्रथम दो के कार्य की संवीक्षा बैंक के बोर्ड की लेखा-परीक्षा समिति करती है.

जोखिम आधारित लेखा-परीक्षा के अंतर्गत बैंकिंग पर्यवेक्षण के संबंध में, बेसल समिति की संस्तुतियाँ लागू करने की दिशा में उठाए गए पहले कदम

ALCO mechanism provides for detailed operational decisions and review within the broad parameters laid down by the Board-approved ALM policy.

The ALCO actively manages and controls the structure of assets and liabilities and interest rate sensitivity with a view to optimising profits. It also ensures capital adequacy and sufficient liquidity. The exposure to market risk is measured through use of techniques such as maturity gaps, duration analysis, simulation and analytical models for behavioral patterns of assets and liabilities under varying interest rates and other market dynamics.

During the year, through fine-tuning of MIS, the time lag in data collection for risk analysis was reduced.

Operational Risks Management

Management of operational risks has been receiving focus and attention in the light of the Basel Committee proposal to prescribe a capital charge for operational risks. The various aspects of operational risks are looked into by various group heads in the corporate office.

An Operational Risk Management Committee (ORMC) has been constituted. Its functions are:

◇ Identification, measurement, control and mitigation of operational risks relating to various types of activities of the Bank.

◇ Overseeing and review of internal control systems in the Bank and considering additions/ modifications therein, as may be necessary.

◇ Developing management information systems for quantifying and monitoring operational risks.

◇ Evolving benchmarks, based on business activity aggregations, for the purpose of quantifying operational risks on a Bank-wide basis and setting up a mechanism for regular review of the benchmarks.

◇ Setting prudent limits for operational risks and monitoring system therefor.

◇ Developing models for management of operational risks.

Country Risk and Bank Exposure

The year was marked by economic slowdown in many large economies like USA, Japan and the Eurozone, and economic recoveries in Russia, South Korea and Czech Republic, which opened up new business opportunities. The Bank has been able to book good business in these markets. The Bank's risk management was based on reports and databases of renowned international agencies, international media reports and assessment made by the Bank's foreign offices. The Bank substantially increased counterparty bank limits for letters of credit, bank guarantees, forex and money market activities. Counterparty limits for derivatives and investments were also set up. Different types of prudential exposure limits were set up for 700 banks worldwide covering 187 countries to ensure the safety of the Bank's international exposure.

Internal Control

The Bank has built-in internal control systems. The operations of the branches are controlled by the Regional Offices, which, in turn, are controlled by the Zonal Offices. The operations of the Zonal Offices are controlled by the General Managers and Chief General Managers at the Local Head Office level. Local Head Offices come under the control of the Corporate Centre. Besides, the Bank has an elaborate system of Inspection and Audit, and Management Audit covering various functions.

Inspection and Audit

The Bank's system adheres to the best standards of corporate governance, through the Inspection and Audit, Credit Audit and Management Audit Departments. The functions of the first two come under the scrutiny of the Audit Committee of the Bank's Board.

As a first step in the direction of implementing the Basel Committee recommendation on banking

के रूप में बैंक ने जोखिम आधार तैयार करने और बड़ी एवं अत्यधिक बड़ी शाखाओं हेतु स्वॉट विश्लेषण करने सहित सहायक सूचना प्रणालियाँ शुरू की हैं.

वर्ष के दौरान, 4122 देशीय कार्यालयों, विदेश स्थित 13 कार्यालयों, कारपोरेट बैंकिंग समूह की कार्यनीतिक व्यवसाय इकाई कारपोरेट लेखा समूह (कोलकाता) की एक इकाई तथा दो अनुषंगियों (एसबीआई गिल्ट्स एवं एसबीआई फैक्टर्स) की समीक्षा निरीक्षण एवं लेखा-परीक्षा प्रणाली के माध्यम से की गई.

प्रबंधन लेखा-परीक्षा, बैंक की संरचना, कार्यनीतियों, प्रबंधन एवं कार्य निष्पादन की प्रभावशीलता की जांच करती है. वर्ष के दौरान, दो सहयोगी बैंकों (एसबीपी/एसबीएच), कारपोरेट लेखा समूह केंद्रीय, मुंबई, वाणिज्यिक नेटवर्क एवं आंचलिक कार्यालय, लखनऊ की लेखा-परीक्षा की गई.

ऋण लेखा-परीक्षा

ऋण लेखा-परीक्षा प्रणाली के शुरू होने से बैंक के अनुदेशों के अनुपालन के प्रति जागरूकता बढ़ी है तथा ऋण-मूल्यांकन की प्रक्रिया में सुधार हुआ है जिसके परिणामस्वरूप ऋण आस्तियों की गुणवत्ता में सुधार हुआ. वर्ष के दौरान, 2282 वाणिज्यिक अग्रिम खातों की ऋण लेखा-परीक्षा की गई. वर्ष 1996-97 में शुरू किए जाने से लेकर अब तक ऋण लेखा-परीक्षा के तीन चक्र पूरे किए जा चुके हैं तथा चौथा चक्र जारी है.

आंतरिक लेखा-परीक्षा संबंधी नया दृष्टिकोण

नियामक प्राधिकरणों द्वारा जोखिम प्रबंधन पर गहन ध्यान केंद्रित किए जाने, जोखिम-प्रवण बैंक पूंजी के प्रति बेसल समिति के दृष्टिकोण तथा जोखिम आधारित बैंक पर्यवेक्षण की दृष्टि से, बैंक ने आंतरिक नियंत्रण प्रणाली को और अधिक सुदृढ़ बनाने की आवश्यकता अनुभव की. तदनुसार बैंक की वर्तमान निरीक्षण एवं लेखा-परीक्षा प्रणाली की प्रभावशीलता की समीक्षा करने हेतु एक समिति गठित की गई. समिति के अध्ययन क्षेत्र इस प्रकार थे : (क) संगठनात्मक संरचना एवं भूमिकाओं की उपयुक्तता, (ख) जोखिम आधारित लेखा-परीक्षा प्रणाली, (ग) लेखा-परीक्षा का संचालन एवं रिपोर्ट का निपटान, (घ) मानव संसाधन संबंधी आवश्यकताएं तथा (ङ) लेखा-परीक्षा के कार्य को मितव्ययी बनाना. जिन क्षेत्रों में परिवर्तन आवश्यक हैं उनकी पहचान करके समिति ने देशीय एवं विदेशी कार्यालयों की लेखा-परीक्षा करने की प्रणाली की दृष्टि से कई आशोधन प्रस्तावित किए, जिनका उद्देश्य उनके परिचालनों से जुड़े जोखिमों को कम करना था. समिति द्वारा प्रस्तावित विभिन्न संस्तुतियों की जांच की जा रही है.

सतर्कता

बैंक का सतर्कता विभाग सतर्कता संबंधी तीन प्रमुख पहलुओं अर्थात् निवारण, अन्वेषण एवं दंडात्मक पक्षों की देखरेख करता है.

निवारक सतर्कता के क्षेत्र में, उन सभी शाखाओं में निवारक सतर्कता समिति स्थापित की गई है जिसके स्टाफ-सदस्यों की संख्या 20 से अधिक है. बैंक के प्रशिक्षण केंद्रों में नियमित रूप से निवारक सतर्कता पर प्रशिक्षण कार्यक्रम आयोजित किए जाते हैं. वर्ष के दौरान, बैंक ने निवारक सतर्कता पर 65 प्रशिक्षण कार्यक्रम आयोजित किए जिनमें 1561 सहभागी शामिल हुए तथा इनमें प्रणालियों एवं कार्यविधियों के सावधानीपूर्वक अनुपालन पर बल दिया गया. अन्वेषण अधिकारियों, जांचकर्ता अधिकारियों एवं प्रस्तुतकर्ता अधिकारियों के लिए भी प्रशिक्षण कार्यक्रम आयोजित किए गए.

वर्ष के दौरान, सतर्कता मामलों की समीक्षा करने, उनका शीघ्रतापूर्वक निपटान करने एवं मंडलों और कारपोरेट केंद्र के बीच सूचनाओं के आदान-प्रदान हेतु वरिष्ठ सतर्कता अधिकारियों के लिए कारपोरेट केंद्र में एक सम्मेलन आयोजित किया गया. सभी स्थानीय प्रधान कार्यालयों में शाखा प्रबंधकों के लिए सतर्कता-जागरूकता पर एक कार्यशाला आयोजित की गई जिसमें 400 शाखा प्रबंधकों ने भाग लिया.

वर्ष के दौरान सतर्कता न्यूजलेटर का प्रकाशन आरंभ किया गया जिसमें सामान्य रूप से सतर्कता और विशेष रूप से निवारक सतर्कता के मामलों को शामिल किया जाता है.

मानव संसाधन प्रबंधन के क्षेत्र में इस वर्ष की प्रमुख घटनाएं निम्नवत रहीं: क) वर्तमान स्टाफ की दक्षता बढ़ाने और उनके पुनर्नियोजन संबंधी आवश्यकता की पूर्ति करने हेतु राष्ट्रीय बैंक प्रबंधन संस्थान की सहायता से बैंक के लिए एक कर्मचारी संख्या नियोजन योजना तैयार करना, ख) बैंकिंग सेवा भर्ती बोर्डों एवं बैंक के केंद्रीय भर्ती बोर्ड को बंद कर देने के फलस्वरूप एक स्वतंत्र भर्ती विभाग का गठन करना, ग) बैंक के प्रशिक्षण संस्थानों का देश के ख्यातिप्राप्त प्रशिक्षण एवं प्रबंधन संस्थानों के साथ सहयोग स्थापित करना, घ) सलाहकार

supervision pertaining to risk focussed audit, the Bank has introduced supplementary reporting systems including preparation of risk matrices and SWOT analyses for large and extra large branches.

During the year, the operations of 4,122 domestic offices, 13 foreign offices, one unit of CAG (Kolkata) SBU of the Corporate Banking Group and two subsidiaries (SBI Gilts and SBI Factors) were reviewed through the process of inspection and audit.

Management Audit examines the effectiveness of structure, strategies, management, and performance of the Bank. During the year, the activities of two associate banks (SBP/SBH), CAG Central, Mumbai, Commercial Network and Zonal Office, Lucknow were audited.

Credit Audit

Introduction of the credit audit system has enhanced the awareness regarding compliance with the Bank's instructions and improved credit appraisal, leading to improvement in the quality of loan assets. During the year, 2,282 commercial advances accounts were covered by Credit Audit. Since its introduction in 1996-97, three rounds of credit audit were completed, and the fourth round was in progress.

New Approach to Internal Audit

The Bank felt the need for further strengthening of the internal control system in view of the sharp focus of regulatory authorities on risk management, Basel Committee's approach to risk-intensive bank capital and risk-based bank supervision. Accordingly, a committee was set up to review the efficacy of the present inspection and audit system in the Bank. The terms of reference of the Committee were to study: a) adequacy of the organizational structure and roles, b) risk-based audit system, c) conduct of audit and report processing, d) human resources requirement and e) cost effectiveness of audit. The Committee, after identifying the areas where changes are necessary, recommended several modifications as to the manner in which audit of domestic and foreign offices is to be conducted, the objective being to minimize the risks associated with their operations. The various recommendations made by the Committee are under examination.

Vigilance

Vigilance Department of the Bank oversees three primary aspects of vigilance: preventive, detective and punitive.

In the area of preventive vigilance, preventive vigilance committees have been set up at all branches, where the staff strength exceeds 20. Training programmes on preventive vigilance are regularly conducted at the Bank's training centres. During the year, the Bank organized 65 training programmes on preventive vigilance, covering 1,561 participants, emphasizing meticulous compliance with systems and procedures. Training programmes were also organized for investigating officers, inquiry officers and presenting officers.

During the year, a conference of senior vigilance officers was organized in the corporate centre to review vigilance cases, speed up their disposal and share information between the circles and corporate centre. A workshop on vigilance awareness for branch managers was conducted at all local head offices and 400 branch managers attended the workshop.

A vigilance newsletter, covering vigilance matters in general and focusing on preventive vigilance in particular, was brought out during the year.

Developments in Human Resources Management (HRM)

In the HRM area, the major events during the year were: a) framing a manpower plan for the Bank with the assistance of the National Institute of Bank Management to meet the requirement to re-skill and re-deploy the existing staff, b) constitution of an independent recruitment department, as the Banking Service Recruitment Boards and the Central Recruitment Board of the Bank were abolished, c) collaboration of the bank's training establishment

परिषद की स्थापना करना जिसमें बैंक के वरिष्ठ मानव संसाधन विशेषज्ञ और भारतीय प्रबंधन संस्थान एवं अन्य संगठनों के विशेषज्ञ शामिल हैं.

वर्ष के दौरान, बैंक में शीर्ष स्तर पर 'सर्वश्रेष्ठ प्रशिक्षक तथा कंप्यूटर प्रशिक्षण' संबंधी आवश्यकताओं की पूर्ति करने वाले 'सर्वश्रेष्ठ सैटेलाइट केंद्र' के लिए सम्मान एवं पुरस्कार योजना शुरू की गई.

औद्योगिक संबंध

औद्योगिक संबंध के क्षेत्र में, बैंक परस्पर सहयोग की संस्कृति विकसित करने और संयुक्त परामर्श/समझौते के माध्यम से समस्याओं के निराकरण को वरीयता देता है. इन उद्देश्यों को प्राप्त करने के लिए बैंक में प्रशासन के विभिन्न स्तरों पर एक सुस्थापित एवं सतत सक्रिय परामर्शी तंत्र कार्यरत है. वर्ष के दौरान औद्योगिक संबंध शांतिपूर्ण एवं सौहार्दपूर्ण बने रहे.

संगठनात्मक परिवर्तन

वर्ष के दौरान, बैंक ने अपनी वर्तमान संरचना को अपनी व्यावसायिक कार्यनीतियों के अनुरूप बनाने की दृष्टि से समीक्षात्मक पुनर्विलोकन किया. बैंक के प्रौद्योगिकी, उत्पाद विकास एवं विपणन अभियानों को गति प्रदान करने के लिए कई नए पदों का सृजन किया गया. अतिरिक्त स्टाफ को शाखाओं में पुनर्नियोजित करने की दृष्टि से प्रशासनिक कार्यालयों में कार्यरत कर्मचारी संख्या को औचित्यपूर्ण बनाने हेतु कार्य की आवश्यकता के अनुरूप कर्मचारी संख्या को निर्धारित करने का कार्य जारी रखा गया.

अनुसूचित जातियों और अनुसूचित जनजातियों का प्रतिनिधित्व

मार्च 2002 के अंत तक, बैंक की कुल स्टाफ संख्या में अनुसूचित जातियों की संख्या 37,628 (17.9 प्रतिशत) तथा अनुसूचित जनजातियों की संख्या 11,349 (5.4 प्रतिशत) थी.

अनुसूचित जाति/अनुसूचित जनजाति के कर्मचारियों की शिकायतों का कारगर ढंग से निवारण करने की दृष्टि से, बैंक के सभी प्रशासनिक कार्यालयों में संपर्क अधिकारियों की नियुक्ति की गई है. कारपोरेट केंद्र और स्थानीय प्रधान कार्यालयों में बैंक के वरिष्ठ अधिकारी अनुसूचित जाति/अनुसूचित जनजाति कल्याण महासंघ के पदाधिकारियों के साथ समय-समय पर नियमित बैठकें आयोजित करते हैं. अनुसूचित जाति/अनुसूचित जनजाति कक्षों के पदाधिकारियों, संपर्क अधिकारियों और अनुसूचित जाति/अनुसूचित जनजाति कल्याण संघों के लाभ हेतु आरक्षण नीति पर कार्यशालाएं भी आयोजित की जाती हैं. इसके अलावा, अनुसूचित जाति/अनुसूचित जनजाति के उम्मीदवारों को भरती, पदोन्नति और विदेश नियुक्ति में अन्य उम्मीदवारों के साथ कारगर ढंग से प्रतिस्पर्धा में सुविधा पहुँचाने की दृष्टि से बैंक उनके लिए भरती-पूर्व और पदोन्नति-पूर्व प्रशिक्षण कार्यक्रम भी आयोजित करता है.

स्टाफ संख्या

31.3.2002 को बैंक में कुल 2,09,462 कर्मचारी कार्यरत थे. इनमें से 25.5 प्रतिशत अधिकारी, 48.9 प्रतिशत लिपिकीय संवर्ग के तथा शेष 25.6 प्रतिशत अधीनस्थ स्टाफ थे.

राजभाषा

बैंक में राजभाषा नीति से संबंधित सांविधिक अपेक्षाओं की पूर्ति की गई. विभिन्न स्तरों के अधिकारियों/कर्मचारियों के लिए कई प्रशिक्षण कार्यक्रम/कार्यशालाएं/संगोष्ठियाँ/प्रतियोगिताएं आयोजित की गईं. वर्ष के दौरान, मुख्य (कोर) बैंकिंग साफ्टवेयर के द्विभाषीकरण की प्रक्रिया शुरू की गयी. संसदीय राजभाषा समिति ने कुछ शाखाओं का दौरा किया और बैंक में हिंदी के प्रगामी प्रयोग की प्रगति पर संतोष व्यक्त किया. स्टाफ-सदस्यों में राजभाषा प्रयोग के प्रति अभिरुचि विकसित करने हेतु अनेक प्रयास किए गए.

क्षेत्रीय ग्रामीण बैंक

बैंक ने 16 राज्यों के 85 जिलों में 30 क्षेत्रीय ग्रामीण बैंक प्रायोजित किए हैं जिनमें 2,342 शाखाओं का नेटवर्क शामिल है. प्रायोजित क्षेत्रीय ग्रामीण बैंकों की कुल जमाराशियाँ एवं अग्रिम क्रमशः 6,042.89 करोड़ रुपये तथा 2,559.32 करोड़ रुपये रहे. 31 मार्च 2001 को समाप्त वर्ष के दौरान, बैंक द्वारा प्रायोजित 24 क्षेत्रीय ग्रामीण बैंकों ने लाभ अर्जित किया जबकि 31 मार्च 2000 को समाप्त वर्ष में 26 क्षेत्रीय ग्रामीण बैंकों ने लाभ अर्जित किया था. वित्तीय पुनर्गठन हेतु अपनाए गए 29 क्षेत्रीय ग्रामीण बैंकों के पुनर्पूंजीकरण के लिए बैंक ने मार्च 2002 तक 134.97 करोड़ रुपये प्रदान किए.

with reputed training and management institutes in the country, d) setting up Advisory Council consisting of senior HR practitioners from the Banks and the experts form Indian Institute of Management and other organizations.

During the year, a 'Scheme for Recognition and Reward for Best Trainer' at apex level and the 'Best Satellite Centre', – Satellite Centers cater to the need for training in computers, was introduced in the Bank.

Industrial Relations

In the area of industrial relations, the Bank aims at development of a collaborative culture and resolving issues through joint consultations/negotiations. A well-established and on-going consultative machinery is functioning at various tiers of the administration in the Bank for achieving these objectives. The industrial relations during the year remained peaceful and cordial.

Organizational Change

During the year, the Bank took a critical review of the existing structure with a view to aligning it with the business strategies. Several new positions were created to give impetus to technology, product development and marketing initiatives of the Bank. The right sizing exercise for rationalising the manpower at administrative offices was continued with a view to redeploying the surplus staff at branches.

Representation of Scheduled Castes (SC) and Scheduled Tribes (ST)

As at end-March 2002, of the Bank's total staff strength, 37,628 (17.9%) belonged to SC and 11,349 (5.4%) belonged to ST categories.

In order to effectively redress the grievances of the SC/ST employees, Liaison Officers have been designated at all administrative offices of the Bank. Senior Officials hold regular meetings at periodical intervals with the representatives of the SC/ST Welfare Federation and SC/ST Welfare Association at the Corporate Centre and LHOs. Workshops on reservation policy are also conducted for the benefit of the officials at SC/ST Cells, Liaison Officers and representatives of SC/ST Welfare Associations. In addition, the Bank conducts pre-recruitment and pre-promotion training programmes to enable the SC/ST candidates to effectively compete with other candidates in recruitment, promotion and foreign postings.

Staff Strength

The Bank had total staff strength of 2,09,462 on 31.3.2002. Of this, 25.5% were officers, 48.9% belonged to the clerical category, and the remaining 25.6% were sub-staff.

Official Language

The Bank complied with the statutory requirements relating to the official language policy. Several training programmes/workshops/seminars/ competitions were conducted for officials at various levels. During the year, bilingualization of core banking software, 'Bankmaster' has started. Parliamentary Committee on Official Language visited some branches and expressed satisfaction in the progress of use of official language in the Bank. Several efforts were made to popularize use of official language among the members of the staff.

Regional Rural Banks (RRBs)

The Bank has sponsored 30 RRBs spread over 85 districts in 16 States with a network of 2,342 branches. The aggregate deposits and advances of the sponsored RRBs stood at Rs.6,042.89 crore and Rs.2,559.32 crore respectively. During the year ended 31st March 2001, 24 of the Bank's RRBs made profit, as against 26 in the year ended 31st March 2000. The Bank has, up to March 2002, contributed Rs.134.97 crore for re-capitalization of the 29 RRBs taken up for financial restructuring.

बैंक कारपोरेट अभिशासन की सर्वश्रेष्ठ प्रथा के लिए प्रतिबद्ध है. बैंक को विश्वास है कि उपयुक्त कारपोरेट अभिशासन प्रबंधन को प्रभावी और व्यवसाय-नियंत्रण को सुगम बनाता है. इसके फलस्वरूप बैंक अपने सभी हितधारकों को इष्टतम परिणाम देने में समर्थ होता है. संक्षेप में, इसके उद्देश्य निम्नवत हैं :

- शेयरधारकों की पूँजी में वृद्धि करना.
- ग्राहकों, कर्मचारियों तथा व्यापक स्तर पर समाज के साथ-साथ शेयरधारकों तथा अन्य हितधारकों के हितों की रक्षा करना.
- संप्रेषण में पारदर्शिता और ईमानदारी सुनिश्चित करना तथा सभी संबंधित पक्षों को समग्र, सही और स्पष्ट सूचना उपलब्ध कराना.
- निष्पादन के लिए उत्तरदायित्व सुनिश्चित करना तथा सभी स्तरों पर उत्कृष्टता प्राप्त करना.
- उच्चतम गुणवत्तापूर्ण ऐसा कारपोरेट नेतृत्व प्रदान करना जो दूसरों के लिए अनुकरणीय हो.

बैंक निम्नलिखित बातों के प्रति प्रतिबद्ध है:

- यह सुनिश्चित करना कि बैंक का निदेशक बोर्ड नियमित बैठकें करे, प्रभावी नेतृत्व प्रदान करे, प्रबंधन पर नियंत्रण रखे तथा कार्यपालकों के निष्पादन की निगरानी करे.
- कार्यनीतिक नियंत्रण की रूपरेखा तय करना तथा इसकी प्रभावोत्पादकता की निरंतर समीक्षा करना.
- नीतिगत विकास, कार्यान्वयन एवं समीक्षा, निर्णयन, निगरानी, नियंत्रण और रिपोर्टिंग के लिए सुस्पष्ट रूप से लिखित एवं पारदर्शी प्रबंधन प्रक्रिया स्थापित करना.
- बोर्ड को यथावश्यक सभी प्रासंगिक सूचनाएं, सलाह और संसाधन उपलब्ध कराना ताकि वह अपनी भूमिका का निर्वाह प्रभावी ढंग से कर सके.
- यह सुनिश्चित करना कि अध्यक्ष, कार्यपालक प्रबंधन वर्ग के सभी पक्षों के प्रति उत्तरदायी है तथा बैंक के निष्पादन और बोर्ड द्वारा निर्धारित नीतियों के कार्यान्वयन के लिए जवाबदार हैं. अध्यक्ष की भूमिका का निर्वाह भारतीय स्टेट बैंक अधिनियम, 1955 तथा इसमें किए गए समस्त संशोधनों के अनुसरण में ही किया जाता है.
- यह सुनिश्चित करना कि बोर्ड द्वारा निर्धारित सभी प्रयोज्य संविधियों, विनियमों एवं अन्य कार्यविधियों, नीतियों का अनुपालन सुनिश्चित करने के लिए एक वरिष्ठ कार्यपालक को बोर्ड के प्रति उत्तरदायी बनाया जाए.

निदेशक बोर्ड

भारतीय स्टेट बैंक का गठन, 1955 में संसद द्वारा भारतीय स्टेट बैंक अधिनियम, 1955 पारित करके किया गया. अधिनियम के अनुसार केंद्रीय निदेशक बोर्ड का गठन किया गया था और बोर्ड इस अधिनियम के उपबंधों का अनुपालन करता है.

बोर्ड की अध्यक्षता बैंक के अध्यक्ष करते हैं. दो प्रबंध निदेशक भी बोर्ड के सदस्य हैं. अधिनियम की धारा 19 (विभिन्न खंडों) के अंतर्गत 31 मार्च 2002 तक 10 अन्य निदेशक (गैर-कार्यपालक) बोर्ड में सम्मिलित थे, जो निम्नवत हैं -

एक निदेशक - धारा 19 (खख) के अंतर्गत पदेन, चार निदेशक - धारा 19 (ग) के अंतर्गत निर्वाचित, एक निदेशक - केंद्र सरकार द्वारा - धारा 19 (गख) के अंतर्गत नियुक्त, एक निदेशक धारा 19 (गक) के अंतर्गत नामित, एक निदेशक - धारा 19 (घ) के अंतर्गत नामित, एक निदेशक - केंद्र सरकार द्वारा धारा 19 (ङ) के अंतर्गत नामित तथा एक निदेशक - भारतीय रिज़र्व बैंक द्वारा अधिनियम की धारा 19(च) के अंतर्गत नामित.

निदेशक बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति तथा अन्य निदेशक बोर्डों/बोर्ड समितियों, जिनके वे सदस्य या अध्यक्ष हैं, तथा गैर-कार्यपालक निदेशों का संक्षिप्त विवरण अनुलग्नक (I, II एवं III) में दिया गया है.

निदेशकों को केंद्रीय बोर्ड की बैठक में शामिल होने के लिए प्रति बैठक एक हजार रुपये तथा बोर्ड की लेखा-परीक्षा, केंद्रीय बोर्ड की कार्यकारिणी समिति, आस्ति-देयता प्रबंधन समिति तथा शेयरधारक/निवेशक शिकायत निवारण समिति की बैठक में सहभाग करने के लिए प्रति बैठक 500 रुपये का शुल्क दिया जाता है.

बैंक के अध्यक्ष, प्रबंध निदेशकों तथा भारतीय रिजर्व बैंक और केंद्र सरकार द्वारा नामित निदेशकों को बैठक शुल्क का भुगतान नहीं किया जाता है.

Corporate Governance

The Bank is committed to follow the best practices in the area of corporate governance. The Bank believes that proper corporate governance facilitates effective management and control of business. This, in turn, enables the Bank to deliver optimum results to all its stakeholders. The objectives can be summarized as:

- To enhance shareholder value.
- To protect interests of shareholders and other stakeholders including customers, employees and society at large.
- To ensure transparency and integrity in communication and to make available full, accurate and clear information to all concerned.
- To ensure accountability for performance and to achieve excellence at all levels.
- To provide corporate leadership of highest standard for others to emulate.

The Bank is committed to:

- Ensure that the Bank's Board of Directors meets regularly, provides effective leadership, exercises control over management and monitors executive performance.
- Establish a framework of strategic control and continuously review its efficacy.
- Establish clearly documented and transparent management processes for policy development, implementation and review, decision-making, monitoring, control and reporting.
- Provide free access to the Board to all relevant information, advice, resources as are necessary to enable it to carry out its role effectively.
- Ensure that the Chairman has responsibility for all aspects of executive management and is accountable to the Board for the ultimate performance of the Bank and implementation of the policies laid down by the Board. The role of the Chairman is also guided by the SBI Act, 1955 with all amendments.
- Ensure that a senior executive is made responsible to the Board to ensure compliance with all applicable statutes, regulations and other procedures & policies as laid down by the Board and report deviation, if any, to the Board.

Board of Directors

The State Bank of India was formed in 1955 by an Act of the Parliament, i.e., The State Bank of India Act, 1955. A Central Board of Directors was constituted according to the Act, and the Board complies with the provisions of the Act.

The Board is headed by the Chairman of the Bank. Two Managing Directors are also members of the Board. As on March 31, 2002, there were 10 other Directors (non-executive), as members of the Board, under Section 19 (various clauses) of the Act, as listed below.

One Director, Ex-officio under Section 19 (bb); four Directors, elected under Section 19 (c); one Director appointed by the Central Government under Section 19 (cb); one Director nominated under Section 19 (ca); one Director nominated under Section 19 (d); one Director nominated by the Central Government under Section 19 (e); and one Director nominated by the RBI under Section 19 (f) of the Act.

Details of attendance of each Director at the Board of Directors meetings and number of other Boards of Directors/Board Committees he/she is a member or chairperson of, and brief resumes of the non-executive Directors are presented in Annexure (I, II & III).

The Directors are given a sitting fee of Rs.1,000/- per meeting for attending Central Board meetings and Rs.500/- per meeting for attending Audit Committee of the Board, Executive Committee of the Central Board, Asset-Liability Management Committee and Shareholders'/Investors' Grievance Committee meetings.

वर्ष 2001-02 में अध्यक्ष एवं प्रबंध निदेशकों को अदा किया गया वेतन और भत्ता

वित्तीय वर्ष 2001-02 में, श्री जानकी बल्लभ, अध्यक्ष और श्री वाई. राधाकृष्णन, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग) के अपने पदों पर बने रहे. श्री वेपा कामेसम, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) जून 2001 में सेवानिवृत्त हो गए और श्री एस. गोविंदराजन 5 नवंबर 2001 से प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) बने.

अध्यक्ष एवं प्रबंध निदेशकों को अदा किये गये कुल वेतन और भत्ते निम्नवत हैं:

अध्यक्ष:	
श्री जानकी बल्लभ	रु.5,65,190.62
प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग समूह):	
श्री वेपा कामेसम	रु.1,39,738.00
श्री एस. गोविंदराजन	रु.2,27,194.83
प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग समूह):	
श्री वाई. राधाकृष्णन	रु.5,31,545.45

बोर्ड के नए कार्यपालक निदेशकों का सेवा-वृत्त

वर्ष 2001-02 में, एक नए कार्यपालक निदेशक, अर्थात् श्री एस. गोविंदराजन, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) केंद्रीय निदेशक बोर्ड में शामिल हुए. इन निदेशक के पिछले पदभार से संबंधित संक्षिप्त जानकारी नीचे प्रस्तुत की गई है :

श्री एस. गोविंदराजन

श्री एस. गोविंदराजन 5 नवंबर 2001 से प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) हैं. वे वर्ष 1965 में परिवीक्षाधीन अधिकारी के रूप में बैंक की सेवा में शामिल हुए. इस दौरान उन्होंने जिन पदों पर कार्य किया, उनमें से कुछ प्रमुख निम्नानुसार हैं :

1) उप प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)

2) उप प्रबंध निदेशक (निरीक्षण एवं प्रबंधन लेखा-परीक्षा)

3) उप प्रबंध निदेशक एवं मुख्य वित्तीय अधिकारी

4) मुख्य महाप्रबंधक, राजकोष

5) मुख्य कार्यपालक अधिकारी, हांगकांग शाखा

बोर्ड की बैठकें

वर्ष 2001-02 के दौरान केंद्रीय बोर्ड की नौ बैठकें हुईं.

तालिका 6 : बोर्ड की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक	अध्यक्ष सहित पूर्णकालिक	योग
31 मई 2001	5	3	8
21 जून 2001	9	3	12
25 जुलाई 2001	8	2	10
7 अगस्त 2001	6	2	8
30 अक्तूबर 2001	8	2	10
28 नवंबर 2001	9	3	12
22 दिसंबर 2001	9	3	12
30 जनवरी 2002	9	3	12
11 मार्च 2002	6	3	9

महासभाएं

बैंक के शेयरधारकों की वर्ष 2000-01 की वार्षिक महासभा 7 अगस्त 2001 को मुंबई में, वर्ष 1999-2000 की वार्षिक महासभा भी 3 अगस्त 2000 को मुंबई में और वर्ष 1998-1999 की वार्षिक महासभा 5 अगस्त 1999 को भोपाल में आयोजित की गई.

निदेशकों का चुनाव करने के प्रयोजन हेतु 31 अगस्त 2001 को शेयरधारकों की एक महासभा मुंबई में आयोजित की गई थी.

समितियां

केंद्रीय बोर्ड ने निदेशकों की चार समितियाँ गठित की हैं, जो इस प्रकार हैं :

1. कार्यकारिणी समिति
2. लेखा-परीक्षा समिति
3. आस्ति-देयता प्रबंधन समिति
4. शेयरधारक/निवेशक-शिकायत निवारण समिति

कार्यकारिणी समिति

केंद्रीय बोर्ड की कार्यकारिणी समिति में अध्यक्ष, प्रबंध निदेशक, भारतीय रिजर्व बैंक द्वारा नामित एक निदेशक और उस क्षेत्र में उपस्थित निदेशक जहां बैठक आयोजित की जाती है तथा कोई अन्य निदेशक जिन्हें बैठक में भाग लेने हेतु आमंत्रित किया गया हो, शामिल होते हैं.

Sitting fees are not paid to the Chairman and Managing Directors of the Bank and the Directors who are nominees of RBI and Government.

Salaries and Allowances paid to the Chairman and the Managing Directors in 2001-02

In the financial year 2001-02, Shri Janki Ballabh, Chairman and Shri Y. Radhakrishnan, MD & GE (CB) continued in their positions. Shri Vepa Kamesam, MD & GE (NB) retired from service in June 2001 and Shri S. Govindarajan became MD & GE (NB) from November 5, 2001.

The total salaries and allowances paid to the Chairman and MDs are given below:

Chairman:	
Shri Janki Ballabh	Rs.5,65,190.62
Managing Director & GE (NB):	
Shri Vepa Kamesam	Rs.1,39,738.00
Shri S. Govindarajan	Rs.2,27,194.83
Managing Director & GE (CB):	
Shri Y. Radhakrishnan	Rs.5,31,545.45

Bio-data of the New Executive Directors of the Board

In 2001-02, one new Executive Director joined the Central Board of Directors, namely, Shri S. Govindarajan, Managing Director & Group Executive (National Banking). Brief resume of the director is furnished below:

Shri S. Govindarajan

Shri S. Govindarajan, Managing Director and Group Executive (National Banking) since November 5, 2001, joined the bank in 1965 as a Probationary Officer. Some of the important positions held by him are:

1) Dy. Managing Director and Group Executive (National Banking)
2) Dy. Managing Director (Inspection and Management Audit)
3) Dy. Managing Director and Chief Financial Officer
4) Chief General Manager, Treasury
5) Chief Executive Officer, Hong Kong Branch

Board Meetings

During the year 2001-02, nine Central Board Meetings were held.

Table 6: Attendance of Board Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive	Whole time incl. Chairman	Total
May 31, 2001	5	3	8
June 21, 2001	9	3	12
July 25, 2001	8	2	10
August 7, 2001	6	2	8
October 30, 2001	8	2	10
November 28, 2001	9	3	12
December 22, 2001	9	3	12
January 30, 2002	9	3	12
March 11, 2002	6	3	9

General Body Meetings

The Annual General Meeting of the shareholders of the Bank for 2000-2001 was held at Mumbai on August 7, 2001, for 1999-2000 also at Mumbai on August 3, 2000 and for 1998-99 at Bhopal on August 5, 1999.

A Geneal Body Meeting of the shareholders was held at Mumbai for the purpose of election of Directors on August 31, 2001.

Committees

The Central Board has constituted four Committees of Directors, namely,

1. Executive Committee.
2. Audit Committee.
3 Asset-Liability Management Committee.
4. Shareholders'/Investors' Grievance Committee.

Executive Committee

The Executive Committee of the Central Board consists of the Chairman, the Managing Directors, the Director nominated by the RBI, the Director (s) present in the area where the meeting is held and any other Director(s) invited to attend the meeting.

लेखा-परीक्षा समिति

बोर्ड की लेखा-परीक्षा समिति का गठन 27.7.1994 को किया गया था. इस समिति की संरचना एवं कार्य निम्नानुसार हैं:

बोर्ड की लेखा-परीक्षा समिति की संरचना :

क) बोर्ड की लेखा-परीक्षा समिति में निदेशक-बोर्ड के 6 सदस्य हैं जिनमें दो पूर्णकालिक निदेशक, दो सरकारी निदेशक (सरकार तथा भारतीय रिजर्व बैंक के नामिती) तथा दो गैर-सरकारी/गैर-कार्यपालक निदेशक, जिनमें एक सनदी लेखाकार, शामिल होते हैं.

ख) बोर्ड की लेखा-परीक्षा समिति की बैठकों की अध्यक्षता बैंक के पूर्णकालिक निदेशक की बजाय किसी गैर-कार्यपालक निदेशक द्वारा की जाती है.

बोर्ड की लेखा-परीक्षा समिति के कार्य :

क) बोर्ड की लेखा-परीक्षा समिति दिशा-निर्देश देती है तथा बैंक में समस्त लेखापरीक्षा-कार्य के परिचालन का पर्यवेक्षण भी करती है. समस्त लेखा-परीक्षा कार्य से आशय बैंक के भीतर आंतरिक लेखा-परीक्षा एवं निरीक्षण की व्यवस्था, परिचालन और गुणवत्ता-नियंत्रण तथा बैंक की सांविधिक/बाह्य लेखा-परीक्षा और भारतीय रिजर्व बैंक के निरीक्षण से संबंधित अनुवर्ती कार्रवाई करने से है.

ख) बोर्ड की लेखा-परीक्षा समिति बैंक में आंतरिक निरीक्षण/लेखा-परीक्षा कार्यप्रणाली, अनुवर्तन की दृष्टि से उसकी गुणवत्ता एवं प्रभावकारिता की समीक्षा करती है. यह समिति विशेषीकृत एवं बहुत बड़ी शाखाओं तथा असंतोषजनक श्रेणी की सभी शाखाओं की निरीक्षण-रिपोर्टों की भी समीक्षा करती है. यह समिति निम्नांकित के अनुवर्तन पर विशेष ध्यान भी देती है :

- ◇ अंतर-शाखा समायोजन खाते.
- ◇ अंतर-बैंक खातों तथा नॉस्ट्रो खातों में लंबे समय से बकाया रही ऐसी प्रविष्टियाँ जिनका समाधान नहीं हुआ हो.
- ◇ विभिन्न शाखाओं की बहियों के समतुलन से संबंधित बकाया कार्य.
- ◇ धोखाधड़ी.
- ◇ आंतरिक लेखा कार्य और व्यवस्था से संबंधित अन्य सभी प्रमुख क्षेत्र.

ग) यह बैंक के अनुपालन विभाग से अर्ध वार्षिक रिपोर्टें प्राप्त करती है तथा उनकी समीक्षा करती है.

घ) सांविधिक लेखा-परीक्षाओं के संबंध में बोर्ड की लेखा-परीक्षा समिति विस्तृत (लांग फार्म) लेखा-परीक्षा रिपोर्टों में उठाए गए सभी विषयों पर अनुवर्ती कार्रवाई करती है. वार्षिक/अर्धवार्षिक वित्तीय खातों एवं रिपोर्टों को अंतिम रूप देने से पूर्व यह समिति बाह्य लेखा-परीक्षकों से विचार-विमर्श करती है.

31.3.2002 को बोर्ड की लेखा-परीक्षा समिति में निम्नांकित सदस्य थे :

1. श्री पी. आर. खन्ना, निदेशक-अध्यक्ष
2. श्री वाई. राधाकृष्णन, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग) - सदस्य
3. श्री एस. गोविंदराजन, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग) -सदस्य
4. श्री एस. के. पुरकायस्थ, भारत सरकार के नामिती-सदस्य
5. श्रीमती के. जे. उदेशी, भारतीय रिजर्व बैंक के नामिती-सदस्य
6. डॉ. एस. रमणी, निदेशक-सदस्य

वर्ष के दौरान, आंतरिक नियंत्रण प्रणालियों एवं कार्यविधियों तथा भारतीय रिजर्व बैंक के दिशानिर्देशानुसार अपेक्षित अन्य पहलुओं से संबंधित विभिन्न मामलों की समीक्षा करने हेतु बोर्ड की लेखा-परीक्षा समिति की 7 बैठकें आयोजित हुईं.

तालिका 7 : बोर्ड की लेखा-परीक्षा समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या		
	गैर-कार्यपालक	अध्यक्ष सहित पूर्णकालिक	योग
15 जून 2001	3	1	4
20 जून 2001	3	2	5
3 जुलाई 2001	3	1	4
15 सितंबर 2001	3	1	4
28 नवंबर 2001	4	2	6
12 जनवरी 2002	3	2	5
16 मार्च 2002	4	1	5

आस्ति-देयता प्रबंधन समिति

बैंक में आस्ति-देयता प्रबंधन समिति का गठन 29 जुलाई 1999 को किया गया था. इस समिति में निदेशक बोर्ड के 5 सदस्य हैं - अर्थात् दो प्रबंध निदेशक और तीन गैर-कार्यपालक निदेशक. वरिष्ठ प्रबंध निदेशक (और उनकी अनुपस्थिति में दूसरे प्रबंध निदेशक) आस्ति-देयता प्रबंधन समिति

Audit Committee

The Audit Committee of the Board (ACB) was constituted on 27.7.1994. The composition and functions of the ACB are placed below:

Composition of the ACB

a) The ACB has six members from the Board of Directors, including two whole-time Directors, two official Directors (nominees of Government and RBI), and two non-official, non-executive Directors, one of whom is a Chartered Accountant.

b) Meetings of the ACB are chaired by any one of the non-executive Directors and not by a whole-time Director of the Bank.

Functions of ACB

a) ACB provides direction as also oversees the operation of the total audit function in the Bank. Total audit function implies the organization, operationalisation and quality control of internal audit and inspection within the Bank and follow-up on the statutory/external audit of the Bank and inspection of RBI.

b) ACB reviews the internal inspection/audit functions in the Bank — the system, its quality and effectiveness in terms of follow-up. It reviews the inspection reports of specialized and extra-large branches and all branches with unsatisfactory ratings. It also specially focuses on the follow-up of:

- Inter-branch adjustment accounts.
- Unreconciled long outstanding entries in inter-bank accounts and nostro accounts.
- Arrears in balancing of books at various branches.
- Frauds.
- All other major areas of house-keeping.

c) It obtains and reviews half-yearly reports from the Compliance Department in the Bank

d) Regarding statutory audits, ACB follows up on all the issues raised in the Long Form Audit Reports. It interacts with the external auditors before the finalization of the annual/semi-annual financial accounts and reports.

The members of the ACB as on 31.03.2002 were:

1. Shri P. R. Khanna, Director - Chairman
2. Shri Y. Radhakrishnan, Managing Director & GE (CB) - Member
3. Shri S. Govindarajan, Managing Director & GE (NB) - Member
4. Shri S. K. Purkayastha, GoI nominee - Member
5. Smt. K. J. Udeshi, RBI nominee - Member
6. Dr. S. Ramani, Director - Member

During the year, seven meetings of ACB (details given below) were held to review the various matters connected with the internal control, systems and procedures and other aspects as required in terms of the RBI guidelines.

Table 7: Attendance of ACB Meetings

Date of the Meeting	No. of Directors Attended		
	Non-executive	Whole time incl. Chairman	Total
June 15, 2001	3	1	4
June 20, 2001	3	2	5
July 3, 2001	3	1	4
September 15, 2001	3	1	4
November 28, 2001	4	2	6
January 12, 2002	3	2	5
March 16, 2002	4	1	5

Asset-Liability Management Committee

The Asset-Liability Management Committee (ALMC) was constituted in the Bank on the 29th July 1999. It has five members from the Board of Directors - two Managing Directors and three non-executive Directors. The senior MD (and in his absence, the other MD)

की बैठकों की अध्यक्षता करते हैं. 31.3.2002 को निम्नलिखित अधिकारी इस समिति के सदस्य थे :

1. श्री वाई. राधाकृष्णन, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
2. श्री एस. गोविंदराजन, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
3. श्री के. पी. झुनझुनवाला
4. श्री पी. आर. खन्ना
5. श्री किरीट एस. पारीख

आस्ति-देयता प्रबंधन समिति के कार्य

आस्ति-देयता प्रबंधन समिति, आस्ति-देयता प्रबंधन प्रणाली के कार्यान्वयन की देखरेख करती है और समय-समय पर इसके कार्यों की समीक्षा करती है तथा निदेश देती है.

आस्ति-देयता प्रबंधन समिति की बैठकें

वर्ष के दौरान आस्ति-देयता प्रबंधन समिति की दो बैठकें आयोजित की गईं.

तालिका 8 : आस्ति-देयता प्रबंधन समिति की बैठकों में उपस्थिति

बैठक की तिथि	उपस्थित निदेशकों की संख्या
15 जून 2001	3
22 नवंबर 2001	3

शेयरधारक/निवेशक शिकायत निवारण समिति

शेयर बाजारों के सूचीकरण करार के खंड 49 के अनुसरण में शेयरधारकों एवं निवेशकों से शेयर अंतरण, तुलन पत्र एवं बॉण्डों पर ब्याज/घोषित लाभांश की अप्राप्ति जैसी शिकायतों के निवारण हेतु बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसजीसीबी) का गठन किया गया था.

बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसजीसीबी) की संरचना

1. डॉ. एस. रमणी, शेयरधारक निदेशक, अध्यक्ष
2. श्री के. पी. झुनझुनवाला, निदेशक
3. श्री वाई. राधाकृष्णन्, प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
4. श्री एस. गोविंदराजन, प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)

वर्ष के दौरान, बोर्ड की शेयरधारक/निवेशक शिकायत निवारण समिति (एसजीसीबी) की 4 तिमाही बैठकें आयोजित की गई जिनमें 31 मार्च 2002 तक प्राप्त शिकायतों की समीक्षा की गई. कुल 10,376 शिकायतें प्राप्त हुई जिनमें न्यायालयों में लंबित और केंद्रीय बोर्ड की कार्यकारिणी समिति (ईसीसीबी) की अनुमति से डुप्लीकेट शेयर जारी करने के मामलों को छोड़कर सभी का निर्धारित अवधि में निपटान कर दिया गया था.

संचार माध्यम

वर्ष 2001-2002 में बैंक के अर्धवार्षिक एवं तिमाही परिणाम देश के सभी प्रमुख अखबारों में प्रकाशित किए गए. ये परिणाम इंटरनेट पर बैंक के होम पेज पर भी प्रदर्शित किए गए. बैंक के होम पेज पर अन्य विषयों के साथ-साथ बैंक के कार्यालयीन समाचार तथा बैंक की वार्षिक रिपोर्ट भी प्रदर्शित की जाती है.

प्रत्येक वर्ष, बैंक के वार्षिक एवं अर्धवार्षिक परिणामों की घोषणा के बाद उसी दिन पत्रकारों के साथ एक बैठक आयोजित की जाती है, जिसमें बैंक के अध्यक्ष द्वारा उनका प्रस्तुतीकरण किया जाता है तथा प्रेस-प्रतिनिधियों द्वारा पूछे गए प्रश्नों के उत्तर दिए जाते हैं. इसके बाद एक और बैठक आयोजित की जाती है जिसमें निवेश-विशेषज्ञों को आमंत्रित किया जाता है. इस बैठक में बैंक के कार्यनिष्पादन पर विश्लेषकों से विस्तृत चर्चा की जाती है. इसके अलावा, निवेश-विश्लेषक मुख्य महाप्रबंधक (वित्तीय नियंत्रण) के माध्यम से जानकारी प्राप्त कर सकते हैं. तिमाही परिणामों की घोषणा के पश्चात् प्रेस अधिसूचनाएं जारी की जाती हैं.

अनुपालन प्रमाणपत्र

शेयर बाजारों के साथ हुए सूचीकरण करार के खंड 49 (viii) में निर्धारित किए गए अनुसार कारपोरेट अभिशासन की शर्तों के अनुपालन के संबंध में प्रमाणपत्र लेखा-परीक्षकों से प्राप्त कर लिया गया है और अनुलग्नक IV के रूप में प्रस्तुत किया गया है. यह संपुष्टि की जाती है कि खंड 49 की शर्तों का अनुपालन किया गया है.

chairs the meetings of ALMC. The members of the ALMC as on 31.3.2002 were:

1. Shri Y. Radhakrishnan. Managing Director & GE (CB)
2. Shri S. Govindarajan, Managing Director & GE (NB)
3. Shri K. P. Jhunjhunwala, Director
4. Shri P. R. Khanna, Director
5. Shri Kirit S. Parikh, Director

Functions of ALMC

ALMC oversees implementation of the system for Asset Liability Management and reviews its functions periodically and provides directions.

Meetings of the ALMC

During the year two meetings of ALMC took place.

Table 8: Attendance of ALMC Meetings

Date of the Meeting	No. of Directors attended
June 15, 2001	3
November 22, 2001	3

Shareholders'/Investors' Grievance Committee

In pursuance of clause 49 of the Listing Agreement with the Stock Exchanges Shareholders'/Investors' Grievance Committee of the Board (SGCB) was formed to look into the redressal of shareholders and investors complaints regarding transfer of shares, non-receipt of balance sheet, and non-receipt of interest on bonds/declared dividends.

Composition of SGCB

1. Dr. S. Ramani, Shareholder Director - Chairman
2. Shri K. P. Jhunjhunwala, Director
3. Shri Y. Radhakrishnan, Managing Director & GE (CB)
4. Shri S. Govindarajan, Managing Director & GE (NB)

During the year, the SGCB held four quarterly meetings and reviewed the complaints received up to 31st March 2002. A total of 10,376 complaints were received and were resolved within the stipulated period except those pending in courts and cases where duplicate shares have to be issued with the approval of ECCB.

Means of Communications

Half-yearly and quarterly results of the Bank for the year 2001-2002 were published in all leading newspapers in the country. The results were also displayed in the Bank's Home page on the Internet. The Home page, among others, displays official news releases of the Bank, and the Bank's Annual Report.

Every year, after the annual and half-yearly results are declared, a Press-meet is held on the same day in which the Chairman makes a presentation and answers the queries of the Press representatives. This is followed by another meeting in which a number of investment analysts are invited. Details of the Bank's performance are discussed with the analysts in the meeting. Apart from this, the investment analysts have access to information through the Chief General Manager (Financial Control). After declaring quarterly results, press notifications are issued.

Certificate of Compliance

A certificate of compliance of conditions of corporate governance, as stipulated in the Clause 49(viii) of the Listing Agreement with the Stock Exchanges, has been obtained from the auditors and placed at Annexure IV. It is confirmed that the stipulations of Clause 49 have been complied with.

शेयरधारकों के लिए सामान्य सूचना

शेयरधारकों की वार्षिक महासभा	
स्थान	: मुंबई
दिनांक एवं समय	: 7 अगस्त 2002 - अपराह्न 3.30 बजे
वित्तीय कैलेण्डर	: 1.4.2001 से 31.3.2002 तक
बही-बंदी की तिथि	: 16.7.2002 से 31.7.2002 तक
लाभांश-भुगतान तिथि	: 31 अगस्त 2002
शेयरबाजार जिनमें सूचीकरण किया गया है :	मुंबई, अहमदाबाद, कोलकाता, नई दिल्ली, चेन्नई और राष्ट्रीय शेयर बाजार (विश्व जमा रसीदें लंदन शेयर बाजार में सूचीबद्ध हैं)
स्टाक कोड	: 112
निक्षेपागार (डिपाजिटरी): सहभागिता	बैंक के 500 से अधिक शेयरों का लेनदेन अनिवार्य रूप से कागजरहित रूप में किया जाता है.

तालिका 9 : बाजार मूल्य आंकड़े
(अंतिम मूल्य)

मास	भारतीय स्टेट बैंक के शेयर का मूल्य (बीएसई)		बंबई स्टाक एक्सचेंज सूचकांक	
	अधिकतम	न्यूनतम	अधिकतम	न्यूनतम
अप्रैल 2001	222.1	194.0	3605.0	3183.8
मई 01	244.3	221.5	3742.1	3514.6
जून 01	227.5	210.5	3509.3	3318.7
जुलाई 01	227.8	204.0	3454.0	3252.0
अगस्त 01	210.5	198.3	3337.9	3245.0
सितंबर 01	196.9	140.6	3231.6	2600.1
अक्तूबर 01	191.2	171.2	3061.9	2765.4
नवंबर 01	215.9	199.7	3322.7	3013.9
दिसंबर 01	203.5	168.7	3442.9	3131.8
जनवरी 2002	220.3	192.9	3437.8	3098.8
फरवरी 02	260.3	211.7	3712.7	3311.7
मार्च 02	239.5	219.8	3690.3	3459.1

पंजीकरण और अंतरण अभिकर्ता : मेसर्स एमसीएस लिमिटेड,
प्लाट सं. 27, रोड क्र. 11,
एमआईडीसी क्षेत्र, अंधेरी (पूर्व)
मुंबई- 400 093

शेयर अंतरण प्रणाली : पंजीकरण और अंतरण अभिकर्ता के माध्यम से

शेयरों को कागज रहित बनाना : बैंक के 500 से अधिक शेयरों का लेनदेन अनिवार्य रूप से कागजरहित रूप में किया जाता है.

बकाया विश्व जमा रसीद (संख्या) : 20,769,009

तालिका 10 : शेयरधारिता का वितरण
(31.3.2002 को)

शेयरधारक	धारित शेयरों का प्रतिशत
भारतीय रिजर्व बैंक	59.73
अनिवासी (विदेशी संस्थागत निवेशक/विदेशी कारपोरेट निकाय/अनिवासी भारतीय)	19.41
बैंक, वित्तीय संस्थाएं तथा बीमा कंपनियां	7.20
म्यूचुअल फंड/भारतीय यूनिट ट्रस्ट	4.32
देशीय कंपनियां/निजी कारपोरेट निकाय/न्यास	1.47
निवासी व्यक्ति	7.87
शेयरधारकों की संख्या (लाख में)	7.11

पत्र-व्यवहार का पता : शेयर एवं बांड विभाग,
भारतीय स्टेट बैंक, केंद्रीय कार्यालय,
मुंबई - 400 021.

केंद्रीय निदेशक बोर्ड के लिए
और उनकी ओर से

जानकी बल्लभ
अध्यक्ष

20 जून, 2002

General Shareholder Information

The Annual General Meeting of the shareholders		
Place	:	Mumbai
Date & Time	:	August 7, 2002; 3.30 PM
Financial Calendar	:	1.4.2001 to 31.3.2002
Date of Book Closure	:	16.7.2002 to 31.7.2002
Dividend Payment Date	:	August 31, 2002
Listing on Stock Exchanges	:	Mumbai, Ahmedabad, Kolkata, New Delhi, Chennai and NSE. (GDRs listed on London Stock Exchange) Listing fees have been paid up to date to all Stock Exchanges including LSE
Stock Code	:	112
Depository Participation	:	The Bank's shares above 500 in numbers are Compulsorily traded in demat format.

Table 9: Market Price Data (Closing Values)

Months	SBI's Share Price (BSE)		BSE Sensex	
	High	Low	High	Low
April 2001	222.1	194.0	3605.0	3183.8
May 01	244.3	221.5	3742.1	3514.6
June 01	227.5	210.5	3509.3	3318.7
July 01	227.8	204.0	3454.0	3252.0
August 01	210.5	198.3	3337.9	3245.0
September 01	196.9	140.6	3231.6	2600.1
October 01	191.2	171.2	3061.9	2765.4
November 01	215.9	199.7	3322.7	3013.9
December 01	203.5	168.7	3442.9	3131.8
January 2002	220.3	192.9	3437.8	3098.8
February 02	260.3	211.7	3712.7	3311.7
March 02	239.5	219.8	3690.3	3459.1

Registration and Transfer Agent : M/S MCS Ltd.,
Plot No. 27, Road No.11,
MIDC Area, Andheri (E),
Mumbai 400 093.

Share Transfer System : Through R & T Agent

Dematerialization of : The Bank's shares above 500 Shares in numbers are Compulsorily traded in demat format.

Outstanding GDRs (No) : 20,769,009

Table 10: Distribution of Shareholdings (As on 31.3.2002)

Shareholders	% of shares held
RBI	59.73
Non-residents (FIIs/OCBs/NRIs)	19.41
Banks, Financial Institutions including Insurance Cos.	7.20
Mutual Funds/UTI	4.32
Domestic Companies/Private Corporate Bodies/Trusts	1.47
Resident Individuals	7.87
No. of Shareholders (in Lakh)	7.11

Address for Correspondence : Shares & Bonds Department,
State Bank of India,
Central Office,
Mumbai 400 021.

For and on behalf of
the Central Board of Directors

Janki Ballabh
Chairman

June 20, 2002

अनुलग्नक I

वर्ष 2001-02 में आयोजित निदेशक-बोर्ड की बैठकों में प्रत्येक निदेशक की उपस्थिति का विवरण

निदेशक का नाम	बैठकों में उपस्थिति की तिथियां
श्री जानकी बल्लभ अध्यक्ष	31/05/2001, 21/06/2001, 25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
श्री वेपा कामेसम प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)	31/05/2001, 21/06/2001
श्री वाई राधाकृष्णन प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)	31/05/2001, 21/06/2001, 25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
श्री एस. गोविंदराजन प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)	28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
गैर-कार्यपालक निदेशक	
श्री के.पी. झुनझुनवाला	21/06/2001, 25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
डॉ. एस. रमणी	25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
डॉ. आई.जी. पटेल	21/06/2001, 30/10/2001, 28/11/2001
श्री. अजय जी. पीरामल	25/07/2001, 22/12/2001
श्री पी. आर. खन्ना	31/05/2001, 21/06/2001, 25/07/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002
श्री ए. सी. कलिता	28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
श्री शांता राजू	31/05/2001, 21/06/2001, 25/07/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
श्री आर. प्रभाकर राव	31/05/2001, 21/06/2001
श्री सी. एन. रामचंद्रन	31/05/2001, 21/06/2001
डॉ. वी. बी. कौजलगी	31/05/2001, 21/06/2001
श्री के. एस. पारीख	07/08/2001, 22/12/2001, 30/01/2002, 11/03/2002
श्री ई. के. ठाकुर	25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 30/01/2002
श्री एन. श्रीनिवासन	25/07/2001
श्री एस. के. भार्गव	07/08/2001
श्री देवी दयाल	21/06/2001, 25/07/2001
श्री एस. के. पुरकायस्थ	30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002
डॉ. वाई. वी. रेड्डी	07/08/2001
श्रीमती के. जे. उदेशी	30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002

Annexure I

Details of attendance of each Director at the Board of Directors Meetings in 2001-02

Name of Director	Date of Meetings attended
Shri Janki Ballabh Chairman	31/05/2001, 21/06/2001, 25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Shri Vepa Kamesam M.D. & GE (NB)	31/05/2001, 21/06/2001
Shri Y. Radhakrishnan M.D. & GE (CB)	31/05/2001, 21/06/2001, 25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Shri S. Govindarajan M.D. & GE (NB)	28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Non-Executive Directors	
Shri K. P. Jhunjhunwala	21/06/2001, 25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Dr. S. Ramani	25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Dr. I. G. Patel	21/06/2001, 30/10/2001, 28/11/2001
Shri Ajay G. Piramal	25/07/2001, 22/12/2001
Shri P. R. Khanna	31/05/2001, 21/06/2001, 25/07/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002
Shri A. C. Kalita	28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Shri Shantha Raju	31/05/2001, 21/06/2001, 25/07/2001, 30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002
Shri R. Prabhakar Rao	31/05/2001, 21/06/2001
Shri C. N. Ramachandran	31/05/2001, 21/06/2001
Dr. V. B. Kaujalgi	31/05/2001, 21/06/2001
Shri K. S. Parikh	07/08/2001, 22/12/2001, 30/01/2002, 11/03/2002
Shri E. K. Thakur	25/07/2001, 07/08/2001, 30/10/2001, 28/11/2001, 30/01/2002
Shri N. Srinivasan	25/07/2001
Shri S. K. Bhargava	07/08/2001
Shri Devi Dayal	21/06/2001, 25/07/2001
Shri S. K. Purkayastha	30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002
Dr. Y. V. Reddy	07/08/2001
Smt. K. J. Udeshi	30/10/2001, 28/11/2001, 22/12/2001, 30/01/2002, 11/03/2002

अनुलग्नक II

अन्य निदेशक बोर्ड/बोर्ड समितियों की संख्या जिनमें निदेशक बोर्ड के निदेशक सदस्य अथवा अध्यक्ष हैं (31.3.2002 को)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या	
1. श्री जानकी बल्लभ	अध्यक्ष क्र. 5, डुनेडिन, जे.एम.मेहता रोड, मुंबई 400 006	01.11.2000	अध्यक्ष : निदेशक : सदस्य : प्रशासी बोर्ड के सदस्य : बैंक एवं वित्तीय संस्थाओं की समिति के अध्यक्ष	17 5 6 2 1
2. श्री वाई. राधाकृष्णन्	प्रबंध निदेशक डी-6, किनेलिन टावर्स 100 ए, नेपिएन सी रोड मुंबई 400 006	12.02.2001	निदेशक : न्यासी : अध्यक्ष : समिति सदस्य :	2 1 1 1
3. श्री एस. गोविंदराजन्	प्रबंध निदेशक एम-1, किनेलिन टावर्स नेपिएन सी रोड, मलबार हिल्स मुंबई 400 006	05.11.2001	निदेशक :	6
गैर-कार्यपालक निदेशक				
1. श्री कैलाश पी. झुनझुनवाला	2 बी, आशियाना पैलेस बोरिंग पाटलिपुत्र कालोनी रोड, पटना 800 013	16.03.2000	भागीदार : समिति :	1 2
2. डॉ. एस. रमणी	प्लॉट क्र. बी/2 राम लेआउट, कुप्पम रोड श्रीनिवासपुरम, कोट्टिवक्कम चेन्नई 600 041	09.09.1999	निदेशक: सदस्य: समिति:	2 2 2
3. डॉ. आई. जी. पटेल	सेवानिवृत्त गर्वनर, भारतीय रिजर्व बैंक 12 अमी सोसायटी दिवालीपाड़ा, ओल्ड पादरा रोड बड़ौदा 390 015	01.09.2001	निदेशक :	1
4. श्री अजय जी. पीरामल	उद्योगपति अध्यक्ष पीरामल एंटरप्राइजेस डा. आंबेडकर रोड परेल, मुंबई 400 012	01.09.2001	अध्यक्ष : निदेशक : प्रबंध समिति के उपाध्यक्ष : न्यासी : समिति सदस्य :	48 2 2 5 3

Annexure II

Number of other Boards of Directors/Board Committees, the Directors are members or chairpersons of (As on 31.03.2002)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies
1. Shri Janki Ballabh	Chairman No. 5, Dunedin J.M. Mehta Road Mumbai 400 006	01.11.2000	Chairman : 17 Director : 5 Member : 6 Member of the Governing Board : 2 Chairman of the Committee on Banking And Financial Institutions:1
2. Shri Y. Radhakrishnan	Managing Director D-6, Kinellan Towers 100 A, Napean Sea Road Mumbai 400 006	12.02.2001	Director : 2 Trustee : 1 President : 1 Committee Member: 1
3. Shri S. Govindarajan	Managing Director M-1, Kinnellan Towers Napean Sea Road Malabar Hills MUMBAI 400 006	05.11.2001	Director : 6
Non-Executive Directors			
1. Shri Kailash P. Jhunjhunwala	2-B, Ashiana Palace Boring Patliputra Colony Road Patna 800 013	16.03.2000	Partner : 1 Committee : 2
2. Dr. S. Ramani	Plot No. B/2 Ram Layout, Kuppam Road Srinivasapuram, Kottivakkam Chennai 600 041	09.09.1999	Director : 2 Member : 2 Committee : 2
3. Dr. I. G. Patel	Retired Governor, RBI 12 Ami Society, Diwalipara, Old Padra Road, Baroda 390 015	1.9.2001	Director : 1
4. Shri Ajay G. Piramal	Industrialist Chairman Piramal Enterprises Dr. Ambedkar Road, Parel, Mumbai 400 012	1.9.2001	Chairman : 48 Director : 2 Vice President of the Managing Committee: 2 Trustee : 5 Committee Member: 3

अनुलग्नक II (जारी)

निदेशक का नाम	व्यवसाय एवं पता	बोर्ड में नियुक्ति की तिथि	कंपनियों की संख्या	
5. श्री पृथ्वीराज खन्ना	सनदी लेखाकार 70 सुंदर नगर नई दिल्ली 110 003	09.09.1999	निदेशक : न्यासी : प्रशासी निकाय : समिति :	3 1 2 7
6. श्री शांता राजू	उप प्रबंधक भारतीय स्टेट बैंक बंगलूर स्थानीय प्रधान कार्यालय 44, जी क्रास एस बी आई स्टाफ को.ऑ.हा.सो.लि. 8 वां मेन, 3 स्टेज पश्चिम खोर्ड रोड बसवेश्वर नगर बंगलूर 560 079	20.05.1999	निरंक	
7. श्री अनंत चंद्र कलिता	प्रधान सहायक भारतीय स्टेट बैंक आंचलिक कार्यालय बंगागढ़ गुवाहाटी 781 005	31.11.2001	निरंक	
8. डा. किरीट शांतिलाल पारीख	अवकाशप्राप्त प्रोफेसर इंदिरागांधी विकास अनुसंधान संस्थान, फ्लैट क्र. ए1/ए2, आई जी आई डी आर परिसर जनरल ए.आर.वैद्य मार्ग गोरेगांव (पू.) मुंबई 400 065.	17.07.2001	निदेशक :	3
9. श्री एस. के. पुरकायस्थ (सरकार के नामिती)	अपर सचिव (वित्तीय क्षेत्र) वित्त मंत्रालय, भारत सरकार आर्थिक कार्य विभाग (बैंकिंग प्रभाग) जीवनदीप, पार्लियामेंट स्ट्रीट नई दिल्ली 110 001	01.08.2001	निदेशक : समिति :	7 6
10. श्रीमती के.जे. उदेशी (भा.रि.बैं. की नामिती)	कार्यकारी निदेशक भारतीय रिजर्व बैंक केंद्रीय कार्यालय मिंट रोड मुंबई 400 001	22.09.2001	समिति सदस्य :	2

Annexure II (contd.)

Name of Director	Occupation & Address	Appointed to Board since	Number of Companies
5. Shri Prithvi Raj Khanna	Chartered Accountant 70 Sunder Nagar New Delhi 110 003	09.09.1999	Director : 3 Trustee : 1 Governing Body : 2 Committee : 7
6. Shri Shantha Raju	Deputy Manager State Bank of India Bangalore LHO 44, G Cross SBI Staff Co-op. Hsg. Soc. Ltd. 8th Main, 3rd Stage West of Chord Road Basaveswar Nagar BANGALORE 560 079	20.05.1999	Nil
7. Shri Ananta Chandra Kalita	Head Assistant State Bank of India Zonal Office Bhangagarth Guwahati 781 005	31.11.2001	Nil
8. Dr. Kirit Shantilal Parikh	Emeritus Professor Indira Gandhi Institute of Development Research Flat No.A1/A2, IGIDR Campus Gen. A.R. Vaidya Marg Goregoan (E) Mumbai 400 065	17.07.2001	Director : 3
9. Shri S. K. Purkayastha	Additional Secretary (Financial Sector) Ministry of Finance, GOI Deptt. of Economic Affairs (Banking Division Jeevan Deep, Parliament Street New Delhi 110 001	1.8.2001	Director : 7 Committee : 6
10 Smt. K. J. Udeshi	Executive Director RBI, Central Office Mint Road Mumbai 400 001	22.9.2001	Committee Member: 2

अनुलग्नक III
गैर-कार्यपालक निदेशकों के संबंध में संक्षिप्त जानकारी

श्री कैलाश पी. झुनझुनवाला

श्री कैलाश पी. झुनझुनवाला, भारतीय स्टेट बैंक अधिनियम की धारा 19 (खख) के अंतर्गत 16 मार्च 2000 से केंद्रीय बोर्ड के पदेन निदेशक हैं. वे हमारे पटना स्थानीय बोर्ड के अध्यक्ष हैं.

वे बिहार उद्योग संघ, पटना के अध्यक्ष और लघु उद्योग बोर्ड, उद्योग मंत्रालय, भारत सरकार, नई दिल्ली के सदस्य रहे हैं. वे पाटलिपुत्र कागज उद्योग, पटना में भागीदार हैं.

डॉ. एस. रमणी

डॉ. एस. रमणी, धारा 19(ग) के अन्तर्गत शेयरधारकों द्वारा निर्वाचित निदेशक हैं. डॉ रमणी, एक औद्योगिक इंजीनियर, नेशनल इंस्टिट्यूट ऑफ इंडस्ट्रियल इंजीनियरिंग, मुंबई के निदेशक के कार्यकाल के पश्चात् एकेडमी फॉर मैनेजमेंट एक्सेलेंस, चेन्नई के विभागाध्यक्ष प्रोफेसर रहे हैं. वे कांची विश्वविद्यालय के उप-कुलपति के रूप में सेवानिवृत्त हुए.

डॉ. आई. जी. पटेल

डॉ. आई. जी. पटेल, धारा 19(ग) के अन्तर्गत शेयरधारकों द्वारा निर्वाचित निदेशक हैं. डॉ. पटेल, भारतीय रिजर्व बैंक के गर्वनर रहे हैं. इसके अलावा वे लंदन स्कूल आफ ईकानामिक्स के निदेशक भी रहे हैं.

श्री अजय जी. पीरामल

श्री अजय जी.पीरामल, धारा 19(ग) के अन्तर्गत शेयरधारकों द्वारा निर्वाचित निदेशक हैं. विज्ञान में स्नातक एवं प्रबंधन अध्ययन में स्नातकोत्तर, श्री पीरामल उद्योगपति हैं, जो कपड़ा उद्योग, फार्मास्यूटिकल, ग्लास कंटेनर, कटिंग टूल, इलेक्ट्रानिकी आदि का व्यवसाय करने वाले विविध समूह (पीरामल इंटरप्राइजेस लि.) के अध्यक्ष भी हैं.

श्री पी. आर. खन्ना

श्री पी.आर. खन्ना, धारा 19(ग) के अन्तर्गत शेयरधारकों द्वारा निर्वाचित निदेशक हैं. श्री खन्ना दिल्ली स्थित सनदी लेखाकार हैं.

श्री शांता राजू

श्री शांता राजू, भारतीय स्टेट बैंक अधिनियम की धारा 19 (गख) के अंतर्गत केंद्र सरकार द्वारा नामित निदेशक हैं (गैर-कामगार स्टाफ का प्रतिनिधित्व करते हैं).

वे बंगलूर स्थानीय प्रधान कार्यालय में उप प्रबंधक (संगठनात्मक योजना एवं प्रणाली) हैं.

डॉ. किरीट एस. पारीख

डॉ. किरीट शांतिलाल पारीख, इंदिरागांधी विकास अनुसंधान संस्थान, मुंबई 400 065 के अवकाश प्राप्त प्रोफेसर हैं. वे भारतीय स्टेट बैंक अधिनियम की धारा 19(घ) के अंतर्गत केंद्र सरकार द्वारा नामित निदेशक हैं.

श्री एस. के. पुरकायस्थ

श्री एस. के. पुरकायस्थ, धारा 19(ङ) के अन्तर्गत केंद्र सरकार द्वारा नामित निदेशक हैं. वे वित्त मंत्रालय, आर्थिक कार्य विभाग (बैंकिंग प्रभाग) में अपर सचिव (वित्तीय क्षेत्र) के रूप में पदस्थ आई. एस. ए. अधिकारी हैं.

श्रीमती किशोरी जे. उदेशी

श्रीमती किशोरी जे. उदेशी भारतीय रिजर्व बैंक की कार्यकारी निदेशक हैं. वे धारा 19(च) के अन्तर्गत भारतीय रिजर्व बैंक द्वारा नामित निदेशक हैं.

श्री अनंत सी. कलिता

श्री अनंत चंद्र कलिता, अधिनियम की धारा 19 (गक) के अंतर्गत केंद्र सरकार द्वारा नामित निदेशक हैं (वे कामगार स्टाफ का प्रतिनिधित्व करते हैं).

Annexure III

Brief Resumes of the Non-executive Directors

Shri Kailash P. Jhunjhunwala

Shri K. P. Jhunjhunwala is an Ex-Officio Director on the Central Board u/s 19(bb) of SBI Act w.e.f. 16th March 2000. He is the President of our Patna Local Board.

He was President of Bihar Industries Association, Patna and Member of SSI Board, Ministry of Industries, Govt. of India, New Delhi. He is a Partner in Patliputra Kagaj Udyog, Patna.

Dr. S. Ramani

Dr. S. Ramani is a Director elected by the Shareholders u/s 19(c). Dr. Ramani, an Industrial Engineer, was a Chair Professor at the Academy for Management Excellence, Chennai, following his tenure as Director, National Institute of Industrial Engineering, Mumbai. He retired as Vice-Chancellor of the Kanchi University.

Dr. I. G. Patel

Dr. I. G. Patel is a Director elected by the Shareholders u/s 19(c). Dr. Patel was Governor of Reserve Bank of India and was also the Director of London School of Economics.

Shri Ajay G. Piramal

Shri Ajay G. Piramal is a Director elected by the Shareholders u/s 19(c). Shri Piramal, a graduate in Science and a Master in Management Studies, is an industrialist heading a diversified group (Piramal Enterprises Ltd.) with interests in textiles, pharmaceuticals, glass containers, cutting tools, electronics etc.

Shri P. R. Khanna

Shri P.R. Khanna is a Director elected by the Shareholders u/s 19(c). Shri Khanna is a Chartered Accountant based at Delhi.

Shri Shantha Raju

Shri Shantha Raju is a Director nominated by the Central Government under Section 19(cb) of SBI Act. (Representing the Non-workmen Staff)

He is Deputy Manager (Organisational Planning & Systems) at Bangalore Local Head Office.

Dr. Kirit S. Parikh

Dr. Kirit Shantilal Parikh, is the Emeritus Professor at Indira Gandhi Institute of Development Research, Mumbai 400 065. He is a Director nominated by the Central Government under section 19(d) of the SBI Act.

Shri S. K. Purkayastha

Shri S.K. Purkayastha is a Director nominated by the Central Government u/s 19(e). He is an IAS officer, holding the position of Additional Secretary (Financial Sector) in the Ministry of Fianance, Department of Economic Affairs (Banking Division).

Smt Kishori J. Udeshi

Smt Kishori J. Udeshi is an Executive Director, Reserve Bank of India. She is a Director nominated by the RBI u/s 19(f).

Shri Ananta C. Kalita

Shri Ananta Chandra Kalita is a Director nominated by the Central Government under section 19(ca)of the Act. (Representing the Workmen Staff)

अनुलग्नक IV

व्यास एण्ड व्यास

सनदी लेखाकार

प्रमाणपत्र

प्रति,
भारतीय स्टेट बैंक के शेयरधारक

हमने 31 मार्च 2002 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक द्वारा अनुपालित कारपोरेट अभिशासन की उन शर्तों की जांच की हैं जो शेयर बाजारों के साथ भारतीय स्टेट बैंक के सूचीकरण करार के खंड 49 में निर्धारित की गई हैं.

कारपोरेट अभिशासन की शर्तों के अनुपालन की जिम्मेदारी प्रबंधन वर्ग की है. हमारी जांच कारपोरेट अभिशासन की शर्तों का अनुपालन सुनिश्चित करने हेतु भारतीय स्टेट बैंक द्वारा अपनाई गई कार्यविधियों तथा उनके कार्यान्वयन तक ही सीमित थी. यह न तो लेखा-परीक्षा है और न ही भारतीय स्टेट बैंक के वित्तीय विवरणों पर अभिमत व्यक्त करना है.

हमारी राय में और हमारी सर्वोत्तम जानकारी एवं हमें दिए गए स्पष्टीकरणों के अनुसार हम प्रमाणित करते हैं कि भारतीय स्टेट बैंक ने ऊपर उल्लिखित सूचीकरण करार में निर्धारित कारपोरेट अभिशासन की शर्तों का अनुपालन किया है.

हम सूचित करते हैं कि शेयरधारक/निवेशक शिकायत निवारण समिति द्वारा रखे गए अभिलेखों के अनुसार भारतीय स्टेट बैंक के विरुद्ध कोई भी निवेशक-शिकायत एक माह से अधिक अवधि के लिए लंबित नहीं है. तथापि, भारतीय प्रतिभूति और एक्सचेंज बोर्ड द्वारा संदर्भित सात शिकायतें न्यायालय के विचारधीन हैं.

हम यह भी सूचित करते हैं कि यह अनुपालन भारतीय स्टेट बैंक की भविष्य की व्यवहार्यता के संबंध में न तो आश्वासन है, न ही उस कुशलता अथवा प्रभावकारिता से संबंधित है जिसके द्वारा प्रबंधन वर्ग ने भारतीय स्टेट बैंक का कार्य संचालन किया है.

व्यास एण्ड व्यास
सनदी लेखाकारों के लिए और उनकी ओर से

(ओ. पी. व्यास)
भागीदार

दिनांक : 20 जून 2002

Annexure IV

VYAS & VYAS

Chartered Accountants

Certificate

To the Shareholders of
State Bank of India

We have examined the compliance of conditions of corporate governance by the State Bank of India, for the year ended on the 31st March 2002 as stipulated in clause 49 of the Listing Agreement of the State Bank of India with Stock Exchanges.

The compliance of conditions of corporate governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the State Bank of India for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the State Bank of India.

In our opinion and to the best of our information and according to the explanation given to us, we certify that the State Bank of India has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We state that no investor grievances are pending for a period exceeding one month against the State Bank of India as per the records maintained by the Shareholders / Investors Grievance Committee. However, seven grievances referred by SEBI are subjudice.

We further state that such compliance is neither an assurance as to the future viability of the State Bank of India nor the efficiency or effectiveness with which the management has conducted the affairs of State Bank of India.

For and on behalf of

Vyas & Vyas
Chartered Accountants

(O. P. Vyas)
Partner

Date : 20th June, 2002



प्रति कर्मचारी व्यवसाय (रुपये हजार में)
Business Per Employee (Rupees in thousand)
20000
15000
10000
5000
0
11120
13658
17301
1999-00
2000-01
2001-02



अग्रिमों की तुलना में निवल अलाभकारी आस्तियां (%)
Net NPAs to Advances (%)
6.5
6
5.5
5
6.41
6.03
5.63
1999-00
2000-01
2001-02



31-3-2002 को शेयरधारिता का वितरण
Distribution of Shareholding as on 31-3-2002
4.32%
1.47%
7.87%
7.20%
19.41%
59.73%
a
b
c
d
e
f
क. भा. रि. बैंक
a. RBI
ख. अनिवासी (वि.सं.नि./वि.का.नि./अनि.भा.)
b. Non-Residents (FIIs/OCBs/NRIs)
ग. बैंक, वित्तीय संस्थाएं तथा बीमा कंपनियां
c. Banks, Financial Institutions including insurance Companies
घ. म्यूचुअल फण्ड/भा.यू.ट्र.
d. Mutual Funds/UTI
ङ देशीय कम्पनियां/निजी कारपोरेट निकाय/न्यास
e. Domestic Companies/Private Corporate Bodies/Trusts
च. निवासी व्यक्ति
f. Resident individuals



वर्ष 2001-02 के दौरान भा.स्टे.बैंक के शेयर-मूल्य में आए उतार-चढ़ाव से संबंधित स्थिति
SBI Share Movement for the year 2001-02
270
250
230
210
190
170
150
130
उच्च high
निम्न low
अप्रै. Apr.
मई May
जून Jun.
जुला. Jul.
अग. Aug.
सित. Sept
अक्तू. Oct.
नवं. Nov.
दिसं. Dec.
जन. Jan.
फर. Feb.
मार्च Mar.

भारतीय स्टेट बैंक का तुलन-पत्र, लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण

Balance Sheet, Profit & Loss Account and Cash Flow Statement of State Bank of India

प्रमुख लेखा नीतियां

1. **सामान्य**

इसके साथ संलग्न वित्तीय विवरण अवधिगत लागत आधार पर तैयार किए जाते हैं तथा वे भारत में स्थित कार्यालयों के संबंध में भारत में विद्यमान एवं विदेश स्थित कार्यालयों के संबंध में विभिन्न देशों में विद्यमान सांविधिक प्रावधानों एवं प्रथाओं के अनुरूप हैं.

2. **विदेशी मुद्रा से जुड़े लेनदेन**

2.1 भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार विदेश स्थित कार्यालयों की आय और व्यय की मदों को तथा विदेशी मुद्रा में आस्तियों और देयताओं को वर्ष की समाप्ति के समय प्रचलित विनिमय दरों पर परिवर्तित किया गया है.

2.2 लम्बित वायदा संविदा के लाभ या हानि को भारतीय विदेशी मुद्रा व्यापारी संघ के दिशा-निर्देशों के अनुसार लेखे में लिया गया है.

2.3 मुद्रा विनिमय ब्याज अंतरपणन पर उपचित आय और व्यय को ब्याज आय/व्यय के रूप में लेखे में लिया गया है.

3. **स्वर्ण बैंकिंग**

3.1 स्वर्ण जमा योजना के अन्तर्गत रखे गए सोने के अंतिम स्टाक का मूल्यांकन भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार बाजार में प्रचलित दरों के आधार पर किया जाता है.

3.2 परेषण के आधार पर प्राप्त स्वर्ण तथा आपूर्तिकर्ताओं द्वारा भेजी गई चांदी के प्रकरण में आय की गणना विक्रय के समय की जाती है.

4. **निवेश**

4.1 निवेशों का वर्गीकरण भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार (i) 'परिपक्वता के लिए रखे गए' (ii) 'व्यवसाय के लिए रखे गए' (iii) 'विक्रय के लिए उपलब्ध' श्रेणियों के अंतर्गत किया गया है.

4.2 'परिपक्वता के लिए रखे गए' श्रेणी में वर्गीकृत निवेश को अभिग्रहण लागत पर लेखे में लिया गया है. जहां कहीं पुस्तक मूल्य अंकित मूल्य/प्रतिदेय मूल्य से अधिक है वहां अतिरिक्त राशि का परिशोधन, प्रतिभूति की शेष परिपक्वता अवधि में समान रूप से किया गया है.

4.3 'व्यवसाय के लिए रखे गए' श्रेणी के अन्तर्गत वर्गीकृत प्रत्येक स्क्रिप, जहां बाज़ार भाव उपलब्ध हैं, का मूल्यांकन पुस्तक मूल्य या बाजार मूल्य, दोनों में से जो भी कम है, पर किया गया है. मूल्यह्रास को राजस्व खाते में लिया गया है, जबकि मूल्यवृद्धि को नहीं लिया गया है और तदनुसार पुस्तक मूल्य में परिवर्तन किया गया है.

4.4.1 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत वर्गीकृत निवेश, जहाँ बाजार भाव उपलब्ध हैं, का मूल्यांकन लागत मूल्य या बाजार मूल्य, इनमें से जो भी कम है, पर किया गया है.

4.4.2 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत वर्गीकृत निवेश जहाँ बाजार भाव उपलब्ध नहीं हैं, का मूल्यांकन लागत मूल्य या अनुमानित वसूली मूल्य, इनमें से जो भी कम है, पर किया जाता है, जिसकी गणना फिक्स्ड इनकम मनी मार्केट एंड डेरीवेटिव्ज एसोसिएशन/प्राइमरी डीलर्स एसोसिएशन ऑफ इंडिया/भारतीय रिज़र्व बैंक के दिशा-निर्देशों के आधार पर की जाती है. स्क्रिपवार मूल्यह्रास का निर्धारण किया जाता है जबकि मूल्यवृद्धि को छोड़ दिया गया है और प्रत्येक स्क्रिप पुस्तक मूल्य परिवर्तित नहीं किया जाता है. राजकोषीय बिलों तथा वाणिज्य पत्रों का मूल्यांकन लागत पर किया जाता है.

PRINCIPAL ACCOUNTING POLICIES

1. **General**

The accompanying financial statements are prepared on the historical cost basis and conform to the statutory provisions and practices prevailing in India in respect of Indian offices and in various foreign countries in respect of foreign offices.

2. **Transactions involving foreign exchange**

2.1 Items of income and expenditure in respect of foreign offices and assets and liabilities in foreign currencies are converted at the rate of exchange prevailing at the close of the year as per Reserve Bank of India (RBI) guidelines.

2.2 Profit or loss on pending forward contracts are accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

2.3 On interest arbitrage currency swaps, the accrued income and expenditure are accounted for as interest income/expenditure.

3. **Gold Banking**

3.1 Closing stock of gold held under Gold Deposit Scheme is valued at market related rates, as per RBI guidelines.

3.2 In case of gold received and silver sent by supplier, on consignment basis, income is recognised at the time of sale.

4. **Investments**

4.1 Investments are classified under (i) 'Held to Maturity' (ii) 'Held for Trading' (iii) 'Available for Sale', as per RBI guidelines.

4.2 Investments under 'Held to Maturity' category are carried at acquisition cost. Wherever the book value is higher than the face value/redemption value, the excess amount is amortised equally over the remaining period of maturity of the security.

4.3 Individual scrips classified under 'Held for Trading' category where market quotations are available are valued at lower of book value or market value. Depreciation is recognised in the revenue account while appreciation is ignored and book value is changed accordingly.

4.4.1 Investments classified under 'Available for Sale' category where market quotations are available are valued at cost or market price, whichever is lower.

4.4.2 Investments classified as 'Available for Sale' where market quotations are not available are valued at lower of cost or estimated realisable price computed as per Fixed Income Money Market and Derivatives Association of India/Primary Dealers Association of India/RBI guidelines. Depreciation scripwise is recognised, while appreciation is ignored and book value of the individual scrip is not changed. Treasury Bills and Commercial Papers are valued at cost.

4.5 ऐसे डिबेंचरों/बांडों के लिए, जिन पर ब्याज/मूलधन नहीं चुकाया गया है, मूल्यह्रास का प्रावधान अलाभकारी अग्रिमों पर लागू विधि (आय निर्धारण तथा आस्ति वर्गीकरण मानदंड) से किया जाता है.

4.6 भारत और विदेश दोनों ही स्थानों की समनुषंगियों एवं संयुक्त उपक्रमों में निवेश, अवधिगत लागत आधार पर, यदि कोई प्रावधान हो, तो उसे घटाकर लिए गए हैं.

4.7 पिछली लेखा अवधि तक क्षेत्रीय ग्रामीण बैंकों द्वारा उठाई गई हानि के लिए किए गए प्रावधानों को घटाकर, भारतीय स्टेट बैंक के निवेश की राशि तक सीमित रखते हुए, उसी अवधि तक क्षेत्रीय ग्रामीण बैंकों में किए गए निवेशों को लेखे में लिया गया है.

4.8 अंशदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है. प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली, कमीशन तथा स्टाम्प शुल्क को राजस्व व्यय माना गया है.

5. अग्रिम

5.1 भारतीय कार्यालय

अग्रिमों के लिए प्रावधान भारतीय रिज़र्व बैंक के दिशा-निर्देशों/निदेशों के अनुसार निम्न प्रकार से किए गए हैं :

5.1.1 सभी अग्रिमों का वर्गीकरण चार श्रेणियों में किया गया है, अर्थात् (क) मानक आस्तियां, (ख) अव-मानक आस्तियां, (ग) संदिग्ध आस्तियां तथा (घ) हानिकर आस्तियां.

5.1.2 अलाभकारी आस्तियों (एनपीए) पर वसूल न किए गए ब्याज को घटाकर, सभी बकाया राशियों के लिए प्रावधान निम्न प्रकार किए गए हैं :

(क) अव-मानक आस्तियों के लिए बकाया राशियों के 10 प्रतिशत तक.

(ख) निर्यात ऋण गारंटी निगम (ई सी जी सी) की योजनाओं के अंतर्गत गारंटी प्रावरण की प्रतिधारण योग्य अथवा वसूली योग्य राशि, यदि कोई हो, घटाने के बाद संदिग्ध आस्तियों के लिए खाता जितने वर्षों तक 'संदिग्ध आस्ति' के रूप में रहा, उतने वर्षों की संख्या (अर्थात एक वर्ष, एक से तीन वर्ष और तीन वर्षों से अधिक) के आधार पर प्रतिभूत भाग के क्रमशः 20/30/50 प्रतिशत और बकाया राशियों के अप्रतिभूत भाग का शत-प्रतिशत.

(ग) राज्य सरकारों द्वारा गारंटीकृत अग्रिमों के संबंध में जहाँ गारंटी मांगी गई है और जिसमें 31 मार्च 2000 तक दो तिमाहियों से अधिक समय तक चूक की गई है, वहाँ प्रतिभूत भाग का 17.5 प्रतिशत और अप्रतिभूत भाग का 100 प्रतिशत प्रावधान किया गया है.

(घ) हानिकर आस्तियों की बकाया राशियों का शत-प्रतिशत.

5.1.3 वर्ष के दौरान जो अग्रिम अलाभकारी आस्तियां हो गए, उन पर गत वर्ष वसूल न किए गए ब्याज के लिए प्रावधान किया गया है.

5.2 विदेश स्थित कार्यालय

5.2.1 प्रावधान करने के लिए इन अग्रिमों का चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है जैसा भारत स्थित कार्यालयों के सम्बन्ध में किया गया है.

4.5 In respect of Debentures/Bonds where interest/principal is not serviced, provision for depreciation is made as per method applicable to Non-Performing Advances (Income Recognition and Asset Classification norms).

4.6 Investments in Subsidiaries and Joint Ventures (both in India and abroad) are valued at historical cost after netting off provisions, if any.

4.7 Investments in Regional Rural Banks (RRBs) are accounted for after netting off the provisions held on account of losses incurred by RRBs up to the previous accounting period restricted to amount of SBI's investment up to that period.

4.8 Brokerage/commission received on subscriptions are deducted from the cost of securities. Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

5. Advances

5.1 Indian Offices

Provisions on advances are arrived at in accordance with RBI guidelines/directives as under:

5.1.1 All advances are classified under four categories i.e. (a) Standard Assets, (b) Sub-standard Assets, (c) Doubtful Assets and (d) Loss Assets.

5.1.2 Provisions are made on all outstandings net of interest not realised on Non-Performing Assets (NPAs), as under:

(a) Sub-standard Assets at 10% of outstandings.

(b) Doubtful Assets at 20%/30%/50% of the secured portion based on the number of years the account remained as 'Doubtful Asset' (i.e. up to one year, one to three years and more than three years respectively) and at 100% of the unsecured portion of the outstandings after netting retainable or realisable amount of the guarantee cover under the schemes of Export Credit Guarantee Corporation (ECGC), if any.

(c) In respect of advances guaranteed by the State Governments, where the guarantee had been invoked and remained in default for more than two quarters as on 31st March 2000, provision of 17.5% of the secured portion and 100% of the unsecured portion has been made.

(d) Loss Assets at 100% of the outstandings.

5.1.3 Unrealised Interest of the Previous Year on advances which became non-performing during the year is provided for.

5.2 Foreign Offices

5.2.1 The advances are classified under four categories in line with Indian Offices for arriving at the provisions.

5.2.2 स्थानीय आवश्यकताओं के अनुसार या भारतीय रिज़र्व बैंक द्वारा भारत स्थित कार्यालयों के लिए निर्धारित मानदंडों के अनुसार, इनमें से जो भी अधिक हों, प्रावधान किए गए हैं.

5.3 अग्रिमों के संबंध में किए गए प्रावधान को तथा अलाभकारी आस्तियों पर वसूल न किए गए ब्याज को कुल अग्रिमों में से घटाया गया है.

5.4 वैश्विक ऋण संविभाग में मानक आस्तियों पर 0.25 प्रतिशत का सामान्य प्रावधान किया गया है.

6. अचल आस्तियां

6.1 परिसर एवं अन्य अचल आस्तियों को अवधिगत लागत के आधार पर लेखे में लिया गया है.

6.2 मूल्यह्रास का प्रावधान ह्रासित मूल्य पद्धति के अनुसार आयकर नियम, 1962 के अन्तर्गत निर्धारित दरों पर किया गया है जिसे प्रबंधन द्वारा उचित समझा गया है. कंप्यूटरों के संबंध में, मूल्यह्रास का प्रावधान 33.33 प्रतिशत वार्षिक दर पर सीधी रेखा पद्धति के आधार पर भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार किया जाता है.

6.3 पट्टे पर लिए गए परिसरों के संबंध में, पट्टे की संदत्त राशि को पट्टे की अवधि के अनुरूप परिशोधित किया गया है.

6.4 विदेश स्थित कार्यालयों में धारित अचल आस्तियों पर मूल्यह्रास का प्रावधान देशों के स्थानीय कानूनों के अनुसार किया गया है.

7. पट्टे पर दी गई आस्तियां

7.1 बैंक द्वारा 31 मार्च 2001 को या इसके पूर्व पट्टे पर दी गई आस्तियों के संबंध में पट्टे पर दी गई आस्तियों का मूल्य और पट्टे पर दी जाने वाली आस्तियों पर अग्रिम के रूप में संदत्त राशियों को क्रमश: "पट्टाकृत आस्तियों" और "चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियां)" के रूप में अचल आस्तियों के अंतर्गत दर्शाया गया है. मूल्यह्रास का प्रावधान कंपनी अधिनियम 1956 के अनुसार सीधी रेखा पद्धति के आधार पर किया गया है और वार्षिक पट्टा-शुल्क एवं मूल्यह्रास का अंतर भारतीय सनदी लेखाकार संस्थान द्वारा जारी दिशा-निर्देशों के अनुसार पट्टा समानीकरण लेखे में लिया गया है.

7.2 बैंक द्वारा 1 अप्रैल 2001 को या उसके पश्चात् पट्टे पर दी गई आस्तियां भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 19 के अनुसार लेखे में ली गई हैं. ये आस्तियाँ "अन्य आस्तियाँ" के अंतर्गत शामिल की गई हैं.

7.3 अलाभकारी पट्टाकृत आस्तियों पर प्रावधान, भारतीय रिज़र्व बैंक दिशा-निर्देशों के अनुसार अग्रिमों के लिए लागू आय-निर्धारण और आस्ति-वर्गीकरण मानदंडों के अनुसार किए गए हैं.

8. राजस्व अभिज्ञान

8.1 भारतीय कार्यालय

निम्नांकित मामलों को छोड़कर, आय एवं व्यय को उपचित आधार पर लेखे में लिया गया है :

8.1.1 भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अलाभकारी आस्तियों पर ब्याज और पट्टा आय का निर्धारण वसूली आधार पर किया जाता है.

8.1.2 प्रतिभूतियों पर 180 दिनों तक अतिदेय रहे ब्याज तथा निवेशों पर अतिदेय ब्याज का निर्धारण वसूली आधार पर किया जाता है.

5.2.2 Provisions are made as per the local requirements or as per Reserve Bank of India norms fixed for Indian Offices, whichever is higher.

5.3 Provisions and interest not realised on NPAs are deducted from total advances.

5.4 General provision of 0.25% is made on Standard Assets in the global loan portfolio.

6. Fixed Assets

6.1 Premises and other fixed assets are accounted for on the historical cost basis.

6.2 Depreciation is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962, considered appropriate by the management. In respect of computers, depreciation is provided for on straight line method @33.33% per annum, as per RBI guidelines.

6.3 In respect of leasehold premises, the lease amount paid is amortised over the period of lease.

6.4 In respect of Fixed Assets held in foreign offices, depreciation is provided as per the local laws of the countries.

7. Assets Given on Lease

7.1 In respect of assets given on lease by the Bank on or before 31st March 2001, the value of the assets given on lease and the amounts paid as advance for assets to be given on lease are disclosed as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively under fixed assets. Depreciation is provided for on straight line method as per the companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is taken to Lease Equalisation Account as per the guidelines issued by the Institute of Chartered Accountants of India (ICAI).

7.2 Assets given on lease by the Bank on or after 1st April, 2001 are accounted for as per Accounting Standard 19 issued by the Institute of Chartered Accountants of India. Such assets are included under "Other Assets".

7.3 Provisions on non-performing leased assets are made on the basis of IRAC norms applicable to advances, as per RBI guidelines.

8. Revenue Recognition

8.1 Indian Offices

Income and expenditure are accounted on accrual basis except in the following cases:

8.1.1 Interest and lease income on Non-Performing Assets are recognised on realisation basis, as per RBI guidelines.

8.1.2 Interest which remains overdue for 180 days on securities and overdue interest on investments is recognised on realisation basis.

8.1.3 कमीशन (आस्थगित भुगतान गारंटियों एवं सरकारी लेनदेन पर कमीशन के अतिरिक्त) एक्सचेंज एवं दलाली का निर्धारण वसूली आधार पर किया जाता है.

8.1.4 अतिदेय बिलों पर ब्याज का निर्धारण भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार वसूली आधार पर किया जाता है.

8.1.5 निवेशों पर लाभांश उनकी प्राप्तियों के आधार पर लिया जाता है.

8.1.6 अवकाश नकदीकरण को भुगतान आधार पर लेखे में लिया जाता है.

8.2 विदेश स्थित कार्यालय

आय का निर्धारण देशों के स्थानीय कानूनों के अनुसार किया गया है.

9. स्टाफ हित-लाभ

वर्ष की समाप्ति पर वास्तविक आधार पर किए गए मूल्यांकन के अनुसार स्टाफ के लिए ग्रेच्युटी/पेंशन राशि तथा सांविधिक अपेक्षाओं के आधार पर भविष्य निधि के लिए प्रावधान किए गए हैं. ग्रेच्युटी/पेंशन/भविष्य निधि के लिए पृथक् निधियाँ स्थापित की गई हैं.

10. आस्थगित राजस्व व्यय (स्वैच्छिक सेवानिवृत्ति योजना से संबंधित)

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अनुग्रह अदायगी तथा स्वैच्छिक सेवानिवृत्ति योजना लागू करने के परिणामस्वरूप ग्रेच्युटी तथा पेंशन की वृद्धिशील देयताओं को आस्थगित राजस्व व्यय माना गया है जिसका परिशोधन 5 वर्ष की अवधि तक समान रूप से किया जाना है.

11. निवल लाभ

निवल लाभ निम्नलिखित प्रकार से निकाला गया है :

11.1 भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 22 के अनुसार आस्थगित कर के लिए समायोजन करके सांविधिक अपेक्षाओं के अनुरूप आयकर के लिए प्रावधान करने के पश्चात्,

11.2 सांविधिक अपेक्षाओं के अनुरूप संपत्ति कर के लिए प्रावधान करने के पश्चात्,

11.3 अग्रिमों के लिए प्रावधान करने के पश्चात्,

11.4 निवेशों के मूल्यों को समायोजित करने के पश्चात्,

11.5 आकस्मिक निधियों में अंतरण करने के पश्चात्,

11.6 अन्य सामान्य एवं आवश्यक प्रावधान करने के पश्चात्.

12. आकस्मिक निधियों को तुलन पत्र में 'अन्य दायित्व और उपबंध' शीर्षक के अंतर्गत समूहित किया जाता है.

8.1.3 Commission (other than on Deferred Payment Guarantees and Government Transactions), exchange and brokerage are recognised on realisation basis.

8.1.4 Interest on overdue bills is recognised on realisation basis, as per RBI guidelines.

8.1.5 Dividends on investments are accounted for as and when received.

8.1.6 Encashment of leave is accounted for on payment basis.

8.2 Foreign Offices

Income is recognised as per the local laws of the countries.

9. Staff Benefits

Provisions are made for gratuity/pension benefits to staff on an actuarial valuation carried out at the year end and for provident fund as per statutory requirements. Separate funds for gratuity/pension/provident fund have been created.

10. Deferred Revenue Expenditure (related to Voluntary Retirement Scheme)

In accordance with the guidelines of RBI, ex gratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme, is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years.

11. Net Profit

The net profit is arrived at after:

11.1 Provisions for income tax in accordance with the statutory requirements with adjustments for deferred tax in terms of Accounting Standard 22 issued by the Institute of Chartered Accountants of India,

11.2 Provision for wealth tax in accordance with the statutory requirements,

11.3 Provisions on advances,

11.4 Adjustments to the value of investments,

11.5 Transfers to contingency funds,

11.6 Other usual and necessary provisions.

12. Contingency funds are grouped in the Balance Sheet under the head "Other Liabilities and Provisions".

भारतीय स्टेट बैंक का 31 मार्च 2002 की स्थिति के अनुसार तुलनपत्र
BALANCE SHEET OF THE STATE BANK OF INDIA AS ON 31ST MARCH 2002

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और दायित्व CAPITAL AND LIABILITIES	अनुसूची Schedule	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
पूंजी Capital	1	526,29,89	526,29,89
आरक्षितियां और अधिशेष Reserves & Surplus	2	14698,08,04	12935,24,14
जमा-राशियां Deposits	3	270560,14,37	242828,38,00
उधार Borrowings	4	9323,94,46	10701,04,18
अन्य दायित्व और उपबंध Other liabilities and provisions	5	53119,78,07	48653,24,84
	जोड़ TOTAL	348228,24,83	315644,21,05

आस्तियां ASSETS	अनुसूची Schedule	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and balances with Reserve Bank of India	6	21872,53,47	18495,86,87
बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice ...	7	43057,63,16	42213,31,68
विनिधान Investments	8	145142,03,17	122876,49,28
अग्रिम Advances	9	120806,46,53	113590,27,08
स्थिर आस्तियां Fixed Assets	10	2415,22,73	2593,30,18
अन्य आस्तियां Other Assets	11	14934,35,77	15874,95,96
	जोड़ TOTAL	348228,24,83	315644,21,05
समाश्रित दायित्व Contingent liabilities	12	रु. Rs. 102212,98,48	रु. Rs. 83668,98,25
संग्रहण के लिए बिल Bills for collection		रु. Rs. 10176,60,49	रु. Rs. 8080,32,19

टिप्पणियां :

1. विदेशी मुद्रा लेनदेनों तथा वर्ष के अंत में उनके रूपान्तरण के संबंध में बैंक, भारतीय सनदी लेखाकार संस्थान के लेखा मानक 11 के बजाय भारतीय विदेशी मुद्रा व्यापारी संघ/भारतीय रिज़र्व बैंक के दिशा-निर्देश जो कि अनिवार्य हैं, का निरंतर पालन कर रहा है.

2. चूँकि बैंक का कर्मचारी अपनी सेवा की अवधि के दौरान अपने अनुपयोजित अवकाश का नकदीकरण करा सकता है, अत: उस सीमा तक भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 15 लागू नहीं होता है तथा सेवानिवृत्ति के समय, कर्मचारियों द्वारा संचित अवकाश के नकदीकरण की सुविधा पर हुए व्यय को भुगतान आधार पर लेखे में लिया जाता है. तथापि, यह मामला भारतीय रिज़र्व बैंक और भारतीय सनदी लेखाकार संस्थान के विचाराधीन है.

3. दिनांक 31 मार्च 2002 को समाप्त वर्ष के लिए बैंक का पूंजी पर्याप्तता अनुपात 13.35% रहा (31 मार्च, 2001 के लिए 12.79%). इस अनुपात का परिकलन भा.रि.बैं. द्वारा जारी दिशा-निर्देशों/निदेशों के आधार पर किया गया है, जिनमें निम्नलिखित शामिल हैं:

	31 मार्च 2002	31 मार्च 2001
श्रेणी I पूंजी	9.22%	8.58%
श्रेणी II पूंजी	4.13%	4.21%

4. दिनांक 31 मार्च 2002 को निवल अलाभकारी आस्तियां, निवल अग्रिमों का 5.63% है (31 मार्च 2001 को 6.03%).

5. लाभ एवं हानि खाते में 'व्यय' शीर्ष के अन्तर्गत सम्मिलित "उपबंध और आकस्मिक व्यय" मद का विवरण :

		(रु. करोड़ में) 2001-2002	(रु. करोड़ में) 2000-2001
क)	आयकर के लिए प्रावधान : (चालू कर)	1602.57	971.00
ख)	आयकर के लिए प्रावधान : (आस्थगित कर)	335.05 (जमा)	—
ग)	अन्य करों के लिए प्रावधान	0.45	0.36
घ)	अलाभकारी आस्तियों के लिए किए गए प्रावधान की राशि	2153.10	1432.53
ङ)	i) वैश्विक ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	18.04	37.95
ङ)	ii) 90 दिनों के बकाया ऋणों संबंधी मानदंडों के लिए मानक आस्तियों पर तदर्थ प्रावधान	33.59	—
च)	भारत में किए गए निवेशों में मूल्यह्रास	176.89	140.19 (जमा)
छ)	विदेश स्थित कार्यालयों के निवेशों में मूल्यह्रास	21.60	24.00
ज)	अन्य	57.98 (जमा)	36.88
	योग	3613.21	2362.53

6. क) वर्ष 1999-2000 के दौरान, बैंक ने अपनी श्रेणी - II की पूंजी को बढ़ाने के लिए कुल रु 935.87 करोड़ के 10.80 प्रतिशत प्रति वर्ष के स्थायी दर पर अर्धवार्षिक रूप से देय निजी स्थापन द्वारा अप्रतिभूत, गौण ब्याज दर वाले बाण्ड जारी किए जिनमें से प्रत्येक बाण्ड रु. 1,00,000/- के अंकित मूल्य का था. ये बाण्ड आबंटन की तिथि से 63 मास के पश्चात् सममूल्य पर प्रतिदेय हैं. 31 मार्च 2002 को बकाया बाण्डों का अंकित मूल्य रु. 935.87 करोड़ है (31 मार्च 2001 को रु.935.87 करोड़).

ख) वर्ष 2000-2001 के दौरान, बैंक ने कुल रु. 2500.00 करोड़ रुपये के उद्दिष्ट निजी स्थापन द्वारा अप्रतिभूत, गौण बांड निम्नानुसार जारी किए जिनमें से प्रत्येक का अंकित मूल्य रु. 10,00,000/- है और जो नकद सममूल्य पर प्रतिदेय हैं:

(i) रु.824.80 करोड़ के 11.55 प्रतिशत नियत वार्षिक दर पर देय हैं और आबंटन की तिथि से 63 मास पश्चात सममूल्य पर प्रतिदेय हैं.

(ii) रु.1675.20 करोड़ के 11.90 प्रतिशत नियत वार्षिक दर पर देय हैं और आबंटन की तिथि से 87 मास पश्चात् सममूल्य पर प्रतिदेय हैं. 31 मार्च 2002 को उपर्युक्त बकाया बांडों का मूल्य रु. 2500.00 करोड़ रुपये है. (31 मार्च 2001 को रु. 2500.00 करोड़).

ग) वर्ष 2000-2001 के दौरान बैंक ने अप्रतिभूत एवं गौण ऋण की राशि यूरो 5.113 मिलियन तक बढ़ाई जो 108 माह के पश्चात 6.5% नियत वार्षिक दर पर प्रतिदेय हैं. 31 मार्च 2002 को बकाया ऋण की राशि यूरो 5.113 मिलियन है (रु. 21.79 करोड़ के बराबर) (31 मार्च, 2001 को यूरो 5.113 मिलियन, रु. 20.98 करोड़ के बराबर).

7. व्यवसाय अनुपात

	2001-2002	2000-2001
i) कार्यशील निधियों की तुलना में प्रतिशत के रूप में ब्याज आय	9.01%	8.70%
ii) कार्यशील निधियों की तुलना में प्रतिशत के रूप में ब्याजेतर आय	1.26%	1.34%
iii) कार्यशील निधियों की तुलना में प्रतिशत के रूप में प्रचालन लाभ	1.83%	1.33%
iv) आस्तियों पर आय	0.70%	0.50%
v) प्रति कर्मचारी व्यवसाय (जमाराशियां एवं अग्रिम) (रुपये हजार में)	17301	13658
vi) प्रति कर्मचारी लाभ (रुपये हजार में)	115.82	70

NOTES:

1. In respect of Foreign Exchange transactions and their year-end translation, the Bank is consistently following FEDAI/RBI guidelines, which are mandatory, instead of the Accounting Standard 11 of the Institute of Chartered Accountants of India.

2. Since employees of the Bank can encash unavailed leave during the period of service, the Accounting Standard 15 issued by the Institute of Chartered Accountants of India does not apply to that extent, and the expenses on encashment of accumulated leave by employees at the time of retirement are accounted for on payment basis. However, the matter is under consideration of Reserve Bank of India and Institute of Chartered Accountants of India.

3. The Capital Adequacy Ratio of the Bank is 13.35% as at 31st March 2002 (12.79% as at 31st March 2001). The ratio, arrived at on the basis of guidelines/directives issued by the RBI, comprises :

	31st March 2002	31st March 2001
Tier I Capital	9.22%	8.58%
Tier II Capital	4.13%	4.21%

4. Net NPAs to Net Advances as at 31st March 2002 is 5.63% (6.03% as at 31st March 2001).

5. Break-up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

		(Rs. in Crore) 2001-2002	(Rs. in Crore) 2000-2001
a)	Provision for Income Tax : (current tax)	1602.57	971.00
b)	Provision for Income Tax : (deferred tax)	335.05 (Credit)	—
c)	Provision for other taxes	0.45	0.36
d)	Amount of provision made against NPAs	2153.10	1432.53
e)i)	General provision on Standard Assets in the global loan portfolio	18.04	37.95
e)ii)	Ad hoc provision on Standard Assets for 90 days delinquency norms	33.59	—
f)	Depreciation in the value of Investments in India	176.89	140.19 (Credit)
g)	Depreciation in the value of Investments in Foreign Offices	21.60	24.00
h)	Others	57.98 (Credit)	36.88
	Total	3613.21	2362.53

6. (a) During 1999-2000, the Bank issued by way of private placement, unsecured, subordinated bonds of the face value of Rs. 1,00,000/- each for cash at par at a fixed rate of 10.80% p.a., payable semi annually, for an aggregate amount of Rs. 935.87 crore to augment its Tier II capital. The Bonds are redeemable at par at the end of 63 months from the date of allotment. The face value of Bonds outstanding as at 31st March 2002 is Rs. 935.87 crore (Rs. 935.87 crore as at 31st March 2001).

(b) During 2000-2001, the Bank issued by way of structured private placement, unsecured, subordinated bonds of the face value of Rs. 10,00,000/- each for cash at par for an aggregate amount of Rs. 2500.00 crore, as under:

(i) Rs. 824.80 crore at a fixed rate of 11.55% p.a. payable annually, and redeemable at par at the end of 63 months from the date of allotment,

(ii) Rs. 1675.20 crore at a fixed rate of 11.90% p.a. payable annually, and redeemable at par at the end of 87 months from the date of allotment. The face value of the above Bonds outstanding as at 31st March 2002 is Rs. 2,500.00 crore (Rs. 2500.00 crore as at 31st March 2001).

(c) During 2000-2001, the Bank raised unsecured, subordinated loan amounting to Euro 5.113 million, at a fixed rate of 6.5% p.a. redeemable at par at the end of 108 months. The loan amount outstanding as at 31st March 2002 is Euro 5.113 million (Rupee equivalent 21.79 crore) (Euro 5.113 million as at 31st March 2001. Rupee equivalent 20.98 crore).

7. Business ratios:

	2001-2002	2000-2001
i) Interest Income as a percentage to Working Funds	9.01%	8.70%
ii) Non-Interest Income as a percentage to Working Funds	1.26%	1.34%
iii) Operating Profit as a percentage to Working Funds	1.83%	1.33%
iv) Return on Assets	0.70%	0.50%
v) Business (Deposits and Advances) per employee (Rs. in Thousand)	17301	13658
vi) Profit per employee (Rs. in Thousand)	115.82	70

8. भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अतिरिक्त प्रकटीकरण :
Additional disclosures in terms of RBI guidelines:

क) 31 मार्च, 2002 की स्थिति के अनुसार परिपक्वता का स्वरूप (देशीय परिचालन) :
a) Maturity Pattern as on 31st March 2002 (Domestic Operations) :

(रुपये करोड़ में)
(Rs. in Crore)

	1-14 दिन 1-14 days	15-28 दिन 15-28 days	29 दिन - 3 मास 29 days - 3 months	3 मास से अधिक किंतु 6 मास तक Over 3 months to 6 months	6 मास से अधिक किंतु 12 मास तक Over 6 months to 12 months	1 वर्ष से अधिक किंतु 3 वर्ष तक Over 1 year to 3 years	3 वर्ष से अधिक किंतु 5 वर्ष तक Over 3 years to 5 years	5 वर्ष से अधिक Over 5 years	योग Total
ऋण एवं अग्रिम (रुपयों में आंका गया) Loans and Advances (Rupee denominated)	21425.14 (13669.88)	9935.54 (3280.48)	10967.07 (5173.75)	1292.86 (3296.41)	2273.55 (14034.65)	27897.65 (34583.71)	9765.91 (6209.51)	15406.68 (12629.18)	98964.40 (92877.57)
निवेश प्रतिभूतियां (रुपयों में आंकी गयी) Investment securities (Rupee denominated)	7635.41 (7005.41)	879.36 (497.30)	4493.67 (4370.42)	7151.01 (4862.52)	5360.72 (2059.26)	30085.18 (25865.09)	22269.08 (15579.62)	62598.62 (58675.92)	140473.05 (118915.54)
जमाराशियां (रुपयों में आंकी गयी) Deposits (Rupee denominated)	17413.63 (18415.88)	1592.97 (3726.80)	3104.74 (6846.98)	4532.24 (9944.25)	9407.13 (14638.21)	159207.22 (127429.95)	46803.83 (37579.77)	7252.78 (5077.75)	249314.54 (223659.59)
उधार राशियां (रुपयों में आंकी गयी) Borrowings (Rupee denominated)	0.08 (28.27)	0.90 (0.00)	26.13 (17.95)	33.23 (262.71)	338.89 (294.46)	732.75 (1006.97)	907.17 (588.44)	114.68 (338.61)	2153.83 (2537.41)
विदेशी मुद्रा आस्तियां Foreign currency assets	17396.38 (19007.83)	2029.23 (1292.59)	5714.82 (4623.93)	4045.35 (2511.00)	1737.32 (826.53)	624.69 (789.15)	43.58 (309.99)	308.04 (336.24)	31899.41 (29697.26)
विदेशी मुद्रा देयताएं Foreign currency liabilities	7874.64 (7857.06)	198.68 (117.70)	1037.14 (538.25)	1704.15 (872.05)	4306.23 (2627.52)	5330.35 (6493.80)	95.99 (0.56)	0.00 (0.82)	20547.18 (18507.76)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2001 के हैं)
(उपर्युक्त आंकड़ों के संकलन में भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार कुछ पूर्वानुमानों के आधार पर आकलन किए गए हैं जिन्हें लेखा-परीक्षकों ने विश्वसनीय माना है)
(Figures in brackets pertain to 31st March 2001)
(In compiling the above data, certain assumptions as per RBI guidelines and estimates have been made and relied upon by auditors)

ख) 31 मार्च, 2002 की स्थिति के अनुसार परिपक्वता का स्वरूप (विदेश स्थित कार्यालयों का परिचालन)
b) Maturity Pattern as on 31st March 2002 (Operations of Foreign Offices)

(रुपये करोड़ में)
(Rs. in Crore)

	1-7 दिन 1-7 days	8-14 दिन 8-14 days	15-28 दिन 15-28 days	29 दिन एवं 3 मास तक 29 days and up to 3 months	3 मास से अधिक एवं 6 मास तक Over 3 months and up to 6 months	6 मास से अधिक एवं एक वर्ष तक Over 6 months and up to 1 year	एक वर्ष से अधिक एवं 3 वर्ष तक Over 1 year and up to 3 years	3 वर्ष से अधिक एवं 5 वर्ष तक Over 3 years and up to 5 years	5 वर्ष से अधिक Over 5 years	योग Total
आस्तियां Assets	6193.04 (5573.46)	387.62 (1674.06)	4282.92 (3268.08)	3146.84 (3730.61)	3811.60 (3636.32)	1985.77 (1155.96)	4298.04 (4642.42)	1728.90 (2272.35)	3590.43 (2547.66)	29425.16 (28500.92)
देयताएं Liabilities	5822.69 (7685.15)	377.55 (2229.69)	6524.63 (2290.68)	4928.35 (5323.24)	3801.07 (4614.08)	1113.17 (1463.76)	2338.02 (2110.05)	478.24 (477.85)	4041.44 (2306.42)	29425.16 (28500.92)

(कोष्ठक में दिए गए आंकड़े 31 मार्च 2001 के है)
(Figures in brackets pertain to 31st March 2001)

ग) संवेदनशील क्षेत्रों को उधार:

(रु. करोड़ में)

	देशीय परिचालन		विदेश स्थित कार्यालय	
	31 मार्च 2002	31 मार्च 2001	31 मार्च 2002	31 मार्च 2001
पूंजी बाजार क्षेत्र (शेयरों की प्रतिभूति/संपार्श्विक प्रतिभूति पर कुल अग्रिम)	156.22	35.07	0.57	71.43
स्थावर संपदा क्षेत्र	193.95	978.29	75.29	73.56

(c) Lending to sensitive sectors:

(Rs, in Crore)

	Domestic Operations		Foreign Offices	
	31st March 2002	31st March 2001	31st March 2002	31st March 2001
Capital Market Sector (Total advances against security/collateral of shares)	156.22	35.07	0.57	71.43
Real Estate Sector	193.95	978.29	75.29	73.56

घ) अलाभकारी आस्तियों में परिवर्तन (रु. करोड़ में)

	2001-2002	2000-2001
वर्ष के प्रारंभ में सकल अलाभकारी आस्तियां	15874.97	15246.29
जोड़े : वर्ष के दौरान वृद्धि	4170.25	4352.48
घटाएं : वर्ष के दौरान कटौतियां	4559.37	3723.80
वर्ष के अंत में सकल अलाभकारी आस्तियां	15485.85	15874.97
वर्ष के अंत में निवल अलाभकारी आस्तियां	6810.28	6856.26

ङ) शेयरों आदि में निवेश (रु. करोड़ में)

	31 मार्च 2002	31 मार्च 2001
i) ईक्विटी शेयरों मे निवेश	971.12	988.75
ii) परिवर्तनीय बांडों एवं डिबेंचरों में निवेश	31.48	32.72
iii) ईक्विटी आधारित पारस्परिक निधियों की इकाइयां	397.19	738.83

च) वर्ष 2001-2002 के दौरान पुनर्संरचना के अध्यधीन ऋण आस्तियां (रु. करोड़ में)

	कारपोरेट ऋण पुनर्संरचना योजना को छोड़कर	कारपोरेट ऋण पुनर्संरचना योजना के अन्तर्गत	योग
i) पुनर्संरचना के अध्यधीन मानक आस्तियों की राशि	863.78 (352.42)	151.98 (—)	1015.76 (352.42)
ii) पुनर्संरचना के अध्यधीन अवमानक आस्तियों की राशि	146.68 (179.75)	— (—)	146.68 (179.75)
iii) पुनर्संरचना के अध्यधीन संदिग्ध आस्तियों की राशि	154.69 (31.47)	— (—)	154.69 (31.47)
योग	1165.15 (563.64)	151.98 (—)	1317.13 (563.64)

(कोष्ठक में दिये गए आंकड़े 31 मार्च 2001 के हैं.)

9) 31 मार्च 2002 को समाप्त वर्ष से प्रभावी भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार अतिरिक्त प्रकटीकरण:

(क) अलाभकारी आस्तियों और निवेशों में मूल्यह्रास के प्रति किए गए प्रावधानों में परिवर्तन (रु. करोड़ में)

	अलाभकारी आस्तियों के लिए प्रावधान (मानक आस्तियों पर प्रावधानों को छोड़कर)	निवेशों पर मूल्यह्रास के लिए प्रावधान
प्रारंभिक शेष (1 अप्रैल 2001 को)	7350.50	678.50
जोड़ें : वर्ष के दौरान किए गए प्रावधान	2165.79	367.47
घटाएं : अपलेखन, अतिरिक्त प्रावधानों का प्रतिलेखन	2357.76	195.18
संवरण शेष (31 मार्च 2002 को)	7158.53	850.79

(ख) 31 मार्च 2002 को मार्जिन व्यापार के लिए शेयर दलालों को उपलब्ध कराया गया कुल वित्त:निरंक

10. पात्र कर्मचारियों के लिए बैंक ने वर्ष 2001-2002 के दौरान स्वैच्छिक सेवानिवृत्ति योजना लागू की. इस पर कुल खर्च रु. 2271.24 करोड़ हुआ. इसमें से कुल रु. 853.19 करोड़ की राशि वित्तीय वर्ष 2000-01 के लाभ और हानि खाते को प्रभारित की गई. शेष राशि में से रु. 354.51 करोड़ की राशि वित्तीय वर्ष 2001-02 के लाभ तथा हानि खाते को प्रभारित की गई है. रु. 1063.54 करोड़ की बाकी राशि आस्थगित राजस्व खर्च के रूप में मानी जा रही है. इसे अनुसूची 11 "अन्य आस्तियां" के अंतर्गत शामिल किया गया है, जिसे भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार और 3 वर्ष की अवधि तक समान रूप से परिशोधित किया जाना है.

11. लेखा मानक 17 के अनुसार खंडवार सूचना

बैंक ने निम्नांकित प्राथमिक खंडों का चयन किया है:

क) राष्ट्रीय बैंकिंग समूह (एनबीजी) में भारत में स्थित कारपोरेट बैंकिंग समूह (सीबीजी) के अधीन की शाखाओं को छोड़कर अन्य शाखाएं/कार्यालय शामिल है.

ख) सीबीजी में पट्टा और परियोजना वित्त सहित कारपोरेट बैंकिंग समूह खाते शामिल हैं.

ग) राजकोषीय परिचालन (देशीय)

घ) अंतरराष्ट्रीय बैंकिंग समूह (आईबीजी) में विदेश स्थित कार्यालयों के परिचालन और विदेश विभाग के विदेशी मुद्रा परिचालन शामिल हैं.

निम्नांकित खंडों को द्वितीयक खंड के रूप मे अभिनिर्धारित किया गया है.

क) भारतीय परिचालन (इसमें देशीय कार्यालयों के परिचालन शामिल हैं).

ख) विदेशी परिचालन (इसमें विदेश स्थित कार्यालयों के परिचालन शामिल हैं).

11.1 अंतर खंडीय अंतरणों का मूल्य-निर्धारण

राष्ट्रीय बैंकिंग समूह (एनबीजी) प्रमुख संसाधन-संग्रहण इकाई है, अन्य खंड (सीबीजी/देशीय राजकोष) एनबीजी द्वारा उन्हें उधार दी गई निधियों के लिए उसके द्वारा वहन की गई निधियों की औसत लागत को मद्देनजर रखते हुए प्रतिपूर्ति करते हैं. एनबीजी द्वारा वहन की गई निधियों की लागत में प्रत्यक्ष ब्याज लागत और अन्य अप्रत्यक्ष लागत दोनों शामिल हैं.

11.2 व्ययों का आबंटन:

क) शाखाओं में किए गए व्यय उस खंड के अंतर्गत लिए जाते हैं, जिससे शाखा संबंधित है.

ख) कारपोरेट केंद्र की संस्थापनाओं में किए गए खंड-विशेष से सीधे संबंधित व्यय संबंधित खंड को आबंटित किए जाते हैं.

ग) खंड-विशेष से सीधे संबंध न रखने वाले व्यय कर्मचारियों की संख्या/सीधे संबंधित व्ययों के अनुपात के आधार पर आबंटित किए जाते हैं.

(d) Movements in NPAs (Rs. in Crore)

	2001-2002	2000-2001
Gross NPAs as at the beginning of the year	15874.97	15246.29
Add: Additions during the year	4170.25	4352.48
Less: Reductions during the year	4559.37	3723.80
Gross NPAs as at the end of the year	15485.85	15874.97
Net NPAs as at the end of the year	6810.28	6856.26

(e) Investments in Shares, etc.

	31st March 2002	31st March 2001
(i) Investments in equity shares	971.12	988.75
(ii) Investments in convertible bonds & debentures	31.48	32.72
(iii) Units of equity oriented mutual funds	397.19	738.83

(f) Loan Assets subjected to restructuring during the year 2001-02

	Other than under Corporate Debt Restructuring Scheme	Under Corporate Debt Restructuring Scheme	Total
(i) Amount of Standard Assets subjected to restructuring	863.78 (352.42)	151.98 (—)	1015.76 (352.42)
(ii) Amount of Sub-standard Assets subjected to restructuring	146.68 (179.75)	— (—)	146.68 (179.75)
(iii) Amount of Doubtful Assets subjected to restructuring	154.69 (31.47)	— (—)	154.69 (31.47)
Total	1165.15 (563.64)	151.98 (—)	1317.13 (563.64)

(Figures in brackets pertain to 31st March, 2001)

9. Additional disclosures as per RBI guidelines with effect from the year ended 31st March 2002:

(a) Movement of provisions held towards NPAs and depreciation on investments

(Rs. in Crore)

	Provisions for NPAs (excluding provisions on standard assets)	Provision for depreciation on investments
Opening Balance (as on 1st April 2001)	7350.50	678.50
ADD : Provisions made during the year	2165.79	367.47
LESS : Write off, write back of excess provisions	2357.76	195.18
Closing Balance (as on 31st March 2002)	7158.53	850.79

b) Total finance extended to stockbrokers for Margin Trading as on 31st March 2002 : NIL

10. The Bank implemented a Voluntary Retirement Scheme (VRS) for eligible employees during FY 2000-01. Expenditure thereof aggregated to Rs. 2271.24 crore, of which Rs. 853.19 crore was charged to the Profit and Loss Account of FY 2000-01. Of the balance, an amount of Rs. 354.51 crore has been charged to the Profit and Loss Account of FY 2001-02. The remaining amount of Rs. 1063.54 crore is being treated as deferred revenue expenditure included under Schedule 11 "Other Assets", to be amortised equally over a further period of 3 years in accordance with RBI guidelines.

11. Segmental reporting as per Accounting Standard 17

The following Segments have been identified as Primary Segments:

a) National Banking Group (NBG) comprising branches/offices in India except branches under Corporate Banking Group (CBG)

b) CBG comprising Corporate Banking Group accounts including Leasing and Project Finance

c) Treasury Operations (Domestic)

d) International Banking Group (IBG) comprising the operations of Foreign Offices and forex operations of Foreign Department.

The following segments have been identified as Secondary Segments:

a) Indian Operations (consisting of Domestic Offices)

b) Foreign Operations (consisting of Foreign Offices)

11.1 Pricing of inter segmental transfers:

The NBG is the primary resource mobilizing unit, the other segments (CBG/Domestic Treasury) compensate the NBG for funds lent by the NBG to them taking into consideration, the average cost of funds incurred by the NBG. The cost of funds incurred by NBG includes both direct interest cost and other indirect cost.

11.2 Allocation of Expenses:

a) Expenses incurred at branches are taken to the respective segment to which the branch belongs.

b) Expenses incurred at Corporate Centre establishments directly attributable to a particular segment are allocated to relevant segment.

c) Expenses not directly attributable to specific segments are allocated on the basis of number of employees/ratio of directly attributable expenses.

11.3 प्राथमिक खंड प्रकटीकरण
Primary Segment Disclosures

(रु. करोड़ में)
(Rs. in Crore)

	राष्ट्रीय बैंकिंग समूह NBG	कारपोरेट बैंकिंग समूह CBG	राजकोषीय परिचालन (देशीय) Treasury Operations (Domestic)	अन्तर्राष्ट्रीय बैंकिंग समूह IBG	निरसन Eliminations	योग Total
1. राजस्व REVENUE						
बाह्य ग्राहकों से प्राप्त राजस्व Revenue from External Customers	12471.74	1918.02	17743.27	1748.87	—	33881.90
अंतर खंड राजस्व Inter Segment Revenue`	15900.46	—	—	—	15900.46	—
कुल राजस्व Total Revenue	28372.20	1918.02	17743.27	1748.87	15900.46	33881.90
2. परिणाम RESULT						
खंड परिणाम Segment Result	2345.16	449.58	932.83	266.77	—	3994.34
अनाबंटित कारपोरेट व्यय (अनाबंटित कारपोरेट राजस्व घटाकर) Unallocated corporate expenses (net of unallocated corporate revenue)	—	—	—	—	—	294.75
कर पूर्व लाभ Profit before taxes	—	—	—	—	—	3699.59
कर हेतु प्रावधान Provision for taxes	—	—	—	—	—	1267.97
निवल लाभ Net Profit	—	—	—	—	—	2431.62
3. खंड आस्तियां Segment Assets	257196.64	29031.43	157895.90	47148.53	146810.02	344462.48
4. अनाबंटित कारपोरेट आस्तियां Unallocated Corporate Assets	—	—	—	—	—	3765.77
5. कुल आस्तियां Total Assets	257196.64	29031.43	157895.90	47148.53	146810.02	348228.25
6. खंड देयताएं Segment Liabilities	249509.85	26221.01	155659.44	44657.82	148035.52	328012.60
7. अनाबंटित कारपोरेट देयताएं Unallocated Corporate Liabilities	—	—	—	—	—	4991.27
8. कुल देयताएं Total Liabilities	249509.85	26221.01	155659.44	44657.82	148035.52	333003.87
9. पूंजी व्यय Capital Expenditure	343.17	0.86	1.20	19.99	—	365.22
10. मूल्यह्रास Depreciation	256.91	151.58	1.40	15.07	—	424.96
11. मूल्यह्रास को छोड़कर गैर-नकदी व्यय Non-Cash Expenses other than Depreciation	—	—	—	—	354.51	354.51

11.4 द्वितीयक खंड प्रकटीकरण

(रु.करोड़ में)

	देशीय परिचालन	विदेशी परिचालन	योग
1. बाह्य ग्राहकों से प्राप्त खंड राजस्व	32479.35	1402.55	33881.90
2. खंड आस्तियां	319462.77	28765.48	348228.25
3. पूंजी व्यय	345.23	19.99	365.22

12. लेखा मानक 18 के अनुसार संबंधित पार्टी प्रकटीकरण :

क. बैंक की संबंधित पार्टियां

i) अनुषंगियां :
1. स्टेट बैंक ऑफ बीकानेर एंड जयपुर
2. स्टेट बैंक ऑफ हैदराबाद
3. स्टेट बैंक ऑफ इंदोर
4. स्टेट बैंक ऑफ मैसूर
5. स्टेट बैंक ऑफ पटियाला
6. स्टेट बैंक ऑफ सौराष्ट्र
7. स्टेट बैंक ऑफ त्रावणकोर
8. एस बी आई कमर्शियल एंड इंटरनेशनल बैंक लि.
9. एस बी आई कैपिटल मार्केट्स लि.
10. एस बी आई गिल्ट्स लि.
11. एस बी आई फंड्स मैनेजमेंट (प्रा.) लि.

11.4 Secondary Segment Disclosures

(Rs. in Crore)

	Domestic Operations	Foreign Operations	Total
1. Segment revenue from external customers	32479.35	1402.55	33881.90
2. Segment Assets	319462.77	28765.48	348228.25
3. Capital Expenditure	345.23	19.99	365.22

12. Related Party Disclosures as per Accounting Standard 18

A. Bank's Related Parties:

a) Subsidiaries:
1. State Bank of Bikaner & Jaipur
2. State Bank of Hyderabad
3. State Bank of Indore
4. State Bank of Mysore
5. State Bank of Patiala
6. State Bank of Saurashtra
7. State Bank of Travancore
8. *SBI Commercial & Intnl. Bank Ltd.*
9. SBI Capital Markets Ltd.
10. SBI Gilts Ltd.
11. SBI Funds Management (P) Ltd.

12. एस बी आई फैक्टर्स एंड कमर्शियल सर्विसेज़ (प्रा.) लि.
13. एस बी आई सिक्युरिटीज लि.
14. एस बी आई लाइफ इंश्योरेंस कंपनी
15. एस बी आई कार्ड्स एंड पेमेंट सर्विसेज़ लि.
16. एस बी आई (कनाडा)
17. एस बी आई (कैलिफोर्निया)
18. एस बी आई इंटरनेशनल मारीशस लि.
19. इंडो नाइजीरियन मर्चेंट बैंक लि.
20. एस बी आई सर्विकोज़ लिमिटाडा, ब्राजील
21. एस बी आई फाइनैंस, न्यूयार्क

ii) सहयोगी/संयुक्त उपक्रम :
1. डिस्काउंट एंड फाइनैंस हाउस ऑफ इंडिया
2. क्लियरिंग कारपोरेशन ऑफ इंडिया लि.
3. क्षेत्रीय ग्रामीण बैंक
4. क्रेडिट इन्फॉर्मेशन ब्यूरो ऑफ इंडिया लि.
5. जी ई कैपिटल बिज़नेस प्रॉसेस मैनेजमेंट सर्विसेज प्राइवेट लि.
6. नेपाल एसबीआई लि.
7. बैंक ऑफ भूटान
8. एसबीआई होम फाइनैंस लि.

iii) बैंक के प्रमुख प्रबंधन कार्मिक :
1. श्री जानकी बल्लभ, अध्यक्ष
2. श्री वाई. राधाकृष्णन, प्रबंध निदेशक
3. श्री एस. गोविंदराजन, प्रबंध निदेशक

ख. उपर्युक्त में से निम्नलिखित संबद्ध पार्टी संबंध है जिनका प्रकटीकरण लेखा मानक-18 के अनुसार किया जाना अपेक्षित है :
i. क्रेडिट इन्फारमेशन ब्यूरो ऑफ इंडिया लि. (सीआईबीआईएल)
ii. जी ई कैपिटल बिज़नेस प्रॉसेस मैनेजमेंट सर्विसेज़ प्राइवेट लि. (जीईसीबीपीएमएल)
iii. एसबीआई होम फाइनैंस लि. (एसबीआईएचएफएल)
iv. नेपाल एसबीआई लि. (एनएसबीएल)
v. बैंक ऑफ भूटान (बीओबीएच)
vi. श्री जानकी बल्लभ, अध्यक्ष
vii. श्री वाई. राधाकृष्णन, प्रबंध निदेशक
viii. श्री एस. गोविंदराजन, प्रबंध निदेशक

अन्य संबद्ध पार्टियां सरकार द्वारा नियंत्रित उद्यम हैं तथा लेखा मानक-18 के अनुच्छेद 9 के अनुसार कोई प्रकटीकरण अपेक्षित नहीं है. इसके अतिरिक्त, लेखा मानक-18 के अनुच्छेद 5 के अनुसार उन लेनदेनों का प्रकटीकरण अपेक्षित नहीं है जो बैंकर-ग्राहक संबंध के रूप में हैं. भारतीय स्टेट बैंक के उपर्युक्त आठ संबद्ध पार्टियों के साथ गैर बैंककारी लेनदेन नीचे दिए जा रहे हैं :

ग. लेनदेन (जो बैंकर-ग्राहक संबंध के रूप में नहीं है) :

(रु. हजार में)

मद	सहयोगी	प्रमुख प्रबंधन कार्मिक (केएमपी)	प्रमुख प्रबंधन कार्मिक के रिश्तेदार
शेयर पूंजी में निवेश	20,99,09	—	—
प्राप्त कमीशन	24	—	—
जारी ड्राफ्टों पर विनिमय	3	—	—
प्राप्त भाटक	1	—	—
संदत्त विविध व्यय	7	—	—
प्राप्त लाभांश	60,00	—	—
निदेशकों का प्राप्त बैठक-शुल्क	34	—	—
एटीएम कार्डों की व्यवस्था हेतु संदत्त प्रभार	3,28,06	—	—
प्रमुख प्रबंधन कार्मिकों को संदत्त वेतन व भत्ते एवं अनुलाभ	—	14,64	—

13. 1.4.2001 से पट्टे पर दी गई और लेखा मानक 19 के अनुसार लेखे में ली गई आस्तियां

(रु. करोड़ में)

पट्टों में कुल सकल निवेश		154.83
31.3.2002 की स्थिति के अनुसार प्राप्य न्यूनतम पट्टे का वर्तमान मूल्य		
• 1 वर्ष से कम	24.03	
• 1 से 5 वर्ष	67.93	
• 5 वर्ष तथा अधिक	10.70	
योग		102.66
अनर्जित वित्त आय का वर्तमान मूल्य		28.70

14. लेखा मानक 20 के अनुसार प्रति शेयर उपार्जन
मूल रु. 46.20 (निवल लाभ रु. 2431.62/भारित ईक्विटी शेयरों की औसत संख्या)
ह्रसित रु. 46.20 (ह्रास की संभावना वाले कोई ईक्विटी शेयर नहीं है)

12. SBI Factors & Commerce Services (P) Ltd.
13. SBI Securities Ltd.
14. SBI Life Insurance Company
15. SBI Cards & Payment Services Ltd.
16. SBI (Canada)
17. SBI (California)
18. SBI International Mauritius Ltd.
19. Indo-Nigerian Merchant Bank Ltd.
20. SBI Servicos Limitada, Brazil
21. SBI Finance, New York

b) Associates/Joint Ventures :
1. Discount & Finance House of India
2. Clearing Corporation of India Ltd.
3. Regional Rural Banks
4. Credit Information Bureau of India Ltd.
5. GE Capital Business Process Management Services Private Ltd.
6. Nepal SBI Ltd.
7. Bank of Bhutan
8. SBI Home Finance Ltd.

c) Key Management Personnel of the Bank :
1. Shri Janki Ballabh, Chairman
2. Shri Y. Radhakrishnan, Managing Director
3. Shri S. Govindarajan, Managing Director

B. Out of the above, the following are the Related Party Relationships in respect of which disclosures are required to be made in terms of AS-18 :
i. Credit Information Bureau of India Ltd. (CIBIL)
ii. GE Capital Business Process Management Services Pvt. Ltd. (GECBPML)
iii. SBI Home Finance Ltd. (SBIHFL)
iv. Nepal SBI Ltd. (NSBL)
v. Bank of Bhutan (BOBH)
vi. Shri Janki Ballabh, Chairman
vii. Shri Y. Radhakrishnan, Managing Director
viii. Shri S. Govindarajan, Managing Director

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed. The non-banking transactions of SBI with the above eight related parties are disclosed hereunder:

C. Transactions (which are not in the nature of banker-customer relationship):

(Rs. in Thousand)

Item	Associates	Key Management Personnel (KMP)	Relatives of the KMPs
Investment in Share Capital	20,99,09	—	—
Commission received	24	—	—
Exchange on Drafts issued	3	—	—
Rent received	1	—	—
Miscellaneous expenses paid	7	—	—
Dividend received	60,00	—	—
Directors' sitting fees received	34	—	—
Amount paid for sourcing ATM cards	3,28,06	—	—
Salary & allowances and perquisites paid to the Key Management Personnel	—	14,64	—

13. Assets given on lease with effect from 1.4.2001 accounted for as per Accounting Standard 19

(Rs. in Crore)

Total gross investment in the leases		154.83
Present value of minimum lease payments receivable as on 31.3.2002		
• Less than 1 year	24.03	
• 1 to 5 years	67.93	
• 5 years and above	10.70	
Total		102.66
Present value of unearned finance income		28.70

14. Earnings Per Share as per Accounting Standard 20
Basic Rs. 46.20 (Net Profit Rs. 2431.62 crore / weighted average number of equity shares
Diluted Rs. 46.20 (There are no dilutive potential equity shares)

15. लेखा मानक 22 के अनुसार आस्थगित कर आस्तियां/देयताएं

आस्थगित कर देयता के निवल शेष की राशि 31 मार्च 2002 को रु. 17.95 करोड़ रही जिसमें निम्नांकित शामिल हैं :

31 मार्च 2002 को निम्नांकित के कारण आस्थगित कर-देयताएं

स्वैच्छिक सेवानिवृत्ति योजना व्यय	रु. 96.80 करोड़	
पट्टाकृत आस्तियों पर मूल्यह्रास	रु. 229.34 करोड़	
अचल आस्तियों पर मूल्यह्रास	रु. 4.71 करोड़	
कुल आस्थगित कर देयताएं		रु. 330.85 करोड़
अलाभकारी आस्तियों के लिए प्रावधान किए जाने के कारण आस्थगित कर आस्ति		रु. 312.90 करोड़
अनुसूची 5 (अन्य देयताएं और उपबंध) के अंतर्गत दर्शाई गई मांग सावधि का निवल शेष		रु. 17.95 करोड़

16. पुनर्खरीद-लेनदेन :

पुनर्खरीद-लेनदेनों पर होने वाली आय/व्यय को अब तक चालू वर्ष के निवेशों की खरीद पर हुए लाभ/हानि के रूप में दर्शाया जाता था. वर्तमान वर्ष मे लेनदेन के स्वरूप पर विचार करते हुए इस आय/व्यय को ब्याज-आय या व्यय, जो भी मामला हो, के रूप में माना गया है.

17. 'व्यापार के लिए रखे गए' श्रेणी में निवेश :

भारतीय रिज़र्व बैंक के दिशा-निर्देशों के अनुसार 'व्यापार के लिए रखे गए' श्रेणी में निवेशों के बाजार-मूल्य से पुस्तक मूल्य अथवा बाजार मूल्य, इसमें जो भी कम हो, में मूल्यांकन की लेखा-नीति परिवर्तित हो गई है. इस परिवर्तन के परिणामस्वरूप वर्ष का लाभ निवेश के पुस्तक मूल्य में तदनुरूप कमी के साथ 106.46 करोड़ रुपये कम है.

18. पिछले वर्ष के आंकड़े, जहाँ कहीं आवश्यक था, चालू वर्ष के वर्गीकरण के अनुरूप पुनर्समूहित कर लिए गए हैं.

15. Deferred Tax Assets/Liabilities as per Accounting Standard 22

The net balance of deferred tax liability as on 31st March 2002 amounted to Rs. 17.95 crore, comprising

Deferred tax liabilities as on 31st March 2002 were on account of the following:

VRS expenses	Rs. 96.80 crore	
Depreciation on leased assets	Rs. 229.34 crore	
Depreciation on fixed assets	Rs. 4.71 crore	
Total deferred tax liability		Rs. 330.85 crore
Deferred tax asset on account of provision made against NPAs		Rs. 312.90 crore
Net balance of DTL shown under Schedule 5 (Other Liabilities and Provisions)		Rs. 17.95 crore

16. 'Repo' transactions :

Hitherto income/expenditure on Repo transactions was shown as profit/loss on sale of investments. In the current year, such income/expenditure has been treated as Interest income or expenditure, as the case may be, considering the nature of transaction.

17. Investment in 'Held for Trading' :

In accordance with RBI guidelines there has been a change in accounting policy on valuation of investments in the 'Held for Trading' category from market value to book value or market value, whichever is lower. Consequent to such change, the Profit for the year is lower by Rs. 106.46 crore with corresponding decrease in the book value of investment.

18. Previous year's figures have been regrouped, wherever necessary, to conform to current year's classification.

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
	रु. Rs.	रु. Rs.
प्राधिकृत पूंजी — 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 shares of Rs.10/- each	1000,00,00	1000,00,00
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10/- रु का [इसमें 2,07,69,009 विश्व जमा रसीदों (दिनांक 31.3.2001 तक 2,07,69,009) के 4,15,38,018 शेयर (दिनांक 31.3.2001 तक 4,15,38,018) सम्मिलित हैं]. Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each [includes 4,15,38,018 shares (4,15,38,018 as on 31.3.2001) represented by 2,07,69,009 (2,07,69,009 as on 31.3.2001) Global Depository Receipts]	526,29,89	526,29,89
जोड़ TOTAL	526,29,89	526,29,89

अनुसूची 2 — आरक्षितियां और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)		31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I. कानूनी आरक्षितियां Statutory Reserves				
अथशेष Opening Balance	7789,55,10		6595,82,91	
वर्ष के दौरान परिवर्धन Additions during the year	1892,04,09		1193,72,19	
वर्ष के दौरान कटौतियां Deductions during the year	...	9681,59,19	...	7789,55,10
II. पूंजी आरक्षितियां Capital Reserves				
अथशेष Opening Balance	110,07,23		53,09,66	
वर्ष के दौरान परिवर्धन Additions during the year	...		56,97,57	
वर्ष के दौरान कटौतियां Deductions during the year	...	110,07,23	...	110,07,23
III. शेयर प्रीमियम Share Premium				
अथशेष Opening Balance	3510,57,33		3510,57,33	
वर्ष के दौरान परिवर्धन Additions during the year	...		...	
वर्ष के दौरान कटौतियां Deductions during the year		3510,57,33		3510,57,33
IV. निवेश उतार-चढाव आरक्षितियां Investment Fluctuation Reserve				
अथशेष Opening Balance	447,35,67		383,79,59	
वर्ष के दौरान परिवर्धन Additions during the year	223,79,71		63,56,08	
वर्ष के दौरान कटौतियां Deductions during the year	...	671,15,38	...	447,35,67
*V. राजस्व और अन्य आरक्षितियां Revenue and Other Reserves				
अथशेष Opening Balance	1077,35,26		1077,35,26	
वर्ष के दौरान परिवर्धन Additions during the year	...		...	
वर्ष के दौरान कटौतियां (अथशेष आस्थगित कर देयताएं) Deductions during the year (Opening Deferred Tax Liability)	353,00,00	724,35,26	...	1077,35,26
VI. लाभ और हानि खाते का अतिशेष Balance in Profit and Loss Account		33,65		33,55
जोड़ TOTAL (I, II, III, IV, V और and VI)		14698,08,04		12935,24,14

* इसमें एकीकरण और विकास निधि के रु. 5,00,00,000 शामिल हैं. (भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 36 के अन्तर्गत रखी गई)

* Includes Rs.5,00,00,000 of Integration and Development Fund (maintained under section 36 of the State Bank of India Act, 1955)

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

				31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
				रु. Rs.	रु. Rs.
क. A.	I.	मांग निक्षेप **Demand Deposits**			
		(i)	बैंकों से From banks	6913,87,79	5641,56,22
		(ii)	अन्य से From others	35398,90,94	34686,52,44
	II.	बचत बैंक निक्षेप **Savings Bank Deposits**		56396,36,22	47893,42,00
	III.	सावधि निक्षेप **Term Deposits**			
		(i)	बैंकों से From banks	6746,43,48	6499,51,92
		(ii)	अन्य से From others	165104,55,94	148107,35,42
			जोड़ TOTAL (I, II, और and III)	270560,14,37	242828,38,00
ख. B.		(i)	भारत में शाखाओं के निक्षेप Deposits of branches in India	262548,81,24	234895,95,30
		(ii)	भारत के बाहर शाखाओं के निक्षेप Deposits of branches outside India	8011,33,13	7932,42,70
			जोड़ TOTAL	270560,14,37	242828,38,00

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
			रु. Rs.	रु. Rs.
I.	भारत में उधार **Borrowings in India**			
	(i)	भारतीय रिज़र्व बैंक Reserve Bank of India	...	...
	(ii)	अन्य बैंक Other banks	1,21,18	1,45
	(iii)	अन्य संस्थाएं और अभिकरण Other institutions and agencies	2152,61,42	2537,39,62
II.	भारत के बाहर से उधार **Borrowings outside India**		7170,11,86	8163,63,11
		जोड़ TOTAL (I और and II)	9323,94,46	10701,04,18
ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above			रु. Rs. 2634,76,50	रु. Rs. 3067,00,84

अनुसूची 5 — अन्य दायित्व और उपबंध
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
I.	संदेय बिल Bills payable	13875,16,58	13598,42,16
II.	अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	4722,18,04	...
III.	प्रोद्भूत ब्याज Interest accrued	19285,56,96	16966,04,66
IV.	i) 10 वर्षीय अप्रतिभूत, प्रतिदेय बांड (सार्वजनिक निर्गम : 1994) (श्रेणी-II की पूंजी के लिए अधीनस्थ) i) 10 years Unsecured Redeemable Bonds (Public issue: 1994) (Subordinated for Tier II Capital)	...	975,73,42
	ii) 63 मास के अप्रतिभूत, प्रतिदेय बॉण्ड (श्रेणी-II की पूंजी के लिए अधीनस्थ) (निजी स्थापन : 1999-2000) ii) 63 months Unsecured Redeemable Bonds (Subordinated for Tier II Capital) (Private Placement: 1999-2000)	935,87,00	935,87,00
	iii) 63 मास तथा 87 मास के अप्रतिभूत, प्रतिदेय बॉण्ड-2001 (श्रेणी-II की पूंजी के लिए अधीनस्थ) (निजी स्थापन : 2000-2001) iii) 63 months & 87 months Unsecured Redeemable Bonds-2001 (Subordinated for Tier II Capital) (Private Placement: 2000-2001)	2500,00,00	2500,00,00
	iv) 108 मास के अप्रतिभूत गौण ऋण : (2000-2001) iv) 108 Months unsecured Subordinated Loan : (2000-2001)	21,79,13	20,98,34
V.	आस्थगित कर देयताएं (निवल) Deferred Tax Liabilities (net)	17,95,31	...
VI.	अन्य (इसमें उपबंध सम्मिलित हैं) Others (including provisions)	11761,25,05	13656,19,26
	जोड़ TOTAL	53119,78,07	48653,24,84

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और अतिशेष
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1052,58,33	867,85,54
II.	भारतीय रिजर्व बैंक में अतिशेष Balances with Reserve Bank of India		
	(i) चालू खाते में In Current Account	20819,95,14	17628,01,33
	(ii) अन्य खातों में In Other Accounts	...	...
	जोड़ TOTAL (I और and II)	21872,53,47	18495,86,87

अनुसूची 7 — बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
	रु. Rs.	रु. Rs.
I. भारत में In India		
(i) बैंकों में अतिशेष Balances with banks		
(क) चालू खातों में (a) In Current Account	128,59,53	116,25,71
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	3296,56,28	3139,35,19
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice		
(क) बैंकों में (a) With banks	23085,95,00	21185,87,00
(ख) अन्य संस्थाओं में (b) With other institutions	...	...
जोड़ TOTAL	26511,10,81	24441,47,90
II. भारत के बाहर Outside India		
(i) चालू खातों में In Current Account	6529,47,82	9016,52,28
(ii) अन्य जमा खातों में In Other Deposit Accounts	2242,32,74	1306,01,34
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	7774,71,79	7449,30,16
जोड़ TOTAL	16546,52,35	17771,83,78
कुल जोड़ GRAND TOTAL (I और and II)	43057,63,16	42213,31,68

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
I.	भारत में विनिधान Investments in India in		
	(i) सरकारी प्रतिभूतियां Government Securities	117028,91,91	96127,15,31
	(ii) अन्य अनुमोदित प्रतिभूतियां Other approved securities	5220,31,72	5704,98,66
	(iii) शेयर Shares	950,24,21	983,75,12
	(iv) डिबेंचर और बंध पत्र Debentures and Bonds	12794,03,74	11110,98,05
	(v) समनुषंगी और/अथवा संयुक्त उद्यम Subsidiaries and/or joint ventures	1186,07,32	1173,35,17
	(vi) अन्य (यूनिटें, वाणिज्य पत्र आदि) Others (Units, Commercial Papers, etc.)	3293,46,60	3815,32,22
	जोड़ TOTAL	140473,05,50	118915,54,53
II.	भारत के बाहर विनिधान Investments outside India in		
	(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government securities (including local authorities)	294,11,85	289,67,30
	(ii) विदेशों में समनुषंगी और/अथवा संयुक्त उद्यम Subsidiaries and/or joint ventures abroad	158,76,02	165,27,47
	(iii) अन्य विनिधान (शेयर, डिबेंचर आदि) Other investments (Shares, Debentures, etc.)	4216,09,80	3505,99,98
	जोड़ TOTAL	4668,97,67	3960,94,75
	कुल जोड़ GRAND TOTAL (I और and II)	145142,03,17	122876,49,28
III.	भारत मे विनिधान Investments in India		
	(i) विनिधानों का सकल मान Gross Value of Investments	141251,69,66	119544,13,04
	(ii) मूल्यह्रास के लिए किए गए कुल प्रावधान Aggregate of Provisions for Depreciation	778,64,16	628,58,51
	(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... जोड़ TOTAL	140473,05,50	118915,54,53
IV.	भारत के बाहर विनिधान Investments outside India		
	(i) विनिधानों का सकल मान Gross Value of Investments	4741,86,13	3976,49,49
	(ii) मूल्यह्रास के लिए किए गए कुल प्रावधान Aggregate of Provisions for Depreciation	72,88,46	15,54,74
	(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... जोड़ TOTAL	4668,97,67	3960,94,75
	कुल जोड़ GRAND TOTAL (III और and IV)	145142,03,17	122876,49,28

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
			रु. Rs.	रु. Rs.
क. A.	(i)	क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	11555,35,62	12840,01,34
	(ii)	कैश क्रेडिट, ओवरड्राफ्ट और मांग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand ...	64178,41,06	61197,14,99
	(iii)	सावधि उधार Term loans	45072,69,85	39553,10,75
		जोड़ TOTAL	120806,46,53	113590,27,08
ख. B.	(i)	मूर्त आस्तियों द्वारा प्रतिभूत (बही ऋणों पर अग्रिम सम्मिलित हैं) Secured by tangible assets (includes advances against Book Debts)	98526,09,17	90357,88,22
	(ii)	बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	6306,78,17	8702,67,40
	(iii)	अप्रतिभूत Unsecured	15973,59,19	14529,71,46
		जोड़ TOTAL	120806,46,53	113590,27,08
ग. C.	(I)	भारत में अग्रिम Advances in India		
		(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	31591,47,72	30153,35,21
		(ii) सार्वजनिक क्षेत्र Public Sector	21990,34,84	20271,27,36
		(iii) बैंक Banks	184,54,49	442,24,40
		(iv) अन्य Others	53763,62,05	48372,20,47
		जोड़ TOTAL	107529,99,10	99239,07,44
	(II)	भारत के बाहर अग्रिम Advances Outside India		
		(i) बैंकों से शोध्य Due from banks	804,72,78	1196,19,80
		(ii) अन्यों से शोध्य Due from others		
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	1855,64,85	2515,58,90
		(ख) अभिषद उधार (b) Syndicated loans	4114,46,19	3369,97,34
		(ग) अन्य (c) Others	6501,63,61	7269,43,60
		जोड़ TOTAL	13276,47,43	14351,19,64
		कुल जोड़ GRAND TOTAL (ग C.I और and ग C.II)	120806,46,53	113590,27,08

अनुसूची 10 — स्थिर आस्तियां
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)		31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)	
		रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
I.	**परिसर** **Premises**				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year ...	855,88,61		749,85,28	
	वर्ष के दौरान परिवर्धन Additions during the year	76,97,89		106,32,30	
	वर्ष के दौरान कटौतियां Deductions during the year	12,55,13		28,97	
	अद्यतन अवक्षयण Depreciation to date	270,27,77		245,41,29	
			650,03,60		610,47,32
I.	क. निर्माणाधीन परिसर* A. Premises under Construction*		103,77,79		121,17,66
II.	अन्य स्थिर आस्तियां (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures) ...				
	पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year ...	1951,96,62		1697,50,27	
	वर्ष के दौरान परिवर्धन Additions during the year	288,24,37		294,18,60	
	वर्ष के दौरान कटौतियां Deductions during the year	26,40,89		39,72,25	
	अद्यतन अवक्षयण Depreciation to date	1509,23,13		1286,12,56	
			704,56,97		665,84,06
III.	(क/A) पट्टाकृत आस्तियां Leased Assets				
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year ...	1434,53,38		1258,04,55	
	वर्ष के दौरान समायोजन सहित परिवर्धन Additions during the year including adjustments	—		183,11,75	
	वर्ष के दौरान उपबंध सहित कटौतियां Deductions during the year including provisions	30,64,14		5,92,84	
	अद्यतन अवक्षयण Depreciation to date	483,35,11		334,13,84	
		920,54,13		1101,09,62	
III.	(ख/B) चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियां) उपबंध को घटाकर Capital works-in-progress (Leased Assets) net of Provisions ...	36,30,24		94,71,52	
			956,84,37		1195,81,14
	जोड़ TOTAL (I से to III)		2415,22,73		2593,30,18

* इसमें चल रहे कार्य के अन्तर्गत अन्य स्थिर आस्तियां सम्मिलित हैं.
* Include Other Fixed Assests under works-in-progress.

अनुसूची 11 — अन्य आस्तियां
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
	रु. Rs.	रु. Rs.
(i) अंतर-कार्यालय समायोजन (निवल) Inter-office adjustments (net)	—	58,89,46
(ii) प्रोद्भूत ब्याज Interest accrued	5737,65,69	5133,28,26
(iii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	1861,13,71	2007,06,41
(iv) लेखन सामग्री और स्टाम्प Stationery and stamps	76,44,35	74,17,62
(v) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियां Non-banking assets acquired in satisfaction of claims	27,25	1,26,06
(vi) अन्य Others ... ... {इसमें आस्थगित राजस्व व्यय (स्वैच्छिक सेवानिवृत्ति) शामिल है — नोट सं. 10 देखें} {includes deferred revenue expenditure (VRS) – Refer to Note No. 10}	7258,84,77	8600,28,15
जोड़ TOTAL	14934,35,77	15874,95,96

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार (चालू वर्ष) As on 31.3.2002 (current year)	31.3.2001 की स्थिति के अनुसार (पिछला वर्ष) As on 31.3.2001 (previous year)
	रु. Rs.	रु. Rs.
I. बैंक के विरुद्ध दावे जिन्हें ऋण के रूप में स्वीकार नहीं किया गया है Claims against the bank not acknowledged as debts	390,56,00	244,94,60
II. अंशतः संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	9,30,00	68,97,30
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	53447,42,33	48157,32,20
IV. संघटकों की ओर से दी गई प्रत्याभूतियां Guarantees given on behalf of constituents		
(क) भारत में (a) In India	11725,92,83	8706,17,54
(ख) भारत के बाहर (b) Outside India	3369,11,59	6175,15,54
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएं Acceptances, endorsements and other obligations	12591,25,86	12894,57,61
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से उत्तरदायी है Other items for which the bank is contingently liable	20679,39,87	7421,83,46
जोड़ TOTAL	102212,98,48	83668,98,25

31 मार्च 2002 को समाप्त वर्ष के लिए लाभ और हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2002

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची Schedule	31.3.2002 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2002 (current year)	31.3.2001 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
I. आय INCOME			
अर्जित ब्याज Interest earned	13	29810,08,63	26138,58,58
अन्य आय Other Income	14	4174,48,50	3883,03,82
	जोड़ TOTAL	33984,57,13	30021,62,40
II. व्यय EXPENDITURE			
व्यय किया गया ब्याज Interest expended	15	20728,84,13	17756,02,00
प्रचालन व्यय Operating expenses	16	7210,90,11	8298,82,45
उपबंध और आकस्मिक व्यय Provisions and contingencies		3613,21,06	2362,53,05
	जोड़ TOTAL	31552,95,30	28417,37,50
III. लाभ PROFIT			
वर्ष के लिए निवल लाभ Net Profit for the year		2431,61,83	1604,24,90
अग्रानीत लाभ Profit brought forward		33,55	33,55
	जोड़ TOTAL	2431,95,38	1604,58,45
विनियोजन APPROPRIATIONS			
कानूनी आरक्षितियों को अन्तरण Transfer to statutory reserves		1892,04,09	1193,72,19
अन्य आरक्षितियों को अन्तरण Transfer to other reserves		223,79,71	120,53,64
प्रस्तावित लाभांशों को अन्तरण Transfer to proposed dividend		315,77,93	263,14,94
लाभांश पर कर का अन्तरण Transfer to Tax on dividend		—	26,84,13
अतिशेष जो आगे तुलनपत्र में ले जाया गया है Balance carried over to Balance Sheet		33,65	33,55
	जोड़ TOTAL	2431,95,38	1604,58,45

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2002 (current year) रु. Rs.	31.3.2001 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2001 (previous year) रु. Rs.
I. अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	11063,40,43	11143,25,10
II. विनिधानों पर आय Income on investments	14271,87,13	11181,14,09
III. भारतीय रिज़र्व बैंक के अतिशेषों और अन्य अन्तर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	3054,87,74	1887,04,67
IV. अन्य Others	1419,93,33	1927,14,72
जोड़ TOTAL	29810,08,63	26138,58,58

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2002 (current year) रु. Rs.	31.3.2001 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2001 (previous year) रु. Rs.
I. कमीशन, विनिमय और दलाली Commission, exchange and brokerage	2816,50,85	2632,43,70
II. विनिधानों के विक्रय पर लाभ (निवल) Profit on sale of investments (Net)	351,63,70	341,85,85
घटाइए : विनिधानों के विक्रय पर हानि Less : Loss on sale of investments	—	—
III. विनिधानों के पुनर्मूल्यांकन पर लाभ Profit on revaluation of investments	—	—
घटाएं : विनिधानों के पुनर्मूल्यांकन पर हानि Less : Loss on revaluation of investments	(19,19,70)	—
IV. भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	14,77,43	3,00
पट्टाकृत आस्तियों के विक्रय पर लाभ Profit on sale of leased assets	—	31
घटाएं : भूमि, भवनों और अन्य आस्तियों के विक्रय पर हानि Less : Loss on sale of land, buildings and other assets	—	—
घटाएं : पट्टाकृत आस्तियों के विक्रय पर हानि Less : Loss on sale of leased assets	—	—
V. विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	407,64,40	303,54,76
घटाएं : विनिमय संव्यवहारों पर हानि Less : Loss on exchange transactions	—	—
VI. विदेश/भारत में स्थापित समनुषंगियों/कंपनियों और/या संयुक्त उपक्रमों से लाभांशों आदि के रूप में अर्जित आय Income earned by way of dividends, etc., from subsidiaries/ companies and/or joint ventures abroad/in India	102,67,04	77,04,84
VII. पट्टा आय Lease income		
(क/a) पट्टा प्रबंध शुल्क Lease management fee	—	32,62
(ख/b) पट्टा किराया Lease rental*	251,22,55	240,62,60
(ग/c) पट्टा वित्तपोषण प्रभार Lease finance charges	13,21,61	14,24,98
(घ/d) अतिदेय प्रभार Overdue charges	2,39,50	2,02,58
VIII. विविध आय Miscellaneous Income	233,61,12	270,88,58
जोड़ TOTAL	4174,48,50	3883,03,82

* पट्टा समकरण राशि रु. 26,09,16 हजार कम करने के बाद (पिछले वर्ष के आंकड़ों में पट्टा समकरण राशि रु. 4,93,58 हजार शामिल थी)
* reduced by Lease Equalisation amount of Rs.26,09,16 thousand (previous year's figure Rs.4,93,58 thousand)

नोट : मद II से V तक के अंतर्गत घाटे के आंकड़ें कोष्ठक में दिखाए गए हैं.
Note: Under item II to V loss figures shown in brackets.

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2002 (current year)	31.3.2001 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2001 (previous year)
		रु. Rs	रु. Rs.
I.	निक्षेपों पर ब्याज Interest on deposits	19554,27,38	16643,22,08
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	364,06,89	521,79,50
III.	अन्य Others	810,49,86	591,00,42
	जोड़ TOTAL	20728,84,13	17756,02,00

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 को समाप्त वर्ष (चालू वर्ष) Year ended 31.3.2002 (current year)	31.3.2001 को समाप्त वर्ष (पिछला वर्ष) Year ended 31.3.2001 (previous year)
		रु. Rs.	रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए उपबंध Payments to and provisions for employees	5152,78,14	6011,65,25
II.	भाटक, कर और रोशनी Rent, taxes and lighting	524,44,37	471,30,92
III.	मुद्रण और लेखन-सामग्री Printing and stationery	119,89,57	103,32,03
IV.	विज्ञापन और प्रचार Advertisement and publicity	24,32,17	30,38,58
V.	(क) बैंक की सम्पत्ति पर अवक्षयण (पट्टाकृत आस्तियों के अतिरिक्त) (a) Depreciation on bank's property (Other than Leased Assets)	275,67,49	262,92,50
	(ख) पट्टाकृत आस्तियों पर अवक्षयण (b) Depreciation on Leased Assets	149,28,19	138,99,05
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	72,13	68,96
VII.	लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch auditors' fees and expenses)	34,28,61	32,45,11
VIII.	विधि प्रभार Law charges	41,37,68	33,74,16
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	62,06,87	56,76,23
X.	मरम्मत और अनुरक्षण Repairs and maintenance	58,74,76	54,77,08
XI.	बीमा Insurance	142,49,95	107,93,87
XII.	अन्य व्यय Other expenditure	624,80,18	993,88,71
	जोड़ TOTAL	7210,90,11	8298,82,45

इंडिया मिलेनियम डिपॉजिट्स निर्गम व्यय रु. 443,18,71 हजार इस अनुसूची में समुचित शीर्षों के अंतर्गत सम्मिलित कर लिए गए हैं.
IMD issue expenses amounting to Rs.443,18,71 thousand have been included under the appropriate heads in the previous year.

हस्ताक्षरकर्ता:

के. पी. झुनझुनवाला	एस. के. पुरकायस्थ	निदेशक	एस. गोविंदराजन प्रबंध निदेशक एवं समूह कार्यपालक (राष्ट्रीय बैंकिंग)
शांता राजू	के. जे. उदेशी		वाई. राधाकृष्णन प्रबंध निदेशक एवं समूह कार्यपालक (कारपोरेट बैंकिंग)
आई. जी. पटेल	पृथ्वीराज खन्ना		जानकी बल्लभ अध्यक्ष
डॉ. एस. रमणी			

कोलकाता
20 जून, 2002

SIGNED BY:

K. P. Jhunjhunwala	S. K. Purkayastha	Directors	S. Govindarajan Managing Director and Group Executive (National Banking)
Shantha Raju	K. J. Udeshi		Y. Radhakrishnan Managing Director and Group Executive (Corporate Banking)
I. G. Patel	Prithviraj Khanna		Janki Ballabh Chairman
Dr. S. Ramani			

Kolkata
20th June, 2002

लेखापरीक्षकों की रिपोर्ट

प्रति, भारत के राष्ट्रपति,

1. भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41 (1) के अंतर्गत नियुक्त हम, भारतीय स्टेट बैंक के अधोहस्ताक्षरित लेखापरीक्षक बैंक के तुलनपत्र और लाभ एवं हानि खाते के बारे में केन्द्र सरकार को एतद्द्वारा अपनी रिपोर्ट प्रस्तुत करते हैं.

2. हमने भारतीय स्टेट बैंक के 31 मार्च 2002 के संलग्न तुलनपत्र और उसी तारीख को समाप्त होनेवाले वर्ष के लिए लाभ एवं हानि खाता की लेखा-परीक्षा की है. इसमें निम्नलिखित के लेखे शामिल हैं :-

   (i) केन्द्रीय कार्यालय, चौदह स्थानीय प्रधान कार्यालय, कारपोरेट लेखा समूह (केन्द्रीय), पट्टा कार्यनीतिक व्यवसाय इकाई और बयालीस शाखाओं के, जिनकी लेखा-परीक्षा हमने की है;

   (ii) सात हजार सात सौ बावन भारतीय शाखाओं के, जिनकी लेखा-परीक्षा अन्य लेखापरीक्षकों ने की;

   (iii) बाईस विदेश स्थित कार्यालयों की लेखा-परीक्षा स्थानीय लेखापरीक्षकों ने की; तथा

   (iv) शाखा प्रबंधकों द्वारा प्रमाणित एक हजार दो सौ इकतालीस अन्य भारतीय शाखाओं की विवरणियां, जिनकी लेखा-परीक्षा नहीं हुई है.

   इन वित्तीय विवरणों के लिए बैंक का प्रबंधन-वर्ग जिम्मेदार है. अपनी लेखा-परीक्षा के आधार पर इन वित्तीय विवरणों पर अभिमत व्यक्त करना हमारी जिम्मेदारी है.

3. हमने अपना लेखा-परीक्षा कार्य भारत में सामान्यतः स्वीकृत लेखापरीक्षा मानकों के अनुसार किया है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा की योजना इस प्रकार बनाएं और निष्पादित करें ताकि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरणों में विषयवस्तु संबंधी कोई गलत विवरण नहीं दिए गए हैं. लेखा-परीक्षा के अंतर्गत वित्तीय विवरणों में प्रस्तुत राशियों और प्रकटीकरणों के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखा-परीक्षा के अंतर्गत प्रबंधन द्वारा प्रयुक्त लेखा-सिद्धांतों तथा प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमें विश्वास है कि हमारा लेखा-परीक्षा कार्य हमारे अभिमत के लिए एक समुचित आधार प्रदान करता है.

4. तुलनपत्र और लाभ एवं हानि खाता बैंककारी विनियमन अधिनियम, 1949 की तृतीय अनुसूची के क्रमशः 'क' और 'ख' फार्मों में तैयार किए गए हैं और वे भारतीय स्टेट बैंक अधिनियम, 1955 तथा उसके अंतर्गत बने विनियमों के उपबंधों के अनुसार अपेक्षित जानकारी देते हैं.

5. हम निम्नलिखित की ओर ध्यान आकर्षित करते हैं:

   (i) लेखा टिप्पणियों (विदेशी मुद्रा शेष राशियों के रूपांतरण एवं अंतरण से संबंधित) की मद क्र. 1 में भारतीय सनदी लेखाकार

REPORT OF THE AUDITORS

TO THE PRESIDENT OF INDIA,

1. We, the undersigned Auditors of the State Bank of India, appointed under Section 41 (1) of the State Bank of India Act, 1955, do hereby report to the Central Government upon the Balance Sheet and Profit & Loss Account of the Bank.

2. We have audited the attached Balance Sheet of the State Bank of India as at 31st March, 2002 and the Profit and Loss Account of the Bank for the year ended on that date in which are incorporated the accounts of:-

   (i) the Central Office, fourteen Local Head Offices, Corporate Accounts Group (Central), Leasing, Strategic Business Unit (SBU) and forty two branches audited by us;

   (ii) seven thousand seven hundred fifty two Indian Branches audited by other auditors;

   (iii) twenty two foreign branches audited by the local auditors; and

   (iv) one thousand two hundred forty one other Indian Branches, the unaudited returns of which are as certified by the Branch Managers.

   These financial statements are the responsibility of the Bank's management. Our responsibility is to express an opinion on these financial statement based on our audit.

3. We conducted our audit in accordance with the auditing standards generally accepted in India. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

4. The Balance Sheet and the Profit and Loss Account have been drawn up in Forms 'A' and 'B' respectively of the Third Schedule to the Banking Regulation Act, 1949 and they give the information as required to be given by virtue of the provisions of the State Bank of India Act, 1955 and Regulations thereunder.

5. We invite attention to:

   (i) Item No.1 in the Notes on Accounts (regarding translation/conversion of foreign exchange balances) wherein Reserve Bank of India (RBI)/ Foreign Exchange Dealers Association of India (FEDAI) instructions/guidelines have been

संस्थान (आईसीएआई) द्वारा जारी "विदेशी विनिमय दरों में होने वाले परिवर्तनों के प्रभावों के लेखांकन" से संबंधित लेखा मानक 11 के स्थान पर भारतीय रिज़र्व बैंक/भारतीय विदेशी मुद्रा व्यापारी संघ के अनुदेशों/दिशा-निर्देशों का पालन किया गया है.

(ii) कर्मचारियों के अवकाश नकदीकरण के संबंध में लेखा टिप्पणियों की मद क्र. 2 में भारतीय सनदी लेखाकार संस्थान द्वारा जारी "नियोक्ताओं के वित्तीय विवरणों में सेवानिवृत्ति के लाभों के लेखांकन" से संबंधित लेखा मानक 15 के स्थान पर भुगतान आधार को अपनाया गया है.

6. (i) हमारी राय और हमारी सर्वोत्तम जानकारी में तथा हमें दिए गए स्पष्टीकरणों के आधार पर और जैसा कि बैंक की बहियों में दिखाया गया है, हम अपनी रिपोर्ट प्रस्तुत करते हैं कि ऊपर अनुच्छेद 5 के लेखों पर दी गई टिप्पणियों के एवं प्रमुख लेखा नीतियों के विवरण के साथ पढ़े जाने पर तुलनपत्र एक पूर्ण एवं सही तुलनपत्र है, जिसमें सभी आवश्यक जानकारी शामिल है और वह इस प्रकार तैयार किया गया है कि वह 31 मार्च, 2002 को बैंक के कामकाज का वास्तविक और सही चित्र दर्शाता है और लाभ एवं हानि खाता भारत में सामान्यतः स्वीकृत लेखा सिद्धांतों के अनुरूप इसी दिनांक को समाप्त वर्ष के लाभ का सही शेष प्रदर्शित करता है;

(ii) हमने जहाँ भी कोई जानकारी और स्पष्टीकरण माँगा है, वह हमें दिया गया है और वह संतोषजनक रहा है;

(iii) हमारी जानकारी में आए लेनदेन बैंक के अधिकार क्षेत्र में रहे हैं; तथा

(iv) बैंक के कार्यालयों और शाखाओं से प्राप्त विवरणियां हमारी लेखा-परीक्षा के उद्देश्य से पर्याप्त पाई गई हैं.

लेखा-परीक्षक

एम.सी. भंडारी एंड कं.
सनदी लेखाकार

व्यास एंड व्यास
सनदी लेखाकार

एस. विश्वनाथन
सनदी लेखाकार

एस.पी. चोपड़ा एंड कं.
सनदी लेखाकार

पी. जैन एंड कं.
सनदी लेखाकार

आर. देवेन्द्र कुमार एंड एसोशिएट्स
सनदी लेखाकार

वेणुगोपाल एंड चिनॉय
सनदी लेखाकार

सालारपुरिया जाजोदिया एंड कं.
सनदी लेखाकार

ओ.पी. तोतला एंड कं.
सनदी लेखाकार

के.एस. अय्यर एंड कं.
सनदी लेखाकार

बी.डी. बंसल एंड कं.
सनदी लेखाकार

नन्दी एण्ड एसोशिएट्स
सनदी लेखाकार

आर. सुब्रमण्यन एंड कं.
सनदी लेखाकार

फिलिपस एंड कं.
सनदी लेखाकार

कोलकाता
20 जून, 2002

followed in preference to the Accounting Standard 11 on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by the Institute of Chartered Accountants of India (ICAI).

(ii) Item No. 2 in the Notes on Accounts regarding treatment of encashment of leave of employees on payment basis, in preference to the Accounting Standard 15 on "Accounting for Retirement Benefits in the Financial Statements of Employers" issued by ICAI.

6. (i) In our opinion and to the best of our information and the explanations given to us and as shown by the books of the Bank, read with paragraph 5 above and with the Notes on Accounts and Statement of Principal Accounting Policies, we report that the Balance Sheet is a full and fair Balance Sheet containing all the necessary particulars and it is properly drawn up so as to exhibit a true and fair view of the affairs of the Bank as at 31st March, 2002 and the Profit and Loss Account shows a true balance of profit for the year ended on that date, in conformity with the accounting principles generaly accepted in India;

(ii) where we have called for any explanations and information, such explanations and information have been given to us and we have found these to be satisfactory;

(iii) the transactions of the Bank which have come to our notice have been within the powers of the Bank; and

(iv) the returns received from the offices and branches of the Bank have been found adequate for the purpose of our Audit.

Auditors

M.C. Bhandari & Co.
Chartered Accountants

Vyas & Vyas
Chartered Accountants

S Viswanathan
Chartered Accountants

S.P. Chopra & Co.
Chartered Accountants

P. Jain & Co.
Chartered Accountants

R.Devendra Kumar & Associates
Chartered Accountants

Venugopal & Chenoy
Chartered Accountants

Salarpuria Jajodia & Co.
Chartered Accountants

O.P. Totla & Co.
Chartered Accountants

K.S. Aiyar & Co.
Chartered Accountants

B.D. Bansal & Co.
Chartered Accountants

Nundi & Associates
Chartered Accountants

R. Subramanian & Co.
Chartered Accountants

Phillipos & Co.
Chartered Accountants

Kolkata
20th June, 2002

भारतीय स्टेट बैंक STATE BANK OF INDIA

31 मार्च 2002 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2002

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002 (चालू वर्ष current year)		31.3.2001 को समाप्त वर्ष Year ended 31.3.2001 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES		6124,71,13		11322,52,59
ख. निवेश कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES		(144,29,94)		(273,77,90)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES		(1692,45,80)		1892,21,59
नकदी एवं नकदी समतुल्य में निवल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS		4287,95,39		12940,96,28
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR		60709,18,55		47136,44,44
ङ. विदेशी विनिमय दर परिवर्तनों का प्रभाव E. EFFECT OF FOREIGN EXCHANGE RATE CHANGES		66,97,31		(631,77,83)
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य (क+ख+ग+घ-ङ) F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (A+B+C+D-E)		64930,16,63		60709,18,55
क. परिचालन कार्यकलापों से नकदी प्रवाह **A. CASH FLOW FROM OPERATING ACTIVITIES**				
कर पूर्व निवल लाभ Net Profit before taxes	3699,59,14		2575,60,90	
समायोजन Adjustment for:				
मूल्यह्रास शुल्क Depreciation charges	424,95,68		401,91,56	
अचल आस्तियों के विक्रय पर हानि Loss on sale of fixed assets	—		—	
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	2153,10,00		1432,53,00	
मानक आस्तियों के लिए प्रावधान Provision on standard assets	51,63,00		37,95,00	
वेतन पुनरीक्षण के लिए प्रावधान Provision for salary revision	—		—	
निवेशों पर मूल्यह्रास Depreciation on Investments	198,49,00		(116,19,00)	
अन्य आस्तियां के लिए प्रावधान Provision on Other Assets	(30,02,54)		21,22,62	
क्षेत्रीय ग्रामीण बैंक के लिये प्रावधान Provision on RRBs.	(12,63,40)		30,57,42	
अन्य प्रावधान Other provisions	(15,32,06)		(14,92,04)	
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	354,51,00		—	
समनुषंगियों (निवेश कार्यकलाप) से प्राप्त लाभांश Dividend from subsidiaries (investing activity)	(102,67,04)		(77,04,84)	
एसबीआई बांडों (वित्तपोषण कार्यकलाप) पर संदत्त ब्याज Interest paid on SBI Bonds (financing activity)	427,39,85		318,46,13	
	7149,02,63		4610,10,75	
प्रत्यक्ष करों को घटाकर Less direct taxes	1459,43,15		1017,59,33	
उप-योग SUB-TOTAL		5689,59,48		3592,51,42
समायोजन Adjustment for:				
जमाराशियों में वृद्धि/कमी Increase/(Decrease) in Deposits		27731,76,37		46007,30,82
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings		(1377,09,72)		1422,97,55
निवेशों में (वृद्धि)/कमी (Increase)/Decrease in Investments		(22444,56,95)		(31163,84,09)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances		(9368,48,66)		(16921,21,85)
अन्य देयताओं और उपबंधों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		5361,57,50		2871,12,65
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets		531,93,11		5513,66,09
परिचालन कार्यकलापों से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES		6124,71,13		11322,52,59

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002 (चालू वर्ष current year)		31.3.2001 को समाप्त वर्ष Year ended 31.3.2001 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
ख. निवेश कार्यकलापों से नकदी प्रवाह				
B. CASH FLOW FROM INVESTING ACTIVITIES				
समनुषंगियों तथा/अथवा संयुक्त उपक्रम में निवेश Investments in Subsidiaries and/or Joint Ventures	(8,75)		166,78,44	
ऐसे निवेशों पर अर्जित आय Income earned on such Investments	102,67,04		77,04,84	
अचल आस्तियाँ Fixed Assets	(246,88,23)		(517,61,18)	
निवेश कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN INVESTING ACTIVITIES		(144,29,94)		(273,77,90)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह				
C. CASH FLOW FROM FINANCING ACTIVITIES				
शेयर पूंजी Share Capital	–		–	
शेयर प्रीमियम Share Premium	–		–	
गौण बांड Subordinated Bonds	–		2520,98,34	
गौण बांडों का मोचन Redemption of Subordinated Bonds	(974,92,63)		(3,73,69)	
बांडों पर संदत्त ब्याज Interest Paid on Bonds	(427,39,85)		(318,46,13)	
संदत्त लाभांश Dividends Paid	(290,13,32)		(306,56,93)	
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी NET CASH PROVIDED BY FINANCING ACTIVITIES		(1692,45,80)		1892,21,59
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य				
D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including foreign currency notes and gold)	867,85,54		558,26,95	
(ii) भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	17628,01,33		18344,77,72	
(iii) बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	42213,31,68		28233,39,77	
		60709,18,55		47136,44,44

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002 (चालू वर्ष current year)		31.3.2001 को समाप्त वर्ष Year ended 31.3.2001 (पिछला वर्ष previous year)	
	रु. Rs.	रु. Rs.	रु. Rs.	रु. Rs.
च. वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य **F. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR**				
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1052,58,33		867,85,54	
(ii) भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	20819,95,14		17628,01,33	
(iii) बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	43057,63,16		42213,31,68	
		64930,16,63		60709,18,55

हस्ता/-
अध्यक्ष
Sd/-
Chairman

उपर्युक्त नकदी प्रवाह विवरण बैंक के केंद्रीय बोर्ड की कार्यकारिणी समिति द्वारा 27 जून 2002 को हुई बैठक में अभिलेख में ले लिया गया है.

The above Cash Flow Statement has been taken on record by the Executive Committee of the Central Board of the Bank at its Meeting held on 27th June, 2002

हस्ता/-
सचिव,
केन्द्रीय बोर्ड
Sd/-
Secretary,
Central Board

दिनांक : 27th जून 2002.
Date: 27th June, 2002.

लेखा-परीक्षकों की रिपोर्ट

भारतीय स्टेट बैंक अधिनियम, 1955 की धारा 41(1) के अन्तर्गत नियुक्त हम, भारतीय स्टेट बैंक के अधोहस्ताक्षरित सांविधिक लेखापरीक्षकों ने 31 मार्च 2002 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक के उपर्युक्त नकदी प्रवाह विवरण का सत्यापन कर लिया है. यह विवरण भारतीय स्टेट बैंक द्वारा शेयर बाजारों के साथ हुए सूचीकरण करार के खण्ड 32 की अपेक्षाओं के अनुसार तैयार किया गया है और भारत के राष्ट्रपति के प्रति बैंक के 20 जून 2002 की रिपोर्ट में सम्मिलित लाभ एवं हानि खाता और तुलनपत्र के अनुरूप है और उसके आधार पर तैयार किया गया है.

Auditors' Report

We, the undersigned Statutory Auditors of the State Bank of India, appointed under Section 41(1) of the State Bank of India Act, 1955, have verified the above Cash Flow Statement of State Bank of India for the year ended 31st March, 2002. The Statement has been prepared by the Bank in accordance with the requirements of the listing agreement Clause 32 with the Stock Exchanges and is based on and in agreement with the corresponding Profit & Loss Account and Balance Sheet of the Bank covered by the Report of the 20th June, 2002 to the President of India.

हस्ता/-
एम. सी. भंडारी एंड कं.

Sd/-
M. C. Bhandari & Co.

सांविधिक लेखापरीक्षक
Statutory Auditors

मुम्बई
दिनांक : 27th जून 2002.

Mumbai
Date : 27th June, 2002.

स्टेट बैंक समूह का तुलन-पत्र,
लाभ एवं हानि खाता तथा नकदी प्रवाह विवरण

Balance Sheet, Profit & Loss Account and Cash Flow Statement of State Bank Group

भारतीय स्टेट बैंक (समेकित)

प्रमुख लेखा नीतियाँ

1. लेखे तैयार करने का आधार

संलग्न वित्तीय विवरण इस प्रकार तैयार किए गए हैं जिससे सभी प्रमुख क्षेत्रों में प्रयोज्य भारत में प्रचलित सांविधिक/विनियमन प्रावधानों, लेखा मानकों और सामान्यतया स्वीकृत लेखा परीक्षा सिद्धांतों एवं व्यवहारों का अनुपालन हो जाए सिवाय उन क्षेत्रों के जिनके बारे में अलग से कोई प्रावधान हैं.

2. समेकन की कार्यविधि

2.1 समूह के समेकित वित्तीय विवरण, भारतीय स्टेट बैंक (मूल संस्था) एवं 12 बैंकिंग अनुषंगियों (जिन्हें सामूहिक रूप से बैंकिंग इकाइयां कहा गया है) और 9 गैर-बैंकिंग अनुषंगियों (जिन्हें सामूहिक रूप से 'गैर-बैंकिंग इकाइयाँ कहा गया है) के लेखापरीक्षित वित्तीय विवरणों के आधार पर और अंतः समूह लेनदेनों, वसूल न किए गए लाभ/हानि को छोड़कर तथा जहाँ आवश्यक था, समरूप लेखा नीतियों के अनुरूप यथावश्यक समायोजन करने के पश्चात तैयार किए गए हैं. अनुषंगियों के वित्तीय विवरण मूल संस्था की सूचना प्रस्तुत करने की तिथि, अर्थात 31 मार्च 2002 तक ही तैयार किए गए हैं.

2.2 समूह की अनुषंगी इकाइयों में इसके निवेशों की लागत और समूह की अनुषंगियों की ईक्विटी के हिस्से के बीच के अंतर को वित्तीय विवरणों में साख/पूँजीगत आरक्षिती के रूप में मान्यता दी गई है.

2.3 समेकित अनुषंगियों की निवल आस्तियों में आधे से कम हित में निम्नलिखित घटक शामिल हैं ;

क) अनुषंगी में निवेश करने के दिनांक को आधे से कम हित में ईक्विटी की राशि, और

ख) मूल संस्था और अनुषंगी के बीच संबंध बनने के दिनांक से ईक्विटी में परिवर्तन का आधे से कम हिस्सा.

3. विदेशी मुद्रावाले लेनदेन

3.1 विदेशी कार्यालयों और विदेशी अनुषंगियों से संबंधित विदेशी मुद्रा में आय और व्यय और आस्तियों एवं देयताओं तथा देशीय कार्यालयों की पुस्तकों में विदेशी मुद्रा में धारित आस्तियों एवं देयताओं को भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार वर्ष के अंत में प्रचलित विनिमय दर पर परिवर्तित किया जाता है. देशीय कार्यालयों की विदेशी मुद्रा में होने वाली आय और व्यय की मदों को लेनदेन की तिथि को प्रचलित विनिमय दरों में परिवर्तित किया जाता है.

STATE BANK OF INDIA (CONSOLIDATED)

PRINCIPAL ACCOUNTING POLICIES

1 Basis of preparation of Accounts

The accompanying financial statements have been prepared to comply, in all material aspects, with applicable statutory/regulatory provisions, Accounting Standards and generally accepted accounting principles and practices prevailing in India, except otherwise stated.

2. Consolidation procedure

2.1 Consolidated financial statements of the Group have been prepared on the basis of audited financial statements of State Bank of India (Parent) and 12 banking subsidiaries (collectively referred to as 'banking entities'), and 9 non-banking subsidiaries (collectively referred to as 'non-banking entities'), and after eliminating intra-group transactions, unrealized profit/loss, and making necessary adjustments wherever required to conform to the uniform accounting policies. The financial statements of the subsidiaries are drawn upto the same reporting date as that of the Parent i.e. 31st March 2002.

2.2 The difference between cost to the group of its investment in the subsidiary entities and the group's portion of the equity of the subsidiaries is recognized in the financial statements as goodwill/capital reserve.

2.3 Minority interest in the net assets of the consolidated subsidiaries consists of

(a) the amount of equity attributable to the minority at the date on which investment in a subsidiary is made, and

(b) the minority share of movements in equity since the date the parent–subsidiary relationship came into existence.

3 TRANSACTIONS INVOLVING FOREIGN EXCHANGE

3.1 Items of income and expenditure as well as assets and liabilities in foreign currencies in respect of foreign offices and foreign subsidiaries, and assets and liabilities in foreign currencies held in the books of domestic offices are converted at the rate of exchange prevailing at the close of the year as per Reserve Bank of India (RBI) guidelines. Items of income and expenditure in foreign currencies at domestic offices are converted at the exchange rate prevailing on the date of transactions.

3.2 समूह की बैंकिंग इकाइयाँ, जहाँ लंबित वायदा संविदाओं पर होने वाले लाभ अथवा हानि को विदेशी मुद्रा व्यापारी संघ (फेडाई) के दिशा-निर्देशों के अनुसार मान्यता देती हैं, वहीं समूह की गैर-बैंकिंग इकाइयाँ, वायदा दर एवं विनिमय दर के बीच के अंतर को लेनदेन की तिथि को, वायदा संविदा की अवधि में आय अथवा व्यय के रूप में मान्यता देती हैं.

3.3 ब्याज क्रय - विक्रम मुद्रा का विनिमय किए जाने पर उपचित आय और व्यय की गणना, ब्याज आय/व्यय के रूप में की जाती है.

4. स्वर्ण बैंकिंग

स्वर्ण जमा योजना के अंतर्गत धारित स्वर्ण के बाकी भंडार का मूल्यांकन, भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार बाजार संबद्ध दरों पर किया जाता है और इसे ''नकदी शेष'' में शामिल किया गया है.

5. निवेश

निवेशों का वर्गीकरण एवं मूल्यांकन भारतीय रिजर्व बैंक के संबंधित मानदंडों के अनुसार किया जाता है.

6. अग्रिम

6.1 अग्रिमों का वर्गीकरण भारतीय रिजर्व बैंक द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार किया जाता हैं.

6.2 मूल संस्था के विदेश स्थित कार्यालयों और विदेशी अनुषंगियों के अलाभकारी अग्रिमों के संबंध में भारतीय रिजर्व बैंक द्वारा निर्धारित आय निर्धारण एवं आस्ति वर्गीकरण मानंदडों अथवा स्थानीय आवश्यकताएं, जो भी अधिक हों, के अनुसार प्रावधान किया जाता है.

6.3 अलाभकारी देशीय अग्रिमों के लिए प्रावधान भारतीय रिजर्व बैंक द्वारा निर्धारित एवं वर्ष के दौरान लागू किए गए आय निर्धारण एवं आस्ति वर्गीकरण मानदंडों के अनुसार किया जाता है.

6.4 अग्रिमों में क्रेडिट कार्डधारकों से प्राप्य ऋणों तथा लेनदारी लेखा क्रय ऋणों को शामिल किया जाता है.

7 अचल आस्तियां

7.1 मूल्यह्रास का प्रावधान ह्रासित मूल्य पद्धति के अनुसार आयकर नियम 1962 के अन्तर्गत निर्धारित दरों पर किया गया है, जिसे प्रबंधन द्वारा उचित समझा गया हैं. कंप्यूटरों के संबंध में मूल्यह्रास का प्रावधान 33.33 प्रतिशत वार्षिक दर पर सीधी रेखा पद्धति के आधार पर किया गया है.

7.2 पट्टे पर लिये गए परिसरों के संबंध में, पट्टे की राशि को पट्टे की अवधि के अनुरूप परिशोधित किया गया है.

7.3 मूल संस्था और विदेशी अनुषंगियों के विदेश स्थित कार्यालयों की अचल आस्तियों पर मूल्यह्रास का प्रावधान देशों के स्थानीय कानूनों के अनुसार किया गया है.

8 पट्टे पर दी गई आस्तियां

8.1 पट्टे पर दी गई आस्तियों और 31 मार्च 2001 तक पट्टे पर दी

3.2 Whereas the banking entities of the Group recognise Profit or loss on pending forward contracts as per Foreign Exchange Dealers Association of India (FEDAI) guidelines, the non-banking entities of the Group recognise the difference between the forward rate and the exchange rate on the date of the transaction, as income or expenditure over the life of the forward contract.

3.3 On interest arbitrage currency swaps, the accrued income and expenditure are accounted for as interest income/expenditure.

4 Gold Banking

Closing stock of gold held under Gold Deposit Scheme is valued at market related rates, as per RBI guidelines and has been included in " cash in hand".

5 Investments

Investments are classified and valued as per applicable RBI norms.

6 Advances

6.1 Advances are classified as per the prudential norms prescribed by RBI.

6.2 Provisions against non-performing advances at foreign offices of the parent and foreign subsidiaries are made as per IRAC norms prescribed by RBI or as per local requirements whichever is higher.

6.3 Provisions against non-performing domestic advances are made as per IRAC norms prescribed by RBI applicable during the year.

6.4 Advances include the debts due from credit card holders and also factored debts.

7. Fixed Assets

7.1 Depreciation is provided for on written down value method at the rates prescribed under Income Tax Rules, 1962, considered to be appropriate by the management. In respect of computers, depreciation is provided for on straight line method @ 33.33% per annum.

7.2 In respect of leasehold premises, the lease amount is amortised over the period of lease.

7.3 Depreciation on the fixed assets of foreign offices of the parent and foreign subsidiaries is provided as per the local laws of the countries.

8. Assets Given on Lease.

8.1 The assets given on lease and the advance paid against assets to be given on lease till 31st March

जानेवाली आस्तियों के लिए संदत्त अग्रिमों को क्रमशः "पट्टाकृत आस्तियां" और "चल रहे पूंजीगत कार्य" (पट्टाकृत आस्तियां) के रूप में स्थिर आस्तियों में शामिल किया गया है. इन आस्तियों के संबंध में मूल्यह्रास का प्रावधान कम्पनी अधिनियम 1956 की अनुसूची XIV में निर्धारित दरों के अनुसार सीधी रेखा पद्धति के आधार पर किया गया है और वार्षिक पट्टा प्रभार (पूंजीगत वसूली) और मूल्यह्रास के बीच के अंतर को भारतीय सनदी लेखाकार संस्थान द्वारा जारी दिशा-निर्देशों के अनुसार लेखे में लिया गया है.

8.2 31 मार्च 2001 के बाद पट्टे पर दी गई आस्तियों को भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 19 के अनुसार लेखे में लिया गया है. ऐसी आस्तियों को "अन्य आस्तियां" मद के अन्तर्गत शामिल किया गया है. अलाभकारी पट्टाकृत आस्तियों के संबंध में प्रावधान भारतीय रिजर्व बैंक द्वारा निर्धारित आय-निर्धारण एवं आस्ति वर्गीकरण मानदण्डों के आधार पर किया गया है.

9. राजस्व निर्धारण

9.1 भारतीय कार्यालय : बैंकिंग अनुषंगियां

निम्नांकित मामलों को छोड़कर आय एवं व्यय को उपचित आधार पर लेखे में लिया गया है :-

9.1.1 अलाभकारी आस्तियों पर ब्याज और पट्टा आय, 180 दिनों के लिए अतिदेय रहने वाले निवेशों पर ब्याज, कमीशन (आस्थगित भुगतान गारंटियों और सरकारी लेनदेनों के अतिरिक्त), विनिमय एवं दलाली, अतिदेय बिलों पर ब्याज, निवेशों पर लाभांश का निर्धारण वसूली आधार पर किया गया है.

9.1.2 कुछ बैंकिंग अनुषंगियों में पेंशन पर महंगाई राहत और अतिरिक्त सेवानिवृत्ति फायदों (यदि कोई हों) और अवकाश नकदीकरण को भुगतान आधार पर लेखे में लिया गया है.

9.2 भारतीय कार्यालय : गैर-बैंकिंग अनुषंगियां

9.2.1 निर्गम प्रबंधन एवं सलाहकारी शुल्क (परियोजना मूल्यांकन शुल्क के अतिरिक्त) का निर्धारण ग्राहक के साथ हुए करार की शर्तों के अनुसार किया गया है, जो समान्यतः पूर्ण कार्य का प्रतिशत पद्धति के अनुरूप होता है.

9.2.2 निजी स्थापन और परियोजना मूल्यांकन सेवाओं से संबंधित शुल्कों का निर्धारण नियत कार्य के पूर्ण होने के आधार पर किया गया है.

9.2.3 सार्वजनिक निर्गमों से संबंधित हामीदारी कमीशन और दलाली आय सार्वजनिक निर्गम के आबंटन कार्य को अंतिम रूप देते समय लेखे में ली गयी है.

9.2.4 वार्षिक कार्ड शुल्कों और सह-कार्ड शुल्कों को

2001 are included in Fixed Assets as "Leased Assets" and "Capital Work-in-progress (Leased Assets)" respectively. Depreciation on these assets is provided for on straight line method as per the rates prescribed in Schedule XIV to the Companies Act, 1956 and the difference between the annual lease charge (capital recovery) and the depreciation is accounted for as per the guidelines issued by the Institute of Chartered Accountants of India (ICAI).

8.2 Assets given on lease after 31st March 2001 are accounted for as per Accounting Standard 19 issued by the Institute of Chartered Accountants of India. Such assets are included under "Other Assets". Provisions against non-performing leased assets are made on the basis of IRAC norms prescribed by RBI.

9. Revenue Recognition

9.1 Indian Offices: Banking entities

Income and expenditure are accounted on accrual basis except:-

9.1.1 Interest and lease income on Non-Performing Assets, interest on investments remaining overdue for 180 days, Commission (other than on Deferred Payment Guarantees and Government Transactions), exchange and brokerage, interest on overdue bills, Dividends on investments are recognised on realisation basis.

9.1.2 Dearness relief on pension and additional retirement benefits (if any) in some of the banking subsidiaries, and encashment of leave are accounted for on payment basis.

9.2 Indian Offices: Non-banking entities

9.2.1 Issue management and advisory fees (other than project appraisal fees) are recognised as per the terms of agreement with the client, which are generally aligned to the percentage completion method.

9.2.2 Fees for private placement and project appraisal services are recognised on completion of assignment.

9.2.3 Underwriting commission and brokerage income relating to public issues are accounted for on finalisation of allotment of the public issue.

9.2.4 Annual card fees and the add-on card fees

कार्डधारक का खाता खोलते समय/कार्ड के नवीकरण के समय आय के रूप में माना जाता. कार्ड से संबंधित अन्य सभी सेवा शुल्कों का निर्धारण लेनदेन दर्ज करने के समय किया गया है.

9.2.5 फैक्टरिंग सेवा शुल्कों को उपार्जन आधार पर लेखे में लिया गया है सिवाय अलाभकारी आस्तियों के मामलों के जहां आय को वसूली आधार पर लेखे में लिया गया है.

9.2.6 न्यास बोर्ड के साथ हुए निवेश प्रबंधन और सलाहकारी करार या उसके बाद उसमें हुए संशोधन के अनुसार निधि प्रबंधन शुल्क को उपार्जन आधार पर लेखे में लिया गया है.

9.2.7 जीवन बीमा प्रीमियम का निर्धारण आय के रूप में देय होने के बाद किया गया है.

9.3 विदेश स्थित कार्यालय/विदेशी अनुषंगियां

आय का निर्धारण देशों के स्थानीय कानूनों के अनुसार किया गया है.

10 स्टाफ लाभ

स्टाफ के संबंध में ग्रेच्यूटी/पेंशन के लिए वास्तविक मूल्यांकन के आधार पर और भविष्य निधि के लिए सांविधिक अपेक्षाओं के अनुसार प्रावधान किया गया है.

11 आस्थगित राजस्व व्यय

11.1 **स्वैच्छिक सेवानिवृत्ति योजना से संबंधित व्यय**

देशीय बैंकिंग अनुषंगियों के मामले में, अनुग्रह राशि और स्वैच्छिक सेवानिवृत्ति योजना के कार्यान्वयन के कारण दी जाने वाली ग्रेच्यूटी एवं पेंशन के संबंध में वृद्धिशील देयता को आस्थगित राजस्व व्यय माना गया है, जिसे भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार 5 वर्षों की अवधि में समान रूप से परिशोधित किया जाएगा.

11.2 **कार्ड अभिग्रहण व्यय**

कार्ड अभिग्रहण व्यय सदस्यता ग्रहण शुल्क घटाकर विविध व्यय के रूप में आगे ले जाए गए हैं और इनका 2 वर्ष की अवधि में परिशोधन किया गया है. कार्ड अभिग्रहण व्यय में नए कार्डधारकों को सदस्य बनाने पर किए गए व्यय शामिल हैं.

12 आयकर के लिए प्रावधान

आयकर के लिए प्रावधान सांविधिक अपेक्षाओं का पालन करते हुए भारतीय सनदी लेखाकार संस्थान द्वारा जारी लेखा मानक 22 के अनुसार आस्थगित कर के लिए समायोजन करके किया गया है.

13 खंडवार सूचना

13.1 लेखा मानक 17 के अनुसार खंडवार सूचना देने के लिए निम्नांकित खंड प्राथमिक खंड के रूप में निर्धारित किए गए हैं :

are recognised as income at the time of setting up of cardholder account/ at the time of renewal of the card. All other card-related service fees are booked at the time of the transaction being recorded.

9.2.5 Factoring service charges are accounted on accrual basis except in the case of non-performing assets, where income is accounted for on realization basis.

9.2.6 Funds management fees are accounted for on accrual basis in accordance with the Investment Management and Advisory Agreement with the Board of Trustees or as modified thereafter.

9.2.7 Life insurance premium is recognised as income as and when due.

9.3 Foreign Offices/Foreign Subsidiaries

Income is recognised as per the local laws of the countries.

10. Staff Benefits

Provisions are made for gratuity / pension benefits to staff on actuarial valuations by the individual entities, and for provident fund as per statutory requirements.

11. Deferred Revenue Expenditure

11.1 **Expenses related to Voluntary Retirement Scheme**
In case of domestic banking entities, exgratia and incremental liability in respect of gratuity and pension arising on implementation of Voluntary Retirement Scheme, is treated as Deferred Revenue Expenditure to be amortised equally over a period of 5 years in accordance with the guidelines of RBI.

11.2 **Card acquisition expenses**
Card acquisition expenses net of joining fees, which include expenses incurred for acquiring new card holders, are carried forward as Miscellaneous Expenditure and amortised over a period of 2 years.

12. Provision for income tax

Provision for income tax is made in accordance with the statutory requirements with adjustments for deferred tax in terms of Accounting Standard 22 issued by the Institute of Chartered Accountants of India.

13. Segment Reporting

13.1 For the purpose of Segment Reporting as per Accounting Standard 17, the following segments have been identified as Primary Segments:

क) राष्ट्रीय बैंकिंग समूह (एन बी जी) जिसके अंतर्गत कारपोरेट बैंकिंग समूह (सी बी जी) की शाखाओं को छोड़कर भारत में बैंकिंग इकाइयों की शाखाओं के कार्यालय आते हैं.

ख) कारपोरेट बैंकिंग समूह जिसके अंतर्गत पट्टा और परियोजना वित्त व्यवसाय सहित भारत में बैंकिंग इकाइयों के कारपोरेट समूह खाते शामिल हैं.

ग) भारत में बैंकिंग इकाइयों के देशीय राजकोषीय परिचालन.

घ) अंतर्राष्ट्रीय बैंकिंग समूह (आई बी जी) जिसके अंतर्गत भारत में स्थित बैंकिंग इकाइयों, मूल संस्था के विदेश स्थित कार्यालयों और विदेशी अनुषंगियों (विदेश विभाग) के विदेशी मुद्रा राजकोषीय परिचालन शामिल है.

ङ) गैर-बैंकिंग अनुषंगियां (एन बी एस) जिसके अंतर्गत भारत में गैर-बैंकिंग अनुषंगियों के परिचालन शामिल हैं.

13.2 निम्नांकित खंडों को द्वितीयक खंड के रूप में अभिनिर्धारित किया गया है:

क) भारतीय परिचालन जिसके अंतर्गत देशीय कार्यालयों के परिचालन शामिल हैं.

ख) विदेशी परिचालन जिसके अंतर्गत विदेश स्थित कार्यालयों के परिचालन शामिल हैं.

a) National Banking Group (NBG) comprising branches/ offices of banking entities in India except branches under Corporate Banking Group (CBG)

b) CBG comprising Corporate Banking Group accounts of banking entities in India including Leasing and Project Finance.

c) Treasury Operations (Domestic), of banking entities in India.

d) International Banking Group (IBG) comprising the forex treasury operations (Foreign Departments) of banking entities in India, Foreign Offices of the parent and Foreign Subsidiaries.

e) Non Banking Subsidiaries (NBS) comprising the operations of non-banking subsidiaries in India.

13.2 The following segments have been identified as Secondary Segments:

a) Indian Operations consisting of domestic offices.

b) Foreign Operations consisting of foreign offices.

भारतीय स्टेट बैंक का 31 मार्च 2002 की स्थिति के अनुसार समेकित तुलनपत्र
STATE BANK OF INDIA (CONSOLIDATED) BALANCE SHEET AS AT 31ST MARCH 2002

(000 को छोड़ दिया गया है)
(000s omitted)

पूंजी और दायित्व CAPITAL AND LIABILITIES			अनुसूची Schedule	31.3.2002 की स्थिति के अनुसार As on 31.3.2002
				रु. Rs
पूँजी Capital	...	...	1	526,29,89
आरक्षितियां और अधिशेष Reserves & Surplus	...	...	2	18914,71,32
अल्पांश ब्याज Minority Interest	...	...	2कA	561,13,36
जमाराशियां Deposits	...	...	3	351430,64,68
उधार Borrowings	...	...	4	10324,21,71
अन्य दायित्व और उपबंध Other liabilities and provisions	...	...	5	67222,36,58
			जोड़ TOTAL	448979,37,54

आस्तियां ASSETS			अनुसूची Schedule	31.3.2002 की स्थिति के अनुसार As on 31.3.2002
				रु. Rs.
भारतीय रिज़र्व बैंक में नकदी और अतिशेष Cash and balances with Reserve Bank of India	...	...	6	27328,24,87
बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन Balances with banks and money at call and short notice		...	7	46415,76,65
विनिधान Investments	...	...	8	185514,00,53
अग्रिम Advances	...	...	9	166321,13,16
स्थिर आस्तियां Fixed Assets	...	...	10	3095,15,21
अन्य आस्तियां Other Assets	...	...	11	20305,07,12
			जोड़ TOTAL	448979,37,54
समाश्रित दायित्व Contingent liabilities	...	...	12	125966,44,20
संग्रहण के लिए बिल Bills for collection	...	...		16066,44,98

2001-02 के लिए लेखा टिप्पणियाँ

1 समेकित वित्तीय विवरण तैयार करने हेतु अनुषंगियों की सूची

समेकित वित्तीय विवरण तैयार करते समय निम्नांकित को अनुषंगियों (मूल संस्था भारतीय स्टेट बैंक के साथ समूह में सम्मिलित) के रूप में सम्मिलित किया गया है :

अनुषंगी का नाम	निगमन-देश	स्वामित्व हित अनुपात (%)
स्टेट बैंक आफ बीकानेर एण्ड जयपुर	भारत	75.07
स्टेट बैंक आफ हैदराबाद	भारत	100.00
स्टेट बैंक आफ इंदौर	भारत	98.05
स्टेट बैंक आफ मैसूर ,	भारत	92.33
स्टेट बैंक आफ पटियाला	भारत	100.00
स्टेट बैंक आफ सौराष्ट्र	भारत	100.00
स्टेट बैंक आफ त्रावणकोर	भारत	75.01
एसबीआई कामर्शियल एण्ड इंटरनेशनल बैंक लिमिटेड	भारत	100.00
एसबीआई कैपिटल मार्केट लिमिटेड	भारत	86.16
एसबीआई गिल्ट्स लिमिटेड	भारत	82.42
एसबीआई फंड्स मैनेजमेंट प्राइवेट लिमिटेड	भारत	100.00
एसबीआई फैक्टर्स एण्ड कामर्शियल सर्विसेज प्राइवेट लिमिटेड	भारत	69.88
एसबीआई सिक्यूरिटीज लिमिटेड	भारत	96.61
एसबीआई लाइफ इंश्योरेंस कंपनी लिमिटेड	भारत	74.00
एसबीआई कार्डस एण्ड पेमेंट सर्विसेज लिमिटेड	भारत	60.00
भारतीय स्टेट बैंक (कनाडा)	कनाडा	100.00
भारतीय स्टेट बैंक (कैलिफोर्निया)	संयुक्त राज्य अमरीका	100.00
एसबीआई इंटरनेशनल (मारिशस) लिमिटेड	मारिशस	98.00
इंडो-नाईजीरियन मर्चेंट बैंक लिमिटेड	नाइजीरिया	51.00
एसबीआई सर्विकोस लिमिटाडा	ब्राजील	100.00
एसबीआई फाइनेंस इनकारपोरेशन	संयुक्त राज्य अमरीका	100.00

2 विदेशी मुद्रा लेनदेन/पुनर्मूल्यन

बैंकिंग इकाइयों के मामले में विदेशी मुद्रा लेनदेन और उनका वर्षांत पुनर्मूल्यन भारतीय सनदी लेखाकार संस्थान के लेखा मानक 11 के बजाय भारतीय विदेशी मुद्रा व्यापारी संघ/भारतीय रिजर्व बैंक के अनिवार्य दिशा-निर्देशों के अनुसार लेखे में शामिल किया गया है.

3. निवेश

भारतीय रिजर्व बैंक के लागू मानदंडों के अनुसार निवेशों का वर्गीकरण और मूल्यांकन निम्नानुसार किया गया है :

3.1 निवेशों का वर्गीकरण (i) 'परिपक्वता के लिए रखे गए' (ii) 'व्यापार के लिए रखे गए' (iii) 'विक्रय के लिए उपलब्ध' के रूप में किया गया है.

NOTES ON ACCOUNTS 2001-02

1 List of subsidiaries considered for preparation of consolidated financial statements

The subsidiaries (which along with State Bank of India, the Parent, constitute the Group), considered in the preparation of the consolidated financial statements are:

Name of the Subsidiary	Country of Incorporation	Proportion of ownership interest (%)
State Bank of Bikaner & Jaipur	India	75.07
State Bank of Hyderabad	India	100.00
State Bank of Indore	India	98.05
State Bank of Mysore	India	92.33
State Bank of Patiala	India	100.00
State Bank of Saurashtra	India	100.00
State Bank of Travancore	India	75.01
SBI Commercial & International Bank Ltd.	India	100.00
SBI Capital Markets Ltd.	India	86.16
SBI Gilts Ltd.	India	82.42
SBI Funds Management Pvt. Ltd.	India	100.00
SBI Factors and Commercial Services Pvt. Ltd.	India	69.88
SBI Securities Ltd.	India	96.61
SBI Life Insurance Co. Ltd.	India	74.00
SBI Cards and Payment Services Ltd.	India	60.00
State Bank of India (Canada)	Canada	100.00
State Bank of India (California)	USA	100.00
SBI International (Mauritius) Ltd.	Mauritius	98.00
INMB Ltd.	Nigeria	51.00
SBI Servicos Limitada	Brazil	100.00
SBI Finance Inc.	USA	100.00

2 Foreign exchange transactions/ translation

In respect of banking entities, foreign exchange transactions and their year end translation are accounted for in accordance with mandatory FEDAI/ RBI guidelines, instead of Accounting Standard 11 of the Institute of Chartered Accountants of India.

3. Investments

Classification and valuation of investments are made as per applicable RBI norms, in the following manner :

3.1 Investments are classified under (i)'Held to Maturity'(ii) 'Held for Trading' (iii) 'Available for Sale'.

3.2 'परिपक्वता के लिए रखे गए' श्रेणी में वर्गीकृत निवेश को अभिग्रहण लागत पर लेखे में लिया गया है. जहाँ कहीं पुस्तक मूल्य अंकित मूल्य/प्रतिदान मूल्य से अधिक है, वहाँ अतिरिक्त राशि का परिशोधन प्रतिभूति की शेष परिपक्वता अवधि में समान रूप से किया गया है.

3.3 'व्यापार के लिए रखे गए' श्रेणी में वर्गीकृत निवेश का मूल्यांकन जहाँ बाजार भाव उपलब्ध है, पुस्तक मूल्य अथवा बाजार मूल्य दोनों में जो भी कम है, पर किया गया है. जबकि मूल्यह्रास राजस्व खाते में प्रभारित किया गया है तथा पुस्तक मूल्य तदनुसार कम कर दिया गया है और मूल्यवृद्धि को छोड़ दिया गया है.

3.4.1 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत वर्गीकृत निवेश का मूल्यांकन जहाँ बाजार भाव उपलब्ध है, वहाँ लागत या बाजार मूल्य में, जो भी कम है, के आधार पर किया गया है.

3.4.2 'विक्रय के लिए उपलब्ध' श्रेणी के अंतर्गत वर्गीकृत निवेशों का मूल्यांकन जहाँ बाजार भाव उपलब्ध नहीं होता है, वहाँ लागत मूल्य अथवा अनुमानित वसूली मूल्य, इनमें से जो भी कम हो, पर किया जाता है जिसकी गणना फिक्स्ड इन्कम मनी मार्केट एंड डेरीवेटिव्स एसोशिएन आफ इंडिया/प्राइमरी डीलर्स एसोसिएशन आफ इंडिया/भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार की जाती है. स्क्रिपवार मूल्यह्रास का प्रावधान किया गया है और मूल्यवृद्धि को छोड़ दिया गया है. प्रत्येक स्क्रिप के अंकित मूल्य में कोई परिवर्तन नहीं किया गया है.

3.4.3 'विक्रय के लिए उपलब्ध' श्रेणी में वर्गीकृत राजकोष बिल और वाणिज्यिक पत्र का मूल्यांकन लागत के आधार पर किया गया है.

3.5 डिबेंचरों/बांडों के विषय में जहाँ ब्याज/मूल धन का भुगतान नहीं किया गया है वहाँ आय-निर्धारण एवं आस्ति-वर्गीकरण मानदंडों के अनुसार अलाभकारी अग्रिमों के मामले में जिस प्रकार मूल्यह्रास के लिए प्रावधान किया जाता है उसी प्रकार से प्रावधान किया गया है.

3.6 संयुक्त उपक्रमों में निवेशों (भारत में या विदेश में) का मूल्यांकन अवधिगत लागत पर किया गया है.

3.7 क्षेत्रीय ग्रामीण बैंकों (आरआरबी) में निवेशों को धारित प्रावधानों को घटाकर अंकित मूल्य पर लेखे में लिया गया है.

3.8 अभिदानों पर प्राप्त दलाली/कमीशन को प्रतिभूतियों की लागत में से घटा दिया गया है. प्रतिभूतियों के अभिग्रहण के संबंध में संदत्त दलाली/कमीशन और स्टाम्प शुल्क को राजस्व व्यय माना गया है.

4. अग्रिम

4.1 भारतीय कार्यालय

अग्रिमों का वर्गीकरण और उनके लिए प्रावधान भारतीय रिजर्व बैंक द्वारा निर्धारित विवेकपूर्ण मानदंडों के अनुसार निम्नानुसार किया गया है :

4.1.1 सभी अग्रिमों का वर्गीकरण चार श्रेणियों, अर्थात् (क) मानक आस्तियां, (ख) अवमानक आस्तियां, (ग) संदिग्ध आस्तियां, और (घ) हानिकर आस्तियों के रूप में किया गया है.

3.2 Investments under 'Held to Maturity' category, are carried at acquisition cost. Wherever the book value is higher than the face value/ redemption value, the excess amount is amortised equally over the remaining period of maturity of the security.

3.3 Investments classified under 'Held for Trading' category where market quotations are available are valued at lower of book value or market value. While depreciation is charged to the revenue account and book value is reduced accordingly, appreciation is ignored.

3.4.1 Investments classified under 'Available for Sale' category where market quotations are available are valued at cost or market price, whichever is lower.

3.4.2 Investments classified as 'Available for Sale' where market quotations are not available are valued at lower of cost or estimated realisable price computed as per Fixed Income Money Market and Derivatives Association of India / Primary Dealers Association of India / RBI guidelines. While scripwise depreciation is provided for, appreciation is ignored. Book value of the individual scrip is kept unchanged.

3.4.3 Treasury Bills and Commercial Paper classified as 'Available for Sale' are valued at cost.

3.5 In respect of Debentures/Bonds where interest/ principal is not serviced, provision for depreciation is made similar to the manner it is considered in the case of Non-Performing Advances as per IRAC norms.

3.6 Investments in Joint Ventures (both in India and abroad) are valued at historical cost.

3.7 Investment in Regional Rural Banks (RRBs) are accounted for at book value after netting off the provisions held.

3.8 Brokerage/commission received on subscriptions are deducted from the cost of securities. Brokerage, commission and stamp duty paid in connection with acquisition of securities are treated as revenue expenses.

4. Advances

4.1 Indian Offices

Advances are classified and provided for as per prudential norms prescribed by RBI in the following manner:

4.1.1 All advances are classified under four categories i.e. (a) Standard Assets, (b) Sub-standard Assets, (c) Doubtful Assets and (d) Loss Assets.

4.1.2 अलाभकारी अग्रिमों के लिए प्रावधान बकाया शेष से वसूल न किए गए ब्याज को घटाकर निम्नानुसार किया गया है :

(क) अव-मानक आस्तियों के लिए 10 प्रतिशत

(ख) निर्यात ऋण और गारंटी निगम (ई सी जी सी) की योजनाओं के अंतर्गत गारंटी प्रावरण की प्रतिधारण योग्य अथवा वसूली योग्य राशि, यदि कोई हो, घटाने के बाद संदिग्ध आस्तियों के लिए खाता जितने वर्षों तक संदिग्ध आस्ति के रूप में रहा, उतने वर्षों की संख्या (अर्थात् एक वर्ष, एक से तीन वर्ष और तीन वर्षों से अधिक) के आधार पर प्रतिभूत भाग के क्रमश: 20/30/50 प्रतिशत और बकाया राशियों के अप्रतिभूत भाग का शत-प्रतिशत.

(ग) राज्य सरकारों द्वारा गारंटीकृत अग्रिमों के संबंध में जहाँ गारंटी मांगी गई है और जिसमें 31 मार्च 2000 को दो तिमाहियों से अधिक समय तक चूक की गई है वहाँ प्रतिभूत भाग के 17.5 प्रतिशत और अप्रतिभूत भाग का 100 प्रतिशत प्रावधान किया गया है.

(घ) हानिकर आस्तियों के लिए 100 प्रतिशत.

4.2 **विदेश स्थित कार्यालय/अनुषंगियां**

प्रावधान करने के लिए इन अग्रिमों को चार श्रेणियों में उसी प्रकार वर्गीकरण किया गया है, जैसे भारतीय कार्यालयों के संबंध में किया गया है. अलाभकारी अग्रिमों के लिए प्रावधान भारतीय रिजर्व बैंक द्वारा निर्धारित आय-निर्धारण एवं आस्ति-वर्गीकरण मानदंडों अथवा स्थानीय आवश्यकताओं के अनुसार किया गया है.

4.3 वर्ष के दौरान अलाभकारी बने अग्रिमों के वसूल न किए गए ब्याज को आय/प्रावधानों में से प्रतिवर्तित कर दिया गया है.

4.4 अग्रिम अलाभकारी अग्रिमों और अवसूल ब्याज के संबंध में प्रावधान की राशि को घटा कर दिए गए हैं.

5. **आस्थगित राजस्व व्यय**

समूह की 8 बैंकिंग इकाइयों द्वारा वित्तीय वर्ष 2000-01 में लागू की गई स्वैच्छिक सेवानिवृत्ति योजना के संबंध में 511.82 करोड़ रुपये की राशि लाभ एवं हानि खाते में प्रभारित की गई है. शेष 1516.04 करोड़ रुपये की राशि को आस्थगित राजस्व व्यय माना जा रहा है तथा इसे अनुसूची 11 के अंतर्गत "अन्य आस्तियों" में सम्मिलित किया गया है. भारतीय रिजर्व बैंक के दिशा-निर्देशों के अनुसार इस राशि का परिशोधन आगामी तीन वर्षों के अंदर किया जाना है.

कार्ड अभिग्रहण व्ययों के संबंध में 20.51 करोड़ रुपये की राशि लाभ एवं हानि खाते में प्रभारित की गई है. शेष 11.42 करोड़ रुपये की राशि को आस्थगित राजस्व व्यय माना जा रहा है तथा इसे अनुसूची 11 के अंतर्गत "अन्य आस्तियों" में सम्मिलित किया गया है. इस राशि का परिशोधन वित्तीय वर्ष 2002-03 में किया जाना है.

4.1.2 Provisions on non-performing advances are made after netting unrealised interest from the outstanding balance, as under :

(a) Sub-standard Assets at 10%

(b) Doubtful Assets at 20%/30%/50% of the secured portion based on the number of years the account remained as 'Doubtful Asset' (i.e. up to one year, one to three years and more than three years respectively) and at 100% of the unsecured portion after netting retainable or realisable amount of the guarantee cover under the schemes of Export Credit Guarantee Corporation (ECGC), if any.

(c) In respect of advances guaranteed by the State Governments, where the guarantee had been invoked and remained in default for more than two quarters as on 31st March 2000, provision of 17.5% of the secured portion and 100% of the unsecured portion has been made.

(d) Loss Assets at 100%

4.2 **Foreign offices/subsidiaries**

Advances are classified under four categories in line with Indian Offices. Provisions against non-performing advances are made as per IRAC norms prescribed by RBI or as per local requirements whichever is higher.

4.3 Unrealised Interest on advances which became non-performing during the year is reversed from income/ provided for.

4.4 Advances are net of provisions against non-performing advances and interest not realised.

5 **Deferred Revenue Expenditure**

In respect of the Voluntary Retirement Scheme implemented in FY 2000-01 by 8 banking entities in the Group, an amount of Rs.511.82 crore has been charged to the Profit and Loss Account. The balance amount of Rs1516.04 crore is being treated as deferred revenue expenditure included under Schedule 11 "Other Assets", to be amortised over a further period of 3 years in accordance with RBI guidelines.

In respect of Card acquisition expenses, an amount of Rs.20.51 crore has been charged to the Profit and Loss Account. The balance amount of Rs.11.42 crore is being treated as deferred revenue expenditure included under Schedule 11 "Other Assets" to be amortised in FY 2002-03.

6. **खंडवार सूचना**

खंडवार सूचना हेतु अपनाई जाने वाली लेखा नीतियाँ निम्नलिखित अतिरिक्त विशेषताओं के साथ समेकित वित्तीय विवरणों में अपनाई गई लेखा नीतियों के अनुरूप हैं.

- राष्ट्रीय बैंकिंग समूह/अंतरराष्ट्रीय बैंकिंग समूह खंडों तथा अन्य खंडों के बीच अंतः खंडीय लेनदेनों का मूल्य निर्धारण बाजार पर आधारित होता है. अन्य खंडों के संदर्भ में निधियों के उपयोग हेतु क्षतिपूर्ति की गणना ऋणदाता खंड द्वारा वहन किए गए ब्याज एवं अन्य व्ययों के आधार पर की जाती है.
- खंड की परिचालन गतिविधियों के साथ उनके संबंध के आधार पर खंडों के लिए राजस्व एवं व्यय अभिनिर्धारित किए गए हैं.
- राजस्व एवं व्यय जो संपूर्ण उद्यम से संबंधित है तथा जो यथोचित आधार पर खंडों के लिए विनियोज्य नहीं हैं, 'अनिर्धारित कारपोरेट व्यय' (अनिर्धारित कारपोरेट राजस्व को घटाकर) के अंतर्गत सम्मिलित किए गए हैं.

(कृपया पृष्ठ क्रमांक 108 पर तालिका देखें)

7. **संबंधित पक्षों की जानकारी**

7.1. **संबंधित पक्ष**

सहयोगी/संयुक्त उपक्रम:

1. डिस्काउंट एंड फाइनेंस हाउस ऑफ इंडिया
2. क्लियरिंग कारपोरेशन ऑफ इंडिया
3. क्षेत्रीय ग्रामीण बैंक
4. क्रेडिट इनफार्मेशन ब्यूरो ऑफ इंडिया लिमिटेड
5. जी ई कैपिटल बिजिनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड
6. नेपाल एसबीआई लिमिटेड
7. बैंक ऑफ भूटान
8. एस बी आई होम फाइनेंस लिमिटेड

प्रमुख प्रबंधन कार्मिक :

1. श्री जानकी बल्लभ, अध्यक्ष
2. श्री वाई. राधाकृष्णन्, प्रबंध निदेशक
3. श्री एस. गोविंदराजन्, प्रबंध निदेशक

7.2. उपर्युक्त में से निम्नलिखित संबंधित पक्ष संबंध रखते हैं जिनसे संबंधित जानकारी लेखा मानक 18 के अनुसार देना अपेक्षित है :-

i. क्रेडिट इनफार्मेशन ब्यूरो ऑफ इंडिया लिमिटेड (सी आई बी आई एल)

ii. जी ई कैपिटल बिजिनेस प्रोसेस मैनेजमेंट सर्विसेज प्राइवेट लिमिटेड (जी ई सी बी पी एम एल)

iii. एस बी आई होम फाइनेंस लिमिटेड (एस बी आई एच एफ एल)

iv. नेपाल एसबीआई लिमिटेड (एन एस बी एल)

v. बैंक ऑफ भूटान (बी ओ बी एच)

6 **Segment Reporting**

The accounting policies adopted for segment reporting are in line with the accounting policies adopted in consolidated financial statements, with the following additional features

- Pricing of intersegment transactions between the NBS/IBG segments and the other segments are market led. In respect of the other segments, compensation for the use of funds is reckoned based on interest and other costs incurred by the lending segment.
- Revenue and expenses have been identified to segments based on their relationship to the operating activities of the segment.
- Revenue and expenses, which relate to the enterprise as a whole and are not allocable to segments on a reasonable basis have been included under 'Unallocated corporate expenses' (net of unallocated corporate revenue).

(Please see Table on Page 108)

7 **Related Party Disclosures**

7.1. Related Parties

Associates/Joint Ventures :

1. Discount & Finance House of India
2. Clearing Corporation of India Ltd
3. Regional Rural Banks
4. Credit Information Bureau of India Ltd
5. GE Capital Business Process Management Services Private Ltd
6. Nepal SBI Ltd
7. Bank of Bhutan
8. SBI Home Finance Ltd

Key Management Personnel :

1. Shri Janki Ballabh, Chairman
2. Shri Y. Radhakrishnan, Managing Director
3. Shri S. Govindarajan, Managing Director

7.2. Out of the above, the following are the Related Party Relationships in respect of which disclosures are required to be made in terms of AS-18 :

i. Credit Information Bureau of India Ltd (CIBIL)

ii. GE Capital Business Process Management Services Pvt. Ltd.(GECBPML)

iii. SBI Home Finance Ltd. (SBIHFL)

iv. Nepal SBI Ltd (NSBL)

v. Bank of Bhutan (BOBH)

क. प्राथमिक खंड संबंधी सूचना
A. Primary Segment Disclosures

(रुपये करोड़ में)
(Rs. in Crore)

	राष्ट्रीय बैंकिंग समूह NBG	कारपोरेट बैंकिंग समूह CBG	राजकोषीय परिचालन (देशीय) Treasury Operations (Domestic)	अंतरराष्ट्रीय बैंकिंग समूह IBG	गैर-बैंकिंग अनुषंगियां Non Banking Subsidiaries	निरसन Eliminations	योग Total
1. राजस्व REVENUE							
क. बाह्य ग्राहकों से प्राप्त राजस्व a. Revenue from External Customers	17659.80	2097.54	22861.57	1988.17	453.79	—	45060.87
ख. अंतर खंड राजस्व b. Inter Segment Revenue	19798.39	(2.28)	(9.29)	40.23	5.51	(19832.56)	—
कुल राजस्व Total Revenue	37458.19	2095.26	22852.28	2028.40	459.30	(19832.56)	45060.87
2. परिणाम RESULT							
क. खंड परिणाम a. Segment Result	2940.38	510.17	2046.87	361.86	162.31		6021.59
ख. अनिर्धारित कारपोरेट व्यय (अनिर्धारित कारपोरेट आय को घटाकर) b. Unallocated corporate expenses (net of unallocated corporate revenue)							650.60
ग. कर पूर्व लाभ c. Profit before taxes							5370.99
घ. करों के लिए प्रावधान d. Provision for taxes (incl. deferred taxes)							1912.45
निवल लाभ Net Profit							3458.54
3. खंड की आस्तियां Segment Assets	350342.49	30527.77	206089.56	50904.23	1730.61	194751.32	444843.34
4. अनिर्धारित कारपोरेट आस्तियां Unallocated Corporate Assets							4136.04
5. कुल आस्तियां Total Assets	350342.49	30527.77	206089.56	50904.23	1730.61	194751.32	448979.38
6. खंड की देयताएं Segment Liabilities	340186.05	27093.32	203581.81	47819.84	1438.09	195455.32	424663.79
7. अनिर्धारित कारपोरेट देयताएं Unallocated Corporate Liabilities							4313.44
8. कुल देयताएं Total Liabilities	340186.05	27093.32	203581.81	47819.84	1438.09	195455.32	428977.23
9. पूंजीगत व्यय Capital Expenditure	479.69	0.86	1.21	23.04	3.88	—	508.68
10. मूल्यह्रास Depreciation	363.80	151.58	1.50	21.67	31.56	—	570.11
11. मूल्यह्रास को छोड़कर गैर-नकदी व्यय Non-Cash Expenses other than Depreciation	—	—	—	—	—	—	540.78

ख. द्वितीय खंड से संबंधित सूचना
B. Secondary Segment Disclosures

	देशीय परिचालन Domestic Operations	विदेशी परिचालन Foreign Operations	योग Total
1. बाह्य ग्राहकों से खंड राजस्व Segment Revenue from external customers	43505.54	1555.33	45060.87
2. खंड की आस्तियां Segment Assets	414330.95	30512.39	444843.34
3. पूंजीगत व्यय Capital Expenditure	485.65	23.03	508.68

vi. श्री जानकी बल्लभ, अध्यक्ष, भारतीय स्टेट बैंक

vii. श्री वाई. राधाकृष्णन्, प्रबंध निदेशक, भारतीय स्टेट बैंक

viii. श्री एस. गोविंदराजन्, प्रबंध निदेशक, भारतीय स्टेट बैंक

अन्य संबंधित पक्ष 'सरकार द्वारा नियंत्रित उद्यम' हैं तथा लेखा मानक 18 के पैरा 9 के अनुसार इनकी जानकारी देने की आवश्यकता नहीं है. इसके अतिरिक्त लेखा मानक 18 के पैरा 5 के अनुसार उन लेनदेनों की जानकारी देने की आवश्यकता नहीं है जो बैंकर-ग्राहक संबंध की प्रकृति के हैं. उपर्युक्त आठ संबंधित पक्षों के साथ समूह के गैर-बैंकिंग लेनदेन से संबंधित जानकारी निम्नानुसार है:-

7.3 लेनदेन (जो बैंकर-ग्राहक संबंध की प्रकृति के नहीं हैं)

(रुपये हजार में)

	सहयोगी	प्रमुख प्रबंधन कार्मिक (के एम पी)	प्रमुख प्रबंधन कार्मिकों के संबंधी
शेयर पूंजी में निवेश	209909		
प्राप्त कमीशन	24		
जारी किए गए ड्राफ्टों पर विनिमय	3		
प्राप्त किराया	1		
प्रदत्त विविध व्यय	7		
निदेशकों का प्राप्त बैठक शुल्क	34		
प्राप्त लाभांश	6000		
ए टी एम कार्ड तैयार करवाने हेतु भुगतान की गई राशि	32806		
प्रमुख प्रबंधन कार्मिकों को प्रदत्त वेतन एवं भत्ते तथा परिलब्धियां		1464	
कार्ड प्रोसेसिंग शुल्क हेतु देय राशि	109099		
प्रदत्त कार्ड प्रोसेसिंग शुल्क तथा अन्य व्यय	361992		

8. दिनांक 1.4.2001 से पट्टे पर दी गई आस्तियां

(रुपये करोड़ में)

पट्टों में किया गया कुल निवेश	154.83
दिनांक 31.3.2002 को प्राप्य न्यूनतम पट्टा भुगतानों का वर्तमान मूल्य	
• 1 वर्ष से कम	24.03
• 1 से 5 वर्ष तक	67.93
• 5 वर्ष तथा उससे अधिक	10.70
योग	102.66
अनर्जित वित्त आय का वर्तमान मूल्य	28.70

vi. Shri Janki Ballabh, Chairman, SBI

vii. Shri Y. Radhakrishnan, Managing Director, SBI

viii. Shri S. Govindarajan, Managing Director, SBI

Other Related Parties are 'State-controlled Enterprises' and hence no disclosures are required as per paragraph 9 of AS 18. Further, in terms of paragraph 5 of AS 18, transactions in the nature of banker-customer relationship are not required to be disclosed. The non-banking transactions of the Group with the above eight related parties are disclosed hereunder:

7.3 Transactions (which are not in the nature of banker-customer Relationship) :

(Rs. in thousands)

	Associates	Key Management Personnel (KMP)	Relatives of KMP
Investment in Share Capital	209909		
Commission Received	24		
Exchange on Drafts issued	3		
Rent Received	1		
Miscellaneous expenses paid	7		
Directors' sitting fees received	34		
Dividends received	6000		
Amount paid for sourcing ATM Cards	32806		
Salary & Allowances and perquisities paid to KMP		1464	
Amount Payable towards Card Processing Charges	109099		
Card Processing charges and other expenses paid	361992		

8 Assets given on lease with effect from 1.4.2001

(Rs. in crore)

Total gross investment in the leases	154.83
Present value of minimum lease payments receivable as on 31.3.2002	
• Less than 1 year	24.03
• 1 to 5 years	67.93
• 5 years and above	10.70
Total	102.66
Present value of unearned finance income	28.70

9. प्रति शेयर उपार्जन

प्रति शेयर उपार्जन की गणना निम्नानुसार की गयी है:

क. निवल लाभ 3,353.57 करोड़ रुपये

ख. भारित ईक्विटी शेयरों की औसत संख्या 52,62,98,878

ग. प्रति शेयर उपार्जन (मूल एवं ह्रासित) रु. 63.72

10. आस्थगित कर आस्तियां/देयताएं

31 मार्च 2002 को आस्थगित कर आस्ति का निवल शेष 20.91 करोड़ रुपये था जिसमें निम्नलिखित सम्मिलित हैं:-

निम्नलिखित के कारण आस्थगित कर देयताएं:	(रुपये करोड़ में)
निवेश पर उपचित ब्याज	51.37
स्वैच्छिक सेवानिवृत्ति व्यय	109.12
स्थिर आस्तियों पर मूल्यह्रास	36.96
पट्टाकृत आस्तियों पर मूल्यह्रास	229.34
मूल्यह्रास एवं निवेश का परिशोधन	58.68
प्रतिभूति लेनदेन से संबंधित प्रावधान	134.72
अन्य	28.51
कुल आस्थगित कर देयता	648.70

निम्नलिखित के कारण आस्थगित कर आस्तियां:	(रुपये करोड़ में)
अलाभकारी आस्तियों के लिए किया गया प्रावधान	614.58
न्यूनतम वैकल्पिक कर के कारण जमा	26.76
अन्य प्रावधान	28.27
कुल आस्थगित कर आस्तियां	669.61

11. लाभ एवं हानि खाते में 'व्यय' शीर्ष के अंतर्गत सम्मिलित 'प्रावधान एवं आकस्मिक व्यय' का विवरण

	(रुपये करोड़ में) 2001-2002
क) आय कर के लिए प्रावधान	
-वर्तमान कर	2323.92
- आस्थगित कर	(409.52)
ख) अन्य करों के लिए प्रावधान	(1.95)
ग) अलाभकारी आस्तियों के लिए किए गए प्रावधान की राशि	3123.49
घ) विश्व ऋण संविभाग में मानक आस्तियों पर सामान्य प्रावधान	100.16
ङ) निवेशों का मूल्यह्रास	233.00
च) अन्य आस्तियों पर प्रावधान	(28.70)
छ) अन्य	24.30
(कोष्ठक में दिए गए आंकड़े जमा दर्शाते हैं)	
योग	5364.70

9. Earnings per Share

Earnings per Share has been computed as under:

a. Net Profit Rs. 3353.57 crore

b. Weighted average number of equity shares 52,62,98,878

c. Earnings per Share (Basic and Diluted) Rs.63.72

10. Deferred Tax Assets/ Liabilities

The net balance of deferred tax asset as on 31st March 2002 amounted to Rs.20.91 crore, comprising :

Deferred tax liabilities on account of the following :

	Rs. crore
Interest Accrued on Investment	51.37
VRS expenses	109.12
Depreciation on Fixed Assets	36.96
Depreciation on leased assets	229.34
Depreciation & amortisation of Investment	58.68
Provision relating to securities transaction	134.72
Others	28.51
Total deferred tax liability	648.70

Deferred tax assets on account of the following:

Provision made against NPAs	614.58
Credit on account of Minimum Alternate Tax	26.76
Other Provisions	28.27
Total deferred tax assets	669.61

11. Break up of the item "Provisions and Contingencies" included under the head "Expenditure" in the Profit and Loss Account:

	(Rs.in Crore) 2001-2002
a) Provision for Income Tax	
- Current tax	2323.92
- Deferred Tax	(409.52)
b) Provision for other taxes	(1.95)
c) Amount of provision made against NPAs	3123.49
d) General provision on Standard Assets in the global loan portfolio	100.16
e) Depriciation in the value of Investments	233.00
f) Provision on other assets	(28.70)
g) Others	24.30
(Figures in the bracket indicate credit)	
TOTAL	5364.70

12. समेकित वित्तीय विवरणों की प्रस्तुति का पहला वर्ष होने के कारण पिछले वर्ष के आंकड़े प्रस्तुत नहीं किए गए हैं. जहाँ कहीं भी आवश्यक समझा गया, समूह इकाइयों के वर्तमान वर्ष के आंकड़े पुनर्व्यवस्थित/फिर से तैयार/पुनर्समूहित किए गए हैं.

13. भारतीय सनदी लेखाकार संस्थान द्वारा जारी सामान्य स्पष्टीकरण के अनुसार मूल संस्था एवं उसकी अनुषंगियों के अलग वित्तीय विवरणों में दी गई अतिरिक्त सांविधिक जानकारी का और गैर जरूरी मदों से संबंधित जानकारी के समेकित वित्तीय विवरणों में शामिल न किए जाने का समेकित वित्तीय विवरणों का सही एवं निष्पक्ष चित्र प्रस्तुत करने पर कोई प्रभाव नहीं पड़ता है.

12. As this is the first year of presentation of consolidated financial statements, figures for the previous year have not been presented. Current year's figures of the group entities have been rearranged/recast/regrouped wherever considered necessary.

13. Additional statutory information disclosed in separate financial statements of the Parent and the Subsidiaries having no bearing on the true and fair view of the Consolidated Financial Statements and also the information pertaining to the items which are not material have not been disclosed in the Consolidated Financial Statement in view of the general clarification issued by the Institute of Chartered Accountants of India (ICAI).

अनुसूची 1 — पूंजी
SCHEDULE 1 — CAPITAL

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002
	रु. Rs.
प्राधिकृत पूंजी — 10/- रुपए प्रति शेयर वाले 100,00,00,000 शेयर Authorised Capital — 100,00,00,000 shares of Rs.10/- each	1000,00,00
निर्गमित, अभिदत्त और संदत्त पूंजी — 52,62,98,878 शेयर — प्रत्येक शेयर 10/- रु का [इसमें 2,07,69,009 विश्व जमा रसीदों से संबद्ध 4,15,38,018 शेयर सम्मिलित हैं]. Issued, Subscribed and Paid-up Capital — 52,62,98,878 shares of Rs.10/- each (includes 4,15,38,018 shares represented by 2,07,69,009 Global Depository Receipts)	526,29,89
जोड़ TOTAL	526,29,89

अनुसूची 2 — आरक्षितियां और अधिशेष
SCHEDULE 2 — RESERVES & SURPLUS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार As on 31.3.2002	
		रु. Rs.	रु. Rs.
I.	कानूनी आरक्षितियां Statutory Reserves		
	अथशेष Opening Balance	9183,48,48	
	वर्ष के दौरान परिवर्धन Additions during the year	2211,16,03	
	वर्ष के दौरान कटौतियां Deductions during the year	1,59,24	
			11393,05,27
II.	पूंजी आरक्षितियां Capital Reserves		
	अथशेष Opening Balance	125,81,06	
	वर्ष के दौरान परिवर्धन Additions during the year	31,88,98	
	वर्ष के दौरान कटौतियां Deductions during the year	...	
			157,70,04
III.	शेयर प्रीमियम Share Premium		

अनुसूची 2 — आरक्षितियां और अधिशेष (जारी)
SCHEDULE 2 — RESERVES & SURPLUS (Contd.)

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार As on 31.3.2002	
		रु. Rs.	रु. Rs.
	अथशेष Opening Balance	3875,99,30	
	वर्ष के दौरान परिवर्धन Additions during the year	...	
	वर्ष के दौरान कटौतियां Deductions during the year	...	3875,99,30
IV.	निवेश उतार-चढ़ाव आरक्षितियां Investment Fluctuation Reserve		
	अथशेष Opening Balance	647,86,93	
	वर्ष के दौरान परिवर्धन Additions during the year	551,99,83	
	वर्ष के दौरान कटौतियां Deductions during the year	1,50,77	1198,35,99
V.	राजस्व और अन्य आरक्षितियां Revenue and Other Reserves		
	अथशेष Opening Balance	2477,82,72	
	वर्ष के दौरान परिवर्धन (रु. 211747 हजार के आस्थगित कर समायोजन सहित) Additions during the year (including deferred tax adjustment Rs. 211747 thousand)	213,89,49	
	वर्ष के दौरान कटौतियां (रु.4138870 हजार के आस्थगित कर समायोजन सहित) Deductions during the year (including deferred tax adjustment Rs. 4138870 thousand)	640,49,87	2051,22,34
VI.	लाभ और हानि खाता Profit and Loss Account		238,38,38
	जोड़ TOTAL (I, II, III, IV, V और and VI)		18914,71,32

अनुसूची 2 क — अल्पांश ब्याज
SCHEDULE 2A — MINORITY INTEREST

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार As on 31.3.2002
		रु. Rs.
III.	शेयर पूंजी Share Capital	152,31,97
	आरक्षितियां एवं अधिशेष Reserves & Surplus	408,81,39
	जोड़ TOTAL (क+ख) (A+B)	561,13,36

अनुसूची 3 — निक्षेप
SCHEDULE 3 — DEPOSITS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
क. I. मांग निक्षेप A. I. Demand Deposits	
(i) बैंकों से From banks	8053,61,55
(ii) अन्य से From others	45001,32,64
II. बचत बैंक निक्षेप Savings Bank Deposits	74953,36,74
III. सावधि निक्षेप Term Deposits	
(i) बैंकों से From banks	7274,59,68
(ii) अन्यों से From others	216147,74,07
जोड़ TOTAL (I, II, और and III)	351430,64,68
ख. (i) भारत में निक्षेप B. Deposits in India	343125,16,75
(ii) भारत के बाहर निक्षेप Deposits outside India	8305,47,93
जोड़ TOTAL	351430,64,68

अनुसूची 4 — उधार
SCHEDULE 4 — BORROWINGS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
I. भारत में उधार Borrowings in India	
(i) भारतीय रिज़र्व बैंक Reserve Bank of India	335,15,00
(ii) अन्य बैंक Other banks	36,60,72
(iii) अन्य संस्थाएं और अभिकरण Other institutions and agencies	2560,29,63
II. भारत के बाहर से उधार Borrowings outside India	7392,16,36
जोड़ TOTAL (I और and II)	10324,21,71
ऊपर I और II में सम्मिलित प्रतिभूत उधार Secured borrowings included in I & II above	3364,97,92

अनुसूची 5 — अन्य दायित्व और उपबंध
SCHEDULE 5 — OTHER LIABILITIES & PROVISIONS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
I.	संदेय बिल Bills payable	18184,84,14
II.	अंतःसमूह समायोजन (निवल) Intra-Group adjustments (net)	4175,41,23
III.	प्रोद्भूत ब्याज Interest accrued	24029,67,09
IV.	गौण ऋण Subordinated debt	4517;66,13
V.	अन्य (इसमें उपबंध सम्मिलित हैं) Others (including provisions)	16314,77,99
	जोड़ TOTAL	67222,36,58

अनुसूची 6 — भारतीय रिज़र्व बैंक में नकदी और अतिशेष
SCHEDULE 6 — CASH AND BALANCES WITH RESERVE BANK OF INDIA

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
I.	हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1369,87,32
II.	भारतीय रिजर्व बैंक में अतिशेष Balances with Reserve Bank of India	
	(i) चालू खाते में In Current Account	25958,37,55
	(ii) अन्य खातों में In Other Accounts	...
	जोड़ TOTAL (I और and II)	27328,24,87

अनुसूची 7 — बैंकों में अतिशेष और मांग पर तथा अल्प सूचना पर प्राप्य धन
SCHEDULE 7 — BALANCES WITH BANKS & MONEY AT CALL & SHORT NOTICE

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
I. भारत में In India	
(i) बैंकों में अतिशेष Balances with banks	
(क) चालू खाते में (a) In Current Account	72,48,87
(ख) अन्य जमा खातों में (b) In Other Deposit Accounts	4218,96,43
(ii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	
(क) बैंकों में (a) With banks	24357,95,00
(ख) अन्य संस्थाओं में (b) With other institutions	...
जोड़ TOTAL	28649,40,30
II. भारत के बाहर Outside India	
(i) चालू खाते में In Current Account	7191,61,77
(ii) अन्य जमा खातों में In Other Deposit Accounts	2639,14,63
(iii) मांग पर और अल्प सूचना पर प्राप्य धन Money at call and short notice	7935,59,95
जोड़ TOTAL	17766,36,35
कुल जोड़ GRAND TOTAL (I और and II)	46415,76,65

अनुसूची 8 — विनिधान
SCHEDULE 8 — INVESTMENTS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
I. भारत में विनिधान Investments in India in	
(i) सरकारी प्रतिभूतियां Government Securities	152115,52,87
(ii) अन्य अनुमोदित प्रतिभूतियां Other approved securities	6653,25,77
(iii) शेयर Shares	1184,82,59
(iv) डिबेंचर और बंध पत्र Debentures and Bonds	16645,83,20
(v) संयुक्त उपक्रम Joint ventures	44,77,44
(vi) अन्य (यूनिटें, आदि) Others (Units, etc.)	4072,25,74
जोड़ TOTAL	180716,47,61
II. भारत के बाहर विनिधान Investments outside India in	
(i) सरकारी प्रतिभूतियों में (इसमें स्थानीय प्राधिकरण सम्मिलित हैं) Government securities (including local authorities)	456,91,59
(ii) संयुक्त उपक्रम Joint ventures	3,43,27
(iii) अन्य (शेयर, डिबेंचर आदि) Other (Shares, Debentures, etc.)	4337,18,06
जोड़ TOTAL	4797,52,92
कुल जोड़ GRAND TOTAL (I और and II)	185514,00,53
III. भारत मे विनिधान Investments in India	
(i) विनिधानों का सकल मूल्य Gross Value of Investments	181803,24,53
(ii) मूल्यह्रास के लिए प्रावधान Provision for Depreciation	1086,76,92
(iii) निवल विनिधान (ऊपर I से) Net Investments (vide I above) ... ... जोड़ TOTAL	180716,47,61
IV. भारत के बाहर विनिधान Investments outside India	
(i) विनिधानों का सकल मूल्य Gross Value of Investments	4870,60,15
(ii) मूल्यह्रास के लिए प्रावधान Provision for Depreciation	73,07,23
(iii) निवल विनिधान (ऊपर II से) Net Investments (vide II above) ... ... जोड़ TOTAL	4797,52,92
कुल जोड़ GRAND TOTAL (III और and IV)	185514,00,53

अनुसूची 9 — अग्रिम
SCHEDULE 9 — ADVANCES

(000 को छोड़ दिया गया है)
(000s omitted)

			31.3.2002 की स्थिति के अनुसार As on 31.3.2002 रु. Rs.
क. A.	(I)	क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र Bills purchased and discounted	16000,50,59
	(II)	कैश क्रेडिट, ओवरड्राफ्ट और मांग पर प्रतिसंदेय उधार Cash credits, overdrafts and loans repayable on demand	91331,22,75
	(III)	सावधि उधार Term loans	58989,39,82
		जोड़ TOTAL	166321,13,16
ख. B.	(I)	मूर्त आस्तियों द्वारा प्रतिभूत Secured by tangible assets	134973,16,87
	(II)	बैंक/सरकारी प्रत्याभूतियों द्वारा संरक्षित Covered by Bank/Government Guarantees	10544,37,87
	(III)	अप्रतिभूत Unsecured	20803,58,42
		जोड़ TOTAL	166321,13,16
ग. C.	(I) (I)	भारत में अग्रिम Advances in India	
		(i) प्राथमिकता प्राप्त क्षेत्र Priority Sector	47619,77,53
		(ii) सार्वजनिक क्षेत्र Public Sector	30486,23,73
		(iii) बैंक Banks	312,15,14
		(iv) अन्य Others	73574,67,41
		जोड़ TOTAL	151992,83,81
	(II) (II)	भारत के बाहर अग्रिम Advances Outside India	
		(i) बैंकों से शोध्य Due from banks	804,72,78
		(ii) अन्यों से शोध्य Due from others	
		(क) क्रय किए गए और मितीकाटे पर भुगतान किए गए विनिमय पत्र (a) Bills purchased and discounted	1873,95,55
		(ख) अभिषद उधार (b) Syndicated loans	4143,77,12
		(ग) अन्य (c) Others	7505,83,90
		जोड़ TOTAL	14328,29,35
		कुल जोड़ GRAND TOTAL (ग C.I और and ग C.II)	166321,13,16

अनुसूची 10 — स्थिर आस्तियां
SCHEDULE 10 — FIXED ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 की स्थिति के अनुसार As on 31.3.2002	
		रु. Rs.	रु. Rs.
I.	परिसर **Premises**		
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1149,65,38	
	वर्ष के दौरान परिवर्धन Additions during the year	87,78,23	
	वर्ष के दौरान कटौतियां Deductions during the year	13,71,09	
	अद्यतन अवक्षयण Depreciation to date	361,56,32	
			862,16,20
II.	अन्य स्थिर आस्तियां (इसमें फर्नीचर और फिक्सचर सम्मिलित हैं) Other Fixed Assets (including furniture and fixtures)		
	पूर्ववर्ती वर्ष के 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	2629,92,71	
	वर्ष के दौरान परिवर्धन Additions during the year	420,90,11	
	वर्ष के दौरान कटौतियां Deductions during the year	39,63,69	
	अद्यतन अवक्षयण Depreciation to date	19,91,23,61	
			1019,95,52
III.	चल रहे पूंजीगत कार्य Capital works-in-progress		107,61,57
IV.	पट्टाकृत आस्तियां Leased Assets		
	पूर्ववर्ती वर्ष की 31 मार्च की स्थिति के अनुसार लागत पर At cost as on 31st March of the preceding year	1801,27,55	
	वर्ष के दौरान समायोजन सहित कटौतियां Deductions during the year including adjustments	77,89,71	
	अद्यतन अवक्षयण Depreciation to date	654,69,17	
			1068,68,67
V.	चल रहे पूंजीगत कार्य (पट्टाकृत आस्तियां) Capital works-in-progress (Leased Assets)		36,73,25
	जोड़ TOTAL (I to V)		3095,15,21

अनुसूची 11 — अन्य आस्तियां
SCHEDULE 11 — OTHER ASSETS

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002
	रु. Rs.
(i) प्रोद्भूत ब्याज Interest accrued	7400,17,27
(ii) अग्रिम रूप से संदत्त कर/स्रोत पर काटा गया कर Tax paid in advance/tax deducted at source	2649,93,37
(iii) आस्थगित कर आस्ति (निवल) Deferred Tax Asset (net)	20,91,33
(iv) लेखन-सामग्री और स्टाम्प Stationery and stamps	105,95,45
(v) दावों की संतुष्टि में प्राप्त की गई गैर-बैंककारी आस्तियां Non-banking assets acquired in satisfaction of claims	91,70
(vi) आस्थगित राजस्व व्यय Deferred Revenue Expenditure	1530,33,00
(vii) अन्य Others	8596,85,00
जोड़ TOTAL	20305,07,12

अनुसूची 12 — समाश्रित दायित्व
SCHEDULE 12 — CONTINGENT LIABILITIES

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 की स्थिति के अनुसार As on 31.3.2002
	रु. Rs.
I. ऋण के रूप में स्वीकार नहीं किये गए दावे Claims not acknowledged as debts	681,43,17
II. अंशतः संदत्त विनिधानों के लिए दायित्व Liability for partly paid investments	9,61,88
III. बकाया वायदा विनिमय संविदाओं की बाबत दायित्व Liability on account of outstanding forward exchange contracts	69618,34,30
IV. संघटकों की ओर से दी गई प्रत्याभूतियां Guarantees given on behalf of constituents	
(क) भारत में (a) In India	14237,95,08
(ख) भारत के बाहर (b) Outside India	3555,34,76
V. प्रतिग्रहण, पृष्ठांकन और अन्य बाध्यताएं Acceptances, endorsements and other obligations	16521,38,25
VI. अन्य मदें जिनके लिए बैंक समाश्रित रूप से दायी है Other items of contingent liability	21342,36,76
जोड़ TOTAL	125966,44,20

31 मार्च 2002 को समाप्त वर्ष के लिए लाभ एवं हानि खाता
PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED 31ST MARCH 2002

(000 को छोड़ दिया गया है)
(000s omitted)

	अनुसूची क्र. Schedule No.	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002
		रु. Rs.
I. आय INCOME		
अर्जित ब्याज Interest earned	13	39022,24,89
अन्य आय Other Income	14	616814,56
	जोड़ TOTAL	45190,39,45
II. व्यय EXPENDITURE		
व्यय किया गया ब्याज Interest expended	15	26620,33,88
प्रचालन व्यय Operating expenses	16	9746,81,91
उपबंध और आकस्मिक व्यय Provisions and contingencies		5364,70,03
	जोड़ TOTAL	41731,85,82
III. लाभ PROFIT		
वर्ष के लिए निवल लाभ Net Profit for the year		3458,53,63
घटाएं : अल्पांश ब्याज Less: Minority Interest		104,96,98
समूह लाभ Group Profit		3353,56,65
जोड़े : समूह के देय अग्रानीत लाभ Add: Brought forward Profit attributable to the group ...		80,56,92
	जोड़ TOTAL	3434,13,57
विनियोजन APPROPRIATIONS		
कानूनी आरक्षितियों को अन्तरण Transfer to statutory reserves		2209,56,79
अन्य आरक्षितियों को अन्तरण Transfer to other reserves		664,32,33
प्रस्तावित लाभांशों को अन्तरण Transfer to proposed dividend		315,77,93
अतिशेष जो तुलनपत्र में आगे ले जाया गया है Balance carried over to Balance Sheet		244,46,52
	जोड़ TOTAL	3434,13,57

अनुसूची 13 — अर्जित ब्याज
SCHEDULE 13 — INTEREST EARNED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 को समाप्त वर्ष year ended 31.3.2002 रु. Rs.
I.	अग्रिमों/विनिमय पत्रों पर ब्याज/मितीकाटा Interest/discount on advances/bills	15520,94,25
II.	विनिधानों पर आय Income on investments	18646,15,08
III.	भारतीय रिज़र्व बैंक के अतिशेषों और अन्य अन्तर-बैंक निधियों पर ब्याज Interest on balances with Reserve Bank of India and other inter-bank funds	3320,21,83
IV.	अन्य Others	1534,93,73
	जोड़ TOTAL	39022,24,89

अनुसूची 14 — अन्य आय
SCHEDULE 14 — OTHER INCOME

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 को समाप्त वर्ष year ended 31.3.2002 रु. Rs.
I.	कमीशन, विनिमय और दलाली Commission, exchange and brokerage	3735,70,82
II.	विनिधानों के विक्रय पर लाभ/हानि (निवल) Profit/Loss on sale of investments (Net)	1115,32,58
III.	विनिधानों के पुनर्मूल्यांकन पर लाभ/हानि (निवल) Profit/Loss on revaluation of investments (Net)	(19,63,42)
IV.	भूमि, भवनों और अन्य आस्तियों के विक्रय पर लाभ (निवल) Profit on sale of land, buildings and other assets (Net)	16,10,18
V.	विनिमय संव्यवहारों पर लाभ (निवल) Profit on exchange transactions (Net)	558,78,63
VI.	भारत/विदेश स्थित संयुक्त उपक्रमों से प्राप्त लाभांश Dividends from joint ventures in India/abroad	2,41,67
VII.	पट्टा आय Lease income	
	(क/a) पट्टा किराया Lease rental*	306,59,21
	(ख/b) पट्टा वित्तपोषण प्रभार Lease finance charges	14,12,27
	(ग/c) अतिदेय प्रभार Overdue charges	239,50
VIII.	क्रेडिट कार्ड सदस्यता/सेवा शुल्क Credit card membership/services fees	68,05,78
IX.	जीवन बीमा प्रीमियम (पालिसी देयताएं घटाने के बाद) Life Insurance Premium (net of policy liabilities)	32,84
X.	विविध आय Miscellaneous Income	367,94,50
	जोड़ TOTAL	6168,14,56

(हानि से संबंधित आंकड़े कोष्ठकों में दर्शाये गए हैं)
(Loss figures shown in brackets)

* 26,09,16 हजार रुपये की पट्टा समांतर राशि को घटाकर
reduced by Lease Equalisation amount of Rs.26,09,16 thousand

अनुसूची 15 — व्यय किया गया ब्याज
SCHEDULE 15 — INTEREST EXPENDED

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 को समाप्त वर्ष year ended 31.3.2002 रु. Rs.
I.	निक्षेपों पर ब्याज Interest on deposits	25194,94,14
II.	भारतीय रिज़र्व बैंक/अंतर-बैंक उधारों पर ब्याज Interest on Reserve Bank of India/Inter-bank borrowings	482,99,47
III.	अन्य Others	942,40,27
	जोड़ TOTAL	26620,33,88

अनुसूची 16 — प्रचालन व्यय
SCHEDULE 16 — OPERATING EXPENSES

(000 को छोड़ दिया गया है)
(000s omitted)

		31.3.2002 को समाप्त वर्ष Year ended 31.3.2002 रु. Rs.
I.	कर्मचारियों को भुगतान और उनके लिए प्रावधान Payments to and provisions for employees	6315,23,95
II.	भाटक, कर और रोशनी Rent, taxes and lighting	701,58,19
III.	मुद्रण और लेखन-सामग्री Printing and stationery	162,33,95
IV.	विज्ञापन और प्रचार Advertisement and publicity	48,66,34
V.	अवक्षयण Depreciation	
	(क) पट्टाकृत आस्तियों पर (a) Leased Assets	187,98,85
	(ख) अन्य स्थिर आस्तियों पर (b) Other Fixed Assets	382,12,55
VI.	निदेशकों की फीस, भत्ते और व्यय Directors' fees, allowances and expenses	2,32,06
VII.	लेखा-परीक्षकों की फीस और व्यय (इसमें शाखा लेखा-परीक्षकों की फीस और व्यय शामिल है) Auditors' fees and expenses (including branch auditors' fees and expenses)	54,42,16
VIII.	विधि प्रभार Law charges	49,69,75
IX.	डाक महसूल, तार और टेलीफोन आदि Postages, Telegrams, Telephones, etc.	107,63,16
X.	मरम्मत और अनुरक्षण Repairs and maintenance	81,71,88
XI.	बीमा Insurance	182,54,51
XII.	आस्थगित राजस्व व्यय का परिशोधन Amortization of deferred revenue expenditure	540,78,94
XIII.	कार्ड व्यवसाय और अन्यों से संबंधित व्यय Expenses relating to Card Business and others	52,26,76
XIV.	अन्य व्यय Other expenditure	877,49,16
	जोड़ TOTAL	9746,81,91

समेकित वित्तीय विवरणों पर लेखा-परीक्षकों की रिपोर्ट

प्रति, भारतीय स्टेट बैंक के निदेशक बोर्ड को

1. हमने **भारतीय स्टेट बैंक** (**'बैंक'**) तथा उसकी अनुषंगियों के 31 मार्च 2002 की स्थिति के अनुसार संलग्न समेकित तुलन-पत्र, उसी से संलग्न इसी तारीख को समाप्त अवधि का समेकित लाभ एवं हानि खाता जिसमें हमारे सहित 14 संयुक्त लेखा-परीक्षकों द्वारा लेखा-परीक्षित बैंक के खाते तथा अन्य लेखा-परीक्षकों द्वारा लेखा-परीक्षित 12 बैंकिंग अनुषंगियों एवं 9 गैर-बैंकिंग अनुषंगियों के खाते सम्मिलित हैं, की जांच की है. इन वित्तीय विवरणों के लिए बैंक का प्रबंधन वर्ग जिम्मेदार है. अपनी लेखा-परीक्षा के आधार पर इन वित्तीय विवरणों पर अपना अभिमत व्यक्त करना हमारी जिम्मेदारी है.

2. हमने भारत में सामान्यतया स्वीकृत लेखा-परीक्षा मानदंडों के अनुरूप अपनी लेखा-परीक्षा की है. इन मानकों के अंतर्गत यह अपेक्षा की जाती है कि हम अपनी लेखा-परीक्षा योजना इस प्रकार बनाएं और निष्पादित करें ताकि हम समुचित रूप से इस बारे में आश्वस्त हो जाएं कि वित्तीय विवरण हर प्रकार से निर्दिष्ट वित्तीय रिपोर्टिंग प्रणाली के अनुसार तैयार किए गए हैं तथा इनमें किसी प्रकार का कोई भी गलत विवरण नहीं दिया गया है. लेखा-परीक्षा के अंतर्गत वित्तीय विवरणों में दी गई राशियों एवं सूचनाओं के समर्थन में दिए गए साक्ष्य की परीक्षण आधार पर जांच की जाती है. लेखा-परीक्षा के अंतर्गत प्रबंधन-वर्ग द्वारा प्रयुक्त लेखा सिद्धांतों एवं प्रमुख आकलनों का निर्धारण तथा समग्र वित्तीय विवरण की प्रस्तुति का मूल्यांकन भी किया जाता है. हमारा मानना है कि हमारी लेखा-परीक्षा में हमारे अभिमत के लिए यथोचित आधार प्रदान किया गया है.

3. हमने 21 अनुषंगियों (बैंकिंग एवं गैर-बैंकिंग) के वित्तीय विवरणों की लेखा-परीक्षा नहीं की है. इन वित्तीय विवरणों में 31 मार्च 2002 को समाप्त वर्ष के लिए इन अनुषंगियों की कुल आस्तियां 106329 करोड़ रुपये तथा कुल राजस्व 11512 करोड़ रुपये दर्शाए गए हैं. इन वित्तीय विवरणों की लेखा-परीक्षा अन्य लेखा-परीक्षकों द्वारा की गई है जिनकी रिपोर्ट हमें प्रस्तुत की गई हैं तथा जहां तक अनुषंगियों के संबंध में सम्मिलित राशि की बात है, हमारे अभिमत में वह पूर्णतया अन्य लेखा-परीक्षकों की रिपोर्ट पर आधारित है.

4. हम अपनी रिपोर्ट सूचित करते हैं कि लेखा मानक (ए एस) 21, भारतीय सनदी लेखाकार संस्थान द्वारा जारी "समेकित वित्तीय विवरण" की अपेक्षाओं के अनुरूप तथा समेकित वित्तीय विवरणों में शामिल बैंक और उसकी अनुषंगियों के अलग-अलग लेखा परीक्षित वित्तीय विवरणों के आधार पर बैंक द्वारा समेकित वित्तीय विवरण तैयार किए गए हैं.

5. हम निम्नलिखित की ओर ध्यान आकर्षित करते हैं:

   (i) लेखा टिप्पणियों (विदेशी मुद्रा लेनदेन के पुनर्मूल्यन से

AUDITOR'S REPORT ON CONSOLIDATED FINANCIAL STATEMENTS

TO THE BOARD OF DIRECTORS STATE BANK OF INDIA

1. We have examined the attached consolidated Balance Sheet of **STATE BANK OF INDIA ('the Bank')** and its subsidiaries as at 31st March 2002, the consolidated Profit & Loss Account for the year then ended annexed thereto in which are incorporated the accounts of the Bank audited by 14 joint auditors including us, 12 banking subsidiaries and 9 non-banking subsidiaries audited by other auditors. These financial statements are the responsibility of the management of the Bank. Our responsibility is to express our opinion on these financial statements based on our audit.

2. We conducted our audit in accordance with generally accepted auditing standards in India. These Standards require that we plan and perform the audit to obtain reasonable assurance whether the financial statements are prepared, in all material respects, in accordance with an identified financial reporting framework and are free of material misstatements. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements. We believe that our audit provides a reasonable basis for our opinion.

3. We did not audit the financial statement of 21 subsidiaries (banking & non-banking), whose financial statements reflect total assets of Rs. 106329 crores as at 31st March 2002 and total revenue of Rs. 11512 crores for the year then ended. These financial statements have been audited by other auditors whose reports have been furnished to us and in our opinion, insofar as it relates to the amount included in respect of the subsidiaries, is based solely on the report of the other auditors.

4. We report that the consolidated financial statements have been prepared by the Bank in accordance with the requirements of Accounting Standard (AS) 21, 'Consolidated Financial Statements', issued by the Institute of Chartered Accountants of India and on the basis of the separate audited financial statements of the Bank and its subsidiaries included in the consolidated financial statements.

5. We invite attention to:

   (i) Item No. 2 in the Notes on Accounts (regarding translation of foreign exchange transactions) wherein Reserve Bank of India (RBI)/Foreign Exchange Dealers Association of India (FEDAI)

संबंधित) की मद क्रमांक 2 में भारतीय सनदी लेखाकार संस्थान (आईसीएआई) द्वारा जारी "विदेशी मुद्रा दरों में होने वाले परिवर्तनों के प्रभावों के लेखांकन" से संबंधित लेखा मानक 11 के स्थान पर भारतीय रिजर्व बैंक/भारतीय विदेशी मुद्रा व्यापारी संघ के अनुदेशों/दिशा-निर्देशों का अनुपालन किया गया है.

(ii) कतिपय लेनदेनों को मान्यता प्रदान करने के संबंध में प्रमुख लेखा नीतियों की मद क्रमांक 9.1.2

6. हम सूचित करते हैं कि:

हमारी राय और हमारी सर्वोत्तम जानकारी में तथा हमें दिए गए स्पष्टीकरणों के आधार पर तथा बैंक एवं उसकी 21 अनुषंगियों की अलग-अलग लेखा-परीक्षित वित्तीय विवरणों से संबंधित अलग-अलग लेखा-परीक्षा रिपोर्टों को ध्यान में रखते हुए ऊपर दिए गए परिच्छेद 5 और लेखों पर दी गई टिप्पणियों एवं प्रमुख लेखा नीतियों के विवरण के साथ पढ़े जाने पर :

(i) यह समेकित तुलन पत्र 31 मार्च 2002 को बैंक एवं उसकी अनुषंगियों के कामकाज का वास्तविक और सही चित्र प्रस्तुत करता है और

(ii) भारत में सामान्यतया स्वीकृत लेखा-सिद्धान्तों के अनुरूप समेकित लाभ एवं हानि खाता उसी दिनांक को समाप्त वर्ष के लिए बैंक और उसकी अनुषंगियों के परिचालन से संबंधित समेकित परिणाम का वास्तविक और सही चित्र प्रस्तुत करता है.

कृते एम. सी. भंडारी एण्ड कंपनी
सनदी लेखाकार

(एम. आर. जैन)
भागीदार

मुंबई
दिनांक: 5 जुलाई 2002

instructions/guidelines have been followed in preference to the Accounting Standard 11 on "Accounting for the Effects of Changes in Foreign Exchange Rates" issued by the institute of Chartered Accountants of India (ICAI).

(ii) Item No. 9.1.2 in the Principal Accounting Policies regarding recognition of certain transactions.

6. We report that:

In our opinion and to the best of the information and explanations given to us and on consideration of the separate audit report on individual audited financial statements of the Bank and its 21 subsidiaries, read with paragraph 5 given above and with the Notes on Accounts and Statement of Principal Accounting Policies :

(i) The Consolidated Balance Sheet gives a true and fair view of the consolidated state of affairs of the bank and its subsidiaries as at 31st March 2002 and

(ii) The Consolidated Profit & Loss Account gives a true and fair view of the consolidated results of operations of the Bank and its subsidiaries for the year then ended in conformity with the generally accepted accounting principles in India.

For M.C Bhandari & Co.
Chartered Accountants

(M.R. Jain)
Partner

Mumbai
Dated : 5th July, 2002

भारतीय स्टेट बैंक (समेकित) STATE BANK OF INDIA (CONSOLIDATED)

31 मार्च 2002 को समाप्त वर्ष के लिए नकदी प्रवाह विवरण
CASH FLOW STATEMENT FOR THE YEAR ENDED 31ST MARCH, 2002

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002
	रु. Rs.
क. परिचालन कार्यकलापों से नकदी प्रवाह A. CASH FLOW FROM OPERATING ACTIVITIES	5507,23,26
ख. निवेश कार्यकलापों से नकदी प्रवाह B. CASH FLOW FROM INVESTING ACTIVITIES	(387,79,47)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह C. CASH FLOW FROM FINANCING ACTIVITIES	1867,89,36
नकदी एवं नकदी समतुल्य में कुल परिवर्तन NET CHANGE IN CASH AND CASH EQUIVALENTS	3251,54,43
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR	70492,47,09
ङ वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य (क+ख+ग+घ) E. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR (A+B+C+D)	73744,01,52

क. परिचालन कार्यकलापों से नकदी प्रवाह
A. CASH FLOW FROM OPERATING ACTIVITIES

कर पूर्व निवल लाभ Net Profit before taxes	5370,98,41	
समायोजन Adjustment for:		
मूल्यह्रास शुल्क Depreciation charges	570,11,09	
अलाभकारी आस्तियों के लिए प्रावधान Provision for NPAs	3123,48,96	
निवेशों पर मूल्यह्रास Depreciation on Investments	235,31,44	
अन्य प्रावधान Other provisions	93,44,85	
वर्ष के दौरान अपलिखित आस्थगित राजस्व खर्च Deferred Revenue Expenditure written off during the year	540,78,94	
संयुक्त उपक्रमों से लाभांश (निवेशक गतिविधि) Dividend from joint ventures (investing activity)	(2,41,67)	
बांड/डिबेंचर पर प्रदत्त ब्याज (वित्तीय गतिविधि) Interest paid on Bonds/Debentures (financing activity)	570,13,07	
	10501,85,09	
प्रत्यक्ष करों को घटाकर Less direct taxes	(2259,65,04)	
उप-योग SUB-TOTAL		8242,20,05
समायोजन Adjustment for:		
जमाराशियों में वृद्धि/(कमी) Increase/(Decrease) in Deposits		38672,91,45
उधारराशियों में वृद्धि/(कमी) Increase/(Decrease) in Borrowings		(2187,02,93)
निवेशों में (वृद्धि)/कमी (Increase)/Decrease in Investments		(28180,72,73)
अग्रिमों में (वृद्धि)/कमी (Increase)/Decrease in Advances		(17348,51,57)
अन्य देयताओं और प्रावधानों में वृद्धि/(कमी) Increase/(Decrease) in Other Liabilities & Provisions		5646,16,18
अन्य आस्तियों में (वृद्धि)/कमी (Increase)/Decrease in Other Assets		662,22,81
परिचालन कार्यकलापों से उपलब्ध निवल नकदी NET CASH PROVIDED BY OPERATING ACTIVITIES		5507,23,26

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002	
	रु. Rs.	रु. Rs.
ख. निवेश कार्यकलापों से नकदी प्रवाह **B. CASH FLOW FROM INVESTING ACTIVITIES**		
संयुक्त उद्यमों में निवेश Investments in Joint Ventures	(6,20,70)	
ऐसे निवेशों पर अर्जित आय Income earned on such Investments	2,41,67	
अचल आस्तियाँ Fixed Assets	(384,00,44)	
निवेश कार्यकलापों में प्रयुक्त निवल नकदी NET CASH USED IN INVESTING ACTIVITIES		(387,79,47)
ग. वित्तपोषण कार्यकलापों से नकदी प्रवाह **C. CASH FLOW FROM FINANCING ACTIVITIES**		
शेयर पूंजी Share Capital	–	
शेयर प्रीमियम Share Premium	–	
गौण बांड Subordinated Bonds	330,00,00	
गौण बांडों का मोचन Redemption of Subordinated Bonds	(1337,62,97)	
बांडों/डिबेंचरों पर संदत्त ब्याज Interest Paid on Bonds/Debentures	(570,13,07)	
संदत्त लाभांश Dividends Paid	(290,13,32)	
वित्तपोषण कार्यकलापों द्वारा प्रदत्त निवल नकदी NET CASH USED BY FINANCING ACTIVITIES		(1867,89,36)
घ. वर्ष के आरंभ में नकदी एवं नकदी समतुल्य **D. CASH AND CASH EQUIVALENTS AT THE BEGINNING OF THE YEAR**		
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित है) Cash in hand (including foreign currency notes and gold)	1132,15,27	
(ii) भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	23420,29,76	
(iii) बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	45940,02,06	
		70492,47,09

(000 को छोड़ दिया गया है)
(000s omitted)

	31.3.2002 को समाप्त वर्ष Year ended 31.3.2002	
	रु. Rs.	रु. Rs.
ङ वर्ष की समाप्ति पर नकदी एवं नकदी समतुल्य		
E. CASH AND CASH EQUIVALENTS AT THE END OF THE YEAR		
(i) हाथ नकदी (इसमें विदेशी करेंसी नोट तथा सोना सम्मिलित हैं) Cash in hand (including foreign currency notes and gold)	1369,87,32	
(ii) भारतीय रिज़र्व बैंक में अथशेष Balances with Reserve Bank of India	25958,37,55	
(iii) बैंकों में अथशेष तथा मांग पर एवं अल्प सूचना पर प्राप्य धन Balances with Banks and Money at Call and Short Notice	46415,76,65	
		73744,01,52

लेखा-परीक्षकों की रिपोर्ट

हमने 31 मार्च 2002 को समाप्त वर्ष के लिए भारतीय स्टेट बैंक और उसकी अनुषंगियों के उपर्युक्त समेकित नकदी प्रवाह विवरण का सत्यापन कर लिया है. यह विवरण भारतीय स्टेट बैंक द्वारा शेयर बाजारों के साथ हुए सूचीकरण करार के खण्ड 32 की अपेक्षाओं के अनुसार तैयार किया गया है तथा यह निदेशक बोर्ड को 5 जुलाई 2002 को प्रस्तुत रिपोर्ट में सम्मिलित बैंक के समेकित लाभ एवं हानि खाता और समेकित तुलनपत्र के अनुरूप है और उसके आधार पर तैयार किया गया है.

Auditors' Report

We have examined the above consolidated Cash Flow Statment of State Bank of India and its subsidiaries for the year ended 31st March 2002. The Statement has been prepared by the Bank in accordance with the requirements of clause 32 of the listing agreement with the Stock Exchanges and is based on and in agreement with the corresponding consolidated Profit and Loss Account and consolidated Balance Sheet of the Bank covered by the Report of the 5th July 2002 to the Board of Directors.

हस्ता/-
अध्यक्ष
Sd/-
Chairman

उपर्युक्त नकदी प्रवाह विवरण बैंक के केंद्रीय बोर्ड की कार्यकारिणी समिति द्वारा 10 जुलाई 2002 को हुई बैठक में अभिलेख में ले लिया गया है.

The above Cash Flow Statement has been taken on record by the Executive Committee of the Central Board of the Bank at its Meeting held on 10th July, 2002.

हस्ता/-
एम. सी. भंडारी एंड कं.
Sd/-
M. C. Bhandari & Co.
सनदी लेखाकार
Chartered Accountants

हस्ता/-
एम. आर. जैन
Sd/-
M. R. Jain
भागीदार
Partner

हस्ता/-
सचिव,
केन्द्रीय बोर्ड
Sd/-
Secretary,
Central Board

मुम्बई, दिनांक : 10th जुलाई 2002.
Mumbai, Date : 10th July, 2002.

दिनांक : 10th जुलाई 2002.
Date: 10th July, 2002.

इंटरनेट पर बैंक से संपर्क करें / Visit the Bank's site at: http://www.sbi.co.in, http://www.statebankofindia.com

भारतीय स्टेट बैंक, आर्थिक अनुसंधान विभाग, कारपोरेट केन्द्र, मुंबई - 400021 द्वारा प्रकाशित.
Issued by the State Bank of India, Economic Research Department, Corporate Centre, Mumbai - 400021.

टाटा इन्फोमीडिया लि. द्वारा मुद्रित.
Printed at Tata Infomedia Ltd.


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